

2023
Proxy Statement
& Annual Report

Aviat Networks, Inc.



September 25, 2023

To Our Stockholders,

In Fiscal Year 2023, the demand for improved connectivity continued as our customers invested in network infrastructure. Aviat delivered another year of substantial results and improvements to the business. I'm proud of how the Aviat team remained focused, lived our values and executed well throughout the year. We delivered 14.4% revenue growth and record profitability with Adjusted EBITDA margin at 13.6%.

Our Fiscal Year 2023 goals, aligned with our corporate strategy, were centered around growth-enablement and strengthening our foundation. Some of our key accomplishments against our goal set:

- Delivering vendor agnostic multi-band solutions to enable penetration into new accounts including Airtel India and others.
- Rolling out MPLS (multiprotocol label switching) to the edge on our outdoor radio platform to simplify customer access networks.
- Improving our software offering with Frequency Assurance Software (FAS) on 3rd party radios and rollout of ProVision Plus management platform on our Access portfolio.
- Delivering ultra-high-power radios (UHP) in the 11GHz band to protect customers from interference created by WiFi-6e deployments in the 6GHz band.
- Continuing growth in our private networks business.
- Building out our operating model which is centered on customer focus, innovation, talent and supply chain. This operating system is the basis for continuous improvement, organic growth as well as growth via acquisition. We proved our operating model by outperforming the Redline Communications (Redline) acquisition model.

These accomplishments allowed us to deliver value to our shareholders. For the third consecutive year we showed meaningful margin expansion and topline growth.

Continued Progress Executing on our Corporate Strategy

We continued progress executing on our corporate strategy launching several key offerings derived from our foundational voice of the customer process with an emphasis on total cost of ownership (TCO). These products included:

- **Multi-Band Vendor Agnostic** (MB-VA). MB-VA is an overlay of a high-capacity Aviat WTM 4800 E-Band or multi-band link alongside an existing legacy microwave system. This enables network operators to easily upgrade the capacity of an existing installed microwave link to support advanced LTE and 5G buildouts. This minimizes disruption to the existing wireless infrastructure and allows operators to utilize Aviat regardless of the legacy microwave vendors in the network, and thus lower their cost of switching to Aviat. This product was key in winning Airtel's business in India at the beginning of Fiscal Year 2023.

- **MPLS to the Edge.** Part of Aviat's system software, this update enables IP/MPLS (Internet Protocol Multi-Protocol Label Switching) and segment routing to be deployed out to the network edge using Aviat's WTM 4000 all-outdoor radio platform. This solution allows for a small site footprint, lower power consumption, simplified deployment and maintenance, and reduced site leasing costs. The savings can be up to $15,000 per link over a 5-year period. This furthers Aviat's mission to enable operators to easily and cost-effectively scale their networks to meet growing demand.

- **Software Portfolio Updates: Frequency Assurance Software (FAS) for 3rd Party and ProVision Plus (PV+) on Access Product Line.** Aviat added third-party radio support to its FAS solution to allow operators to protect their non-Aviat microwave links from 6GHZ interference. Aviat's patented solution, first introduced in 2020, allows operators to monitor, detect and track interference, perform trend analysis of the network over time, and isolate problem links before resulting impacts or potential outages occur. FAS has an intuitive geo-map-based user interface that allows operators to baseline their microwave networks, and subsequently, show the impact of interference over time. Expanding FAS to include microwave links from other vendors increases the value-proposition and addressable market of FAS.

    Aviat also integrated its RDL-3000 Virtual Fiber Access product portfolio, acquired via the Redline transaction, into its advanced PV+ management software and Health Assurance Software (HAS). The installed base of over 230,000 RDL-3000 radios now have access to utilize PV+ and HAS for a single end-to-end solution to manage and monitor their networks resulting in improved operational simplicity and reliability.

- **11GHz Ultra-High Power (UHP) Radio.** Aviat's latest indoor microwave radio release enables relocation of mission critical links from the 6GHz to the 11GHz band to address concerns over potential interference. The radio has the industry's highest transmitter power, which allows for more capacity and longer links while maintaining the required 99.999% availability needed for critical data traffic.

Our strategy, differentiated product set, execution and process improvements translated into new customer and commercial wins including:

- **Rural Broadband.** In Fiscal Year 23, Aviat added new rural broadband accounts, growing our business and firmly establishing ourselves as the leading wireless backhaul provider to this segment in the US. With a large amount of rural broadband funding yet to be allocated and invested, and with our Aviat Store ecommerce platform delivering a seamless purchasing experience and disintermediating the value chain, we believe Aviat is well-positioned for continued growth in this segment.

- **Private Networks.** We continued to win state network customers in Fiscal Year 23. Aviat's end-to-end solution spanning network planning, design, manufacturing, installation, service and support were key to our progress. Our Extra High Power IRU600 indoor radio lowers the TCO and delivers value to our customers.

Historically, we have focused on growth in private networks, tier 2 and internet service providers (ISP's). As we have developed the portfolio and our value proposition, we have the wherewithal to pursue and win select tier 1's and have demonstrated this capability. We now include pursuit of select tier 1 players in our overall strategy.

Aviat Operating System
The Aviat Operating System has four principal elements which are underpinned by our continuous improvement and customer centric values: customer focus, innovation, talent and supply chain. For Aviat, our business is configured such that we perform light manufacturing, assembly and testing. Based on that construct, we focus

the operating system on the four elements which are most impactful to our shareholders, customers and employees. In Fiscal Year 23, we drove improvements and executed in each of these elements including:

- **Customer Focus:** We continued to drive our strategic marketing process across the organization. This process of gaining deep understanding of our customers' economics through structured voice of the customer (VOC), and delivering products that meet their unmet economic needs, has been at the heart of our product and market successes in Fiscal Year 23. We incorporated the newly acquired Redline business, now called Access products, into our strategic marketing process. We continue this trajectory in Fiscal Year 24 and beyond, making this process even more pervasive in Aviat than it is today.

- **Innovation:** We innovate to support Aviat's growth. In Aviat we are driving and operationalizing development in a continuous and systematic way, making it part of our everyday operation including changing the mindset of our employees and how they work together. Regular retrospectives and lessons learned meetings including implementation of improvement actions are part of our daily work and culture.

  We improved the end-to-end agile development process for software (SW) R&D and Quality Assurance. We bundled the SW teams at both development sites, in Slovenia and New Zealand, and with external partners to create a unified development pool including tools, processes and infrastructure. This reduces overhead, improves coordination, and utilizes resources more efficiently to accelerate the development of new features in a fast-changing and dynamic market environment. We have also invested in further automation of testing to increase coverage and throughput while ensuring better product quality for our customers.

- **Supply Chain:** There has been extensive commentary with regard to supply chain since the onset of the pandemic. Aviat ramped up purchases of components during the early days of the pandemic. We anticipated that factory labor would experience absences and we would experience missed shipments. We were wrong. However, the supply chain crisis came shortly afterwards. We had the correct inventory position for this situation despite our somewhat imprecise logic. We were able to satisfy our customers through the crisis. One of the key improvements that we made: engagement of 2-3 levels down from our direct suppliers. These relationships and insight drove performance and created future opportunities for differentiation. Fortunately, we see the easing of the supply chain crisis and began to unwind our safety stock in Q4 of this year. With that perspective, we see our supply chain and our partner engagement as a differentiator. As part of our operating model, we aim to improve further in the coming years.

- **Talent:** Our success, growth and accomplishments are the result of our dedicated and skilled team. We foster a culture of accountability and work together to achieve our shared goals. To drive a high-performance culture, we provided training and coaching to our employees on a variety of lean tools and methodologies. As a result, every person takes ownership for problem-solving, learning and improving. We drive our performance culture through our comprehensive framework of talent tools and assessments. In Fiscal Year 23 we expanded our talent management reviews to identify and support high potentials at all levels in the organization. We launched our global engagement survey and achieved a response rate of 91%. Connecting with our people through spot surveys, regular performance conversations and clear goal setting has contributed to low turnover (versus the telecom peer group) in a competitive environment.

Innovation gets a lot of press, and occasionally, glory. Aviat's innovation is grounded in the customer and our choices, investments and architectures being fiercely debated internally. The approach has been showing fruitful outcomes.

We rely on our operating system as we evaluate M&A transactions. The deployment of the Aviat Operating System was demonstrated in the Redline acquisition. The recent announcement of our acquisition of the NEC wireless transport business provides another opportunity to show the capabilities of the Aviat Operating System. As we look at future additions, we will maintain the lens of the Aviat Operating System as part of the evaluation process.

Aviat Values

The progress we have made in Fiscal Year 23 and in previous years is rooted in our values. Our performance management system includes a focus on results and the way our team members deliver. Our values include:

- **Integrity, Ethics, Safety** – We act with integrity while making the right choices. Safety is at the forefront of all we do.
- **Accountability** – We take responsibility for our actions and work toward the best solution.
- **Exceptional Teamwork** – We collaborate, partner, and thrive in all environments.
- **Continuous Improvement** – We approach opportunities and challenges with this mindset.
- **Customer Focus** - We listen, look, inquire, serve, develop, and execute to provide the best offerings for our customers.

When I joined the company in January 2020, there was an absence of company values as a prevalent part of the culture. We sought input from over 500 employees in creating the values and associated definitions. These values are incorporated into our operating model and are integral to developing our performance culture. We review them as a part of our quarterly progress reports and the performance management system; and we expect that every employee live by these values in their work life.

Fiscal Year 2023 Financial Results

In Fiscal Year 2023 we reported:

Increased total revenue of $346.6 million, compared to revenue of $303.0 million in Fiscal Year 2022, or growth of 14.4%. This was our third consecutive year of double-digit revenue growth driven by international share gains and the contribution from the Redline acquisition.

Increased backlog of $289 million, up over $40 million compared to prior year-end, and continued to have a book-to-bill ratio greater than 1. This result is directly linked to our customer focus value and our voice of the customer process.

GAAP gross margin of 35.8% and non-GAAP gross margins of 36.1%, compared to GAAP and non-GAAP margins in Fiscal Year 2022 of 36.1% and 36.2%, representing a decrease of 30 basis points and 10 basis points, respectively. The decline was the result of regional mix factors as international growth exceeded that of higher margin North America growth.

GAAP total operating expenses of $97.8 million, compared to $80.5 million in Fiscal Year 2022, an increase of $17.3 million or 21.5%. The increase was driven by the addition of Redline and related restructuring charges as well as M&A expenses incurred for the Redline and pending NEC acquisitions. On a non-GAAP basis, excluding the impact of restructuring charges, share-based compensation and M&A related costs, total operating expenses for Fiscal Year 2023 were $84.1 million, compared to $75.8 million in Fiscal Year 2022. The $8.3 million increase was driven by the addition of Redline costs.

Increased Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (Adjusted EBITDA) of $47.0 million in Fiscal Year 2023, as compared to $38.3 million in Fiscal Year 2022, a year-over-year increase of $8.7 million, or 22.6%. Adjusted EBITDA Margins improved to 13.6% in FY23 from 12.7% in FY22.

We maintain a strong, debt-free balance sheet. We did use substantial cash during the year completing the Redline acquisition, making technology investments for our NextGen product, as well as continued working capital investment to support growth and protect against supply chain disruptions. Our balance sheet enabled us to navigate the failure of our primary bank with minimal disruption to operations and subsequently upgrade our credit facility and treasury management with a stronger banking group.

Results Highlights

Our work on values and talent in combination with strategy and execution has translated into growth. We have seen growth in several key areas and launched new product offerings, including:

38% growth in multi-band sales
21% growth in all-outdoor radio sales, and
51% growth in router sales

In this time, we have also added 336 new customers driven by additions from state and local governments, service providers, Redline customers, and the expansion of the Aviat Store platform internationally.

Also, we track our vitality: 17% of bookings in fiscal 2023 came from products introduced within the last year.

Performance Milestones

As the company's execution improved, our stock saw a corresponding lift as well and we became positioned for performance milestones.   Aviat Networks was added to the Russell 2000 index in June 2021. Improved execution and performance brought us the recognition of Forbes, who ranked Aviat Networks as the #4 best small company in America in their 2022 list. Since the beginning of 2020, Aviat has outperformed the Russell 2000 Total Return by over 350% through the close of fiscal year 2023.

Results Perspective

In January 2020, there were few employees, customers or shareholders who imagined where we are today. At Aviat, we often say there are no victory laps. Our corporate value of continuous improvement does not permit victory laps. This summary letter is our track record of execution. The value in the summary is that the future that we imagine for Aviat will make the accomplishments of the last three years look small. I am often criticized for conservativism; however, I believe we've yet to have our finest hour.

Fiscal Year 2024 Outlook

We enter Fiscal Year 2024 with a very strong backlog and anticipate continued organic growth in both revenue and Adjusted EBITDA in Fiscal Year 2024. The threat of a recession remains but is difficult to assess. Regardless, our company and our products are well-positioned to benefit from key market drivers, including:

- The rollout of 5G,
- The increased importance of mission-critical networks, and
- The expansion of rural broadband networks.

We will continue to drive organic growth and to be strategic about partnerships and inorganic growth. On May 9, 2023, Aviat announced a transformative agreement with NEC to acquire their wireless transport business. We expect the transaction to close in the coming months. We expect to leverage Aviat's operating system to drive growth and improve margins for the acquired business. During the deal announcement, we indicated that we expect that the NEC wireless transport business will add approximately $150M of revenue on an annual basis after closing.

We will continue the successful execution of our strategy. We anticipate continuing our strong momentum across our verticals. We have great relationships and history with global and domestic 5G players. We will continue to focus on share gains in our private network mission-critical network business. Lastly, we will leverage increased funding for rural broadband and the Aviat Store to participate in the expansion of these developing networks.

Aviat's goals are clearly defined: growth, margin expansion and meaningful bottom-line improvements. We are excited about our outlook and expect to deliver on these goals, and value to our shareholders in Fiscal Year 2024.

Sincerely,

Peter A. Smith

Pete Smith,

President and CEO, Aviat Networks

This letter to Stockholders contains statements that qualify as "forward looking statements" under the Private Securities Litigation Reform Act of 1995, including, but not limited to our plans, strategies and objectives for future operations, expectations regarding future performance and opportunities to improve business processes. All statements, trend analyses and other information contained herein regarding the foregoing beliefs and expectations, as well as about the markets for the services and products of Aviat and trends in revenue, and other statements identified by the use of forward-looking terminology, including "anticipate," "believe," "plan," "estimate," "expect," "goal," "will," "see," "continue," "delivering," "view," and "intend," or the negative of these terms or other similar expressions, constitute forward-looking statements. Certain risks, uncertainties and other factors may cause our actual results to be materially different from those expressed or implied by each forward-looking statement. These other risks, uncertainties and other factors are discussed in our Fiscal Year 2023 Form 10-K and in our other filings with the Securities and Exchange Commission. You should not rely on any forward-looking statements. We undertake no obligation to update publicly any forward-looking statement, whether written or oral, for any reason, except as required by law, even as new information becomes available or other events occur in the future.

AVIAT NETWORKS, INC.

Fiscal Year 2023 Summary

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES AND REGULATION G DISCLOSURE

To supplement the consolidated financial statements presented in accordance with accounting principles generally accepted in the United States (GAAP), we provide additional measures of gross margin, research and development expenses, selling and administrative expenses, operating income, provision for or benefit from income taxes, net income, diluted net income per share and adjusted income before interest, tax, depreciation and amortization (Adjusted EBITDA), adjusted to exclude certain costs, charges, gains and losses, as set forth below. We believe that these non-GAAP financial measures, when considered together with the GAAP financial measures, provide information that is useful to investors in understanding period-over-period operating results separate and apart from items that may, or could, have a disproportionate positive or negative impact on results in any particular period. We also believe these non-GAAP measures enhance the ability of investors to analyze trends in our business and to understand our performance. In addition, we may utilize non-GAAP financial measures as a guide in our forecasting, budgeting and long-term planning process and to measure operating performance for some management compensation purposes. Any analysis of non-GAAP financial measures should be used only in conjunction with results presented in accordance with GAAP. Reconciliations of these non-GAAP financial measures with the most directly comparable financial measures calculated in accordance with GAAP follow.

AVIAT NETWORKS, INC.

Fiscal Year 2023 Summary
RECONCILIATIONS OF NON-GAAP FINANCIAL MEASURES [1]
Consolidated Statements of Operations
(Unaudited)

	Twelve Months Ended			
	June 30, 2023	% of Revenue	July 1, 2022	% of Revenue
	(In thousands, except percentages and per share amounts)			
GAAP gross margin	$ 124,171	35.8 %	$ 109,235	36.1 %
Share-based compensation	627		440	
Merger and acquisition related expense	180		—	
Non-GAAP gross margin	124,978	36.1 %	109,675	36.2 %
GAAP research and development expenses	$ 24,908	7.2 %	$ 22,596	7.5 %
Share-based compensation	(514)		(246)	
Non-GAAP research and development expenses	24,394	7.0 %	22,350	7.4 %
GAAP selling and administrative expenses	$ 69,842	20.2 %	$ 57,656	19.0 %
Share-based compensation	(5,579)		(3,148)	
Merger and acquisition related expense	(4,526)		(1,061)	
Non-GAAP selling and administrative expenses	59,737	17.2 %	53,447	17.6 %
GAAP operating income	$ 26,409	7.6 %	$ 28,745	9.5 %
Share-based compensation	6,720		3,834	
Merger and acquisition related expense	4,706		1,061	
Restructuring charges	3,012		238	
Non-GAAP operating income	40,847	11.8 %	33,878	11.2 %
GAAP income tax provision	$ 11,575	3.3 %	$ 9,275	3.1 %
Adjustment to reflect pro forma tax rate	(10,375)		(8,075)	
Non-GAAP income tax provision	1,200	0.3 %	1,200	0.4 %

	Twelve Months Ended			
	June 30, 2023	% of Revenue	July 1, 2022	% of Revenue
	(In thousands, except percentages and per share amounts)			
GAAP net income	$ 11,528	3.3 %	$ 21,160	7.0 %
Share-based compensation	6,720		3,834	
Merger and acquisition related expense	4,706		1,061	
Restructuring charges	3,012		238	
Other expense (income), net	2,774		(1,690)	
Adjustment to reflect pro forma tax rate	10,375		8,075	
Non-GAAP net income	$ 39,115	11.3 %	$ 32,678	10.8 %
Diluted net income per share				
GAAP	$ 0.97		$ 1.79	
Non-GAAP	$ 3.30		$ 2.76	
Shares used in computing diluted net income per share				
GAAP/Non-GAAP	11,855		11,820	
Adjusted EBITDA				
GAAP net income	$ 11,528	3.3 %	$ 21,160	7.0 %
Depreciation and amortization of property, plant and equipment and intangible assets	6,180		4,463	
Other expense (income), net	3,306		(1,690)	
Share-based compensation	6,720		3,834	
Merger and acquisition related expense	4,706		1,061	
Restructuring charges	3,012		238	
Provision for income taxes	11,575		9,275	
Adjusted EBITDA	$ 47,027	13.6 %	$ 38,341	12.7 %

_____

(1)   The adjustments above reconcile our GAAP financial results to the non-GAAP financial measures used by Aviat Networks. Aviat monitors the non-GAAP financial measures included above, and our management believes they are helpful to investors because they provide an additional tool to use in evaluating Aviat's financial and business trends and operating results. In addition, Aviat's management uses these non-GAAP measures to compare Aviat's performance to that of prior periods for trend analysis and for budgeting and planning purposes. Our non-GAAP net income excludes share-based compensation, and other non-recurring charges (recovery) and Adjusted EBITDA is determined by excluding depreciation and amortization on property, plant and equipment and intangible assets, interest, provision for or benefit from income taxes, and non-GAAP pre-tax adjustments, as set forth above, from GAAP net income. We believe that the presentation of these non-GAAP items provides meaningful supplemental information to investors, when viewed in conjunction with, and not in lieu of, our GAAP results. However, the non-GAAP financial measures have not been prepared under a comprehensive set of accounting rules or principles. Non-GAAP information should not be considered in isolation from, or as a substitute for, information prepared in accordance with GAAP. Moreover, there are material limitations associated with the use of non-GAAP financial measures.

AVIAT NETWORKS, INC.
200 Parker Drive, Suite C100A
Austin, TX 78728

Notice of Annual Meeting of Stockholders for Fiscal Year 2023
to be held on November 8, 2023

TO THE HOLDERS OF COMMON STOCK OF AVIAT NETWORKS, INC.

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders for fiscal year 2023 (the "Annual Meeting") of Aviat Networks, Inc. (the "Company") will be held online only on November 8, 2023, at 12:30 p.m. Central Time. You may attend the Annual Meeting online via webcast by visiting www.virtualshareholdermeeting.com/ AVNW2023 and entering your 16-digit control number included with the Notice of Internet Availability of Proxy Materials or proxy card. You will be able to vote your shares and submit questions while attending the Annual Meeting online for the following purposes:

1. To elect six directors to serve until the Company's 2024 Annual Meeting of Stockholders or until their successors have been elected and qualified;

2. To vote on the ratification of the appointment by our Audit Committee of Deloitte & Touche LLP ("Deloitte") as the Company's independent registered public accounting firm for fiscal year 2024;

3. To hold an advisory, non-binding vote to approve the Company's named executive officer compensation ("Say-on-Pay")

4. To approve Amendment No. 1 to the Amended and Restated Tax Benefit Preservation Plan (the "Amendment to the Plan") dated as of February 28, 2023, by and between the Company and Computershare Inc., as Rights Agent;

5. To approve the amendment of the Company's Amended and Restated Certificate of Incorporation (the "Current Certificate") to reflect new Delaware law provisions regarding officer exculpation (the "Exculpation Amendment");

6. To approve the amendment and restatement of the Current Certificate to make certain additional, non-substantive amendments (the "Non-Substantive Amendments");

7. To transact such other business as may properly come before the Annual Meeting or any adjournment or postponement or other delay thereof.

Only holders of common stock at the close of business on September 14, 2023 are entitled to notice of and to vote at the Annual Meeting or any adjournment, postponement or other delay thereof.

Whether or not you expect to attend the Annual Meeting online, we urge you to submit a proxy to vote your shares. This will help ensure the presence of a quorum at the Annual Meeting.

By Order of the Board of Directors

September 25, 2023

/s/ Peter A. Smith
President and Chief Executive Officer

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDER MEETING TO BE HELD ON NOVEMBER 8, 2023

This Proxy Statement for the 2023 Annual Meeting of Stockholders and our Annual Report to Stockholders for the Fiscal Year Ended June 30, 2023 are available at www.proxyvote.com

Your vote is important regardless of the number of shares you own. The Board of Directors urges you to sign, date and return the enclosed proxy card by mail (using the enclosed postage-paid envelope) as promptly as possible, or vote electronically or by telephone as described in the attached proxy statement. If you have any questions or need assistance in voting your shares, please contact Broadridge toll-free at 1-800-690-6903.

TABLE OF CONTENTS

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AVIAT NETWORKS, INC.

PROXY STATEMENT

FOR THE ANNUAL MEETING OF STOCKHOLDERS

TO BE HELD ON NOVEMBER 8, 2023

This proxy statement (this "Proxy Statement") applies to the solicitation of proxies by the Board of Directors (the "Board") of Aviat Networks, Inc. (which we refer to as "Aviat," the "Company," "we," "our," and "ours") for use at the Annual Meeting of Stockholders for fiscal year 2023 and any adjournment, postponement or other delay thereof (the "Annual Meeting"), to be held at 12:30 p.m., Central Time, on November 8, 2023. The Annual Meeting will be held online via webcast, at www.virtualshareholdermeeting.com/AVNW2023 ("Meeting Website"). Stockholders attending the meeting online via webcast will be able to submit questions and vote their shares electronically at the meeting. These proxy materials are being made available on or about September 25, 2023, to our stockholders entitled to notice of and to vote at the Annual Meeting.

To participate in the Annual Meeting, you will need the 16-digit control number included on your proxy card, voting instruction form or notice of internet availability. The Annual Meeting will begin promptly at 12:30 p.m., Central Time. Online access and check-in will begin at 12:15 p.m., Central Time. We encourage you to access the Meeting Website prior to the start time to allow ample time for login procedures and so you may address any technical difficulties before the Annual Meeting begins. If you encounter any difficulties accessing the webcast Annual Meeting during login or in the course of the meeting, please contact the phone number found on the login page at www.virtualshareholdermeeting.com/AVNW2023.

You may vote and ask questions during the Annual Meeting by following the instructions available on the Meeting Website at the time of the Annual Meeting. Stockholders may submit questions electronically, in real-time during the meeting. A list of stockholders entitled to vote at the Annual Meeting will be available for ten days prior to the Annual Meeting for examination by any stockholder for any purpose germane to the Annual Meeting by emailing our Investor Relations team at investorinfo@aviatnet.com.

ABOUT THE ANNUAL MEETING

What is the purpose of the Annual Meeting?

The purpose of the Annual Meeting is to obtain stockholder action on the matters outlined in the notice of meeting included with this Proxy Statement. All holders of shares of common stock at the close of business on September 14, 2023, are entitled to notice of and to vote at the Annual Meeting. At the Annual Meeting, our stockholders will vote (i) to elect six directors, (ii) on the ratification of the appointment by our Audit Committee of Deloitte & Touche LLP ("Deloitte") as the Company's independent registered public accounting firm for fiscal year 2024, (iii) on an advisory, non-binding resolution to approve the Company's named executive officer compensation ("Say-on-Pay"), (iv) to approve Amendment No. 1 to the Amended and Restated Tax Benefit Preservation Plan (the "Amendment to the Plan") dated as of February 28, 2023, by and between the Company and Computershare Inc., as Rights Agent, (v) to approve the amendment of the Company's Amended and Restated Certificate of Incorporation (the "Current Certificate") to reflect new Delaware law provisions regarding officer exculpation, (vi) to approve the amendment and restatement of the Current Certificate to include certain additional, non-substantive amendments, and (vii) to transact such other business as may properly come before the Annual Meeting or any adjournment or postponement or other delay thereof.

What is the record date, and who is entitled to vote at the Annual Meeting?

The record date for the stockholders entitled to vote at the Annual Meeting is September 14, 2023 (the "Record Date"). The Record Date was established by the Board as required by the Delaware General Corporation Law and the Amended and Restated Bylaws of the Company (the "Bylaws"). Owners of shares of our common stock at the close of business on the Record Date are entitled to receive notice of the Annual Meeting and to vote at the Annual Meeting. You may vote all shares that you owned as of the Record Date.

What are the voting rights of the holders of common stock at the Annual Meeting?

Each outstanding share of our common stock is entitled to one vote on each matter considered at the Annual Meeting. As of the Record Date, there were 11,715,073 shares of our common stock outstanding.

Who may attend the Annual Meeting?

All stockholders as of the Record Date, or their duly appointed proxies, may attend the Annual Meeting. Stockholders will be able to participate in the Annual Meeting online via webcast by visiting www.virtualshareholdermeeting.com/AVNW2023 and entering the 16-digit control number included in your Notice of Internet Availability of Proxy Materials, or on your proxy card or in the instructions that accompanied your proxy materials.

The Annual Meeting will begin promptly at 12:30 p.m. Central time. Online check-in will be available beginning at 12:15 p.m. Central time. Please allow ample time for online check-in procedures. If you encounter any difficulties accessing the webcast Annual Meeting during login or in the course of the meeting, please contact the phone number found on the login page at www.virtualshareholdermeeting.com/AVNW2023.

If your shares are held in "street name" (that is, through a bank, broker or other holder of record) and you wish to attend the Annual Meeting but did not receive a 16-digit control number from your bank or brokerage firm, please follow the instructions from your bank or brokerage firm, including any requirement to obtain a legal proxy. Most banks or brokerage firms allow a shareholder to obtain a legal proxy either online or by mail.

You may contact us by calling 512-265-3680 for more information or directions on how to attend the Annual Meeting online.

How do I vote?

Stockholders of record can vote by proxy as follows:

- Via the Internet: Stockholders may submit voting instructions through the Internet by following the instructions included with the proxy card;

- By Telephone: Stockholders may submit voting instructions by telephone by following the instructions included with the proxy card;

- By Mail: Stockholders may sign, date and return their proxy card in the pre-addressed, postage-paid envelope provided; or

- At the Annual Meeting: You may attend the Annual Meeting online via webcast, vote, and submit a question during the Annual Meeting online by visiting www.virtualshareholdermeeting.com/AVNW2023 and using your 16-digit control number to enter the meeting even if you have previously returned a proxy card.

Why did I receive a one-page notice in the mail regarding the internet availability of proxy materials this year instead of a full set of proxy materials?

Pursuant to SEC rules, we have provided access to our proxy materials over the Internet. Accordingly, we are sending a Notice of Internet Availability of Proxy Materials (the "Notice") to our stockholders of record and beneficial owners of shares held in "street name." All stockholders entitled to vote at the Annual Meeting will have the ability to access the proxy materials on a website referred to in the Notice or request a printed set of the proxy materials. Instructions on how to access the proxy materials over the Internet or to request a printed copy may be found in the Notice. In addition, the Notice contains information on how stockholders of record may request delivery of proxy materials in printed form by mail or electronically by email on an ongoing basis. Please note that, while our proxy materials are available at the website referenced in the Notice and on our website, no other information contained on either website is incorporated by reference into or considered to be a part of this document.

How can I access the proxy materials and annual report on the internet?

This Proxy Statement, the form of proxy card, the Notice and our annual report on Form 10-K for the fiscal year ended June 30, 2023 are available at www.Proxyvote.com.

Why is Aviat soliciting proxies?

In lieu of personally attending and voting at the Annual Meeting, you may appoint a proxy to vote on your behalf. The Board has designated proxy holders to whom you may submit your voting instructions. The proxy holders for the Annual Meeting are John Mutch, Chairman of the Board, and Peter A. Smith, Director, President and Chief Executive Officer ("CEO").

How do I revoke my proxy?

If you are a stockholder of record, you may revoke your proxy at any time before your shares are voted at the Annual Meeting by:

- delivering a written notice of revocation to the Company's Secretary, at 200 Parker Drive, Suite C100A, Austin, TX 78728;

- signing, dating and returning a proxy card bearing a later date;

- submitting another proxy by Internet or telephone (the latest dated proxy will control); or

- attending the Annual Meeting and voting online by ballot.

If you hold your shares in "street name," you should follow the directions provided by the bank, broker or other holder of record to revoke your proxy. Regardless of how you hold your shares, your online attendance at the Annual Meeting after having executed and delivered a valid proxy card will not in and of itself constitute a revocation of your proxy.

What vote is required to approve each item?

- Proposal No. 1 (election of directors): the director nominees will be elected by a majority of the votes cast. Stockholders may not cumulate votes in the election of directors. **The Board recommends a vote "FOR" all nominees**.

- Proposal No. 2 (ratification of appointment of independent registered public accounting firm): the affirmative vote by the holders of a majority of the voting power of the common stock present online or represented by proxy at the Annual Meeting and entitled to vote on the proposal is necessary for approval of Proposal No. 2. **The Board recommends a vote "FOR" Proposal No. 2**.

- Proposal No. 3 (advisory, non-binding vote on named executive officer compensation): the affirmative vote by the holders of a majority of the voting power of the common stock present online or represented by proxy at the Annual Meeting and entitled to vote on the proposal is necessary for approval of Proposal No. 3. **The Board recommends a vote "FOR" Proposal No. 3**.

- Proposal No. 4 (Amendment to the Plan): the affirmative vote by the holders of a majority of the voting power of the common stock present online or represented by proxy at the Annual Meeting and entitled to vote on the proposal is necessary for approval of Proposal No. 4.. **The Board recommends a vote "FOR" Proposal No. 4**.

- Proposal No. 5 (Exculpation Amendment): the affirmative vote of a majority of the outstanding common stock entitled to vote thereon is necessary for approval of Proposal No. 5. **The Board recommends a vote "FOR" Proposal No. 5**.

- Proposal No. 6 (Non-Substantive Amendments): the affirmative vote of a majority of the outstanding common stock entitled to vote thereon is necessary for approval of Proposal No. 6. **The Board recommends a vote "FOR" Proposal No. 6**.

What happens if a director does not receive a sufficient number of votes?

Aviat's Corporate Governance Guidelines provide that a director nominee who receives a greater number of votes "AGAINST" his or her election than votes "FOR" his or her election must promptly offer his or her resignation to the Board. The Board will determine whether to accept the nominee's resignation. See "Policy on Majority Voting for Directors" for additional information.

What constitutes a quorum, abstention and broker "non-vote"?

The presence at the Annual Meeting virtually through the webcast, or by proxy of the holders of common stock entitled to cast a majority of the voting power of all of the common stock issued and outstanding and entitled to vote at the Annual Meeting constitutes a quorum for the transaction of business at the Annual Meeting.

Abstentions and broker "non-votes" are counted as present and are, therefore, included for purposes of determining whether a quorum is present at the Annual Meeting. An abstention occurs when a stockholder does not vote for or against a proposal but specifically abstains from voting. A broker "non-vote" occurs when a bank, broker or other holder of record holding shares in street name for a beneficial owner signs and submits a proxy or votes with respect to shares of common stock held in a fiduciary capacity, but does not vote on a particular matter because the bank, broker or other holder of record does not have discretionary voting power with respect to that matter and has not received instructions from the beneficial owner or because the bank, broker or other holder of record elects not to vote on a matter as to which it does have discretionary voting power. Under the rules governing banks, brokers and other holders of record who are voting with respect to shares held in street name, such entities have the discretion to vote such shares on routine matters but not on non-routine matters. Only Proposal No. 2 is a routine matter.

For Proposal No. 1, abstentions and broker "non-votes", if any, will be disregarded and have no effect on the outcome of the vote. For Proposals No. 2 through No. 4, abstentions will have the same effect as voting against the proposal, and broker "non-votes", if any, will be disregarded and have no effect on the outcome of the vote. For Proposals No. 5 and No. 6, abstentions and broker "non-votes" will have the same effect as voting against the proposal.

Who pays for the cost of solicitation?

We will bear the entire cost of solicitation, including the preparation, assembly, printing, and mailing of this Proxy Statement, the proxy card, the Notice and any additional solicitation materials that may be furnished to our stockholders and the maintenance and operation of the website providing Internet access to these proxy materials. We will reimburse banks, brokers and other holders of record for reasonable expenses incurred in sending proxy materials to beneficial owners of our common stock and maintaining Internet access for such materials and the submission of proxies. We may supplement the original solicitation of proxies by mail through solicitation by telephone, email, over the Internet or by other means by our directors, officers and other employees. No additional compensation will be paid to these individuals for any such services.

What is the deadline for submitting proposals and director nominations for the 2024 Annual Meeting?

For stockholder proposals that are not intended to be included in next year's proxy statement and for director nominations that are intended to be included in next year's proxy statement, a stockholder of record must submit a written notice thereof, which notice must be received by our Corporate Secretary at our principal executive offices not earlier than August 10, 2024, or later than September 11, 2024. The full requirements for the submission of proposals of business not intended to be included in the Company's proxy and of nominations of directors are contained in Article II, Sections 13 and 14, respectively, of our Bylaws, which are available for review at our website, www.aviatnetworks.com.

Stockholder proposals intended for inclusion in next year's proxy statement pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 (the "Exchange Act") must be directed to the Corporate Secretary, Aviat Networks, Inc., at our principal executive offices, and must be received by May 31, 2024.

In accordance with the rules of the SEC, the proxies solicited by the Board for the 2024 Annual Meeting will confer discretionary authority on the proxy holders to vote on any director nomination or stockholder proposal properly presented at the 2024 Annual Meeting if the Company fails to receive notice of such matter in accordance with the periods specified above.

Who will count the votes?

Broadridge will tabulate the votes cast by proxy. The Company has retained an independent inspector of elections in connection with Aviat's solicitation of proxies for the Annual Meeting. Aviat intends to notify stockholders of the results of the Annual Meeting by filing a Form 8-K with the SEC.

CORPORATE GOVERNANCE

We believe in and are committed to sound corporate governance principles. Consistent with our commitment to and continuing evolution of corporate governance principles, we adopted a Code of Conduct, Corporate Governance Guidelines and written charters for the Governance and Nominating Committee, Audit Committee and Compensation Committee which are available in the Governance subsection of the Investors page of our website at https://aviatnetworks.com. Each of our Board committees is required to conduct an annual review of its charter and applicable guidelines.

Board Members

The authorized size of the Board is currently up to seven. Our Bylaws require that the Board have a minimum of three directors. Directors are nominated by the Governance and Nominating Committee of the Board. The following are the members of the Board as of the date of this Proxy Statement.

Name	Title and Positions
John Mutch	Director, Chairman of the Board
Bryan Ingram	Director
Michele Klein	Director
Peter A. Smith	Director, President and Chief Executive Officer
Dr. James C. Stoffel	Director
Bruce Taten	Director

The Board has determined that each of our current directors other than Mr. Smith has no relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and is otherwise independent in accordance with listing rules of the NASDAQ Stock Market (the "NASDAQ Listing Rules"). Our independent directors regularly meet in executive session without members of management present.

All of our directors are requested to attend our annual meetings of stockholders. All of our directors attended our 2022 Annual Meeting either in-person or via telephone.

Board Diversity Matrix (as of September 25, 2023)[1]

Board Size:				
Total Number of Directors	6			
	Female	Male	Non-Binary	Did not Disclose Gender
Part I: Gender:				
Directors	1	5	—	—
Part II: Demographic Background				
African American or Black	—	—	—	—
Alaskan Native	—	—	—	—
Asian	—	—	—	—
Hispanic or Latinx	—	—	—	—
Native American	—	—	—	—
Native Hawaiian or Pacific Islander	—	—	—	—
White	1	5	—	—
Two or More Races or Ethnicities	—	—	—	—
LGBTQ+	—	—	—	—

---

[1] Our new director nominee, Ms. Akkaraju, is a diverse female.

Director Selection Process

The Governance and Nominating Committee is responsible for leading the search for qualified individuals for election as directors to ensure the Board has an optimal mix of skills, expertise and diversity of background. The Governance and Nominating Committee recommends candidates to the full Board for election. Any formal invitation to a director candidate is authorized by the full Board. The Governance and Nominating Committee identifies candidates through a variety of means, including through organizations focused on increasing under-represented groups on public company boards, recommendations from members of the Board, suggestions from Company management and, from time to time, a third-party search firm. The Governance and Nominating Committee also considers candidates recommended by stockholders. Stockholders wishing to recommend director candidates for consideration by the Governance and Nominating Committee may do so by writing to the Secretary of the Company, giving the recommended candidate's name, biographical data and qualifications.

Director Nominees

Our Board selected a new director nominee, Laxmi Akkaraju, through a recommendation of a current director based upon her industry experience, diverse mix of skills, background (including her work with mobile network operators) and employment experience. This nominee has vast experience leading teams and has consistently demonstrated her integrity, good judgment and intelligence. Based upon these qualifications and the recommendation of the Governance and Nominating Committee, our Board proposes that Laxmi Akkaraju, who has not previously served on the Company's Board, be elected as a Director alongside existing Directors Mr. Mutch, Mr. Ingram, Ms. Klein, Mr. Smith and Mr. Taten. The Board has determined that Ms. Akkaraju has no relationship that would interfere with the exercise of independent judgement in carrying out the responsibilities of a director and is otherwise independent in accordance with NASDAQ Listing Rules.

We expect each nominee standing for election as a director to be able to serve if elected. If any nominee is not able to serve, proxies will be voted in favor of the remainder of those nominated. There are no family relationships between or among any of our executive officers, directors, or director nominees.

There are no material legal proceedings in which any director, director nominee, officer, or affiliate of the Company or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company or any, associate of such director, officer, affiliate of the Company or security holder, is a party adverse to us or has a material interest adverse to us.

Board and Committee Meetings and Attendance

In fiscal year 2023, the Board held five regularly scheduled meetings and seven special meetings. Each of the Board members attended 100% of the Board meetings and at least 75% of the total number of meetings of the committee or committees on which the member served, in each case, with respect to Board and committee meetings that took place while such director was a member of the Board.

Board Member Qualifications

Our Board believes that its members should encompass a range of talents, skills and expertise, which enables the Board to provide sound guidance with respect to the Company's operations and interests. Each director shall have the ability to apply good business judgement and must be able to exercise his or her duties of loyalty and care. Candidates for the position of director should exhibit proven leadership capabilities, high integrity, exercise high level responsibilities within their chosen careers, and have an ability to quickly grasp complex principles of business, finance, international transactions, and communication technologies. Our Board prefers a variety of professional experiences and backgrounds among its members. The Board has chosen not to impose term limits or mandatory retirement age with regard to service on the Board in the belief that continuity of service and the past contributions of the members of the Board who have developed an in-depth understanding of the Company and its business over time bring a seasoned approach to the Company's governance. In addition to considering a candidate's experiences and background, candidates are reviewed in the context of the current composition of the Board and evolving needs of our businesses. In particular, the Board has sought to include members that have experience in establishing, growing and leading communications companies in senior management positions and serving on the board of directors of other companies. In determining that each of the members of the Board is qualified to be a director, the Board has relied on the attributes listed below and, where applicable, on the direct personal knowledge of each of the members' prior service on the Board.

Directors' Biographies

The following is a brief description of the business experience and background of each nominee for director, including the capacities in which each has served during at least the past five years:

Mr. John Mutch, age 67, currently serves as Chairman of the Board and has served on the Board since January 2015. Mr. Mutch is a veteran of the U.S. Navy. He served on the Board of Directors of Steel Excel Inc., a provider of drilling and production services to the oil and gas industry and a provider of event-based sports services and other health-related services, from 2007 to 2016. From December 2008 to January 2014, he served as Chairman of the board of directors and Chief Executive Officer of Beyondtrust Software, a privately-held security software company. During this time, Mr. Mutch co-authored the book "Preventing Good People from Doing Bad Things: Implementing Least Privilege" which focuses on enterprise security. Mr. Mutch is the founder and has been the managing partner of MV Advisors LLC, a strategic block investment firm that provides focused investment and strategic guidance to small and mid-cap technology companies, since December 2005. Prior to founding MV Advisors LLC, in March 2003, Mr. Mutch was appointed by the U.S. Bankruptcy court to the board of directors of Peregrine Systems, Inc., a provider of enterprise asset and service management solutions. He assisted that company in a bankruptcy work-out proceeding and was named President and Chief Executive Officer in July 2003. Previous to running Peregrine Systems, Inc., Mr. Mutch served as President, Chief Executive Officer and a director of HNC Software, an enterprise analytics software provider. Before HNC Software, Mr. Mutch spent seven years at Microsoft Corporation in a variety of executive sales and marketing positions. Mr. Mutch previously served on the boards of directors of Phoenix Technologies Ltd., a leader in core systems software products, services and embedded technologies, Edgar Online, Inc., a provider of financial data, analytics and disclosure management solutions, Aspyra, Inc., a provider of clinical and diagnostic information systems for the healthcare industry, Overland Storage, Inc., a provider of unified data management and data protection solutions, and Brio Software, Inc., a provider of business intelligence software. He has served as a director at Agilysys, Inc., a provider of information technology solutions, since March 2009. From April 2017 to May 2019, Mr. Mutch served as a director at Maxwell Technologies, Inc., a manufacturer of energy storage and power delivery solutions for automotive, heavy transportation, renewable energy, backup power, wireless communications and industrial and consumer electronics applications. From July 2017 to March 2018, he served as a director at YuMe, Inc., a provider of digital video brand advertising solutions, at which time YuMe was acquired by RhythmOne plc, a technology-enabled digital media company, and Mr. Mutch continued serving as a director on the RhythmOne board until January 2019. Mr. Mutch holds a Bachelor of Science in Economics from Cornell University and a Master of Business Administration from the University of Chicago.

Mr. Mutch brings to the Board extensive experience as an executive in the technology sector. He also has experience as a director at several public companies in the technology sector. He is or has been a member of the audit committee of various public and private companies and brings valuable financial expertise to the Board. For these reasons, we believe Mr. Mutch is qualified to continue serving on the Board.

Ms. Laxmi Akkaraju, age 54, has been the Chief Delivery Officer for Cognite, a global leader in industrial software, since April 2021, having previously served in Senior Vice President roles for Strategy and Customer Services since 2021. She is also a Board Member for the Moller Mobility Group and sits on the Advisory Boards for Digital Norway and BI Norwegian Business School. Prior to Cognite, Ms. Akkaraju was Chief Strategy Officer from 2017 to 2020 for the GSM Association (GSMA), a non-profit industry organization that represents the interests of mobile network operators worldwide. From 2008 to 2017 Ms. Akkaraju was an acting Executive Vice President at EVRY, and prior to that held senior positions Mu Dynamics (now Spirent) and Holte Consulting. Ms Akkaraju holds a Bachelor of Science in Civil Engineering from University of New Mexico and a Master of Science in Civil Engineering from the University of Colorado Boulder. We believe Ms. Akkaraju's experience and success in the wireless industry qualifies her to serve as a member of the Board.

Mr. Bryan Ingram, age 59, has served on the Board since November 2021. Mr. Ingram is a senior corporate executive and advisor whose technology career spans 35 years in executive management roles with industry leaders Broadcom, Avago, Agilent, HP, and Westinghouse. He has a proven record in the global semiconductor industry for delivering highly differentiated product performance, cost improvements, resilient supply chains, and driving growth through the wireless ecosystem. Mr. Ingram presently serves as a director for SGH (formerly Smart Global Holdings), where he was elected in October 2018 and serves on the nominating and governance committee as well as the compensation committee. Mr. Ingram has also been a director for Anokiwave since June 2020. Most recently, from November 2019 to March 2020, Mr. Ingram served as a consultant for Broadcom, and he previously served as senior vice president and general manager of Broadcom's Wireless Semiconductor Division, from November 2015 to October 2019, where he oversaw the development, production, and marketing of RF components for handsets and other wireless devices. Prior to Broadcom, Mr. Ingram served as the Chief Operating Officer for Avago Technologies from April 2013 to October 2015. From October of 2015 until May 2016, Mr. Ingram served as the Senior Vice President and General Manager of the Wireless Semiconductor Division of Avago Technologies. Mr.

Ingram holds a Bachelor of Science in Electrical Engineering from the University of Illinois and a Master of Science in Electrical Engineering from Johns Hopkins University. We believe Mr. Ingram's experience and success in the semiconductor industry, as well as supply chain expertise, qualify him to serve as a member of the Board.

Ms. Michele Klein, age 74, was appointed to the Board in May 2021. She is an experienced public company director, venture capital investor and CEO. Ms. Klein chairs our Governance and Nominating committee and serves on the Compensation committee. In 2019 Michele Klein was elected a director of Intevac, a manufacturer of vacuum deposition systems, where she serves on the Compensation and Nominating and Governance Committees. From 2021-2023 Ms. Klein was a director of Rockley Photonics, a chipset developer and module supplier, where she chaired the Nominating and Governance committee and served on Compensation. In 2017 she was elected a director of Photon Control, a provider of optical sensors and systems to the semiconductor industry, where she served on Audit and chaired the M&A Committee until the Company's acquisition in July 2021. She is also a director of Gridtential Energy, a private energy storage company. From 2005 until 2010 Ms. Klein served as Sr. Director of Applied Ventures LLC, the venture capital arm of Applied Materials, where she recommended and managed investments in energy storage and solar energy and represented Applied Materials on the boards of energy technology companies. Ms. Klein co-founded Boxer Cross, a semiconductor equipment manufacturer, and served as Chief Executive Officer and Director from 1997 until its acquisition by Applied Materials in 2003. She previously co-founded and led High Yield Technology, a semiconductor metrology company, from 1986 until its acquisition by public Pacific Scientific in 1996. Ms. Klein earned a BS degree from the University of Illinois and an MBA from the Stanford Graduate School of Business. We believe Ms. Klein's investment and capital markets experience, and leadership roles in both public and private manufacturing companies in semiconductor, communications infrastructure, wireless and tech-enabled services, qualifies her to continue to serve as a director of the Company.

Mr. Peter A. Smith, age 57, has been our President and CEO since January 2020 and a member of the Board since February 2020. Mr. Smith has more than 25 years of leadership experience in business management and a proven track record of creating value for companies. He most recently served as Senior Vice President, US Windows and Canada for Jeld-Wen from March 2017 to December 2019, where he had full profit and loss responsibility for Jeld-Wen's $1B+ windows business, implementing lean manufacturing principles and strategic development programs to deliver growth and improved profitability. Prior to Jeld-Wen, from October 2013 to March 2017, he served as President of Polypore International's Transportation and Industrial segment and oversaw transformative initiatives that helped prepare the former public company for sale to the Asahi Kasei Group. Previously, he served as Chief Executive Officer and a director of Voltaix Inc., until its sale to Air Liquide.

Earlier in his career, Mr. Smith held various executive leadership positions at Fortune 100 and Fortune 500 companies, including Cooper Industries, Dover Knowles Electronics and Honeywell Specialty Materials. In these roles, his responsibilities ran the gamut of operations, sales and marketing, business development, and mergers and acquisitions. Mr. Smith also served on the boards of Adaptive 3D from 2020 to 2021 and Soleras Advanced Coatings from 2015 to 2018. He has both a Bachelor of Science degree in Material (Ceramics) Engineering and PhD in Material Science and Engineering from Rutgers University, and holds a Master of Business Administration degree from Arizona State University. We believe Mr. Smith's executive leadership experience and position as the Company's CEO qualify him to continue serving on the Board.

Mr. Bruce Taten, age 67, was appointed to the Board on March 2022. Mr. Taten served as Senior Vice President, General Counsel and Chief Compliance Officer for Cooper Industries, plc from 2008 until its merger with Eaton Corporation in October 2012. Previously, Mr. Taten was Vice President and General Counsel at Nabors Industries from 2003 until 2008 and earlier practiced law with Simpson Thacher & Bartlett LLP and Sutherland Asbill & Brennan LLP. Before attending law school, he practiced as a C.P.A. with Peat Marwick Mitchell & Co., which is now KPMG, in New York. From 2015 to date, Mr. Taten is a practicing attorney and private investor. He is admitted to practice law in the states of Texas and New York. Mr. Taten earned his FSA Credential from the Sustainability Accounting Standards Board (SASB) in 2020. Mr. Taten holds a B.S. and Masters degree from Georgetown University and a J.D. from Vanderbilt University. Mr. Taten has served on board of directors of Jeld-Wen Holdings, Inc. (NYSE: JELD), since 2014 and currently serves as chair of the compensation committee and on the governance and nominating committee. The Board believes Mr. Taten's qualifications to sit on our Board include his environmental, social and governance knowledge, and his experience in mergers and acquisitions, compliance, financial, tax and corporate governance expertise working on other companies' boards of directors and as a general counsel and chief compliance officer.

Board Leadership

The Board does not have a policy regarding the separation of the roles of CEO and Chairman of the Board as the Board believes that it is in the best interests of the Company for the Board to make that determination based on the position and direction of the Company and the membership of the Board. The members of the Board possess considerable experience and unique knowledge of the challenges and opportunities that the Company faces and are in the best position to evaluate the needs of the Company and how to best organize the capabilities of the directors and management to meet those needs.

When the CEO also serves as Chairman of the Board, our Corporate Governance Guidelines provide for the appointment of a lead independent director.

The Board has determined that having Mr. Mutch serve as Chairman is in the best interest of the Company at this time. This structure ensures a greater role for the independent directors in the oversight of the Company and active participation of the independent directors in setting agendas and establishing Board priorities and procedures and is useful in establishing a system of corporate checks and balances. Separating the Chairman position from the CEO position allows the CEO to focus on setting the strategic direction of the Company and the day-to-day leadership and performance of the Company, while the Chairman leads the Board in its role of, among other things, providing advice to, and overseeing the performance of, the CEO. In addition, managing the Board can be a time-intensive responsibility, and this structure permits our CEO to focus on the management of the Company's day-to-day operations.

The Board's Role in Risk Oversight

Assessing and managing risk is the responsibility of the management of the Company. The Board's oversight of major risks occurs at both the full Board level and at the Board committee level. The Board oversees and reviews certain aspects of the Company's risk management efforts, focusing on the adequacy of the Company's risk management and risk mitigation processes. Management is responsible for establishing the Company's business strategy, identifying and assessing the related risks and implementing appropriate risk management practices. At the Board's request, management proposed a process for identifying, evaluating and monitoring material risks and such process has been approved by the Board and is currently in effect. This risk management program is overseen by senior management who, in connection with their regular review of the overall business, identify and prioritize a broad range of material risks (e.g., financial, strategic, compliance and operational). Senior management also discusses mitigation plans to address such material risks. Prioritized risks and management's plans for mitigating such risks are regularly presented to the full Board for discussion and in order to ensure monitoring. In addition to the risk management program, the Board encourages management to promote a corporate culture that incorporates risk management into the Company's corporate strategy and day-to-day business operations.

In addition, each of our Board committees also oversees the management of risks that fall within the committee's areas of responsibility. In performing this function, each committee has full access to management, as well as the ability to engage advisors. The Audit Committee oversees the Company's compliance with legal and regulatory requirements as well as the Company's cybersecurity risk. The Governance and Nominating Committee assists the Board in shaping the corporate governance of the Company and has oversight over the Company's climate risks. The Compensation Committee oversees the management of risks relating to the Company's executive compensation plans, incentive structure and succession planning.

A discussion of risk factors in the Company's compensation design can be found below under the heading "Risk Considerations in Our Compensation Program."

Principles of Corporate Governance, Bylaws and Other Governance Documents

The Board has adopted Corporate Governance Guidelines and other corporate governance documents that supplement certain provisions of our Bylaws and relate to, among other things, the composition, structure, interaction and operation of the Board. Some of the key governance features of our Corporate Governance Guidelines, Bylaws and other governance documents are summarized below.

> *Majority Voting in Director Election*s. In an uncontested election of directors, to be elected to the Board, each nominee must receive the affirmative vote of shares representing a majority of the votes cast, meaning that the number of votes "FOR" a director nominee must exceed the number of votes "AGAINST" that director nominee.

> Aviat's Corporate Governance Guidelines provide that any director nominee in an uncontested election who does not receive a greater number of votes "FOR" his or her election than votes "AGAINST" such election must, promptly following certification of the stockholder vote, offer his or resignation to the Board for consideration in accordance with the following procedures.

> The Board will evaluate the best interests of the Company and its stockholders and decide the action to be taken with respect to such offered resignation. In reaching their decision, the Board will consider all factors

they deem relevant. Following the Board's determination, the Company will, within four business days, disclose publicly in a document furnished or filed with the SEC the Board's decision as to whether or not to accept the resignation offer. The disclosure will also include a description of the process by which the decision was reached, including, if applicable, the reason or reasons for rejecting the offered resignation.

All nominees for election as a director in an uncontested election are deemed to have agreed to abide by this policy and will offer to resign and will resign if requested to do so in accordance with this policy (and will if requested submit an irrevocable resignation letter, subject to this majority voting policy, as a condition to being nominated for election).

Prohibition Against Pledging Aviat Securities and Hedging Transactions. In accordance with Aviat's Insider Trading Policy, directors and executive officers are prohibited from short sales of Aviat securities, entering into puts, calls or other derivative securities, pledging Aviat securities and engaging in hedging transactions with respect to Aviat securities. Aviat specifically prohibits directors and executive officers from holding Aviat securities in any margin account for investment purposes or otherwise using Aviat securities as collateral for a loan. Insiders are also prohibited from purchasing certain instruments (including prepaid variable forward contracts, equity swaps, and collars) and engaging in transactions designed to hedge or offset any decrease in the value of Aviat securities.

Environmental, Social, and Governance

In fiscal year 2023, the Board continued to develop an Environmental, Social, and Governance ("ESG") framework that the Company can build on, implement, and report on in more detail in the future. The ESG framework aligns with the Company's corporate values and links them to ESG factors, such as board diversity, safety, and employee equity ownership. On the environmental side of the framework, the Company began analyzing its energy resource consumption and ensuring its compliance with the Company's Global Environmental Policy which can be found at https://aviatnetworks.com/about-us/responsible-sourcing. Also in fiscal year 2023, the Company maintained its International Organization for Standardization ("ISO") 14001 certification, which relates to the Company's environmental management system, for its corporate office in Austin, Texas as well as its management system in the United Kingdom under its subsidiary there. The Company's subsidiary in the United Kingdom also maintains an ISO 45001 certification for its management system. The Company is also a member of the Responsible Business Alliance and EcoVadis which assists Aviat in maintaining best practices in its global supply chain as well as providing a rating of our compliance.

To increase employee ownership in the Company, in fiscal year 2022, the Company established a stock ownership program for employees not eligible for the Long-Term Incentive Plan (the "Employee Ownership Program"). The Employee Ownership Program provided employees with a direct ownership stake in the Company in the form of restricted stock units (RSUs). In countries where awarding RSUs would not be possible, the Company provided those employees the equivalent in a cash bonus. The grant value was equal to the employee's two-months' salary and vests ratably over 3 years. The first vesting under the Employee Ownership Program was May 2023, second will be May 2024, and the final vesting date will be May 2025.

In fiscal year 2023, there have been zero work-related fatalities and only one work-related injury. In furtherance of its engagement with employees, the Company is committed to a safe and welcoming workplace. The Company expanded its tracking of work-related injuries and fatalities throughout its global workforce and will report that information to the Board of Directors annually. The Company also worked to incorporate greater employee engagement in fiscal year 2023 through a variety of processes. Approximately 71% of all employees held equity in the Company in fiscal year 2023.

Many of the Company's products may assist Aviat customers with their own sustainability goals and initiatives. For example, in many parts of the world, the locations where our equipment is deployed are rural and off of the traditional electric grid, often relying a large percentage of time on diesel generator for power. The Company offers products that can reduce diesel consumption and thus the carbon dioxide emissions of Aviat customers over time. We estimate Aviat solutions, when compared with our competitors, can reduce diesel fuel consumption by 5.7 million liters annually which results in 15,000 metric tons of avoided carbon dioxide emissions annually. Aviat also assists its customers in closing the digital divide around the globe by providing communication equipment which may easily be deployed in rural or hard to reach locations.

Board Committees

The Board maintains an Audit Committee, a Compensation Committee and a Governance and Nominating Committee as its regular committees. Copies of the charters for the Audit Committee, the Compensation Committee and the Governance and Nominating Committee are available on our website at https://investors.aviatnetworks.com/corporate-governance/documents-charters.

The following table shows, at the conclusion of fiscal year 2023, the Chairman and members of each committee, the number of committee meetings held, and the principal functions performed by each committee as described in such committee's charter:

Committee	Number of Meetings in Fiscal Year 2023	Members	Principal Functions
Audit	5	John Mutch (Chairperson) Bryan Ingram Dr. James C. Stoffel	• Selects our independent registered public accounting firm • Reviews reports of our independent registered public accounting firm • Reviews and pre-approves the scope and cost of all services, including all non-audit services, provided by the firm selected to conduct the audit • Monitors the effectiveness of the audit process • Reviews independent registered public accounting firm's and management's assessment of the adequacy of financial reporting and operating controls • Monitors corporate compliance program • Monitors corporate data and information security • Reviews the process by which management identifies and mitigates key areas of risk • Reviews the Company's audited and unaudited financial results in the Company's annual and quarterly reports on Form 10-K, Form 10-Q and earnings releases • Reviews the scope and responsibilities of the internal audit program and on the appointment of the individual or firm serving in such capacity • Reviews and approves all related party transactions
Compensation	4	Dr. James C. Stoffel (Chairperson) Bryan Ingram Michele Klein Bruce Taten	• Reviews our executive compensation policies and strategies • Oversees and evaluates our overall compensation structure and programs • Ensures that an executive performance evaluation is in place • Reviews and overseas management's continuity planning processes • Annually reviews incentive compensation arrangements and their contribution to the desired risk management policy and practices
Governance and Nominating	6	Michele Klein (Chairperson) John Mutch Bruce Taten	• Develops and implements policies and practices relating to corporate governance and ESG initiatives • Reviews and monitors implementation of our governance policies and procedures • Establish, implement, and monitor the processes for (a) effective communication with stockholders and (b) consideration of stockholder proposals • Assists in developing criteria for open positions on the Board • Reviews and recommends nominees for election of directors to the Board • Reviews and recommends policies, if needed, for selection of candidates for directors • Develops, recommends, and oversees an annual self-evaluation process of the Board and its committees

Audit Committee

The Audit Committee is primarily responsible for selecting and approving the services performed by our independent registered public accounting firm, as well as reviewing our accounting practices, internal audit program, related party transactions, corporate financial reporting, data and information security, and system of internal controls over financial reporting. No material amendments to the Audit Committee Charter were made during fiscal year 2023. During fiscal year 2023, the Audit Committee was comprised of independent, non-employee members of our Board who were "financially sophisticated" under the NASDAQ Listing Rules.

The Board has determined that Mr. Mutch qualifies as an "audit committee financial expert," as defined under Item 407(d)(5)(i) of Regulation S-K under the Securities Act of 1933 and the Exchange Act. Such status does not impose on any director duties, liabilities or obligations that are greater than the duties, liabilities or obligations otherwise imposed on a director as members of our Audit Committee and the Board.

Following the Annual Meeting, it is expected that Messrs. Mutch, Ingram, and Akkaraju will serve on the Audit Committee for fiscal year 2024 with Mr. Mutch remaining as chair. Each of Messrs. Mutch, Ingram and Akkaraju are independent under NASDAQ listing standards and Rule 10A-3(b)(1) of the Exchange Act.

Compensation Committee

The Compensation Committee has the authority and responsibility to approve our overall executive compensation strategy, to ensure that performance evaluation processes are in place for the Company's executives, to administer our annual and long-term compensation plans, to annually review the incentive compensation arrangements and their contribution to desired risk management policy and practices, and to review and make recommendations to the Board regarding executive compensation. The Compensation Committee is comprised of independent, non-employee members of the Board in accordance with NASDAQ Listing Rules. During fiscal year 2023, the Compensation Committee utilized Compensia, Inc. ("Compensia") as an independent, third-party consulting firm.

Following the Annual Meeting, it is expected that Messrs. Ingram, Klein, and Taten will serve on the Compensation Committee for fiscal year 2024 with Mr. Taten serving as chair. All the expected members of the Compensation Committee for fiscal year 2024 are independent under the NASDAQ Listing Rules.

Compensation Committee Interlocks and Insider Participation

No member or nominee of the Compensation Committee was an officer or employee or former officer of the Company. None of our executive officers currently serves or in the past year has served as a member of the Board of Directors or Compensation Committee of any entity that has one or more executive officers serving on our Board or Compensation Committee. For a description of transactions between us and members of our Compensation Committee and affiliates of such members, if any, please see "Transactions with Related Persons."

Governance and Nominating Committee

Each member of the Governance and Nominating Committee met the independence requirements of the NASDAQ Listing Rules.

The Governance and Nominating Committee develops and implements policies and practices related to corporate governance consistent with sound corporate governance principles. The Governance and Nominating Committee also has oversight to the Company's ESG initiatives. The Governance and Nominating Committee establishes, implements, and monitors the processes for (a) effective communication with stockholders and (b) consideration of stockholder proposals. The Governance and Nominating Committee also reviews the process by which management identifies and mitigates key areas of risk and reviews and oversees management's continuity planning processes.

The Governance and Nominating Committee also recommends candidates to the Board and periodically reviews whether a more formal selection policy should be adopted. The Governance and Nominating Committee does not have a specific policy with regard to the consideration of any director candidates recommended by security holders, and there is no difference in the manner in which the committee members evaluate nominees for director based on whether the nominee is recommended by a stockholder.

In reviewing potential candidates for the Board, the Governance and Nominating Committee considers the individual's experience and background. Candidates for the position of director should exhibit proven leadership capabilities, high integrity, exercise high level responsibilities within their chosen career, and possess an ability to quickly grasp complex principles of business, finance, international transactions and communications technologies.

In general, candidates who have held an established executive level position in business, finance, law, education, research, government or civic activity will be preferred. The Governance and Nominating Committee utilizes a skills matrix to review the strengths of current board members and identify gaps in attributes or skills to emphasize in recruiting new directors.

Although the Governance and Nominating Committee has not adopted a formal diversity policy with regard to the selection of director nominees, diversity is one of the factors that the committee considers in identifying director nominees. When identifying and recommending director nominees, the Governance and Nominating Committee views diversity expansively to include, without limitation, concepts such as race, gender, national origin, traditionally under-represented minority groups, differences of viewpoint, professional experience, education, skill and other qualities or attributes that contribute to board diversity. As part of this process, the Governance and Nominating Committee evaluates how a particular candidate would strengthen and increase the diversity of the Board in terms of how that candidate may contribute to the Board's overall balance of perspectives, backgrounds, knowledge, experience, skill sets and expertise in substantive matters pertaining to the Company's business.

In making its recommendations, the Governance and Nominating Committee bears in mind that the foremost responsibility of a director of a corporation is to represent the interests of the stockholders as a whole. The Governance and Nominating Committee intends to continue to evaluate candidates for election to the Board on the basis of the foregoing criteria.

Following the Annual Meeting, it is expected that Messrs. Klein, Mutch, and Taten will continue to serve on the Governance and Nominating Committee with Ms. Klein continuing as chair for fiscal year 2024. All the expected members of the Governance and Nominating Committee for fiscal year 2024 are independent under the NASDAQ Listing Rules.

Stockholder Communications with the Board

Stockholders who wish to communicate directly with the Board may do so by submitting a comment via the Company's website at https://investors.aviatnetworks.com/investor-resources/contact-us or by sending a letter addressed to: Aviat Networks, Inc., c/o Corporate Secretary, 200 Parker Drive, Suite C100A, Austin, TX 78728. The Corporate Secretary monitors these communications and provides a summary of all received messages to the Board at its regularly scheduled meetings. When warranted by the nature of communications, the Corporate Secretary will request prompt attention by the appropriate committee or independent director of the Board, independent advisors or management. The Corporate Secretary may decide in her judgment whether a response to any stockholder communication is appropriate.

Code of Conduct

We implemented our Code of Conduct effective January 26, 2007 and as amended on February 9, 2023. All of our employees, including the CEO and CFO, are required to abide by the Code of Conduct to help ensure that our business is conducted in a consistently ethical and legal manner. The Company has adopted a written policy, and management has implemented a reporting system, intended to encourage our employees to bring to the attention of management and the Audit Committee any complaints regarding the integrity of our internal system of controls over financial reporting, or the accuracy or completeness of financial or other information related to our financial statements.


TRANSACTIONS WITH RELATED PERSONS


During fiscal year 2023 and 2022, we believe there were no transactions, or series of similar transactions, to which we were or are to be a party in which the amount exceeded $120,000, and in which any of our directors, director nominees, or executive officers, any holders of more than 5% of our common stock or any members of any such person's immediate family, had or will have a direct or indirect material interest, other than compensation described in the sections titled "Director Compensation and Benefits" and "Executive Compensation."

The Company does not have a formal written policy with respect to the review, approval, or ratification of transactions with related persons other than the Audit Committee's responsibility to review such transactions as described in its charter. The Company has established procedures to identify these transactions, if any, and bring them to the attention of the Audit Committee of the Board for consideration. These procedures include a quarterly assessment in connection with our quarterly financial risk assessments. The Audit Committee of the Board considers the following regulatory guidance: (i) Item 404(a) of Regulation S-K of the Securities Act of 1933, as amended (Transactions with Related Persons); (ii) Accounting Standards Codification Topic 850 (Related Party Disclosures);

(iii) Public Company Accounting Oversight Board Auditing Standard No. 18 (Related Parties); and (iv) the NASDAQ's governance standards related to independence determinations.

Our Code of Conduct prohibits all employees, including our executive officers, from benefiting personally from any transactions with us other than approved compensation benefits.

DIRECTOR COMPENSATION AND BENEFITS

The Board has delegated responsibility to the Compensation Committee to determine the form and amount of director compensation, which reviewed and assessed from time to time by the Compensation Committee with changes, if any, recommended to the Board for action. Director compensation may take the form of cash, equity, and other benefits ordinarily available to directors.

Directors who are not employees of ours received the following fees, as applicable, for their services on our Board during fiscal year 2023:

• $50,000 basic annual cash retainer, payable on a quarterly basis, which a director may elect to receive in the form of shares of common stock;

• $40,000 annual cash retainer, payable on a quarterly basis, for service as Chairman of the Board;

• $20,000 annual cash retainer, payable on a quarterly basis, for service as Chairman of the Audit Committee;

• $10,000 annual cash retainer, payable on a quarterly basis, for service as Chairman of the Governance and Nominating Committee;

• $15,000 annual cash retainer, payable on a quarterly basis, for service as Chairman of the Compensation Committee;

• $10,000 annual cash retainer, payable on a quarterly basis, for service on the Audit Committee other than Chairman of the Audit Committee;

• $5,000 annual cash retainer, payable on a quarterly basis, for service on the Governance and Nominating Committee other than Chairman of the Governance and Nominating Committee;

• $5,000 annual cash retainer, payable on a quarterly basis, for service on the Compensation Committee other than Chairman of the Compensation Committee; and

• Annual grant of restricted stock units ("RSUs") under our Amended and Restated 2018 Incentive Plan (the "2018 Plan") valued at $115,000, with 100% vesting at the earlier of (1) the day before the date of the Annual Meeting, or (2) the first anniversary of the 2023 annual stockholders' meeting, subject to continuing service as a director through such earlier date.

We reimburse each non-employee director for reasonable travel expenses incurred and in connection with attendance at Board and committee meetings on our behalf, and for expenses such as supplies and continuing director education costs. Employee directors are not compensated for their service as a director.

As adopted by the Company's Board of Directors in November 2019, members of the Board shall achieve ownership of three times (3x) such director's annual cash retainer (exclusive of chairperson or committee fees). A director is required to achieve compliance with the foregoing ownership requirement by the later of (a) five years from the date of adoption of the guidelines, or (b) five years from the start of such director's directorship with the Company. All vested RSUs or Company shares purchased by a director in the open market shall be counted toward a director's ownership requirement.

Fiscal Year 2023 Compensation of Non-Employee Directors

Our non-employee directors received the following aggregate amounts of compensation in respect of fiscal year 2023:

	Fees Earned in Cash[1] ($)	Stock Awards[2] ($)	Total ($)
Bryan Ingram	63,750	122,503	186,253
Michele Klein	91,250	122,503	213,753
John Mutch	141,250	122,503	263,753
Somesh Singh	30,000	—	30,000
Dr. James C. Stoffel	75,000	122,503	197,503
Bruce Taten	85,000	122,503	207,503

_____

[1] The amounts shown in this column include fees paid to Messrs. Klein, Mutch and Taten for work on a temporary, special committee in fiscal year 2023.

[2] The amounts shown in this column reflect the aggregate grant date fair value of RSUs granted to our non-employee directors computed in accordance with FASB ASC Topic 718, determined without regard to estimated forfeitures. The assumptions made in determining the fair values of our stock awards and option awards are set forth in Notes 1 and 9 to our Consolidated Financial Statements in Part II, Item 8 of our Annual Report on Form 10-K for the fiscal year ended June 30, 2023, as filed with the SEC on August 30, 2023.

Our non-employee directors are also reimbursed for all reasonable travel and expenses occurred as a result of their work as a director.

As of June 30, 2023, our non-employee directors held the following numbers of unvested RSUs, all of which were granted under the 2018 Plan:

Name	Unvested Stock Awards
Bryan Ingram	4,078
Michele Klein	4,078
John Mutch	4,078
Dr. James C. Stoffel	4,078
Bruce Taten	4,078

Indemnification

Our Bylaws require us to indemnify each of our directors and officers with respect to their activities as a director, officer, or employee of ours, or when serving at our request as a director, officer, or trustee of another corporation, trust, or other enterprise, against losses and expenses (including attorney fees, judgments, fines, and amounts paid in settlement) incurred by them in any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, to which they are, or are threatened to be made, a party as a result of their service to us. In addition, we carry directors' and officers' liability insurance, which includes similar coverage for our directors and executive officers. We will indemnify each such director or officer for any one or a combination of the following, whichever is most advantageous to such director or officer:

- The benefits provided by our Bylaws in effect on the date of the indemnification agreement or at the time expenses are incurred by the director or officer;

- The benefits allowable under Delaware law in effect on the date the indemnification bylaw was adopted, or as such law may be amended;

- The benefits available under liability insurance obtained by us; and

- Such benefits as may otherwise be available to the director or officer under our existing practices.

Under our Bylaws, each director or officer will continue to be indemnified even after ceasing to occupy a position as an officer, director, employee or agent of ours with respect to suits or proceedings arising from his or her service with us.

In addition, the Company has entered into an indemnification agreement with each director and officer.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Except as noted below, the following table sets forth information with respect to the beneficial ownership of our common stock as of September 14, 2023, by each person or entity known by us to beneficially own more than five percent of our common stock, by our directors, by our nominees for director, by our Named Executive Officers and by all our directors, nominees for director and executive officers as a group. Except as indicated in the footnotes to this table, and subject to applicable community property laws, the persons listed in the table below have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them. Unless otherwise indicated, the address of each of the beneficial owners identified is c/o Aviat Networks, Inc., 200 Parker Drive, Suite C100A, Austin, TX 78728. As of September 14, 2023, there were 11,715,073 shares of our common stock outstanding.

Name and Address of Beneficial Owner	Number of Shares of Common Stock[1]	Percentage of Voting Power of Common Stock
Paradigm Capital Management, Inc. 9 Elk Street, Albany, NY 12207	751,711 [2]	6.4 %
Royce and Associates, LP 745 Fifth Avenue, New York NY 10151	606,470 [3]	5.2 %

[1] Beneficial ownership is determined under the rules and regulations of the SEC, and generally includes voting or dispositive power with respect to such shares.
[2] Based solely on a review of Form 13F filed with the SEC on August 14, 2023 by Paradigm Capital Management, Inc.
[3] Based solely on a review of Form 13F filed with the SEC on August 7, 2023 by Royce and Associates LP.

Named Executive Officers and Directors	Common Shares Currently Held	Common Shares that May be Acquired within 60 Days of the Record Date[1]	Total Beneficial Ownership	Percentage Beneficially Owned
Erin Boase	17,449	13,242	30,691	*
Gary Croke	24,850	26,865	51,715	*
David Gray	11,591	3,601	15,192	*
Bryan Ingram	7,297	4,078	11,375	*
Michele Klein	8,626	4,078	12,704	*
John Mutch	77,753	4,078	81,831	*
Peter A. Smith	203,252	84,367	287,619	2.4%
Dr. James C. Stoffel	83,855	4,078	87,933	*
Bruce Taten	7,413	4,078	11,491	*
Bryan Tucker	42,510	40,657	83,167	*
All directors, nominees for director, and executive officers as a group (10 persons)	484,596	189,122	673,718	5.7%

* Less than 1 %
[1] Shares of common stock that a person has the right to acquire within 60 days are deemed to be outstanding and beneficially owned by that person for the purpose of computing the total number of shares beneficially owned by that person and the percentage ownership of that person, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person or group. Accordingly, the amounts in the table include shares of common stock that such person has the right to acquire within 60 days of the Record Date by the exercise of stock options.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

For fiscal year 2023, the Audit Committee consisted of three members of the Board, each of whom was independent of the Company and its management, as defined in the NASDAQ Listing Rules. The Board has adopted, and periodically reviews, the Audit Committee charter. The charter specifies the scope of the Audit Committee's responsibilities and how it carries out those responsibilities.

The Audit Committee reviews management's procedures for the design, implementation, and maintenance of a comprehensive system of internal controls over financial reporting and disclosure controls and procedures focused on the accuracy of our financial statements and the integrity of our financial reporting systems. The Audit Committee provides the Board with the results of its examinations and recommendations, and reports to the Board as it may deem necessary to make the Board aware of significant financial matters requiring the attention of the Board.

The Audit Committee does not conduct auditing reviews or procedures. The Audit Committee monitors management's activities and discusses with management the appropriateness and sufficiency of our financial statements and system of internal control over financial reporting. Management has primary responsibility for the Company's financial statements, the overall reporting process and our system of internal control over financial reporting. Our independent registered public accounting firm audits the financial statements prepared by management and the effectiveness of our internal control over financial reporting, expresses an opinion as to whether those financial statements fairly present our financial position, results of operations and cash flows in conformity with accounting principles generally accepted in the United States ("GAAP") and discusses with the Audit Committee any issues they believe should be raised with us.

The Audit Committee reviews reports from our independent registered public accounting firm with respect to their annual audit and the effectiveness of our internal control over financial reporting and approves in advance all audit and non-audit services provided by our independent auditors in accordance with applicable regulatory requirements. The Audit Committee also considers, in advance of the provision of any non-audit services by our independent registered public accounting firm, whether the provision of such services is compatible with maintaining their independence.

In accordance with its responsibilities, the Audit Committee has reviewed and discussed with management the audited financial statements for the year ended June 30, 2023 and the process designed to achieve compliance with Section 404 of the Sarbanes-Oxley Act of 2002. The Audit Committee has also discussed with our independent registered public accounting firm for such financial statements, Deloitte, the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and the SEC. The Audit Committee has received the written disclosures and letter from Deloitte required by applicable requirements of the PCAOB regarding the communications of Deloitte with the Audit Committee concerning independence, and has discussed with Deloitte its independence, including whether the provision by Deloitte of non-audit services, as applicable, is compatible with its independence.

Based on these reviews and discussions, the Audit Committee recommended to the Board that the Company's audited financial statements for the year ended June 30, 2023 be included in Company's Annual Report on Form 10-K.

Audit Committee Board of Directors

John Mutch, Chairman
Bryan Ingram
Dr. James C. Stoffel

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FEES

Deloitte was our independent registered public accounting firm for the fiscal year ended June 30, 2023. Representatives of Deloitte will be present at the Annual Meeting, will have an opportunity to make a statement should they so desire, and will be available to respond to appropriate questions.

BDO USA, LLP ("BDO") was our independent registered public accounting firm for the fiscal years ending July 1, 2022 and July 2, 2021.

The following table sets forth the fees billed for services rendered by our auditors, Deloitte and BDO, for each of our last two fiscal years:

	Fiscal Year 2023	Fiscal Year 2022
Audit fees [1]	$1,043,000	$1,333,000
Audit-related fees	—	—
Tax fees [2]	117,000	319,000
All other fees	—	—
	$1,160,000	$1,652,000

---

[1] Audit fees include fees associated with the annual audit of our consolidated financial statements, internal control over financial reporting, and reviews of our quarterly reports on Form 10-Q, SEC registration statements, accounting and reporting consultations and statutory audits required for our international subsidiaries.
[2] Tax fees were for services related to tax compliance, tax advice, tax planning services and transfer pricing.

Neither Deloitte nor BDO performed any professional services related to financial information systems design and implementation for us in fiscal year 2023, fiscal year 2022, or fiscal year 2021.

The Audit Committee has determined in its business judgment that the provision of non-audit services described above is compatible with maintaining Deloitte's independence.

Audit Committee Pre-Approval Policy

Section 10A(i)(1) of the Exchange Act and related SEC rules require that all auditing and permissible non-audit services to be performed by a company's principal accountants be approved in advance by the Audit Committee of the Board, subject to a "de minimis" exception set forth in the SEC rules (the "De Minimis Exception"). Pursuant to Section 10A(i)(3) of the Exchange Act and related SEC rules, the Audit Committee has established procedures by which the Chairperson of the Audit Committee may pre-approve such services provided the pre-approval is detailed as to the particular service or category of services to be rendered and the Chairperson reports the details of the services to the full Audit Committee at its next regularly scheduled meeting. All audit-related and non-audit services in fiscal years 2023, 2022, and 2021, if any, were pre-approved by the Audit Committee at regularly scheduled meetings of the Audit Committee, or through the process described in this paragraph, and none of such services was performed pursuant to the De Minimis Exception.

Change in Accountants

On September 22, 2022, the Audit Committee approved dismissal of BDO as the Company's independent registered public accounting firm, effective on and as of September 22, 2022, and appointed Deloitte as the Company's independent registered public accounting firm for the fiscal year ending June 30, 2023. At the Company's 2022 annual meeting held on November 9, 2022, the stockholders ratified the appointment of Deloitte as the Company's independent registered public accounting firm for fiscal year 2023.

This change was not a result of any disagreement between the Company and BDO and was a result of the geographic change in the Company's corporate headquarters in 2019 and the Company's desire to have an independent registered public accounting firm in Austin, Texas.

BDO's report on Company's financial statements for each of the fiscal years ended July 1, 2022, and July 2, 2021, did not contain an adverse opinion, disclaimer of opinion, nor was it qualified, modified as to uncertainty, audit scope, or accounting principles. In connection with the audits of the Company's financial statements for each of the fiscal years ended July 1, 2022, and July 2, 2021, and in the subsequent interim period through September 22, 2022, there were no disagreements with BDO on any matters of accounting principles or practices, financial statement disclosure, or auditing scope and procedures which, if not resolved to the satisfaction of BDO, would have caused BDO to make reference to the matter in their reports.

During the fiscal years ended July 1, 2022, and July 2, 2021, and in the subsequent interim period through September 22, 2022, there were no "reportable events" as that term is described in Item 304(a)(1)(v) of Regulation S-K.

During the fiscal years ended July 1, 2022, and July 2, 2021, and in the subsequent interim period through September 22, 2022, neither the Company, nor anyone acting on its behalf, consulted with Deloitte with respect to (1) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that would have been rendered on the Company's financial statements, and neither a written report nor oral advice was provided that Deloitte concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing, or financial reporting issue; or (2) any matter that was either the subject of a "disagreement" (as that term is used in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K) or a "reportable event" (as described in Item 304(a)(1)(v) of Regulation S-K).

The Company provided BDO with a copy of this disclosure and requested that BDO furnish the Company with a letter addressed to the US Securities and Exchange Commission stating whether it agrees with the statements contained herein. A copy of BDO's letter was filed as Exhibit 16.1 to the Company's Current Report on Form 8-K filed with the SEC on September 26, 2022.

EXECUTIVE OFFICERS

Information about our Executive Officers is included in the Company's Annual Report on Form 10-K.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview and Summary

This Compensation Discussion and Analysis, which has been prepared by management, is intended to help our stockholders understand our executive compensation philosophy, objectives, policies, practices, and decisions. It is also intended to provide context for the compensation awarded to, earned by, or paid to each of our named executive officers (our "Named Executive Officers" or "NEOs") during fiscal 2023 (defined as July 2, 2022 through June 30, 2023) as detailed in the Summary Compensation Table below and in the other tables and narrative discussion that follow.

Named Executive Officer	Position
Peter A. Smith	President and Chief Executive Officer
David Gray	Senior Vice President and Chief Financial Officer
Bryan Tucker	Senior Vice President, Americas Sales and Services
Erin Boase	General Counsel, Vice President Legal Affairs
Gary Croke	Vice President, Marketing and Product Line Management

The executive team successfully led the Company to achieve 14.4% revenue growth and record profitability with adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") margin at 13.6%. The executive team's accomplishments during fiscal year 2023 led to the third consecutive year of meaningful topline growth and operating margin expansion. The executive team also continued to develop and implement an operating model that serves as the basis for continuous improvement and organic and acquisition led growth enablement, as evidenced by the successful integration of the Redline acquisition during fiscal 2023.

To understand our approach to executive compensation, you should read the entire Compensation Discussion and Analysis that follows. The following brief summary introduces the major topics covered:

- The cornerstone of our executive compensation program is pay for performance. Accordingly, while we pay competitive compensation and other benefits, our Named Executive Officers' compensation opportunity is weighted toward variable pay.

- The objectives of our executive compensation program are to reward superior performance, motivate our executives to achieve our goals and attract and retain a strong management team. We believe that our emphasis on long-term stockholder value creation results in an executive compensation program structure that is beneficial to our Company and our stockholders.

- The Compensation Committee is made up of independent, non-employee members of the Board and oversees the executive compensation program for our Named Executive Officers. The Compensation Committee works closely with its independent compensation consultant and management to evaluate the effectiveness of the Company's executive compensation program throughout the year. The Compensation Committee's specific responsibilities are set forth in its charter, which can be found on the Company's website at http://investors.aviatnetworks.com/committee-details/compensation-committee. In reviewing the elements of our executive compensation program - base salary, annual cash incentives, long-term incentives and post-termination compensation - our Compensation Committee reviews market data from similar companies.

- Our competitive positioning philosophy is to set compensation fairly, as compared to the compensation of our peer group companies, with allowances for internal factors such as tenure, individual performance and the nature of the relative scope and complexity of the role.

- Our annual incentive program is based on specific Company financial performance goals for the fiscal year and includes provisions to "clawback" any excess amounts paid in the event of a later correction or restatement of our financial statements.

- We conducted our annual pay review of executive compensation in August of 2022. Our CEO's base pay was not adjusted with the August modifications that were made to other Named Executive Officers' base salaries in connection with that annual review.

- We believe the compensation program for the Named Executive Officers supported our strategic priorities and aligned compensation earned with the Company's financial performance in fiscal year 2023.

Compensation Governance Best Practices

The Compensation Committee believes that a demonstrated commitment to best practices in compensation governance is itself an essential component of our approach to executive compensation. The following practices are some examples of this commitment:

- *Pay for performance*: A substantial portion of our executives' compensation opportunity is tied to achieving specified corporate objectives. In fiscal year 2023, 100% of the annual cash bonuses granted pursuant to the Annual Incentive Plan (the "AIP") was performance-based and at-risk, subject to the Company's achievement of certain financial objectives. Under the 2018 Plan, one-third of the equity awards value granted to the Named Executive Officers during the fiscal year 2023 were performance-based restricted stock units (which, if based on the Company's stock price are referred to herein as market share units ("MSUs") and if based on other performance criteria as described herein are referred to as performance share units ("PSUs")), the vesting of which is subject to achievement of a targeted financial measure. In past years we made the distinction between MSUs and PSUs, however, we decided that going forward it is appropriate to simplify discussion for all awards that vest based on any type of performance measure as PSUs. With respect to the remaining discussions, references to PSUs include references to MSUs, where applicable. All equity grants are subject to the 2018 Plan.

- *Mix of short-term and long-term compensation*: Short-term compensation for our Named Executive Officers is comprised of base salaries and bonuses payable pursuant to the AIP, which pays out only to the extent that the Company achieves its financial targets. Long-term compensation, granted under the 2018 Plan was comprised of PSUs, stock options and time-based RSUs for fiscal year 2023. PSUs are earned, if the performance or market-based criteria, as applicable, are met, at the end of a three-year plan cycle, while stock options and RSUs vest annually 1/3 at the end of each successive anniversary of the date of grant.

- *Independent compensation consultant*: The Compensation Committee directly retains the services of Compensia, an independent compensation consultant, to advise it in determining reasonable and market-based compensation policies and practices.

- *Prohibition on hedging and pledging*: Our Named Executive Officers, together with all other employees, are prohibited from engaging in hedging, pledging or similar transactions with respect to our securities.

- *No perquisites*: Our Named Executive Officers are not provided any perquisites other than our occasional provision of relocation expense reimbursement.

- *No single trigger change of control acceleration*: Change of control arrangements in the employment agreements with applicable Named Executive Officers include "double trigger" vesting provisions providing for acceleration of vesting of outstanding unvested equity awards only in the event that both a change of control occurs, and the Named Executive Officer's employment terminates thereafter for reasons specified in the employment agreements. The executive officers without employment agreements specifying otherwise are generally subject to the Company's post-termination compensation policies that the Compensation Committee has historically applied to executive officers including those that are not otherwise subject to individual arrangements (the "Post Termination Guidelines"). While the Post Termination Guidelines are not a formally adopted policy, historically the Compensation Committee has considered it to be appropriate to apply only "double trigger" vesting provisions to executive officers, which means that acceleration of vesting of outstanding unvested equity awards occur only in the event that both a change of control occurs, and the executive officer incurs an involuntary termination. The Post Termination Guidelines are described in more detail below.

- *No tax gross-ups*: We do not provide gross-up payments to cover our Named Executive Officers' personal income taxes that may pertain to any of the compensation or benefits paid or provided by the Company.

- *Clawback*: We have a clawback policy that entitles us to recover all or a portion of any performance-based compensation, including cash and equity components, if our financial statements are restated as a result of errors, omissions or fraud.

- *Compensation risk management*: The Compensation Committee reviews and analyzes the risk profile of our compensation programs and practices on an annual basis.

Compensation Philosophy and Objectives

The primary objectives of our total executive compensation program are to use compensation as a tool to recruit and retain outstanding executives and incentivize them to create longer-term value for our stockholders. The following principles guide our overall compensation program:

- reward superior performance;

- motivate our executives to achieve strategic, operational, and financial goals;

- enable us to attract and retain a world-class management team; and

- align outcomes and rewards with stockholder expectations.

Each year, the Compensation Committee reviews the executive compensation program to ensure its design and policies remain appropriately aligned with our evolving business needs and to consider best compensation practices. Our executive compensation program is also reviewed to ensure that it achieves a balance between providing meaningful retention and performance incentives to our executives while managing both the Company's share burn rate and the dilutive effects of equity awards to the Company's stockholders.

Executive Compensation Process

The Compensation Committee is responsible for establishing and implementing executive compensation policies in a manner consistent with our compensation objectives and principles. The Compensation Committee reviews and approves the features and design of our executive compensation program, and approves the compensation levels, individual AIP objectives and total compensation targets for our Named Executive Officers other than our CEO. The independent members of the full Board approve the compensation level, individual AIP objectives, and financial targets for our CEO, based on recommendations from the Compensation Committee. The Compensation Committee also monitors executive succession planning and monitors our performance as it relates to overall compensation policies for employees, including benefit and savings plans.

In discharging its responsibilities, the Compensation Committee may engage outside consultants and consult with our Human Resources Department, as well as internal and external legal or accounting advisors, as the Compensation Committee determines to be appropriate. The Compensation Committee considers recommendations from our CEO and senior management when making decisions regarding our executive compensation program and compensation of our Named Executive Officers. Following each fiscal year end, our CEO, assisted by our Human Resources Department, assesses the performance of all executives other than the CEO. Following this annual performance review process, our CEO recommends base salary and incentive awards for executives (other than himself) to the Compensation Committee. The CEO, with the help of management and the independent consultant, makes recommendations to the Compensation Committee regarding the plan design of the overall executive compensation program for review, discussion and approval. The Compensation Committee is also responsible for developing pay recommendations for the CEO and in securing the full Board's approval of these recommendations annually.

Independent Compensation Consultant for Compensation Committee

The Compensation Committee has the authority under its charter to engage the services of outside advisors, experts and others for assistance. Accordingly, the Compensation Committee retained Compensia as an independent consultant to advise the Compensation Committee on matters related to the compensation of the Company's executive officers. All services that Compensia provided to Aviat in fiscal year 2023 were approved by the Compensation Committee and were related to executive or Board compensation. Compensia provides an annual review of the Company's compensation practices, reviews and makes recommendations regarding Aviat's compensation peer groups and provides independent input to the Compensation Committee on programs and practices.

Compensation Committee Advisor Independence

The Compensation Committee has considered the independence of Compensia pursuant to NASDAQ Listing Rules and related SEC rules and found no conflict of interest in Compensia providing advice to the Compensation Committee during fiscal year 2023. The Compensation Committee reassesses the independence of its advisors annually.

Consideration of Say-on-Pay Results

Each year at our annual meeting, we conduct an advisory vote of our stockholders on our executive compensation program. Although this vote is not binding on the Board or us, we believe that it is important for our stockholders to have an opportunity to express their views regarding our executive compensation philosophy, program and practices as disclosed in our proxy statement on an annual basis. The Board and our Compensation Committee value stockholders' opinions and, to the extent there is any significant vote against the compensation of our Named Executive Officers, the Compensation Committee evaluates whether any actions are warranted or appropriate.

At our 2022 Annual Meeting, 97.9% of the votes cast on the advisory vote on executive compensation supported our Named Executive Officers' compensation as disclosed in the proxy statement. Our Compensation Committee evaluated these results and took into account many other factors in evaluating our executive compensation programs as discussed in the Compensation Discussion and Analysis. Although none of our Compensation Committee's subsequent actions or decisions with respect to the compensation of our Named Executive Officers were directly attributable to the results of the vote, our Compensation Committee took the vote outcome into consideration in the course of its deliberations. Our Compensation Committee believes that concerns on executive compensation matters should be considered as part of its deliberations and intends to consider the results of future advisory votes in its compensation review process.

Competitive Positioning

Our management and Compensation Committee consider external data to assist in evaluating and setting target total direct compensation. Our compensation policy and practice is to target total compensation levels for all executive officers, including our Named Executive Officers, at competitive levels for similar positions as derived from the market composite data, factoring in experience in the position and competent performance. The Compensation Committee may decide to target total direct compensation above or below the 50th percentile of the market data for similar positions in unique circumstances based on an individual's background, experience, and relative complexity and scope of the applicable role. Though compensation levels may differ among our Named Executive Officers based upon competitive factors and the role, responsibilities and performance of each Named Executive Officer, there are no material differences in our compensation policies or in the way target total direct compensation opportunity is determined for any of our executive officers.

For fiscal year 2023, targets for total cash and cash-based compensation (base salary and short-term incentive compensation pursuant to the AIP), long-term incentives and total direct compensation (base salary, and short- and long-term incentive compensation) for our Named Executive Officers were set based on data collected by Compensia from our proxy peer group companies and from a proprietary survey source, using results for technology companies with median annual revenue of $309 million. The peer group companies selected and used for compensation comparisons are reflective of our market for executive talent and business line competitors. Also, the overall composition of the peer group reflects companies of similar complexity and size to us.

For fiscal year 2023, these peer group companies included:

ADTRAN, Inc.	Airspan Networks	Applied Optoelectronics, Inc.
Bel Fuse	CalAmp	Cambium Networks Corporation
Casa Systems, Inc.	Clearfield, Inc.	Comtech Telecommunications Corp.
Digi International, Inc.	DZS, Inc.	EMCORE Corp.
Harmonic, Inc.	Inseego Corp.	Iteris
KVH Industries	Ribbon Communications, Inc.	Richardson Electronics Ltd.
Wayside Technology		

Each year, the Compensation Committee with the compensation consultant reviews the appropriateness of the comparison group used for assessing the compensation of our CEO and other Named Executive Officers. For fiscal year 2023, we removed PCTEL due to their decreased revenue. We added Airspan Networks, CalAmp, Iteris, KVH Industries and Wayside as they met our size and industry criteria for inclusion and their business descriptions fit in our peer group.

The fiscal year 2023 peer group consists of 19 companies located throughout the U.S. with Aviat positioned at or near the medial revenue and other financial metrics.

Total Compensation Elements

Our executive compensation program includes four primary elements:

- base salary

- annual incentive compensation pursuant to the AIP

- long-term compensation (equity incentives)

- post-termination compensation

Each Named Executive Officer's performance is measured against factors such as short- and long-term strategic goals and financial measures of our performance, including revenue, total shareholder return ("TSR"), AIP expenses and other non-GAAP items namely non-GAAP gross adjusted earnings before interest, taxes, depreciation and amortization ("Gross Adjusted EBITDA"). Details regarding the applicable financial targets for incentive awards are described below.

Base Salary

Base salaries are provided as compensation for day-to-day responsibilities and services. Executive salaries are reviewed annually. Our CEO generally makes recommendations to the Compensation Committee in August of each year regarding the base salary of each executive officer, other than himself. The Compensation Committee considers each executive officer's responsibilities, as well as the Company's performance and recommended increases in base salary for select Named Executive Officers and other executives. For the beginning of fiscal year 2023, the CEO recommended, and the Compensation Committee approved, base salary increases for our Named Executive Officers (other than the CEO) as part of our annual compensation review. Effective October 1, 2022, Mr. Gray's base salary was increased from $340,000 to $353,600, Mr. Tucker's base salary was increased from $324,450 to $337,428, Ms. Boase's base salary was increased from $231,441 to $266,157 and Mr. Croke's base salary was increased from $236,900 to $246,376. Mr. Smith did not receive a base salary increase during the 2023 fiscal year.

Annual Incentive Plan

Our AIP is designed to motivate our executives to focus on the achievement of our short-term financial goals. The CEO reviews his recommendations for each Named Executive Officer with the Compensation Committee, taking into account market data obtained from its independent compensation consultant. Based on recommendations by the CEO, and as specified in any applicable employment agreement, the Compensation Committee recommends to the Board an annual incentive compensation target, expressed as a percentage of base salary, for each executive.

The Compensation Committee also recommends to the Board specific Company financial performance measures and targets including the relative weighting and payout thresholds for the AIP. The financial targets are aligned with our Board-approved annual operating plan, and during the year periodic reports are made to the Board about our performance compared with the targets. Under the AIP, a significant portion of the executive's annual compensation is tied directly to our financial performance. The target amount of annual incentive compensation under our AIP, expressed as a percentage of base salary or, solely with respect to our CEO, a target dollar amount, generally increases with an executive's level of management responsibility and is paid in the form of cash. For fiscal year 2023, individual AIP target incentives were set at $925,000 for Mr. Smith, 50% of base salary for Messrs. Gray and Tucker, and 40% for Ms. Boase and Mr. Croke in each case prorated for the number of days employed by the Company and salary adjustments during fiscal year 2023. Executives can earn more or less than target if minimum or maximum performance levels are achieved. No incentive can be earned if the Company does not achieve the minimum performance thresholds.

For fiscal year 2023, the AIP provided for an all-cash payout. The performance metric was 75% based on Gross Adjusted EBITDA and 25% based on revenue. The following table outlines the minimum, target and maximum performance and payout levels approved by the Compensation Committee for fiscal year 2023.

Fiscal Year 2023 Annual Incentive Plan – Minimum, Target and Maximum Thresholds

	Minimum	Target	Maximum
Fiscal Year 2023 AIP (75%)	**Earn 80%**	**Earn 100%**	**Earn 200%**
Gross Adjusted EBITDA[1]	$39,400,000	$49,300,000	$69,000,000
Fiscal Year 2023 AIP (25%)	**Earn 90%**	**Earn 100%**	**Earn 200%**
Revenue	$302,900,000	$336,600,000	$403,900,000

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[1] For a reconciliation of Gross Adjusted EBITDA to its corresponding GAAP measure, refer to our Current Report on Form 8-K, filed with the SEC on August 23, 2023.

In fiscal year 2023, the AIP met the Gross Adjusted EBITDA target at 104% and the Revenue target at 115%. During fiscal year 2023, the Company experienced significant events that could have impacted achievement of the targeted Gross Adjusted EBITDA metric and revenue metric including the integration of the Redline acquisition, continuing supply chain shortages and inflationary pressures. No adjustments were made to the performance objectives, the target performance or the actual results for these significant events. During the 2023 fiscal year we achieved above target performance for both the Gross Adjusted EBITDA metric and the Revenue metric. All Named Executive Officers earned a payout as shown in the Summary Compensation Table below.

Long Term Incentive Compensation

Our equity awards under our 2018 Plan are designed to motivate our executives to focus on the achievement of our long-term financial goals. Equity awards motivate our executives to achieve our long-term goals and to the extent our results affect our stock price, link such results with the performance of our stock over a longer period. Using equity awards helps us to retain executives, encourage share ownership and maintain a direct link between our executive compensation program and stockholder value creation. The Company utilizes stock options as a component of executive compensation because they have value only if the Company's share price increases and, therefore, motivate our executives to drive sustained, long-term stockholder value creation. Time-vesting RSUs are a component of executive compensation to further align our executives' interests with those of stockholders. Because these awards typically vest after a specified period following the grant date, they also incentivize our executives to remain in our employ. PSUs are a component of executive compensation to ensure our executives' incentives are tied directly to key drivers of stockholder value growth. PSUs also play a role in executive retention, as a named executive officer is required to remain employed through the applicable vesting date in order to receive the shares underlying the PSUs as applicable.

For fiscal year 2023, the Named Executive Officers were eligible to receive equity incentive awards. As has historically been the Company's practice, these equity incentive awards were granted in September 2023 following the filing of the Annual Report on Form 10-K using a combination of PSUs, stock options, and RSUs. Performance metrics and payout levels for the three-year performance period applicable to the PSUs granted during fiscal year 2023 were established at the beginning of fiscal year 2023.

Equity Vehicle	Weighting	Purpose / Description
PSUs	1/3	The PSUs are subject to three-year cliff vesting from the issuance date assuming achievement of TSR and revenue growth targets over a three-year performance period starting fiscal year 2023 and continued employment through the vesting date in September 2025.
Stock Options	1/3	Strike price: Determined based on the closing stock price on the date of grant. Vesting: One-third annually for a three-year period from the issuance date assuming continued employment through the vesting date. Expiration: Seven years from date of grant if not exercised.
RSUs	1/3	One-third annually for a three-year period from the issuance date assuming continued employment through the vesting date.

Perquisites

Our Named Executive Officers participate in the same group insurance and employee benefit plans as our other full-time U.S. employees. We do not provide special benefits or other perquisites to our executive officers other than occasional relocation expense reimbursement.

Generally Available Benefit Programs

In fiscal year 2023, our Named Executive Officers were eligible to participate in the health and welfare programs that are generally available to all full-time U.S.-based employees, including medical, dental, vision, life, short-term and long-term disability insurance, employee counseling assistance, flexible spending accounts and accidental death and dismemberment insurance.

The Named Executive Officers and all other eligible U.S.-based employees participate in our tax-qualified 401(k) Plan. From July 2, 2022 until December 31, 2022, all eligible employees could receive matching contributions from the Company of 2.5% of eligible compensation contributed. Effective January 1, 2023, the matching contribution from the Company increased to 100% of up to 3% contributions and 50% of the next 2% of contributions. Each employee under the age of 50 could contribute a maximum of $22,500 during each calendar year, and each employee over the age of 50 can contribute a maximum of $30,000.

From July 2, 2022 until December 31, 2022, the Named Executive Officers and all other eligible U.S.-based employees could elect, on a quarterly basis, to apply a portion of their cash compensation to purchase shares of our common stock at a 5% discount under our employee stock purchase plan. An employee's total purchases in any year could not exceed $25,000 in value or 15% of his or her salary, whichever is less. Furthermore, an employee could not purchase more than 48 shares of common stock annually under the employee stock purchase plan. The Company closed the employee stock purchase plan effective December 31, 2022 and the final purchase date for contributions was January 3, 2023.

The 401(k) Plan, employee stock purchase plan and the other benefits generally available to all other U.S.-based employees allow us to remain competitive and enhance employee loyalty and productivity. These benefit programs are primarily intended to provide all eligible employees with competitive and quality healthcare, financial contributions for retirement and to enhance hiring and retention.

Post-Termination Compensation

Employment agreements have been established with certain of our Named Executive Officers. The Named Executive Officers without employment agreements specifying different terms are generally subject to the Company's Post Termination Guidelines noted above. The Post Termination Guidelines are currently being reviewed and formalized by the Compensation Committee, and the description of the Post Termination Guidelines within this document solely reflect the current historical practices followed by the Compensation Committee with respect to Named Executive Officers that are not otherwise subject to an individual employment agreement providing for differing terms. These terms are subject to change prospectively as the Compensation Committee finalizes these Post Termination Guidelines.

The employment agreements and the Company's Post Termination Guidelines provide for certain payments and benefits to the employee if his or her employment is terminated, but neither arrangement provides for change in control benefits without an accompanying involuntary termination. We have determined that such payments and benefits are an integral part of a competitive compensation package for our Named Executive Officers.

Neither the employment agreements nor the Post Termination Guidelines provide any tax-related gross-up payments to our Named Executive Officers in connection with a termination or a "Change in Control" transaction. For a detailed discussion of the amounts and benefits that could become payable to the Named Executive Officers upon a termination and/or a "Change in Control" transaction, please see the section below titled "Potential Payments Upon Termination or Change of Control."

Recovery of Executive Compensation

Our executive compensation program permits us to recover or "clawback" all or a portion of any performance-based compensation, including equity awards, if our financial statements are restated as a result of errors, omissions, or fraud. The amount which may be recovered will be the amount by which the affected compensation exceeded the amount that would have been payable had the financial statements been initially filed as restated, or any greater or lesser amount that the Compensation Committee or our Board shall determine. In no case will the amount to be recovered by us be less than the amount required to be repaid or recovered as a matter of law. Recovery of such amounts by us would be in addition to any actions imposed by law, enforcement agencies, regulators, or other authorities.

Tax and Accounting Considerations

Section 162(m) of the Internal Revenue Code of 1986, as amended, generally imposes a $1 million limit on the amount of compensation paid to "covered employees" (as defined in Section 162(m)) that a public corporation may deduct for federal income tax purposes in any year. Compensation paid to certain of our Named Executive Officers will be subject to the $1 million per year deduction limitation imposed by Section 162(m). While we will continue to monitor our compensation programs in light of the deduction limitation imposed by Section 162(m), our Compensation Committee considers it important to retain the flexibility to design compensation programs that are in the best long-term interests of the Company and our stockholders. As a result, we have not adopted a policy requiring that all compensation be fully deductible. The Compensation Committee has concluded that paying compensation at levels in excess of the limits under Section 162(m) is in the best interests of the Company and our stockholders in certain circumstances.

<u>Hedging and Pledging Prohibition</u>

Our Named Executive Officers, as well as all other employees, directors and their designees are prohibited from engaging in hedging, pledging or similar transactions with respect to our securities where the transaction is designed or intended to decrease the risks associated with holding our securities. This prohibition includes transactions involving puts, calls, collars or other derivative securities, whether granted pursuant to the 2018 Plan, or held directly or indirectly by the covered individual.

<u>Stock Ownership Guidelines</u>

To encourage the alignment between the Board, Management and stockholders, the Board adopted stock ownership guidelines for Named Executive Officers in November 2021 which remain in place today. Each Named Executive Officer is expected to acquire and continue to hold company stock during his or her employment with the Company at the following multiples of base salary: five times for the CEO and one time for executive officers. The executive officers have five years to satisfy these guidelines after the date of adoption of these guidelines or the date of being designated an executive officer, whichever is later.

<u>Risk Considerations in Our Compensation Program</u>

The Compensation Committee, pursuant to its charter, is responsible for reviewing and overseeing the compensation and benefits structure applicable to our employees, generally. We do not believe that our compensation policies and practices for our employees encourage excessive risk-taking or create risks that are reasonably likely to have a material adverse effect on our company. In reaching this conclusion, we considered the following factors:

- Our compensation program is designed to provide a mix of both fixed and "at risk" incentive compensation.

- Our Compensation Committee and management team have responsibility for managing the administration, determination and approval of total and, in the case of the Named Executive Officers, the Compensation Committee is responsible for individual approval of payouts under the incentive plans.

- The incentive elements of our compensation program (annual incentives and multi-year equity awards) are designed to reward both annual performance (under the AIP) and longer-term performance (under the 2018 Plan). We believe this design mitigates any incentive for short-term risk-taking that could be detrimental to our company's long-term best interests.

- The performance periods for our PSUs overlap, and our time-vested RSUs vest one-third annually for a three-year period from the issuance date. This mitigates the motivation to maximize performance in any one period at the expense of others.

- Maximum payouts under our AIP are currently capped at no more than 200% for all applicable employees of the target award opportunity set by the Compensation Committee. We believe these limits mitigate excessive risk-taking, since the maximum amount that can be earned is limited.

- Finally, our AIP and our 2018 Plan both contain provisions under which awards may be recouped or forfeited if the recipient has not complied with our policies. In addition, our performance-based plans (cash incentive and performance shares) both contain provisions under which awards may be recouped or forfeited if the financial results for a period affecting the calculation of an award are later restated.

- The Compensation Committee retains an independent compensation consultant.

Compensation Committee Report

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis included in this Proxy Statement. Based on this review and discussion, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

Compensation Committee of the Board of Directors

Dr. James C. Stoffel, Chairman
Bryan Ingram
Michele Klein
Bruce Taten

Summary Compensation Table

The following table summarizes the total compensation for each of our fiscal years ended June 30, 2023, July 1, 2022, July 2, 2021, of our Named Executive Officers for the applicable years in which they were serving in their respective Named Executive Officer positions.

Name, Principal Position	Fiscal Year	Salary[1] ($)	Stock Awards[2] ($)	Option Awards[3] ($)	Non-Equity Incentive Plan Compensation [4] ($)	All Other Compensation [5] ($)	Total ($)
Peter A. Smith, Director, President and Chief Executive Officer	2023	650,000	1,717,443	785,338	987,438	12,612	4,152,831
	2022	650,000	1,640,498	766,369	1,113,168	19,509	4,189,544
	2021	444,231	1,202,160	94,715	458,325	16,761	2,216,192
David Gray, Senior Vice President and Chief Financial Officer	2023	349,939	132,026	60,366	186,919	9,257	738,507
	2022	235,385	200,193	—	153,437	108,937	697,952
Bryan Tucker, Senior Vice President Americas Sales and Services	2023	333,934	125,991	57,615	178,370	10,981	706,891
	2022	324,450	146,017	67,661	193,804	16,402	748,334
	2021	315,000	140,360	70,191	229,163	19,328	774,042
Erin Boase, General Counsel, Vice President Legal Affairs	2023	256,811	149,349	68,291	109,943	9,825	594,219
	2022	231,441	87,645	40,593	110,598	9,435	479,712
Gary Croke, Vice President Marketing and Product Line Management	2023	243,825	73,623	33,654	104,191	5,420	460,713
	2022	236,900	109,535	50,742	113,206	10,466	520,849

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[1] Base salary amounts reflect a combination of the salary levels set at different times during the year. With respect to the 2023 year, the amounts reflect increases effective October 1, 2022 in connection with the annual merit review process discussed within the Compensation Discussion and Analysis.

[2] The "Stock Awards" column shows the fair value of the equity-based awards as of the grant date for fiscal 2023, 2022, and 2021. The grant date fair value of PSUs and RSUs was determined under FASB ASC Topic 718 and represents the amount we would expense in our financial statements over the entire vesting schedule for the awards. The award value for PSUs included in the table above is based on the grant date fair value assuming target level achievement, which we have determined to be the probable level of achievement of the performance metrics underlying the awards as of the grant date. The assumptions used for determining values are set forth in Notes 1 and 9 to our audited consolidated financial statements in Part II, Item 8 of our Annual Report on Form 10-K for fiscal year 2023. These amounts reflect our accounting for these grants and do not correspond to the actual values that may be recognized by the Named Executive Officers.

[3] The "Option Awards" column shows the aggregate grant date fair value of the stock options granted in fiscal 2023 and other applicable years as determined under FASB ASC Topic 718 (using Black-Scholes values). The assumptions used for determining values are set forth in Notes 1 and 9 to our audited consolidated financial statements in Part II, Item 8 of our Annual Report on Form 10-K for fiscal year 2023.

[4] The "Non-Equity Incentive Plan Compensation" column shows the cash bonus earned under the fiscal year 2023, 2022 and 2021 annual incentive plan.

[5] The following table describes the components of the "All Other Compensation" column.

Name	Year	Life Insurance[a] ($)	Company Matching Contributions Under 401(k) Plan[b] ($)	Total All Other Compensation ($)
Peter A. Smith	2023	3,612	9,000	12,612
David Gray	2023	1,310	7,947	9,257
Bryan Tucker	2023	2,327	8,631	10,958
Erin Boase	2023	402	9,423	9,825
Gary Croke	2023	872	4,548	5,420

[a] Represents premiums paid for life insurance that represent taxable income for the Named Executive Officer.
[b] Represents matching contributions made by us to the 401(k) account of the respective named executive.

Fiscal Year 2023 Grants of Plan-Based Awards

The following table lists our grants and incentives made to the Named Executive Officers during our fiscal year ended June 30, 2023, of plan-based awards, both equity and non-equity based under our AIP and 2018 Plan. There is no assurance that the grant date fair value of stock and option awards will ever be realized.

Name	Type of Award	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1] Threshold ($)	Target ($)	Maximum ($)	Estimated Future Payments Under Equity Incentive Plan Awards[2] Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number or Shares of Stock or Units[3] (#)	All Other Option Awards: Number of Securities Underlying Options[4] (#)	Grant Date, Fair Value of Stock and Option Awards[5] ($)
Peter A. Smith	Options	9/1/2022	—	—	—	—	—	—	—	55,096	785,338
	RSU	9/1/2022	—	—	—	—	—	—	24,494	—	786,257
	PSU	9/1/2022	—	—	—	12,247	24,494	48,988	—	—	931,185
	AIP	—	462,500	925,000	1,850,000	—	—	—	—	—	—
David Gray	Options	9/1/2022	—	—	—	—	—	—	—	4,235	60,366
	RSU	9/1/2022	—	—	—	—	—	—	1,883	—	60,444
	PSU	9/1/2022	—	—	—	942	1,883	3,766	—	—	71,582
	AIP	—	87,550	175,100	350,200	—	—	—	—	—	—
Bryan Tucker	Options	9/1/2022	—	—	—	—	—	—	—	4,042	57,615
	RSU	9/1/2022	—	—	—	—	—	—	1,797	—	57,684
	PSU	9/1/2022	—	—	—	899	1,797	3,594	—	—	68,308
	AIP	—	83,546	167,092	334,184	—	—	—	—	—	—
Erin Boase	Options	9/1/2022	—	—	—	—	—	—	—	4,791	68,291
	RSU	9/1/2022	—	—	—	—	—	—	2,130	—	68,373
	PSU	9/1/2022	—	—	—	1,065	2,130	4,260	—	—	80,976
	AIP	—	51,496	102,991	205,982	—	—	—	—	—	—
Gary Croke	Options	9/1/2022	—	—	—	—	—	—	—	2,361	33,654
	RSU	9/1/2022	—	—	—	—	—	—	1,050	—	33,705
	PSU	9/1/2022	—	—	—	525	1,050	2,100	—	—	39,918
	AIP	—	48,802	97,603	195,206	—	—	—	—	—	—

[1] The amounts shown under Estimated Possible Payouts Under Non-Equity Incentive Plan Awards reflect possible payouts under our fiscal 2023 AIP. Actual amounts earned for the year are reflected above within the Summary Compensation Table.
[2] PSUs vest 100% on the third anniversary of the grant date based on the achievement of performance criteria.
[3] These amounts represent the number of RSUs granted to the Named Executive Officers during fiscal year 2023, which vest annually over three years from the data of grant, subject to the Named Executive Officer's continued employment through such vesting date.
[4] These amounts represent the number of stock options granted to the Named Executive Officers during fiscal year 2023, which vest annually over three years from the date of grant, subject to the Named Executive Officer's continued employment through such vesting date.
[5] The "Fair Value of Stock and Option Awards" column shows the full grant date fair value of the stock options and other equity-based awards granted in fiscal year 2023. The grant date fair value of the awards were determined under FASB ASC Topic 718 and represents the amount we would expense in our financial statements over the entire vesting schedule for the awards in the event the vesting provisions are achieved.

The assumptions used for determining values are set forth in Notes 1 and 9 to our audited consolidated financial statements in Part II, Item 8 of our Annual Report on Form 10-K for the fiscal 2023. These amounts reflect our accounting for these grants and do not correspond to the actual values that may be recognized by the Named Executive Officers.

Fiscal Year 2023 Outstanding Equity Awards

The following table provides information regarding outstanding unexercised stock options and unvested stock awards held by each of our Named Executive officers as of June 30, 2023. Each grant of options or unvested stock awards is shown separately for each Named Executive Officer. The vesting schedule for each award of options and unvested stock awards is shown in the footnotes following this table based on the grant date. The material terms of the awards, other than exercise price and vesting schedules described below, are generally described in the 2018 Plan.

| | | Option Awards | | | | Stock Awards | | Equity Incentive Plan Awards | |
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that have not Vested (#)	Market Value of Shares or Units of Stock that have not Vested[5] ($)	Number of Unearned Shares, Units or Other Rights that have not Vested (#)	Market or Payout Value of Unearned Shares, Units or Other Rights that have not Vested[5][9] ($)
Peter A. Smith	9/1/2022	—	55,096 [1]	32.10	9/1/2029	24,494 [2]	817,365	24,494 [6]	817,365
	7/3/2021	19,808	39,614 [1]	31.88	7/3/2028	16,032 [2]	534,988	24,049 [7]	802,515
	1/20/2021	—	—	—	1/20/2028	42,000 [3]	1,401,540	—	—
	9/1/2020	17,592	8,794 [1]	11.00	9/1/2027	8,610 [4]	287,316	8,610 [8]	287,316
David Gray	9/1/2022	—	4,235 [1]	32.10	9/1/2029	1,883 [2]	62,836	1,883 [6]	62,836
	10/18/2021	—	—	—	10/18/2028	4,378 [2]	146,094	—	—
Bryan Tucker	9/1/2022	—	4,042 [1]	32.10	9/1/2029	1,797 [2]	59,966	1,797 [6]	59,966
	9/1/2021	1,523	3,044 [1]	35.97	9/1/2028	1,254 [2]	41,846	1,881 [7]	62,769
	9/1/2020	13,306	6,518 [1]	11.00	9/1/2027	6,380 [4]	212,901	6,380 [8]	212,901
Erin Boase	9/1/2022	—	4,791 [1]	32.10	9/1/2029	2,130 [2]	71,078	2,130 [6]	71,078
	9/1/2021	914	1,826 [1]	35.97	9/1/2028	752 [2]	25,094	1,129 [7]	37,675
Gary Croke	9/1/2022	—	2,361 [1]	32.10	9/1/2029	1,050 [2]	35,039	1,050 [6]	35,039
	9/1/2021	1,142	2,283 [1]	35.97	9/1/2028	940 [2]	31,368	1,411 [7]	47,085

[1] Stock options that vest annually over three years from date of grant.
[2] RSUs that vest annually over three years from date of grant.
[3] Market-based conditions applicable to the PSUs granted to Mr. Smith in January 2021 were achieved in fiscal 2021 and will vest on December 31, 2023, subject to the Named Executive Officer's continued employment through such vesting date. In accordance with SEC rules, because such market-based conditions have been achieved and the PSUs only remain subject to time-based vesting conditions, the number of PSUs earned are reported in the "Number of Shares or Units of Stock that have not Vested" column.
[4] RSUs subject to three-year cliff vesting from date of grant.
[5] Market value is based on the $33.37 closing price of a share of our common stock as of June 30, 2023.
[6] PSUs subject to three-year cliff vesting from date of grant assuming achievement of TSR and revenue growth targets over a three-year performance period starting fiscal 2023 to fiscal 2025. From 50% to 200% of the target PSUs will vest after the Compensation Committee certifies the achievement of the performance measure. Vesting of these PSUs is dependent on continuous employment through the vesting date in September 2025.
[7] PSUs subject to three-year cliff vesting from date of grant assuming achievement of TSR and revenue growth targets over a three-year performance period starting fiscal 2022 to fiscal 2024. From 50% to 200% of the target PSUs will vest after the Compensation Committee certifies the achievement of the performance measure. Vesting of these PSUs is dependent on continuous employment through the vesting date in September 2024.
[8] PSUs subject to vest based on the Company's annual average return on invested capital ("ROIC") from fiscal 2021 to fiscal 2023 and revenue growth for fiscal 2023. From 50% to 200% of the target PSUs will vest after the Compensation Committee certifies the achievement of the performance measure. Vesting of these PSUs is dependent on continuous employment through the vesting date in September 2023.
[9] The award value for PSUs included in the table above is based on the grant date fair value assuming target level achievement, which we have determined to be the probable level of achievement of the performance metrics underlying the awards as of the grant date.

Fiscal Year 2023 Option Exercised and Stock Vested Table

The following table provides information for each of our Named Executive Officers regarding the number of shares of our common stock acquired upon exercising vested options or release of stock awards during fiscal year 2023.

	Option Awards			Stock Awards	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise ($)**		**Number of Shares Acquired on Vesting[1] (#)**	**Value Received on Vesting ($)**
Peter A. Smith	—	—		38,017	1,136,847
David Gray	—	—		2,190	63,006
Bryan Tucker	—	—		16,615	517,513
Erin Boase	—	—		377	12,102
Gary Croke	—	—		7,083	220,818

[1] Vested number of shares of RSUs and PSUs.

Potential Payments Upon Termination or Change of Control

Employment agreements and the Company's Post Termination Guidelines provide for such executive officers to receive certain payments and benefits if their employment with us is terminated. These arrangements are set forth in more detail below and assume an applicable termination event (and Change of Control event, as defined in the corresponding employment agreements) on June 30, 2023 (the last business day of our fiscal year) and refer to our stock price on that date. The Board has determined that such payments and benefits are an integral part of a competitive compensation package for our executive officers.

The table below reflects the compensation and benefits due to each of Messrs. Smith, Gray and Tucker in the event of termination of employment by us without Cause (as defined below) or termination by the executive for Good Reason (as defined below) (other than within 12 or 18 months after a Change of Control, as defined below) and, with respect to Messrs. Smith and Tucker, in the event of death or disability. The table further reflects compensation and benefits due to Messrs. Smith, Gray and Tucker in the event of termination of employment by us without Cause or, in the case of Messrs. Smith and Tucker, a termination by the executive for Good Reason within 12 or 18 months after a Change of Control (depending on individual employment agreements). The amounts shown in the table are estimates of the amounts that would be paid upon termination of employment. There are currently no compensation and benefits due to any Named Executive Officer under his employment agreement in the event of a termination of employment by us for Cause (as defined below) or voluntary termination (except in the case of Good Reason). In the event of a death of Messrs. Smith and Tucker, there are no severance benefits payable pursuant to the employment agreements that should be reflected in the table below, but the executive's estate would receive the pro-rata portion of the executive's annual bonus for the year in which the death occurred. The actual amounts would be determined only at the time of the termination of employment.

Name	Conditions for Payouts	Base Salary Component[1] ($)	Cash Incentive Component[2] ($)	Accelerated Equity Vesting[3] ($)	Insurance Benefit[4] ($)	Out-Placement Services[5] ($)	Total ($)
Peter A. Smith	Termination without cause or for good reason, or due to disability.	650,000	987,438	2,172,893	40,079	30,000	3,880,410
	Within 12 months after Change of Control	1,300,000	925,000	5,274,122	60,118	30,000	7,589,240
David Gray	Termination without cause.	353,600	186,919	95,785	17,765	30,000	684,069
	Within 18 months after Change of Control	353,600	176,800	277,144	26,647	30,000	864,191
Bryan Tucker	Termination without cause or for good reason, or due to disability.	337,428	178,370	571,609	32,119	30,000	1,149,526
	Within 18 months after Change of Control	337,428	168,714	801,289	48,178	30,000	1,385,609

[1] The base salary component represents the total gross monthly payments to each Named Executive Officer at the base salary in effect as of the last day of fiscal 2023.
[2] The cash incentive component represents the cash bonus due under the fiscal year 2023 AIP. The pro-rata portion of the AIP bonus for the year in which a termination occurs is not applicable in all circumstances; please see narrative description below for more details.
[3] Reflects acceleration of outstanding equity awards, including pro-rata vesting of the equity awards granted during fiscal year 2023, 2022 and 2021 and outstanding as of June 30, 2023
[4] The insurance benefit provided is paid directly to the insurer benefit provider and includes amounts for COBRA.
[5] The estimated dollar amounts for outplacement services would be paid directly to an outplacement provider selected by us.

Employment Agreement Terms

We currently maintain individual employment agreements with Messrs. Smith, Gray and Tucker. The employment agreements with our applicable Named Executive Officers generally define a "Change of Control" as follows:

- with respect to Messrs. Smith and Tucker, any merger, consolidation, share exchange or acquisition, unless immediately following such merger, consolidation, share exchange or acquisition, at least 50% of the total voting power (in respect of the election of directors, or similar officials in the case of an entity other than a corporation) of (i) the entity resulting from such merger, consolidation or share exchange, or the entity which has acquired all or substantially all of our assets (in the case of an asset sale that satisfies the criteria of an acquisition) (in either case, the "Surviving Entity") or (ii) if applicable, the ultimate parent entity that directly or indirectly has beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act, ("Rule 13d-3")) of 50% or more of the total voting power (in respect of the election of directors, or similar officials in the case of an entity other than a corporation) of the Surviving Entity is represented by our securities that were outstanding immediately prior to such merger, consolidation, share exchange or acquisition (or, if applicable, is represented by shares into which such Company securities were converted pursuant to such merger, consolidation, share exchange or acquisition);

- with respect to Mr. Gray, any merger, consolidation, share exchange or acquisition of substantially all of the assets of the Company;

- any person or group of persons (within the meaning of Rule 13d-3) directly or indirectly acquires beneficial ownership (determined pursuant to Rule 13d-3) of securities possessing more than 30% (50% in the case of

Messrs. Smith and Gray) of the total combined voting power of our outstanding securities other than: (i) an employee benefit plan of ours or any of our affiliates; (ii) a trustee or other fiduciary holding securities under an employee benefit plan of our or any of our affiliates; or (iii) an underwriter temporarily holding securities pursuant to an offering of such securities;

- Mr. Tucker's contract also provides for a change of control in the event of over a period of 36 consecutive months or less, there is a change in the composition of the Board such that a majority of the Board members (rounded up to the next whole number, if a fraction) ceases, by reason of one or more proxy contests for the election of Board members, to be composed of individuals each of whom meet one of the following criteria: (i) have been a Board member continuously since the adoption of this plan or the beginning of such 36-month period; or (ii) have been elected or nominated during such 36-month period by at least a majority of the Board members and satisfied the criteria of this bullet when they were elected or nominated;

- Mr. Gray's contract also provides for a change of control in the event a majority of the Board are replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the Board before the date of appointment or election;

- a majority of the Board determines that a Change of Control has occurred; or

- the complete liquidation or dissolution of the Company.

The employment agreements for Messrs. Smith and Tucker define "Cause" as follows:

- theft, dishonesty, misconduct or falsification of any employment or Company records;

- improper disclosure of the Company's confidential or proprietary information;

- any action which as material detrimental effect on the Company's reputation or business;

- refusal or inability to perform any assigned duties (other than as a result of disability) after written notice and a 30-day opportunity to cure such refusal or inability;

- material breach of an employment agreement or of the proprietary information, confidentiality, assignment of inventions agreement, after written notice and a 30-day opportunity to cure such breach; or

- conviction (including any plea of guilty or no contest) for any criminal act that impairs the ability to perform duties under an employment agreement; and

- violation of the Company's Code of Conduct or other written policies (in the case of Mr. Smith). The employment agreement for Mr. Gray defines a "Cause" termination as follows:

- willful failure to perform duties (other than from incapacity from physical or mental illness);

- willful engagement in dishonesty, illegal conduct, or misconduct, which injures the Company

- violation of Company's Code of Conduct or written policies;

- breach of material obligation under employment or other agreement between Gray and the Company.

The employment agreement with Mr. Smith generally defines a "Good Reason" termination as follows:

- a reduction in base salary, other than a reduction that is similarly applicable to all members of the Company's executive staff;

- a material diminution in his authority, duties and responsibilities (including a dismissal from the Board except in connection with a termination of employment);

- a relocation of his workplace more than 75 miles from Austin, TX.

If Mr. Smith's "Good Reason" termination occurs in connection with a Change of Control, it would be modified slightly to reflect a material and adverse change in his position, duties or responsibilities as in effect immediately prior to the Change of Control and to include a material reduction in his employee benefits, other than a reduction that is similarly applicable to all members of the Company's executive staff.

The employment agreement with Mr. Tucker generally defines a "Good Reason" termination as follows:

- a reduction of at least 20% to the base salary in effect at the start date of the employment agreement, other than a reduction that is similarly applicable to all members of the Company's executive staff;

- a material reduction in employee benefits, other than a reduction that is similarly applicable to all members of the Company's executive staff;

- a material breach of the employment agreement by the Company; or

- a relocation of his workplace more than 75 miles from San Antonio, TX.

If Mr. Tucker's "Good Reason" occurs following a Change of Control the definition is modified slightly to include any reduction of salary against the base salary in effect prior to the Change of Control, and to add a material and adverse change in his position, duties or responsibilities as in effect immediately prior to the Change of Control.

The employment agreements generally provide that if they are terminated without cause or should they resign for Good Reason or, in the case of Mr. Tucker become disabled, and they sign a general release they will be entitled to receive the following severance benefits:

- severance payments at their final base salary for a period of 12 months payable in accordance with the Company's normal payroll practices;

- payment of premiums necessary to continue their group health insurance under COBRA when applicable (or to purchase other comparable health coverage on an individual basis if the employee is no longer eligible for COBRA coverage) until the earlier of (i) 12 months (depending on individual employment agreements), or (ii) the date on which they first became eligible to participate in another employer's group health insurance plan;

- the prorated portion of any incentive bonus they would have earned during the incentive bonus period in which their employment was terminated (which is also applicable in the event of Mr. Smith's disability);

- for Messrs. Smith and Tucker any equity compensation subject to service-based vesting granted to the executive officer will stop vesting as of their termination date; however, they will be entitled to exercise any vested stock options until the earlier of: (i) 12 months; or (ii) the date on which the applicable option(s) expire; and for Mr. Gray, time-based equity will accelerate up to 12 months and unvested performance share units will be forfeited, and;

- reasonable outplacement assistance in addition, these agreements provide that if there is a Change of Control, and the executive's employment is terminated by us without Cause or by the employee for Good Reason within a specific period after the Change of Control (12 months for Messrs. Smith and Tucker or 18 months for Mr. Gray), and they sign a general release of known and unknown claims in a form satisfactory to us, they will receive the following:

- Mr. Tucker's base salary payment will be increased to 24 months and Mr. Smith will be entitled to a lump sum payment equal to two times the sum of his base salary and target bonus under the annual incentive plan for the year of termination;

- Mr. Smith's COBRA coverage will be extended to the earlier of 18 months and the date that he becomes eligible to participate in another employer's group health insurance plan, and Mr. Tucker's COBRA coverage period will be extended to the earlier of 24 months and the date that he becomes eligible to participate in another employer's group health insurance plan;

- Mr. Tucker will receive (i) rather than a pro-rata bonus for the year, he will receive a payment equal to the greater of (a) the average of the annual actual incentive bonus payments received by him, if any, for the previous three years, or (b) his target incentive bonus for the year in which his employment terminates, and

(ii) accelerated vesting of all unvested stock option(s), RSUs, and PSUs (assuming performance criteria previously met or pro rata vesting at target) for the period of time worked during the performance period based on individual guidelines under the 2018 Plan;

- Mr. Smith will receive accelerated vesting for all time-based equity awards granted under the second amendment to his employment agreement and for all other grants, accelerated vesting of all unvested stock option(s), RSUs, and PSUs (assuming performance criteria previously met or pro rata vesting at target) for the period of time worked during the performance period based on individual guidelines under the 2018 Plan; and

- Mr. Gray will receive (i) a prorated annual incentive bonus payment, and (ii) accelerated vesting of all time-based unvested equity, with unvested performance-based equity awards vesting at target.

The acceleration provisions within the individual awards agreements may differ from the terms set forth within the employment agreements.

Post Termination Guidelines

Ms. Boase and Mr. Croke have not been included within the table above, as the potential severance payments and benefits that they could receive upon an applicable termination of employment are not currently finalized or quantifiable. Pursuant to the Post Termination Guidelines that have historically been applied by the Company to executive officers, they could each receive the following benefits upon an involuntary termination without cause under the Post Termination Guidelines: (i) one year of base salary; (ii) a pro-rata bonus for the year in which the termination occurred; (iii) payment of premiums necessary to continue their group health insurance under COBRA when applicable (or to purchase other comparable health coverage on an individual basis if the employee is no longer eligible for COBRA coverage) until the earlier of (a) 12 months (depending on individual employment agreements), or (b) the date on which they first became eligible to participate in another employer's group health insurance plan; and (iv) time-based equity awards could receive accelerated vesting solely for the portion of the equity awards that would have vested within the twelve month period immediately following the termination, although all performance-based awards would be forfeited. In the event that the involuntary termination occurred within the 12-month period following a change in control event, the COBRA benefits continuation period could be increased to an 18-month period, and all outstanding equity-based compensation awards would receive full vesting acceleration, with performance-based awards accelerated at target levels.

CEO Pay Ratio

Pursuant to Item 402(u) of Regulation S-K, the Company is required to provide the following information with respect to the year ended June 30, 2023:

- The median of the annual total compensation of all employees of the Company (other than Mr. Smith's the Company's Chief Executive Officer) was $69,571.

- The annualized total compensation of Mr. Smith, the Company's Chief Executive Officer, was $4,140,218.

- Based on this information, the ratio of the annual total compensation of the Company's Chief Executive Officer to the median of the annual total compensation of all employees was 59.51:1.

To identify the median paid employee and determine such employee's annual total compensation in the last fiscal year, the Company assessed its employee population as of June 30, 2023, and determined employee compensation using the 12-month period ending June 30, 2023. On this date, the Company's employee population consisted of 704 individuals. The Company does not feel that there have been any material changes to the employee population or compensation arrangements to necessitate needing to recalculate this number.

The Company determined its median employee by: (i) calculating total target cash compensation as the sum of salary and target variable compensation, including target sales bonus, for each of the Company's employees; (ii) ranking the total target cash compensation of all employees except for the Chief Executive Officer from lowest to highest; and (iii) picking the employee who was in the middle of the list.

Equity Compensation Plan Summary

The following table provides information as of June 30, 2023, relating to our equity compensation plan:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights[2] (#)	Weighted-Average Exercise Price of Outstanding Options[3] ($)	Number of Securities Remaining Available for Further Issuance Under Equity Compensation Plans (Excluding Securities Reflected in the First Column) (#)
Equity Compensation plans approved by security holders[1]	865,407	21.77	1,822,810
Equity Compensation plans not approved by security holders	—	—	—
	865,407	21.77	1,822,810

[1] Consists of the 2018 Plan.
[2] Includes 414,092 shares to be issued upon exercise of options and 451,315 shares to be issued upon vesting of restricted stock and performance share awards.
[3] Excludes the weighted-average fair market value of restricted stock and performance share awards

Pay v. Performance

Fiscal Year	Summary Compensation Table Total for PEO [1] ($)	Compensation Actually Paid to PEO [1][2] ($)	Average Summary Compensation Table Total for non-PEO NEOs [1] ($)	Average Compensation Actually Paid to non-PEO NEOs [1][2] ($)	Value of Initial Fixed $100 Investment Based on:		Net Income (Thousands) ($)	Revenue (Thousands) ($)
					Total Shareholder Return ($)	Peer Group Total Shareholder Return [3] ($)		
2023	4,152,831	5,902,667	625,083	861,007	359.01	94.33	11,528	346,593
2022	4,189,544	3,143,082	513,719	31,178	269.93	92.69	21,160	302,959
2021	2,216,192	6,480,169	752,488	2,074,311	342.98	127.04	110,139	274,911

[1] The principal executive officer ("PEO") and the non-PEO named executive officers ("non-PEO NEOs") for each year are as follows:
   a. 2023: Peter A. Smith, David Gray, Bryan Tucker, Erin Boase, and Gary Croke;
   b. 2022: Peter A. Smith, Eric Chang, David Gray, Bryan Tucker, Erin Boase, and Gary Croke;
   c. 2021: Peter A. Smith, Eric Chang, and Bryan Tucker.

[2] The Company deducted from and added to the Summary Compensation Table total compensation the amounts detailed in the following tables to calculate compensation actually paid, in accordance with Item 402(v) of Regulation S-K as discussed in columns (c) and (e) for each PEO and Non-PEO NEOs in each respective year. As the Company's PEO and non-PEO NEO's do not participate in any defined benefit plans, no adjustments were required to amounts reported in the Summary Compensation Table totals related to the value of benefits under such plans.
[3] The peer group used for Peer Group TSR is the same peer group the Company uses for its Item 201(e) of Regulation S-K.

PEO

	Prior FYE	07/03/2020	07/02/2021	07/01/2022
	Current FYE	07/02/2021	07/01/2022	06/30/2023
	Fiscal Year	2021 ($)	2022 ($)	2023 ($)
SCT Total		2,216,192	4,189,544	4,152,831
- Grant Date Fair Value of Option Awards and Stock Awards Granted in Fiscal Year		(1,296,875)	(2,406,867)	(2,502,781)
+ Fair Value at Fiscal Year-End of Outstanding and Unvested Option Awards and Stock Awards Granted in Fiscal Year		3,649,702	2,084,283	2,780,656
+ Change in Fair Value of Outstanding and Unvested Option Awards and Stock Awards Granted in Prior Fiscal Years		—	(758,079)	1,231,065
+ Fair Value at Vesting of Option Awards and Stock Awards Granted in Fiscal Year That Vested During Fiscal Year		—	—	—
+ Change in Fair Value as of Vesting Date of Option Awards and Stock Awards Granted in Prior Fiscal Years For Which Applicable Vesting Conditions Were Satisfied During Fiscal Year		1,911,149	34,200	240,896
- Fair Value as of Prior Fiscal Year-End of Option Awards and Stock Awards Granted in Prior Fiscal Years That Failed to Meet Applicable Vesting Conditions During Fiscal Year		—	—	—
Compensation Actually Paid		6,480,169	3,143,082	5,902,667

Non-PEO NEOs

	Prior FYE	07/03/2020	07/02/2021	07/01/2022
	Current FYE	07/02/2021	07/01/2022	06/30/2023
	Fiscal Year	2021 ($)	2022 ($)	2023 ($)
SCT Total		752,488	513,719	625,083
- Grant Date Fair Value of Option Awards and Stock Awards Granted in Fiscal Year		(181,379)	(140,477)	(175,229)
+ Fair Value at Fiscal Year-End of Outstanding and Unvested Option Awards and Stock Awards Granted in Fiscal Year		864,562	107,671	194,686
+ Change in Fair Value of Outstanding and Unvested Option Awards and Stock Awards Granted in Prior Fiscal Years		596,466	(137,064)	119,121
+ Fair Value at Vesting of Option Awards and Stock Awards Granted in Fiscal Year That Vested During Fiscal Year		—	—	—
+ Change in Fair Value as of Vesting Date of Option Awards and Stock Awards Granted in Prior Fiscal Years For Which Applicable Vesting Conditions Were Satisfied During Fiscal Year		42,174	27,276	97,351
- Fair Value as of Prior Fiscal Year-End of Option Awards and Stock Awards Granted in Prior Fiscal Years That Failed to Meet Applicable Vesting Conditions During Fiscal Year		—	(339,947)	(5)
Compensation Actually Paid		2,074,311	31,178	861,007

The illustrations below provide a graphical description of compensation actually paid and the following measures:

- the Company's cumulative TSR and the peer group's cumulative TSR;

- the Company's net income; and

- the Company selected measure, which is revenue.

AVNW and Index TSR vs. CAP



AVNW Net Income vs. CAP





AVNW Revenue vs. CAP

The following is a list of financial performance measures, which in the Company's assessment represents the most important financial performance measures used by the Company to link compensation actually paid to the Named Executive Officers for fiscal year 2023. Please see the Compensation Discussion and Analysis for further information regarding each of the measures and their use in the Company's executive compensation program.

- Gross Adjusted EBITDA;

- revenue;

- TSR; and

- net income.

(Proposals Follow.)

PROPOSAL NO. 1

Election of Directors

At the Annual Meeting, directors are being nominated for election to serve until the 2024 Annual Meeting or until their successors are elected and qualified.

In the unanticipated event that a nominee is unable or declines to serve as a director at the time of the Annual Meeting, all proxies received by the proxy holders will be voted for any subsequent nominee named by the Board to fill the vacancy created by the earlier nominee's withdrawal from the election. As of the date of this Proxy Statement, the Board is not aware of any director nominee who is unable or will decline to serve as a director. Each of the nominees has consented to being named in this Proxy Statement and to serve as a director if elected. Ages are as of the date of this Proxy Statement.

Director Nominees

Name	Title	Age	Tenure
John Mutch	Chairman of the Board	67	8 years, 8 months
Laxmi Akkaraju	Director	54	0 years
Bryan Ingram	Director	59	1 year, 10 months
Michele Klein	Director	74	2 years, 4 months
Peter A. Smith	Director	57	3 years, 7 months
Bruce Taten	Director	67	1 year, 6 months

RECOMMENDATION OF THE BOARD OF DIRECTORS

The Board of Directors unanimously approved the election of each of the Director Nominees and unanimously recommends a vote "FOR" each of the Director Nominees.

(Proposals Continue on Next Page.)

PROPOSAL NO. 2

Ratification of Appointment of Independent Registered Public Accounting Firm

The Audit Committee has appointed Deloitte as our independent registered public accounting firm to audit our consolidated financial statements for the fiscal year ending June 28, 2024, and our Board has ratified such appointment. See "Independent Registered Public Accounting Firm Fees."

Notwithstanding its selection, the Audit Committee, in its discretion, may appoint another independent registered public accounting firm at any time during the year if the Audit Committee believes that such a change would be in the best interests of the Company and its stockholders. If the appointment is not ratified by our stockholders, the Audit Committee may reconsider whether it should appoint another independent registered public accounting firm.

RECOMMENDATION OF THE BOARD OF DIRECTORS

The Board of Directors unanimously recommends a vote "FOR" the ratification of the Audit Committee's appointment of Deloitte as the Company's Independent Registered Public Accounting Firm for Fiscal Year 2024.

(Proposals Continue on Next Page.)

PROPOSAL NO. 3

Advisory, Non-Binding Vote on Named Executive Officer Compensation

A "say-on-pay" advisory vote is required for all U.S. public companies under Section 14A of the Exchange Act which we request annually during our Annual Meeting of Stockholders. We are asking stockholders to approve, on an advisory, non-binding basis, the compensation of the Company's Named Executive Officers disclosed in the Compensation Discussion and Analysis section, and the related compensation tables, notes and narrative, in this Proxy Statement.

The Board recommends that you vote "FOR" approval of the advisory, non-binding vote on executive compensation because it believes that the policies and practices described in the Compensation Discussion and Analysis section are effective in achieving the Company's goals of rewarding sustained financial and operating performance and leadership excellence, aligning the executives' long-term interests with those of the stockholders and motivating the executives to remain with the Company for long and productive careers. Named executive officer compensation of the past three years reflects amounts of cash and long-term equity awards consistent with periods of economic stress and lower earnings, and equity incentives aligning with our actions to stabilize the Company and to position it for a continued recovery.

We urge stockholders to read the Compensation Discussion and Analysis section of this Proxy Statement, as well as the Summary Compensation Table and related compensation tables, notes and narrative, which provide detailed information on the Company's compensation policies and practices and the compensation of our Named Executive Officers.

As this vote is advisory, it will not be binding on our Board or our Compensation Committee, and neither our Board nor our Compensation Committee will be required to take any action as a result of the outcome of the vote. However, our Compensation Committee will carefully consider the outcome of this vote when considering future executive compensation policies and decisions.

Based on the voting results at the Company's 2018 Annual Meeting of Stockholders with respect to the frequency (the "Frequency Vote") of future stockholder advisory votes to approve the compensation of the Company's Named Executive Officers, the Company includes an advisory, non-binding vote to approve the compensation of its Named Executive Officers in its proxy materials on an annual basis. The next required Frequency Vote is scheduled for the Company's 2024 Annual Meeting of Stockholders.

RECOMMENDATION OF THE BOARD OF DIRECTORS

The Board of Directors unanimously recommends a vote "FOR" the approval of the advisory, non-binding vote on Named Executive Officer compensation.

(Proposals Continue on Next Page.)

PROPOSAL NO. 4

Approval of Amendment No. 1 to the Tax Benefit Preservation Plan

Background

Our business operations have generated significant net operating losses ("NOLs"), credit carry-forwards and other tax attributes (collectively, the "Tax Benefits"), and we may generate additional Tax Benefits in future years. Under federal tax laws, subject to certain Tax Benefits expiring, we generally can use the Tax Benefits to reduce our future federal income tax obligations. As of June 30, 2023, we had approximately $303.5 million in federal NOLs, approximately $6.9 million of federal and state tax credit carryforwards, approximately $186 million of foreign tax loss carryforwards, and approximately $3.1 million of foreign tax credit carryfowards. Although we cannot estimate the exact amount of Tax Benefits that we can use to reduce our future income tax obligations because we cannot predict the amount and timing of our future taxable income, we believe the Tax Benefits are very valuable assets.

Our ability to utilize the Tax Benefits may be significantly limited if we experience an "ownership change," as determined under Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"). Under Section 382 of the Code, a corporation generally will experience an "ownership change" if the percentage of the corporation's stock owned by its "5-percent shareholders," as defined in Section 382 of the Code, increases by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. If an "ownership change" occurs, the Tax Benefits would be subject to an annual limitation.

If an ownership change were to occur, the limitations imposed by Section 382 could result in a material amount of our Tax Benefits expiring unused and, therefore, significantly impairing the value of the Tax Benefits. Although the complexity of Section 382 of the Code and the limited knowledge any public company has about the ownership of its publicly traded stock make it difficult to determine whether an ownership change has occurred, we currently believe that an ownership change has not occurred. However, if no action is taken, we believe it is possible that we could experience an ownership change in the future.

After careful consideration, the Board determined that the most effective way to protect the Tax Benefits for long-term stockholder value was to adopt the Amended and Restated Tax Benefit Preservation Plan, dated as of August 27, 2020 (as amended, the "Plan").

On February 28, 2023, the Board approved, and the Company and Computershare Inc., as Rights Agent, entered into Amendment No. 1 to the Plan (the "Amendment to the Plan") which extends the final expiration date from March 3, 2023 to March 3, 2026. The Amendment to the Plan is described below and the full terms of the Amendment to the Plan and the Plan can be found in Annex A-1 and Annex A-2 to this Proxy Statement, respectively. Subject to certain limited exceptions, the Plan is designed to reduce the likelihood that the Company will experience an ownership change under Section 382 of the Code by (i) discouraging any person or group of persons from acquiring beneficial ownership of 4.9% or more of our then-outstanding common stock and (ii) discouraging any existing person or groups of persons currently beneficially holding 4.9% or more of our then-outstanding common stock from acquiring additional shares of the common stock, in each, without approval of the Board.

The Company anticipates terminating the Plan at the close of business on the date that the Annual Meeting voting results are certified, if stockholder approval of the Amendment to the Plan is not received at the Annual Meeting.

The Board urges our stockholders to carefully read the proposal, the discussion below under the heading "Considerations," the full terms of the Amendment to the Plan attached as Annex A-1 to this Proxy Statement, and the full terms of the Plan attached as Annex A-2 to this Proxy Statement. It is important to note this measure does not offer a complete solution, and an ownership change may occur even if the Plan remains in place. The Plan may deter, but ultimately cannot block, transfers of our common stock that might result in an ownership change. The limitation of this measure is described in more detail below. The Board believes the Plan should continue until March 3, 2026, to serve as an important tool to help prevent an ownership change that could substantially reduce or eliminate the significant long-term potential value of the Tax Benefits. **Accordingly, the Board recommends that stockholders approve the Amendment to the Plan.**

Proposal

The Board adopted the Plan on August 27, 2020. The Amendment to the Plan was approved by the Board on February 28, 2023 which extends the final expiration date of the Plan from March 3, 2023 to March 3, 2026. The Company anticipates terminating the Plan at the close of business on the date that the Annual Meeting voting results are certified if stockholder approval of the Amendment to the Plan is not received at the Annual Meeting. Subject to certain limited exceptions, the Plan is designed to reduce the likelihood that the Company will experience an ownership change under Section 382 of the Code by (i) discouraging any person or group of persons from acquiring beneficial ownership of 4.9% or more of our then-outstanding common stock and (ii) discouraging any existing person or groups of persons currently beneficially holding 4.9% or more of our then-outstanding common stock from acquiring additional shares of the common stock, in each, without approval of the Board.

The Plan is intended to protect stockholder value by attempting to preserve our ability to use the Tax Benefits to reduce our future income tax obligations. By adopting the Amendment to the Plan, the Board seeks to continue to protect the Company's ability to use the Tax Benefits. We view our Tax Benefits as highly valuable assets of the Company that are likely to inure to the benefit of the Company and our stockholders.

THE COMPANY ANTICIPATES TERMINATING THE PLAN IF IT FAILS TO OBTAIN STOCKHOLDER APPROVAL FOR THIS PROPOSAL, WHICH WILL RESULT IN THE POTENTIAL FOR SUBSTANTIAL IMPAIRMENT OF THE TAX BENEFITS, AND WHICH COULD NEGATIVELY IMPACT THE COMPANY, AND, CONSEQUENTLY, OUR STOCKHOLDERS.

The following descriptions of the Amendment to the Plan and the Plan are qualified in their entirety by reference to the texts of the Amendment to the Plan and the Plan, which can be found in Annex A-1 and A-2 to this Proxy Statement. **Please read the Amendment to the Plan and the Plan in their entirety, as the discussion below is only a summary.**

Description of the Amendment to the Plan

The Amendment to the Plan extends the final expiration date of the Plan from March 3, 2023 to March 3, 2026. No other changes to the Plan were made or contemplated in the Amendment to the Plan.

Description of the Plan

Distribution and Transfer of Rights; Rights Certificates

The Board has declared a dividend of one Right ("Right") for each outstanding share of the Company's common stock, par value $0.01 per share (each, a "Common Share" and collectively, the "Common Shares"). Prior to the Distribution Date (as defined below):

- the Rights will be evidenced by and trade with the certificates for the Common Shares (or, with respect to any uncertificated Common Shares registered in book entry form, by notation in book entry), and no separate rights certificates will be distributed;

- new Common Shares certificates issued after the close of business on March 13, 2020 (the "Rights Record Date") will contain a legend incorporating the Plan by reference (for uncertificated Common Shares registered in book entry form, this legend will be contained in a notation in book entry); and

- the surrender for transfer of any certificates for Common Shares (or the surrender for transfer of any uncertificated Common Shares registered in book entry form) will also constitute the transfer of the Rights associated with such Common Shares.

Rights will accompany any new Common Shares that are issued after the Rights Record Date.

Distribution Date

Subject to certain exceptions specified in the Plan, the Rights will separate from the Common Shares and become exercisable following (1) the 10th business day (or such later date as may be determined by the Board) after the public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 4.9% or more of the Common Shares or (2) the 10th business day (or such later date as may be determined by the Board) after a person or group announces a tender or exchange offer that would result in ownership by a person or group of 4.9% or more of the Common Shares. For purposes of the Plan, beneficial ownership is defined to include the ownership of derivative securities. Any person or group of affiliated or associated persons who beneficially owns 4.9% or more of the outstanding Common Shares as of the announcement of the Plan will not be an Acquiring Person, but only for so long as such person or group does not become the beneficial owner of any additional Common Shares.

The date on which the Rights separate from the Common Shares and become exercisable is referred to as the "Distribution Date."

After the Distribution Date, the Company will mail Rights certificates to the Company's stockholders as of the close of business on the Distribution Date and the Rights will become transferable apart from the Common Shares. Thereafter, such Rights certificates alone will represent the Rights.

Preferred Shares Purchasable Upon Exercise of Rights

Subject to the terms of the Plan, each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Participating Preferred Stock, par value $0.01 per share (the "Preferred Shares"), of the Company for an exercise price of $35.00 (the "Exercise Price") per one one-thousandth of a Preferred Share, subject to adjustment. This portion of a Preferred Share is intended to give the stockholder approximately the same dividend, voting and liquidation rights as would one Common Share and should approximate the value of one Common Share.

More specifically, each one one-thousandth of a Preferred Share, if issued, will:

- not be redeemable;

- entitle holders to quarterly dividend payments of $0.01 per share, or an amount equal to the dividend paid on one Common Share, whichever is greater;

- entitle holders upon liquidation either to receive $1.00 per share or an amount equal to the payment made on one Common Share, whichever is greater;

- have the same voting power as one Common Share; and

- entitle holders to a per share payment equal to the payment made on one Common Share if the Common Shares are exchanged via merger, consolidation or a similar transaction.

Flip-In Trigger

If an Acquiring Person obtains beneficial ownership of 4.9% or more of the Common Shares, except pursuant to an offer for all outstanding Common Shares that the independent members of the Board determine to be fair and not inadequate and to otherwise be in the best interests of the Company and its stockholders after receiving advice from one or more investment banking firms, then each Right will entitle the holder thereof to purchase, for the Exercise Price, a number of Common Shares (or, in certain circumstances, cash, property or other securities of the Company) having a then-current market value of twice the Exercise Price. However, the Rights are not exercisable following the occurrence of the foregoing event until such time as the Rights are no longer redeemable by the Company, as further described below.

Following the occurrence of an event set forth in preceding paragraph, all Rights that are or, under certain circumstances specified in the Plan, were beneficially owned by an Acquiring Person or certain of its transferees will be null and void.

Flip-Over Trigger

If, after an Acquiring Person obtains 4.9% or more of the Common Shares, (1) the Company merges into another entity, (2) an acquiring entity merges into the Company or (3) the Company sells or transfers more than 50% of its assets, cash flow or earning power, then each Right (except for Rights that have previously been voided as set forth above) will entitle the holder thereof to purchase, for the Exercise Price, a number of shares of common stock of the person engaging in the transaction having a then-current market value of twice the Exercise Price.

Redemption of the Rights

The Rights will be redeemable at the Company's option for $0.01 per Right (payable in cash, Common Shares or other consideration deemed appropriate by the Board) at any time on or prior to the 10th business day (or such later date as may be determined by the Board) after the public announcement that an Acquiring Person has acquired beneficial ownership of 4.9% or more of the Common Shares. Immediately upon the action of the Board ordering redemption, the Rights will terminate and the only right of the holders of the Rights will be to receive the $0.01 redemption price. The redemption price will be adjusted if the Company undertakes a stock dividend or a stock split.

Exchange Provision

At any time after the date on which an Acquiring Person beneficially owns 4.9% or more of the Common Shares and prior to the acquisition by the Acquiring Person of 50% of the Common Shares, the Board may exchange the Rights (except for Rights that have previously been voided as set forth above), in whole or in part, for Common Shares at an exchange ratio of one Common Share per Right (subject to adjustment). In certain circumstances, the Company may elect to exchange the Rights for cash or other securities of the Company having a value approximately equal to one Common Share.

Expiration of the Rights

The Rights expire on the earliest of (1) 5:00 p.m., New York City time, on March 3, 2023 (which has been extended to March 3, 2026, under the Amendment to the Plan); (2) the redemption or exchange of the Rights as described above; (3) following (a) the first annual meeting of the stockholders of the Company after the adoption of the Plan if stockholders do not approve the Plan or (b) the first anniversary of the adoption of the Plan if the stockholders have not otherwise approved the Plan; (4) the repeal of Section 382 of the Code or any other change if the Board determines that the Plan is no longer necessary or desirable for the preservation of the Tax Benefits; (5) the time at which the Board determines that the Tax Benefits are fully utilized or no longer available pursuant to Section 382 of the Code or that an ownership change pursuant to Section 382 of the Code would not adversely impact in any material respect the time period in which the Company could use the Tax Benefits, or materially impair the amount of the Tax Benefits that could be used by the Company in any particular time period, for applicable tax purposes; or (6) a determination by the Board that the Plan is no longer in the best interests of the Company and its stockholders.

Amendment of the Terms of the Rights and the Plan

The terms of the Rights and the Plan may be amended in any respect without the consent of the holders of the Rights on or prior to the Distribution Date. Thereafter, the terms of the Rights and the Plan may be amended without the consent of the holders of Rights in order to (1) cure any ambiguities, (2) shorten or lengthen any time period pursuant to the Plan or (3) make changes that do not adversely affect the interests of holders of the Rights.

Voting Rights; Other Stockholder Rights

The Rights will not have any voting rights. Until a Right is exercised, the holder thereof, as such, will have no separate rights as stockholder of the Company.

Anti-Dilution Provisions

The Board may adjust the Exercise Price, the number of Preferred Shares issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split or a reclassification of the Preferred Shares or Common Shares.

With certain exceptions, no adjustments to the Exercise Price will be made until the cumulative adjustments amount to at least 1% of the Exercise Price. No fractional Preferred Shares will be issued and, in lieu thereof, an adjustment in cash will be made based on the current market price of the Preferred Shares.

Considerations

The Board believes that continuing to attempt to protect the Tax Benefits as described above under "Background" is in and the best interests of the Company and our stockholders. However, we cannot eliminate the possibility that an ownership change will occur even if the Amendment to the Plan is approved. Please consider the items discussed below in voting on Proposal 4.

The Internal Revenue Service ("IRS") could challenge the amount of the Tax Benefits or claim we experienced an ownership change, which could reduce the amount of the Tax Benefits that we can use or eliminate our ability to use them altogether.

The IRS has not audited or otherwise validated the amount of the Tax Benefits. The IRS could challenge the amount of the Tax Benefits, which could limit our ability to use the Tax Benefits to reduce our future income tax obligations. In addition, the complexity of Section 382 of the Code and the limited knowledge any public company has about the ownership of its publicly traded stock make it difficult to determine whether an ownership change has occurred. Therefore, we cannot assure you that the IRS will not claim that we experienced an ownership change and attempt to reduce or eliminate the benefit of the Tax Benefits even if the Plan remains in place.

Continued Risk of Ownership Change

Although the Plan is intended to reduce the likelihood of an ownership change, we cannot assure you that it would prevent all transfers of our common stock that could result in such an ownership change.

Potential Effects on Liquidity

The Plan restricts a stockholder's ability to acquire, directly or indirectly, additional shares of our common stock in excess of the specified limitations. Stockholders are advised to carefully monitor their ownership of our stock and consult their own legal advisors and/or us to determine whether their ownership of our stock approaches the restricted levels.

Potential Impact on Value

Because certain buyers, may object to holding our common stock subject to the terms of the Plan, some persons who wish to acquire more than 5% of our common stock and certain institutional holders who may not be comfortable holding our common stock with restrictions in place, may not choose to purchase our common stock, the Plan could depress the value of our common stock in an amount that could more than offset any value preserved from protecting the Tax Benefits.

Potential Anti-Takeover Impact

The Board approved the Amendment to the Plan and the Plan to preserve the long-term value of the Tax Benefits. The Plan is not intended to prevent a takeover of the Company. However, the Plan could be deemed to have a potential anti-takeover effect because an Acquiring Person may be diluted upon the occurrence of a triggering event. Accordingly, the overall effects of the Plan, if approved by our stockholders, may be to render more difficult, or discourage, a merger, tender offer, proxy contest or assumption of control by a substantial holder of our securities. The Plan and the Amendment to the Plan are not the result of any potential takeover transaction known to us and are not part of a plan by us to adopt a series of anti-takeover measures.

Stockholders should be aware that we are subject to Section 203 of the Delaware General Corporation Law, which provides, in general, that a transaction constituting a "business combination" within the meaning of Section 203 involving a person owning 15% or more of our outstanding voting stock (referred to as an "interested stockholder") cannot be completed for a period of three years after the time the person became an interested stockholder unless (i) prior to such time, our Board approved either the business combination or the transaction that resulted in the person becoming an interested stockholder, (ii) upon consummation of the transaction that resulted in the person becoming an interested stockholder, that person owned at least 85% of our outstanding voting stock (excluding shares owned by persons who are both directors and officers of the Company and shares owned by certain of our employee benefit plans), or (iii) the business combination was approved by our Board and by the affirmative vote of the holders of at least 66-2/3% of our outstanding voting stock not owned by the interested stockholder.

Our Current Certificate and our Bylaws contain certain provisions that may also be deemed to have a potential anti-takeover effect, including:

- Stockholders have no preemptive right to acquire our securities.

- Our Bylaws contain advance notice requirements for any stockholder to present a nomination for director or other proposal at an annual or special meeting of stockholders.

- Our authorized but unissued shares of common stock and preferred stock may be issued without additional stockholder approval and may be utilized for a variety of corporate purposes.

RECOMMENDATION OF THE BOARD OF DIRECTORS

The Board of Directors unanimously recommends a vote "FOR" the approval of the Amendment to the Plan

(Proposals Continue on Next Page.)

PROPOSAL NO. 5

Amendment of the Company's Amended and Restated Certificate of Incorporation to Reflect New Delaware Law Provisions Regarding Officer Exculpation

Background

The State of Delaware, which is the Company's state of incorporation, recently enacted legislation that enables Delaware companies to limit the liability of certain officers in limited circumstances under Section 102(b)(7) of the Delaware General Corporation Law ("DGCL"). The new Delaware legislation only permits, and, if our Exculpation Amendment is adopted, our Certificate of Incorporation would only permit, exculpation for direct claims brought by stockholders for breach of an officer's fiduciary duty of care, including class actions, but would not eliminate officers' monetary liability for breach of fiduciary duty claims brought by the Company itself or for derivative claims brought by stockholders in the name of the Company. Furthermore, the limitation on liability would not apply to breaches of the duty of loyalty, acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, or any transaction in which the officer derived an improper personal benefit. The rationale for limiting the scope of liability, as further described below, is to strike a balance between stockholders' interest in officer accountability and their interest in the Company being able to attract and retain quality officers to work on its behalf.

The Board has unanimously approved the Exculpation Amendment, subject to stockholder approval. The Board has unanimously determined that the Exculpation Amendment is advisable and in the best interests of the Company and our stockholders, and, in accordance with the DGCL, hereby seeks approval of the Exculpation Amendment by our stockholders.

Proposed Exculpation Amendment

The Board is asking our stockholders to approve the addition of officers to Article VI of our Current Certificate. The text of the Exculpation Amendment is attached hereto as Annex B, with additions marked with bold, underlined text and deletions indicated by strike-out text.

Reasons for the Exculpation Amendment

The Governance and Nominating Committee believes that there is a need for directors and officers to remain free of the risk of financial ruin as a result of an unintentional misstep. Furthermore, adopting the Exculpation Amendment would ensure that the Company remains able to attract and retain the most qualified officers. The Governance and Nominating Committee has determined that the proposed provision would not negatively impact stockholder rights. Thus, in light of (i) the narrow class and type of claims for which officers' liability would be exculpated, and (ii) the benefits that the Governance and Nominating Committee believe would accrue to the Company and its stockholders in the form of an enhanced ability to attract and retain quality officers, the Governance and Nominating Committee recommended to the Board the Exculpation Amendment.

Frequently, directors and officers must make decisions in response to time-sensitive opportunities and challenges, which can create substantial risk of investigations, claims, actions, suits or proceedings seeking to impose liability on the basis of hindsight, especially in the current litigious environment and regardless of merit. Limiting concern about personal risk would empower both directors and officers to best exercise their business judgment in furtherance of stockholder interests. Furthermore, the Company expects its peers to adopt exculpation clauses that limit the personal liability of officers in their respective certificates of incorporation; failing to adopt the amendment could impact our recruitment and retention of exceptional officer candidates who might conclude that the potential exposure to liabilities, costs of defense and other risks of proceedings exceed the benefits of serving as an officer of the Company.

Adopting the Exculpation Amendment would better position the Company to attract top officer candidates and retain our current officers and enable the officers to exercise their business judgment in furtherance of the interests of the stockholders without the potential for distraction posed by the risk of personal liability. This Exculpation Amendment will also more generally align the protections available to our directors with those available to our officers. In view of the above considerations, our Board has unanimously determined it would be in the best interest of the Company to provide for the exculpation of officers as proposed herein.

Effect of the Exculpation Amendment

If the Exculpation Amendment is approved by our stockholders, the Exculpation Amendment will become effective upon the filing of an amendment to our Current Certificate, or if Proposal No. 6 is also approved, a Second Amended and Restated Certificate of Incorporation with the Delaware Secretary of State, which filing is expected to occur as soon as reasonably practicable after the 2023 Annual Meeting. If the Exculpation Amendment is not approved by our stockholders, the Current Certificate will not be amended to include (or if Proposal No. 6 is approved, the Second Amended and Restated Certificate of Incorporation will not include) the provision discussed in this Proposal No. 5, and no exculpation will be provided for our officers in our Current Certificate or in the Second Amended and Restated Certificate of Incorporation.

Vote Required

Approval of the Exculpation Amendment requires the affirmative vote of a majority of the outstanding common stock of the Company entitled to vote thereon. As a result, abstentions and broker non-votes will have the same effect as a vote "AGAINST" this proposal.

This Proposal No. 5 is separate from, and is not conditioned on, the approval of Proposal No. 6 (the Non-Substantive Amendments). Your vote on Proposal No. 6 does not affect your vote on Proposal No. 5. You can vote FOR, AGAINST, or ABSTAIN from voting on any of these proposals.

RECOMMENDATION OF THE BOARD OF DIRECTORS

The Board of Directors unanimously recommends a vote "FOR" the approval of the amendment to our Current Certificate to reflect new Delaware law provisions regarding officer exculpation.

(Proposals Continue on Next Page.)

PROPOSAL NO. 6

Amendment and Restatement of the Company's Current Certificate to Make Certain Additional, Non-Substantive Amendments

Background

Our Current Certificate was last substantively amended in 2017 and the Board believes various changes are in order to update the Current Certificate to conform to the provisions of the Current Certificate as filed with the Delaware Secretary of State. We therefore propose to amend and restate our Current Certificate to enact these Non-Substantive Amendments.

The Board has unanimously approved the Non-Substantive Amendments, subject to stockholder approval. The Board has unanimously determined that the Non-Substantive Amendments are advisable and in the best interests of the Company and our stockholders, and, in accordance with the DGCL, hereby seeks approval of the Non-Substantive Amendments by our stockholders.

Proposed Non-Substantive Amendments

The Board is asking our stockholders to amend and restate the Company's Current Certificate and approve the following changes:

1. Deletion of obsolete references, including:
   a. amending the name on the Current Certificate to replace Harris Stratex with Aviat Networks, Inc. and including Harris Stratex as the former name in the history of the Company in the preamble.
   b. eliminating clause 4 of the preamble referencing Class B common stock, which is no longer authorized.
   c. eliminating references to the "Reverse Stock Split" and "Old Certificate" as unnecessary in Article IV(a).
   d. eliminating references to expired transfer restrictions that are no longer in effect in Article IX.
2. Other administrative amendments, including:
   a. Including a reference to the Series A Participating Preferred Stock in the preamble and in Article IV to reflect the date of the Certificate of Designation.
   b. various other conforming and administrative amendments, made as a result of integrating such changes.

This description of the proposed amendments to our Current Certificate is a summary and is qualified by the complete text of the proposed amendments addressed by Proposal No. 6 which are set forth in Annex C to this Proxy Statement. In Annex C, additions are marked with bold, underlined text and deletions indicated by strike-out text.

Reasons for the Non-Substantive Amendments

The Board of Directors believes that the Current Certificate should be updated to remove obsolete provisions and incorporate other administrative modifications that the Board of Directors believes will simplify and streamline the document for stockholders. The amendments set forth in this Proposal No. 6 are administrative and will not have a substantive impact on your rights as a stockholder of the Company. These amendments are not being proposed as a result of pending litigation.

Effect of the Non-Substantive Amendments

The amendments contemplated in this Proposal No. 6 would be made by way of amending and restating our Current Certificate as set forth in the Second Amended and Restated Certificate of Incorporation attached as Annex C to this Proxy Statement. The amendments described in this Proposal No. 6 are interdependent so that the stockholders are approving all or none of the revisions described. If the Non-Substantive Amendments are approved by our stockholders, the Non-Substantive Amendments will become effective upon the filing of a Second Amended and Restated Certificate of Incorporation with the Delaware Secretary of State, which filing is expected to occur as soon as reasonably practicable after the 2023 Annual Meeting. If the Non-Substantive Amendments are not approved by our stockholders, the Current Certificate will not be amended and restated to include the revisions discussed in this Proposal No. 6.

Vote Required

The affirmative vote of a majority of the outstanding common stock of the Company entitled to vote thereon will be required to approve the amendment and restatement of our Current Certificate to include the additional edits and Non-Substantive Amendments described in this Proposal No. 6. Abstentions and broker non-votes will have the same effect as a vote "AGAINST" this proposal.

This Proposal No. 6 is separate from, and is not conditioned on, the approval of Proposal No. 5 (the Exculpation Amendment). Your vote on Proposal No. 5 does not affect your vote on Proposal No. 6. You can vote FOR, AGAINST, or ABSTAIN from voting on any of these proposals.

RECOMMENDATION OF THE BOARD OF DIRECTORS

The Board of Directors unanimously recommends a vote "FOR" the approval of the amendment and restatement of the Current Certificate to include additional edits and Non-Substantive Amendments.

(Proxy Statement Continues on Next Page.)

OTHER MATTERS

2023 Annual Report

Our annual report for the fiscal year ended June 30, 2023, including audited financial statements, will be available over the Internet through our website at www.aviatnetworks.com and is being mailed with this Proxy Statement.

Form 10-K

We filed an annual report on Form 10-K for the fiscal year ended June 30, 2023 with the SEC on August 30, 2023. Stockholders may obtain a copy of the Annual Report on Form 10-K, without charge, by writing to our Corporate Secretary, at the address of our offices located at 200 Parker Drive, Suite C100A, Austin, TX 78728, or through our website at www.aviatnetworks.com.

Other Business

The Board is not aware of any other matter that may be presented for consideration at the Annual Meeting or any adjournment thereof. Should any other matter properly come before the Annual Meeting, your shares of common stock will be voted in accordance with the discretion of the proxy holders.

Householding of Proxy Materials

To reduce costs and the environmental impact of the Annual Meeting, a single proxy statement and annual report, along with individual proxy cards, will be delivered in one envelope to certain stockholders having the same last name and address, and to individuals with more than one account registered with our transfer agent with the same address, unless contrary instructions have been received from an affected stockholder. Stockholders participating in householding will continue to receive separate proxy cards. If you are a registered stockholder and would like to enroll in this service or receive individual copies of this year's and/or future proxy materials, please contact Broadridge Financial Solutions, Inc. 51 Mercedes Way, Edgewood, New York 11717; or contact our Corporate Secretary at 512-265-3680 or at our headquarters at 200 Parker Drive, Suite C100A, Austin, TX 78728. If you are a beneficial stockholder, you may contact the broker or bank where you hold the account.

(Proxy Card and Annexes Follow)

The Amendment to the Plan

AMENDMENT NO. 1

TO THE AMENDED AND RESTATED TAX BENEFIT PRESERVATION PLAN

This AMENDMENT NO. 1 TO THE AMENDED AND RESTATED TAX BENEFIT PRESERVATION PLAN (this "Amendment"), dated as of February 28, 2023, is by and between Aviat Networks, Inc., a Delaware corporation (the "Company"), and Computershare Inc., a Delaware corporation, as rights agent (the "Rights Agent").

RECITALS

WHEREAS, on August 27, 2020, the Company and the Rights Agent entered into that certain Amended and Restated Tax Benefit Preservation Plan (the "Plan");

WHEREAS, pursuant to Section 28 (Supplements and Amendments) of the Plan, the Company desires to amend the Plan to extend the Final Expiration Date; and

WHEREAS, pursuant to Section 28 of the Plan, the Company hereby delivers a certificate from its Senior Vice President and Chief Financial Officer, attached hereto as Exhibit A, stating that this Amendment is in compliance with the terms of Section 28 of the Plan.

AGREEMENT

NOW THEREFORE, in consideration of the premises and the mutual agreements herein set forth, the parties hereto agree as follows:

1.   **Definitions.** Capitalized terms used and not defined in this Amendment have the respective meanings assigned to them in the Plan.

2.   **Amendments to the Plan.** As of the Effective Date (defined below), the Plan is hereby amended as follows:

A.   Section 1(aa) of the Plan is hereby deleted in its entirety and replaced with the following:

"(aa)   "**Final Expiration Date**" means March 3, 2026."

B.   Exhibit B to the Plan is hereby amended by deleting the first sentence in the Legend and replacing it with the following:

"NOT EXERCISABLE AFTER THE FINAL EXPIRATION DATE (AS DEFINED IN THE PLAN (AS DEFINED BELOW)) OR SUCH EARLIER DATE AS THE RIGHTS ARE REDEEMED, EXCHANGED OR TERMINATED."

3.   **Ratification of the Plan.** This Amendment will be deemed effective as of the date first written above (the "Effective Date"). Except as expressly provided in this Amendment, all terms and provisions of the Plan are and will remain in full force and effect and are hereby ratified and confirmed by the parties hereto. Without limiting the generality of the foregoing, the amendments contained herein will not be construed as an amendment to or waiver of any other provision of the Plan or as a waiver of or consent to any further or future action on the part of either party hereto that would require the waiver or consent of the other party. On and after the Effective Date, each reference in the Plan to "this Plan", "the Plan", "hereunder", "hereof", "herein", or words of like import will mean and be a reference to the Plan as amended by this Amendment.

4.   **Counterparts.** This Amendment and any supplements or further amendments hereto may be executed in any number of counterparts and each of such counterparts will for all purposes be deemed to be an original,

and all such counterparts will together constitute one and the same instrument, it being understood that all parties need not sign the same counterpart. A signature to this Amendment executed and/or transmitted electronically (including by fax and .pdf) will have the same authority, effect, and enforceability as an original signature. No party hereto may raise the use of such electronic transmission to deliver a signature, or the fact that any signature or agreement or instrument was transmitted or communicated through such electronic transmission, as a defense to the formation of a contract.

(Signature Page Follows.)

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the date first written above.

COMPANY

Aviat Networks, Inc.

By: /s/ David Gray
          David Gray
          Senior Vice President & Chief Financial Officer

RIGHTS AGENT

Computershare Inc.

By: /s/ Patrick Hayes
          Name: Patrick Hayes
          Title: Manager, Client Management

EXHIBIT A
Certificate of Company

The undersigned, David Gray, hereby certifies he is a duly elected and acting Senior Vice President & Chief Financial Officer of Aviat Networks, Inc. (the "Company"), and that as such, he is duly authorized to execute and deliver this Certificate on behalf of the Company.

He hereby further certifies on behalf of the Company that the foregoing Amendment No. 1 to the Amended and Restated Tax Benefit Preservation Plan is in compliance with the terms of Section 28 of the Amended and Restated Tax Benefit Preservation Plan dated as of August 27, 2020, by and between the Company and Computershare Inc.

IN WITNESS WHEREOF, the undersigned has executed this Certificate on behalf of the Company as of this 28th day of February, 2023.

Aviat Networks, Inc.

By: /s/ David Gray
David Gray
Senior Vice President & Chief Financial Officer

The undersigned hereby certifies that the person named above is the duly elected, qualified and acting Senior Vice President & Chief Financial Officer of the Company, and that the signature appearing above is his true and valid signature.

IN WITNESS WHEREOF, the undersigned has executed this Certificate on behalf of the Company as of this 28th day of February, 2023.

Aviat Networks, Inc.

By: /s/ Erin Boase
Erin Boase
General Counsel, Vice President Legal Affairs

ANNEX A-2

The Plan

AMENDED AND RESTATED
TAX BENEFIT PRESERVATION PLAN

Dated as of August 27, 2020

by and between

AVIAT NETWORKS, INC.

and

COMPUTERSHARE INC.,

as Rights Agent

EXHIBITS

TAX BENEFIT PRESERVATION PLAN

This AMENDED AND RESTATED TAX BENEFIT PRESERVATION PLAN (this "**Plan**"), dated as of August 27, 2020, is by and between Aviat Networks, Inc., a Delaware corporation (the "**Company**"), and Computershare Inc., a Delaware corporation, as rights agent (the "**Rights Agent**"). All capitalized terms used in this Plan have the meanings given thereto in Section 1.

RECITALS

WHEREAS, on March 3, 2020 (the "**Rights Dividend Declaration Date**"), the Board of Directors of the Company (the "**Board**") adopted the Tax Benefit Preservation Plan, dated as of March 3, 2020 (the "**Original Plan**");

WHEREAS, pursuant to Section 28 of the Original Plan, the Company and the Rights Agent desire to amend and restate the Original Plan in its entirety with this Plan to, among other things, amend the defined term "Exempt Person" pursuant to Section 25, add the defined term "Excluded Person" and correct certain section references;

WHEREAS, the Board previously authorized and declared a dividend of one preferred share purchase right (a "**Right**") for each Common Share outstanding as of the Close of Business on March 13, 2020 (the "**Record Date**"), each Right initially representing the right to purchase one one-thousandth of a Preferred Share (as such number may be adjusted pursuant to the provisions of this Plan) and having the rights, preferences and privileges set forth in the form of Certificate of Designation of Rights, Preferences and Privileges of Series A Participating Preferred Stock attached hereto as Exhibit A, upon the terms and subject to the conditions set forth herein;

WHEREAS, the Board further authorized and directed the issuance of one Right (as such number may be adjusted pursuant to the provisions of this Plan) with respect to each Common Share that becomes outstanding (whether as an original issuance or from the Company's treasury) between the Record Date and the earlier of the (a) Distribution Date and (b) Expiration Date, and in certain circumstances after the Distribution Date;

WHEREAS, if the Company experiences an "ownership change," as defined in Section 382 of the Internal Revenue Code of 1986, as amended, or any successor statute (the "**Code**"), its ability to use Tax Benefits (as defined below) for income tax purposes could be substantially limited or lost altogether; and

WHEREAS, the Company views the Tax Benefits as highly valuable assets of the Company that are likely to inure to the benefit of the Company and its stockholders, and the Company believes that it is in the best interests of the Company and its stockholders that the Company provide for the protection of the Tax Benefits on the terms and conditions set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the premises and the mutual agreements herein set forth, the parties hereby agree as follows:

Section 1. *Certain Definitions*. For purposes of this Plan, the following terms have the meanings indicated:

(a)   "**Acquiring Person**" means any Person who or that, together with all Affiliates and Associates of such Person, is the Beneficial Owner of 4.9% or more of the Common Shares then outstanding, but not including (i) any Exempt Person, (ii) any Excluded Person or (iii) any Existing Holder, unless and until such time as such Existing Holder becomes the Beneficial Owner of one or more additional Common Shares (other than pursuant to a dividend or distribution paid or made by the Company on the outstanding Common Shares in Common Shares or pursuant to a split or subdivision of the outstanding Common Shares), unless upon becoming the Beneficial Owner of such additional Common Shares, such Existing Holder does not Beneficially Own 4.9% or more of the Common Shares then outstanding. Notwithstanding the foregoing, no Person will be deemed to be an Acquiring Person as the result of an acquisition of Common Shares by an Excluded Person that, by reducing the number of Common Shares then outstanding, increases the proportionate number of Common Shares that are Beneficially Owned by such Person to 4.9% or more of the Common Shares then outstanding; *provided, however*, that if a Person becomes the Beneficial Owner of 4.9% or more of the Common Shares then outstanding solely as the result of a reduction in the number of Common Shares then outstanding due to an acquisition of Common Shares by an Excluded Person and, after such acquisition by such Excluded Person, becomes the Beneficial Owner of one or more additional Common Shares (other than pursuant to a dividend or distribution paid or made by the Company on the outstanding Common Shares in Common Shares or pursuant to a split or subdivision of the outstanding Common Shares), then such Person will be deemed to be an Acquiring Person unless, upon becoming the Beneficial Owner of such additional Common Shares, such Person does not Beneficially Own 4.9% or more of the Common Shares then outstanding. Notwithstanding the foregoing, if the Board determines in good faith that a Person who would otherwise be an Acquiring Person has become such inadvertently (including because (A) such Person was unaware that it Beneficially Owned a percentage of the Common Shares that would otherwise cause such Person to be an Acquiring Person or (B) such Person was aware of the extent of the Common Shares that it Beneficially Owned but had no actual knowledge of the consequences of such Beneficial Ownership pursuant to this Plan) and without any intention of changing or influencing control of the Company, and if such Person divested or divests (including by entering into an agreement with the Company, which agreement is satisfactory to the Board in its sole discretion, to divest and subsequently divests in accordance with the terms of such agreement, without exercising or retaining any power, including voting power, with respect to such Common Shares) as promptly as practicable a sufficient number of Common Shares so that such Person would no longer be an Acquiring Person, then such Person will not be deemed to be or to have become an Acquiring Person at any time for any purposes of this Plan. For all purposes of this Plan, any calculation of the number of Common Shares outstanding at any particular time, including for purposes of determining the particular percentage of the outstanding Common Shares of which any Person is the Beneficial Owner, will be calculated in accordance with Section 382 and the Treasury Regulations promulgated thereunder.

(b)   "**Adjustment Shares**" has the meaning set forth in Section 11(a)(ii).

(c)   "**Affiliate**" and "**Associate**" have the respective meanings ascribed to such terms in Rule 12b-2 of the General Rules and Regulations promulgated under the Exchange Act, as in effect on the Rights Dividend Declaration Date and, to the extent not included within the foregoing, will also include, with respect to any Person, any other Person (other than an Exempt Person, an Excluded Person or an Existing Holder) whose Stock or other securities (i) would be deemed owned constructively or indirectly by such first Person for purposes of Section 382; (ii) would be deemed owned by a single "entity" as defined in Treasury Regulations § 1.382-3(a)(1) in which both such first Person and such other Person are included; or (iii) otherwise would be deemed aggregated with the Stock or other securities owned by such first Person pursuant to the provisions of Section 382; *provided, however*, that a Person will not be deemed to be an Affiliate or Associate of another Person solely because either or both such Persons are or were directors of the Company.

(d)   A Person will be deemed to be the "**Beneficial Owner**" of, and will be deemed to "**Beneficially Own**" and have "**Beneficial Ownership**" of, any securities:

(i)   that such Person or any of such Person's Affiliates or Associates, directly or indirectly, owns or has the legal, equitable or contractual right or obligation to acquire (whether directly or indirectly and whether exercisable immediately or only after the passage of time, compliance with regulatory requirements, satisfaction of one or more conditions (whether or not within the control of such Person) or otherwise) (A) pursuant to any agreement, arrangement or understanding whether or not in writing (other than customary agreements with and between underwriters and selling group members with respect to a bona fide public offering of securities); (B) upon the exercise of any conversion rights, exchange rights, rights (other than the Rights), warrants or options, or otherwise; (C) pursuant to the power to revoke a trust, discretionary account or similar arrangement; (D) pursuant to the power to terminate a repurchase or similar so-called "stock borrowing" agreement, arrangement or understanding; (E) pursuant to the automatic termination of a trust, discretionary account or similar arrangement; or (F) any securities (including rights, options or warrants) that are convertible or exchangeable into, or exercisable for, Common Shares until such time as such securities are converted, exchanged or exercised, except to the extent that the acquisition or transfer of securities (including rights, options or warrants) would be treated as exercised on the date of its acquisition or transfer pursuant to Treasury Regulations § 1.382-4(d); *provided, however*, that a Person will not be deemed pursuant to this Section 1(d)(i) to be the Beneficial Owner of, or to Beneficially Own, securities (1) tendered pursuant to a tender or exchange offer made by or on behalf of such Person or any of such Person's Affiliates or Associates until such tendered securities are accepted for purchase or exchange; (2) issuable upon the exercise of Rights at any time prior to the occurrence of a Triggering Event; (3) issuable upon the exercise of Rights from and after the occurrence of a Triggering Event if such Rights were acquired by such Person or any of such Person's Affiliates or Associates prior to the Distribution Date or pursuant to Section 3(a) or Section 22 (the "**Original Rights**") or pursuant to Section 11(g) in connection with an adjustment made with respect to any Original Rights; or (4) that a Person or any of such Person's Affiliates or Associates may be deemed to have the right to acquire pursuant to any merger or other acquisition agreement between the Company and such Person (or one or more of its Affiliates or Associates), or any tender, voting or support agreement entered into by such Person (or one or more of its Affiliates or Associates) in connection therewith, if such agreement has been approved by the Board prior to there being an Acquiring Person;

(ii)   that such Person or any of such Person's Affiliates or Associates, directly or indirectly, has the right to vote (including the power to vote or to direct the voting of) or dispose (or direct the disposition) of or has "beneficial ownership" of (as determined pursuant to Rule 13d-3 of the General Rules and Regulations promulgated under the Exchange Act, as in effect on the Rights Dividend Declaration Date), including pursuant to any agreement, arrangement or understanding whether or not in writing; *provided, however*, that a Person will not be deemed the Beneficial Owner of, or to Beneficially Own, any security pursuant to this Section 1(d)(ii) as a result of an agreement, arrangement or understanding whether or not in writing to vote such security if such agreement, arrangement or understanding (A) arises solely from a revocable proxy or consent given to such Person in response to a public proxy or consent solicitation made pursuant to, and in accordance with, the applicable provisions of the General Rules and Regulations promulgated under the Exchange Act; and (B) is not also then reportable by such Person on Schedule 13D pursuant to the Exchange Act (or any comparable or successor report);

(iii)   that are Beneficially Owned, directly or indirectly, by any other Person (or any of such Person's Affiliates or Associates) with which such first Person (or any of such first Person's Affiliates or Associates) has any agreement, arrangement or understanding whether or not in writing (other than customary agreements with and between underwriters and selling group members with respect to a bona fide public offering of securities) for the purpose of acquiring, holding, voting (except pursuant to a revocable proxy to the extent contemplated by the proviso to Section 1(d)(ii)) or disposing of any securities of the Company, but only if the effect of such agreement, arrangement or understanding is to treat such Persons as an "entity" pursuant to Treasury Regulations § 1.382-3(a)(1); *provided, however*, that no person who is an officer, director or employee of an Excluded Person will be deemed, solely by reason of such person's status or authority as such, to be a Beneficial Owner of, to have Beneficial Ownership of or to Beneficially Own any securities of the Company that are Beneficially Owned (including in a fiduciary capacity) by an Excluded Person or by any other such officer, director or employee of an Excluded Person; *provided further, however*, that any stockholder of the Company, together with any Affiliate, Associate or other person who may be deemed to be a representative of such stockholder then serving as a director of the Company, will not be deemed to be the Beneficial Owner of, to have Beneficial Ownership of or to Beneficially Own any securities of the Company held by any other Person as a result of any Person affiliated or otherwise associated with such stockholder serving as a director of the Company or taking any action in connection therewith; or

(iv) that are the subject of a derivative transaction entered into by such Person or any of such Person's Affiliates or Associates, including, for these purposes, any derivative security acquired by such Person or any of such Person's Affiliates or Associates that gives such Person or any of such Person's Affiliates or Associates the economic equivalent of ownership of an amount of securities due to the fact that the value of the derivative security is explicitly determined by reference to the price or value of such securities, or that provides such Person or any of such Person's Affiliates or Associates an opportunity, directly or indirectly, to profit or to share in any profit derived from any change in the value of such securities, in any case without regard to whether (A) the derivative security conveys any voting rights in such securities to such Person or any of such Person's Affiliates or Associates; (B) the derivative security is required to be, or capable of being, settled through delivery of such securities; or (C) such Person or any of such Person's Affiliates or Associates may have entered into other transactions that hedge the economic effect of the derivative security. In determining the number of Common Shares that are Beneficially Owned by virtue of the operation of this Section 1(d)(iv), the subject Person will be deemed to Beneficially Own (without duplication) the notional or other number of Common Shares that, pursuant to the documentation evidencing the derivative security, may be acquired upon the exercise or settlement of the applicable derivative security or as the basis upon which the value or settlement amount of such derivative security, or the opportunity of the holder of such derivative security to profit or share in any profit, is to be calculated, in whole or in part, and in any case (or if no such number of Common Shares is specified in such documentation or otherwise) as determined by the Board in good faith to be the number of Common Shares to which the derivative security relates. Notwithstanding anything in this Plan to the contrary, to the extent not within the foregoing provisions of this Section 1(d), a Person will be deemed to be the Beneficial Owner of, and will be deemed to Beneficially Own or have Beneficial Ownership of, Stock held by any other Person that such Person would be deemed to own constructively or indirectly or otherwise would be aggregated with Stock owned by such Person pursuant to Section 382.

(e) "**Board**" has the meaning set forth in the recitals at the beginning of this Plan.

(f) "**Book Entry Shares**" has the meaning set forth in Section 3(a).

(g) "**Business Day**" means any day other than a Saturday, Sunday or a day on which the Federal Reserve Bank of New York is closed.

(h)   "**Close of Business**" on any given date means 5:00 p. m., New York City time, on such date; *provided, however*, that if such date is not a Business Day, it means 5:00 p.m., New York City time, on the next succeeding Business Day.

(i)   "**Code**" has the meaning set forth in the recitals at the beginning of this Plan.

(j)   "**Common Shares**" means, unless otherwise specified, the shares of common stock, par value $0.01 per share, of the Company. When used with reference to any Person other than the Company, Common Shares means the capital stock with the greatest voting power, or the equity securities or other equity interest having power to control or direct the management, of such Person or, if such Person is a Subsidiary of another Person, of the Person that ultimately controls such first-mentioned Person.

(k)   "**Common Share Equivalents**" has the meaning set forth in Section 11(a)(iii).

(l)   "**Company**" has the meaning set forth in the preamble hereto, subject to the terms of Section 13(a).

(m)   "**Current Per Share Market Price**" of any security (a "**Security**" for purposes of this definition), for all computations other than those made pursuant to Section 11(a)(iii), means the average of the daily closing prices per share of such Security for the 30 consecutive Trading Days immediately prior to but not including such date, and for purposes of computations made pursuant to Section 11(a)(iii), the Current Per Share Market Price of any Security on any date will be deemed to be the average of the daily closing prices per share of such Security for the 10 consecutive Trading Days immediately following but not including such date; *provided, however*, that in the event that the Current Per Share Market Price of the Security is determined during any period following the announcement by the issuer of such Security of (i) a dividend or distribution on such Security payable in shares of such Security or securities convertible into such shares (other than the Rights); or (ii) any subdivision, combination, consolidation, reverse stock split or reclassification of such Security, and the ex-dividend date for such dividend or distribution, or the record date for such subdivision, combination, consolidation, reverse stock split or reclassification, has not occurred prior to the commencement of the requisite 30 Trading Day or 10 Trading Day period as set forth above, then, and in each such case, the Current Per Share Market Price will be appropriately adjusted to take into account ex-dividend trading. The closing price for each day will be the last sale price, regular way, reported at or prior to 4:00 p.m., New York City time, or, if no such sale takes place on such day, the average of the bid and asked prices, regular way, reported as of 4:00 p.m. New York City time, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on NASDAQ or, if the Security is not listed or admitted to trading on NASDAQ, as reported in the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which the Security is listed or admitted to trading or, if the Security is not listed or admitted to trading on any national securities exchange, the last quoted price reported at or prior to 4:00 p.m., New York City time, or, if on such date the Security is not so quoted, the average of the high bid and low asked prices in the over-the-counter market, as reported as of 4:00 p.m., New York City time, by NASDAQ or such other system then in use, or, if on any such date the Security is not quoted by any such organization, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the Security selected by the Board. If on any such date no market maker is making a market in the Security, the fair value of the Security on such date as determined in good faith by the Board will be used, which determination will be described in a statement filed with the Rights Agent and will be conclusive and binding on the Rights Agent and the holders of the Rights. If the Current Per Share Market Price of the Preferred Shares cannot be determined in the manner provided above or if the Preferred Shares are not publicly held or not listed or traded in a manner described above, then the Current Per Share Market Price of the Preferred Shares will be conclusively deemed to be (x) the Current Per Share Market Price of the Common Shares as determined pursuant to this Section 1(m) multiplied by (y) 1,000 (as such number may be appropriately adjusted to reflect any subdivision, combination, consolidation, reverse stock split or reclassification of Common Shares occurring after the Rights Dividend Declaration Date). If the Security (other than the Preferred Shares) is not publicly held or not so listed or traded, or if on any such date the Security is not so quoted and no such market maker is making a market in the Security, then the Current Per Share Market Price means the fair value per Security as determined in good faith by the Board, after consultation with a nationally recognized investment banking firm, whose determination will be described in a statement filed with the Rights Agent and will be conclusive and binding on the Rights Agent and the holders of the Rights.

(n) "**Current Exchange Value**" means the product of the Current Per Share Market Price of Common Shares on the date of the occurrence of an Exchange Determination (or the next Business Day, if such date is not a Business Day) multiplied by the number of Common Shares for which the Right would otherwise be exchangeable (without regard to whether there were sufficient Common Shares available therefor).

(o) "**Current Value**" has the meaning set forth in Section 11(a)(iii).

(p) "**Distribution Date**" means the earlier of (i) the Close of Business on the 10th Business Day (or such later date as may be determined by action of the Board, which action must be taken prior to the Distribution Date that otherwise would have occurred) after the Shares Acquisition Date (or, if the 10th Business Day after the Shares Acquisition Date occurs before the Record Date, then the Record Date); or (ii) the Close of Business on the 10th Business Day (or such later date as may be determined by the Board) after the date that a tender or exchange offer by any Person (other than an Exempt Person or an Excluded Person) is first published, sent or given within the meaning of Rule 14d-2(a) of the General Rules and Regulations promulgated under the Exchange Act if, assuming the successful consummation thereof, such Person would be an Acquiring Person; *provided, however*, that if any tender or exchange offer referred to in clause (ii) of this Section 1(p) is cancelled, terminated or otherwise withdrawn prior to the Distribution Date without the purchase or exchange of any Common Shares pursuant thereto, then such offer will be deemed, for purposes of this paragraph, never to have been made.

(q) "**Equivalent Shares**" means any class or series of capital stock of the Company having the same rights, privileges and preferences as the Preferred Shares.

(r) "**Exchange Act**" means the Securities Exchange Act of 1934, as amended.

(s) "**Exchange Determination**" has the meaning set forth in Section 24(a).

(t) "**Exchange Ratio**" has the meaning set forth in Section 24(a).

(u) "**Excluded Person**" means (i) the Company or any Subsidiary of the Company, in each case including the officers and members of the board of directors thereof acting in their fiduciary capacities; or (ii) any employee benefit plan of the Company or of any Subsidiary of the Company, or any entity or trustee holding (or acting in a fiduciary capacity in respect of) shares of capital stock of the Company for or pursuant to the terms of any such plan or for the purpose of funding other employee benefits for employees of the Company or any Subsidiary of the Company.

(v) "**Exempt Person**" means any Person determined by the Board to be an "Exempt Person" in accordance with the requirements set forth in Section 25 hereof for so long as such Person complies with any limitations or conditions required by the Board in making such determination.

(w)   "**Exemption Request**" has the meaning set forth in Section 25(a).

(x)   "**Exercise Price**" is initially $35.00 for each one one-thousandth of a Preferred Share issuable pursuant to the exercise of a Right and is subject to adjustment from time to time as provided in Section 11 or Section 13.

(y)   "**Existing Holder**" means any Person who or that, together with all Affiliates and Associates of such Person, is, immediately prior to the first public announcement of the adoption of this Plan, the Beneficial Owner of 4.9% or more of the Common Shares then outstanding. Notwithstanding anything to the contrary in this Plan, any Existing Holder who, together with all Affiliates and Associates of such Person, becomes at any time the Beneficial Owner of less than 4.9% of the Common Shares then outstanding will cease to be an Existing Holder and will be subject to all the provisions of this Plan in the same manner as any Person who is not and was not an Existing Holder.

(z)   "**Expiration Date**" means the earliest to occur of (i) the Close of Business on the Final Expiration Date; (ii) the Redemption Date; (iii) the time at which the Board orders the exchange of the Rights as provided in Section 24; (iv) if Stockholder Approval is not obtained at the first annual meeting of the stockholders of the Company following the date of this Plan, the Close of Business on the date of such stockholder meeting, or the Close of Business on first anniversary of the date of this Plan, if Stockholder Approval has not otherwise been obtained by that date; (v) the close of business on the effective date of the repeal of Section 382 or any other change if the Board, in its sole discretion, determines that this Plan is no longer necessary or desirable for the preservation of the Tax Benefits; (vi) the time at which the Board determines that the Tax Benefits are fully utilized or no longer available pursuant to Section 382 or that an ownership change pursuant to Section 382 would not adversely impact in any material respect the time period in which the Company could use the Tax Benefits, or materially impair the amount of the Tax Benefits that could be used by the Company in any particular time period, for applicable tax purposes; or (vii) a determination by the Board, in its sole discretion and prior to the Distribution Date, that this Plan and the Rights are no longer in the best interests of the Company and its stockholders.

(aa)   "**Final Expiration Date**" means March 3, 2023.

(bb)   "**NASDAQ**" means The NASDAQ Stock Market LLC.

(cc)   "**Original Rights**" has the meaning set forth in Section 1(d)(i).

(dd)   "**Person**" means any individual, firm, corporation, partnership, limited liability company, joint venture, business trust, trust, association, syndicate, group (as such term is used in Rule 13d-5 of the General Rules and Regulations promulgated under the Exchange Act, as in effect on the Rights Dividend Declaration Date), other entity or any group of Persons making a "coordinated acquisition" of Common Shares within the meaning of Treasury Regulations § 1.382-3(a)(1) or who are otherwise treated as an "entity" within the meaning of Treasury Regulations § 1.382-3(a)(1), and, in each case, will include any successor (by merger or otherwise) of any such Person, but will not include a Public Group (as defined in Treasury Regulations § 1.382-2T(f) (13)).

(ee)   "**Plan**" has the meaning set forth in the preamble at the beginning of this Plan.

(ff)   "**Post-Event Transferee**" has the meaning set forth in Section 7(e).

(gg)   "**Pre-Event Transferee**" has the meaning set forth in Section 7(e).

(hh)   "**Preferred Shares**" means shares of Series A Participating Preferred Stock, par value $0.01 per share, of the Company and, to the extent that there are not a sufficient number of shares of Preferred Shares authorized to permit the full exercise of the Rights, any other series of preferred stock of the Company designated for such purpose containing terms substantially similar to the terms of the Preferred Shares.

(ii)   "**Principal Party**" has the meaning set forth in Section 13(b).

(jj)   "**Record Date**" has the meaning set forth in the recitals at the beginning of this Plan.

(kk)   "**Redemption Date**" has the meaning set forth in Section 23(a).

(ll)   "**Redemption Price**" has the meaning set forth in Section 23(a).

(mm)   "**Requesting Person**" has the meaning set forth in Section 25(a).

(nn)   "**Right**" has the meaning set forth in the recitals at the beginning of this Plan.

(oo)   "**Rights Agent**" has the meaning set forth in the preamble hereto.

(pp)   "**Rights Certificate**" means a certificate substantially in the form attached as Exhibit B.

(qq)   **Rights Dividend Declaration Date**" has the meaning set forth in the recitals at the beginning of this Plan.

(rr)   "**Section 11(a)(ii) Event**" means any event described in Section 11(a)(ii).

(ss)   "**Section 11(a)(ii) Trigger Date**" has the meaning set forth in Section 11(a)(iii).

(tt)   "**Section 13 Event**" means any event described in clause (i), (ii) or (iii) of Section 13(a).

(uu)   "**Section 382**" means Section 382 of the Code or any successor or replacement provision and the Treasury Regulations promulgated

(vv)   "**Securities Act**" means the Securities Act of 1933, as amended.

(ww)   "**Security**" has the meaning set forth in Section 1(m).

(xx)   "**Shares Acquisition Date**" means the first date of public announcement (which, for purposes of this definition, includes the filing or amending of a report pursuant to Section 13(d) of the Exchange Act or pursuant to a comparable successor statute) by the Company or an Acquiring Person that an Acquiring Person has become such or that discloses information that reveals the existence of an Acquiring Person.

(yy)   "**Spread**" means the excess of (i) the Current Value over (ii) the Exercise Price.

(zz)   "**Stock**" means with respect to any Person, such Person's (i) common shares; (ii) preferred shares (other than preferred shares described in Section 1504(a)(4) of the Code); and (iii) any other interest that would be treated as "**stock**" of such Person pursuant to Treasury Regulations § 1.382-2T(f) (18).

(aaa) "**Stockholder Approval**" means the approval of this Plan by the affirmative vote of the majority of shares of Common Stock present in person or represented by proxy and entitled to vote on the proposal at a meeting of the stockholders of the Company (or any adjournment or postponement thereof) duly held in accordance with the Company's Amended and Restated Certificate of Incorporation, as amended, the Company's Amended and Restated Bylaws, and applicable law.

(bbb) "**Subsequent Transferee**" has the meaning set forth in Section 7(e).

(ccc) "**Subsidiary**" of any Person means any firm, corporation, partnership, limited liability company, joint venture, business trust, trust, association, syndicate or other entity (whether or not incorporated) of which an amount of voting securities sufficient to elect a majority of the directors or Persons having similar authority, or a majority of the equity or ownership interests, is Beneficially Owned, directly or indirectly, by such Person, or any firm, corporation, partnership, limited liability company, joint venture, business trust, trust, association, syndicate or other entity (whether or not incorporated) otherwise controlled by such Person.

(ddd) "**Substitution Period**" has the meaning set forth in Section 11(a)(iii).

(eee) "**Summary of Rights**" means a summary of this Plan substantially in the form attached as Exhibit C.

(fff) "**Tax Benefits**" means net operating losses, capital loss carryovers, general business credit carryovers, alternative minimum tax credit carryovers, foreign tax credit carryovers or any loss or deduction attributable to a "net unrealized built-in loss" within the meaning of Section 382, in each case of the Company or any of its Subsidiaries, and any other tax attribute the benefit of which is subject to possible limitation pursuant to Section 382.

(ggg) "**Trading Day**" means a day on which the principal national securities exchange on which a referenced security is listed or admitted to trading is open for the transaction of business or, if a referenced security is not listed or admitted to trading on any national securities exchange, a Business Day.

(hhh) "**Treasury Regulations**" means the final, temporary and proposed income tax regulations promulgated by the United States Department of the Treasury pursuant to the Code, as amended or superseded from time to time.

(iii) "**Triggering Event**" means any Section 11(a)(ii) Event or Section 13 Event.

(jjj) "**Trust**" has the meaning set forth in Section 24(b)(ii).

(kkk) "**Trust Agreement**" has the meaning set forth in Section 24(b)(ii).

(lll) "**Waiver Request**" has the meaning set forth in Section 25(b).

Section 2.   *Appointment of Rights Agent*

. The Company hereby appoints the Rights Agent to act as rights agent for the Company and the holders of the Rights (who, in accordance with Section 3, will prior to the Distribution Date also be the holders of the Common Shares) in accordance with the express terms and conditions hereof, and the Rights Agent hereby accepts such appointment. Upon 10 days' prior written notice to the Rights Agent, the Company may from time to time appoint such co-rights agents as it may deem necessary or desirable. If the Company appoints one or more co-rights agents, then the respective duties of the Rights Agent and such co-rights agents will be as the Company determines, and the Company will promptly notify each rights agent of its respective duties. The Rights Agent will have no duty to supervise and will in no event be liable for the acts or omissions of, any co-rights agent.

Section 3.   *Issuance of Rights Certificates*.

(a)   *Rights Evidenced by Certificates for Common Shares and Book Entry Shares*. Until the Distribution Date, (i) the Rights (unless earlier expired, redeemed or terminated) will be evidenced (subject to the provisions of Section 3(b) and Section 3(c)) by the certificates for Common Shares registered in the names of the holders thereof or, in the case of uncertificated Common Shares registered in book entry form ("**Book Entry Shares**"), by notation in book entry accounts reflecting the ownership of such Common Shares (which certificates and Book Entry Shares, as applicable, will also be deemed to be Rights Certificates) and not by separate Rights Certificates; and (ii) the Rights (and the right to receive Rights Certificates) will be transferable only in connection with the transfer of the underlying Common Shares (including a transfer to the Company). As soon as practicable after the Distribution Date, the Company will prepare and execute, the Rights Agent will countersign, by manual or facsimile signature, and the Company will send or cause to be sent (and the Rights Agent will, if so requested and provided with all necessary information and documents, at the Company's expense send) (by mailing, in accordance with Section 27 or by such reasonable means as may be selected by the Company) to each record holder of Common Shares as of the Close of Business on the Distribution Date (other than any Acquiring Person or any of its Affiliates or Associates), at the address of such holder shown on the transfer books of the Company or the transfer agent for the Common Shares, one or more Rights Certificates evidencing one Right for each Common Share so held, subject to adjustment as provided herein. Receipt of a Rights Certificate by any Person will not preclude a later determination that all or part of the Rights represented thereby are null and void pursuant to Section 7(e). To the extent that a Section 11(a)(ii) Event has also occurred, the Company may implement such procedures as it deems appropriate in its sole discretion to minimize the possibility that Rights are received by any Person whose Rights are null and void pursuant to Section 7(e). In the event that an adjustment in the number of Rights per Common Share has been made pursuant to Section 11, then at the time of distribution of the Rights Certificates, the Company will make the necessary and appropriate rounding adjustments (in accordance with Section 14(a)) so that Rights Certificates representing only whole numbers of Rights are distributed and cash is paid in lieu of any fractional Rights (in accordance with Section 14(a)). As of and after the Distribution Date, the Rights will be evidenced solely by the Rights Certificates and may be transferred by the transfer of the Rights Certificates as permitted hereby, separately and apart from any transfer of Common Shares, and the holders of such Rights Certificates as shown on the transfer books of the Company or the transfer agent for the Rights (which may be the Rights Agent) will be the record holders thereof. The Company will promptly notify the Rights Agent in writing upon the occurrence of the Distribution Date. Until such notice is provided to the Rights Agent, it may presume conclusively for all purposes that the Distribution Date has not occurred.

(b)   *Summary of Rights; Outstanding Common Shares*. The Company will make available, or cause to be made available, promptly after the Record Date, a copy of the Summary of Rights to any holder of Rights who may so request from time to time prior to the Expiration Date. With respect to certificates for Common Shares and Book Entry Shares, as applicable, outstanding as of the Record Date or issued subsequent to the Record Date, until the earlier of the Distribution Date or the Expiration Date, the Rights will be evidenced by such certificates or Book Entry Shares, and the registered holders of the Common Shares will also be the registered holders of the associated Rights. Until the earlier of the Distribution Date or the Expiration Date, the surrender for transfer of any Common Shares in respect of which Rights have been issued (with or without a copy of the Summary of Rights) will also constitute the transfer of the Rights associated with such Common Shares. Notwithstanding anything to the contrary in this Plan, upon the effectiveness of a redemption pursuant to Section 23 or an exchange pursuant to Section 24, the Company will not thereafter issue any additional Rights and, for the avoidance of doubt, no Rights will be attached to or will be issued with any Common Shares (including any Common Shares issued pursuant to an exchange) at any time thereafter.

(c)   *Legend*. Rights will be issued in respect of all Common Shares that are issued (whether as an original issuance or from the Company's treasury) after the Record Date but prior to the earlier of the Distribution Date or the Expiration Date. Certificates representing such Common Shares will also be deemed to be certificates for Rights, and will bear substantially the following legend if such certificates are issued after the Record Date but prior to the earlier of the Distribution Date or the Expiration Date:

THIS CERTIFICATE ALSO EVIDENCES AND ENTITLES THE HOLDER HEREOF TO CERTAIN RIGHTS AS SET FORTH IN AN AMENDED AND RESTATED TAX BENEFIT PRESERVATION PLAN, DATED AS OF AUGUST 27, 2020, BETWEEN AVIAT NETWORKS, INC. (THE "**COMPANY**") AND COMPUTERSHARE INC., AS RIGHTS AGENT (OR ANY SUCCESSOR RIGHTS AGENT THEREUNDER), AS THE SAME MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME (THE "**PLAN**"), THE TERMS OF WHICH ARE HEREBY INCORPORATED HEREIN BY REFERENCE AND A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICES OF THE COMPANY. UNDER CERTAIN CIRCUMSTANCES, AS SET FORTH IN THE PLAN, SUCH RIGHTS (AS DEFINED IN THE PLAN) MAY BE REDEEMED, MAY BECOME EXERCISABLE FOR SECURITIES OR ASSETS OF THE COMPANY OR SECURITIES OF ANOTHER ENTITY, MAY BE EXCHANGED FOR SHARES OF COMMON STOCK OR OTHER SECURITIES OR ASSETS OF THE COMPANY, MAY EXPIRE OR MAY BE EVIDENCED BY SEPARATE CERTIFICATES AND MAY NO LONGER BE EVIDENCED BY THIS CERTIFICATE. THE COMPANY WILL MAIL TO THE HOLDER OF THIS CERTIFICATE A COPY OF THE PLAN AS IN EFFECT ON THE DATE OF MAILING WITHOUT CHARGE AFTER RECEIPT OF A WRITTEN REQUEST THEREFOR. **UNDER CERTAIN CIRCUMSTANCES AS SET FORTH IN THE PLAN, RIGHTS THAT ARE BENEFICIALLY OWNED BY, TRANSFERRED TO OR HAVE BEEN OWNED BY AN ACQUIRING PERSON (AS DEFINED IN THE PLAN) OR ANY OF ITS AFFILIATES (AS DEFINED IN THE PLAN) OR ASSOCIATES (AS DEFINED IN THE PLAN) WILL BE NULL AND VOID AND WILL NO LONGER BE TRANSFERABLE**.

With respect to any Book Entry Shares, a legend in substantially similar form will be included in a notice to the record holder of such shares in accordance with applicable law. With respect to such certificates for Common Shares or Book Entry Shares, as applicable, containing the foregoing legend, until the earlier of the Distribution Date or the Expiration Date, (i) the Rights associated with the Common Shares represented by such certificates or Book Entry Shares will be evidenced solely by such certificates or Book Entry Shares; (ii) the registered holders of the Common Shares will also be the registered holders of the associated Rights; and (iii) the surrender for transfer of any such certificates or Book Entry Shares (with or without a copy of the Summary of Rights) will also constitute the transfer of the Rights associated with the Common Shares represented thereby. Notwithstanding this Section 3(c), the omission of the legend required hereby, the inclusion of a legend that makes reference to a rights agreement or tax benefit preservation plan other than this Plan or the failure to provide notice thereof will not affect the enforceability of any part of this Plan or the rights of any holder of Rights.

(d)   *Acquisitions of Rights by the Company*. In the event that the Company purchases or acquires any Common Shares after the Record Date but prior to the earlier of the Distribution Date or the Expiration

Date, any Rights associated with such Common Shares will be deemed cancelled and retired so that the Company will not be entitled to exercise any Rights associated with the Common Shares that are no longer outstanding.

Section 4.   *Form of Rights Certificates*.

(a)   *Rights Certificates*. The Rights Certificates (and the form of election to purchase and form of assignment, including the certifications therein, to be printed on the reverse thereof) will be substantially in the form of Exhibit B, and may have such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Company may deem appropriate (but which do not affect the rights, duties, responsibilities or liabilities of the Rights Agent) and are not inconsistent with the provisions of this Plan, or as may be required to comply with any applicable law or with any rule or regulation made pursuant thereto, with any applicable rule or regulation of any applicable stock exchange or trading system or the Financial Industry Regulatory Authority, or to conform to customary usage. Subject to the provisions of Section 11 and Section 22, the Rights Certificates, whenever distributed, will be dated as of the Record Date (or in the case of Rights issued with respect to Common Shares issued by the Company after the Record Date, as of the date of issuance of such Common Shares) and on their face will entitle the holders thereof to purchase such number of one one-thousandths of a Preferred Share as will be set forth therein at the Exercise Price, but the number and type of securities purchasable upon the exercise of each Right and the Exercise Price will be subject to adjustment as provided herein.

(b)   *Certain Legends*. Any Rights Certificate issued pursuant to Section 3(a), Section 11(g) or Section 22 that represents Rights that are Beneficially Owned by an Acquiring Person, an Affiliate or Associate of an Acquiring Person, a Post-Event Transferee, a Pre-Event Transferee, a Subsequent Transferee or any nominee of any of the foregoing, and any Rights Certificate issued pursuant to Section 6 or Section 11 upon transfer, exchange, replacement or adjustment of any other Rights Certificate referred to in this sentence, will contain (to the extent that the Rights Agent has notice thereof and to the extent feasible) substantially the following legend:

THE RIGHTS REPRESENTED BY THIS RIGHTS CERTIFICATE ARE OR WERE BENEFICIALLY OWNED BY A PERSON WHO WAS OR BECAME AN ACQUIRING PERSON OR AN AFFILIATE OR ASSOCIATE OF AN ACQUIRING PERSON (AS SUCH TERMS ARE DEFINED IN THE PLAN). ACCORDINGLY, THIS RIGHTS CERTIFICATE AND THE RIGHTS (AS SUCH TERMS ARE DEFINED IN THE PLAN) REPRESENTED HEREBY MAY BECOME NULL AND VOID IN THE CIRCUMSTANCES SPECIFIED IN SECTION 7(e) OF THE PLAN.

(c)   *Uncertificated Rights*. Notwithstanding anything to the contrary in this Plan, the Company and the Rights Agent may amend this Plan to provide for uncertificated Rights in addition to or in place of Rights evidenced by Rights Certificates.

Section 5.   *Countersignature and Registration*.

(a)   *Countersignature*. The Rights Certificates will be executed on behalf of the Company by its Chairman of the Board, Chief Executive Officer, President, Chief Financial Officer, Secretary, Assistant Secretary or any Senior Vice President, which execution will be attested to by the Secretary or an Assistant Secretary of the Company, in each case either manually or by facsimile signature, and will have affixed thereto the Company's seal (if any) or a facsimile thereof. The Rights Certificates will be countersigned, either manually or by facsimile signature, by an authorized signatory of the Rights Agent, but it will not be necessary for the same signatory to countersign all of the Rights Certificates. No Rights Certificate will be valid for any purpose unless countersigned by the Rights Agent. If any director or officer of the Company who has signed or attested to any of the Rights Certificates ceases to be such director or officer of the Company before countersignature by the Rights Agent and issuance and delivery by the Company, such Rights Certificates nevertheless may be countersigned by the Rights Agent and issued and delivered by the Company with the same force and effect as though the person who signed or attested to such Rights Certificates on behalf of the Company had not ceased to be a director or officer of the Company. Any Rights Certificate may be signed or attested to on behalf of the Company by any person who, as of the actual date of the execution of such Rights Certificate, is a proper director or officer of the Company to sign such Rights Certificate, although at the date of the execution of this Plan any such person was not such a director or officer.

(b) *Transfer Books*. Following the Distribution Date, the Rights Agent will keep or cause to be kept, at its office designated for such purposes, books for registration and transfer of the Rights Certificates issued hereunder. Such books will show the names and addresses of the respective holders of the Rights Certificates, the number of Rights evidenced on its face by each of the Rights Certificates, the certificate number of each of the Rights Certificates and the date of each of the Rights Certificates. The Rights Agent will not register, or permit to be registered, any transfer or exchange of any Rights Certificates (or the underlying Rights) that have become null and void pursuant to Section 7(e), have been redeemed pursuant to Section 23 or have been exchanged pursuant to Section 24.

Section 6. *Transfer, Split Up, Combination and Exchange of Rights Certificates; Mutilated, Destroyed, Lost or Stolen Rights Certificates*.

(a) *Transfer, Split Up, Combination and Exchange of Rights Certificates*. Subject to the provisions of Section 4(b), Section 7(e), Section 14 and Section 24, at any time after the Close of Business on the Distribution Date, and at or prior to the Close of Business on the Expiration Date, any Rights Certificate (other than any Rights Certificate representing Rights that have become null and void pursuant to Section 7(e), that have been redeemed pursuant to Section 23 or that have been exchanged pursuant to Section 24) may be transferred, split up, combined or exchanged for another Rights Certificate entitling the registered holder to purchase a like number of one one-thousandths of a Preferred Share (or, following a Triggering Event, other securities, cash or other assets, as the case may be) as the Rights Certificate surrendered then entitled such holder (or former holder in the case of a transfer) to purchase. Any registered holder desiring to transfer, split up, combine or exchange any Rights Certificate will make such request in writing delivered to the Rights Agent, and will surrender the Rights Certificate, together with any required form of assignment duly executed and properly completed, to be transferred, split up, combined or exchanged at the office of the Rights Agent designated for such purpose accompanied by a signature guarantee from an eligible guarantor institution participating in a signature guarantee program approved by the Securities Transfer Association. The Rights Certificates are transferable only on the books and records of the Rights Agent. Notwithstanding anything in this Plan to the contrary, neither the Rights Agent nor the Company will be obligated to take any action whatsoever with respect to the transfer of any such surrendered Rights Certificate until the registered holder has properly completed and duly executed the certificate contained in the form of assignment on the reverse side of such Rights Certificate and has provided such additional evidence of the identity of the Beneficial Owner (or former Beneficial Owner) or Affiliates or Associates thereof, in each case as the Company or the Rights Agent reasonably requests. Thereupon, subject to Section 4(b), Section 7(e), Section 14 and Section 24, the Rights Agent will countersign (by manual or facsimile signature) and deliver to the Person entitled thereto a Rights Certificate as so requested. The Company or the Rights Agent may require payment from the holder of a Rights Certificate of a sum sufficient to cover any tax or governmental charge that may be imposed in connection with any transfer, split up, combination or exchange of any Rights Certificate. If and to the extent that the Company does require payment of any such tax or charge, the Company will provide the Rights Agent prompt written notice thereof and the Rights Agent will not deliver any Right Certificate unless and until the Rights Agent is satisfied that all such payments have been made, and the Rights Agent will forward any such sum collected by it to the Company or to such Person as the Company specifies by written notice. The Rights Agent will not have any duty or obligation to take any action pursuant to any Section of this Plan related to the issuance or delivery of Rights Certificates unless and until it is satisfied that all such taxes or charges have been paid.

(b) *Mutilated, Destroyed, Lost or Stolen Rights Certificates*. Subject to the provisions of Section 7(e), Section 11(a)(ii) and Section 24, at any time after the Distribution Date and prior to the Expiration Date, upon receipt by the Company and the Rights Agent of evidence reasonably satisfactory to them of the loss, theft, destruction or mutilation of a Rights Certificate and such additional evidence of the identity of the Beneficial Owner (or former Beneficial Owner) or Affiliates or Associates thereof as the Company or the Rights Agent may request, and, in case of loss, theft or destruction, of indemnity or security reasonably satisfactory to them, and reimbursement to the Company and the Rights Agent of all reasonable expenses incidental thereto, and upon surrender to the Rights Agent and cancellation of the Rights Certificate if mutilated, the Company will make and deliver a new Rights Certificate of like tenor to the Rights Agent for countersignature and delivery to the registered holder in lieu of the Rights Certificate so lost, stolen, destroyed or mutilated. Every new Rights Certificate issued pursuant to this Section 6(b) in lieu of any lost, stolen, destroyed or mutilated Rights Certificate will evidence an original additional contractual obligation of the Company, whether or not the lost, stolen, destroyed or mutilated Rights Certificate will be at any time enforceable by anyone, and, subject to Section 7(e) will be entitled to all the benefits of this Plan equally and proportionately with any and all other Rights duly issued hereunder.

Section 7. *Exercise of Rights; Exercise Price; Expiration Date of Rights*.

(a) *Exercise of Rights*. Subject to Section 7(e), Section 23(b) and Section 24(a), the registered holder of any Rights Certificate may exercise the Rights evidenced thereby (except as otherwise provided herein) in whole or in part on any Business Day at or after the Distribution Date and prior to the Close of Business on the Expiration Date by surrender of the Rights Certificate, with the form of election to purchase and certificate on the reverse side thereof properly completed and duly executed, to the Rights Agent at the office of the Rights Agent designated for such purpose, together with payment of the Exercise Price for each one one-thousandth of a Preferred Share (or, following a Triggering Event, other securities, cash or other assets, as the case may be) as to which the Rights are exercised.

(b) *Exercise Price*. The Exercise Price is payable in accordance with Section 7(c).

(c) *Payment*. Except as otherwise provided in this Plan, upon receipt of a Rights Certificate representing exercisable Rights, with the form of election to purchase and certification properly completed and duly executed, accompanied by payment of the aggregate Exercise Price for the total number of one one-thousandths of a Preferred Share (or, following a Triggering Event, other securities, cash or other assets, as the case may be) to be purchased and an amount equal to any applicable transfer tax or governmental charge required to be paid by the holder of such Rights Certificate in accordance with Section 9(e), the Rights Agent will, subject to Section 7(f) and Section 20(j), thereupon promptly (i) (A) requisition from any transfer agent of the Preferred Shares (or make available, if the Rights Agent is the transfer agent for the Preferred Shares) a certificate for the total number of one one-thousandths of a Preferred Share (or, following a Triggering Event, other securities, cash or other assets, as the case may be) to be purchased (or, in the case of uncertificated shares or other securities, requisition from the transfer agent a notice setting forth such number of shares or other securities to be purchased for which registration will be made on the transfer books of the Company), and the Company hereby irrevocably authorizes its transfer agent to comply with all such requests; or (B) if the Company has elected to deposit the total number of one one-thousandths of a Preferred Share (or, following a Triggering Event, other securities, cash or other assets, as the case may be) issuable upon exercise of the Rights hereunder with a depositary agent, requisition from such depositary agent depositary receipts representing interests in such number of one one-thousandths of a Preferred Share (or, following a Triggering Event, other securities, cash or other assets, as the case may be) as are to be purchased (in which case certificates for the Preferred Shares (or, following a Triggering Event, other securities, cash or other assets, as the case may be) represented by such receipts will be deposited by the transfer agent with such depositary agent) and the Company hereby irrevocably directs such depositary agent to comply with such request; (ii) when necessary to comply with the terms of this Plan, requisition from the Company the amount of cash, if any, to be paid in lieu of the issuance of fractional shares in accordance with Section 14; (iii) after receipt of such certificates, notices, or depositary receipts, cause the same to be delivered to or upon the order of the registered holder of such Rights Certificate, registered in such name or names as may be designated by such holder; and (iv) when necessary to comply with the terms of this Plan, after receipt thereof, deliver such cash to or upon the order of the registered holder of such Rights Certificate. The payment of the Exercise Price (as such amount may be reduced (including to zero) pursuant to Section 11(a)(iii)), and an amount equal to any applicable transfer tax or governmental charge required to be paid by the holder of such Rights Certificate in accordance with Section 9(e), may be made by certified bank check, money order, cashier's check or bank draft payable to the order of the Company. In the event that the Company is obligated to issue securities of the Company other than Preferred Shares, pay cash or distribute other property pursuant to Section 11(a), then the Company will make all arrangements necessary so that such other securities, cash or other property are available for distribution by the Rights Agent, if and when necessary to comply with the terms of this Plan. Notwithstanding anything to the contrary in this Plan, the Company reserves the right to require that prior to the occurrence of a Triggering Event, upon any exercise of Rights, a number of Rights be exercised so that only whole Preferred Shares would be issued.

(d)   *Partial Exercise*. If the registered holder of any Rights Certificate exercises less than all the Rights evidenced thereby, then a new Rights Certificate evidencing Rights equivalent to the Rights remaining unexercised will be issued by the Rights Agent and delivered to or upon the order of the registered holder of such Rights Certificate, registered in such name as may be designated by such holder, subject to the provisions of Section 14.

(e)   *Prohibited Issuances*. Notwithstanding anything to the contrary in this Plan, from and after the first occurrence of a Triggering Event, any Rights that are or were acquired or Beneficially Owned by (i) an Acquiring Person or an Affiliate or Associate of an Acquiring Person, (ii) a transferee of an Acquiring Person (or an Affiliate or Associate of an Acquiring Person) who becomes a transferee after the Acquiring Person becomes such (a "**Post-Event Transferee**"), (iii) a transferee of an Acquiring Person (or an Affiliate or Associate of an Acquiring Person) who becomes a transferee prior to or concurrently with the Acquiring Person becoming such and receives such Rights pursuant to either (A) a transfer (whether or not for consideration) from the Acquiring Person (or an Affiliate or Associate of the Acquiring Person) to holders of equity interests in such Acquiring Person (or an Affiliate or Associate of such Acquiring Person) or to any Person with whom the Acquiring Person (or an Affiliate or Associate of the Acquiring Person) has any continuing agreement, arrangement or understanding whether or not in writing regarding the transferred Rights or (B) a transfer that the Board has determined is part of a plan, arrangement or understanding that has as a primary purpose or effect the avoidance of this Section 7(e) (a "**Pre-Event Transferee**"), (iv) any subsequent transferee receiving transferred Rights from a Post-Event Transferee or a Pre-Event Transferee, either directly or through one or more intermediate transferees (a "**Subsequent Transferee**"), or (v) any nominee of any of the foregoing will, in each case, become null and void without any further action, and no holder (whether or not such holder is an Acquiring Person or an Affiliate or Associate of an Acquiring Person) of such Rights will have any rights whatsoever (including the right to exercise) with respect to such Rights or any Rights Certificates that formerly evidenced such Rights, whether pursuant to any provision of this Plan or otherwise. From and after the first occurrence of a Triggering Event, no Rights Certificate will be issued pursuant to this Plan (including to an Acquiring Person, an Affiliate or Associate of an Acquiring Person, a Post-Event Transferee, a Pre-Event Transferee, a Subsequent Transferee or any nominee of any of the foregoing) that represents one or more Rights that are or have become null and void pursuant to this Section 7(e) or with respect to any Common Shares otherwise deemed to be Beneficially Owned by any of the foregoing, and any Rights Certificate delivered to the Rights Agent that represents Rights that are or have become null and void pursuant to this Section 7(e) will be cancelled. The Company will use all reasonable efforts to ensure that the provisions of this Section 7(e) and Section 4(b) are complied with, but neither the Company nor the Rights Agent will have any liability to any holder of Rights Certificates or to any other Person as a result of the Company's failure to make any determinations with respect to an Acquiring Person, an Affiliate or Associate of an Acquiring Person, a Post-Event Transferee, a Pre-Event Transferee, a Subsequent Transferee or any nominee of any of the foregoing. The Company will provide the Rights Agent with written notice of the identity of any such Acquiring Person, Affiliate or Associate of an Acquiring Person, Post-Event Transferee, Pre-Event Transferee, Subsequent Transferee or any nominee of any of the foregoing, and the Rights Agent may rely on such notice in carrying out its duties pursuant to this Plan and will be deemed not to have any knowledge of the identity of any such Person unless and until it has received such notice.

(f)   *Information Concerning Ownership*. Notwithstanding anything to the contrary in this Plan or any Rights Certificate, neither the Rights Agent nor the Company is obligated to undertake any action with respect to a registered holder of Rights upon the occurrence of any purported exercise or transfer of Rights as set forth in this Section 7 unless such registered holder, in addition to having complied with the requirements of Section 7(a), has (i) properly completed and duly executed the certificate contained in the form of election to purchase or form of assignment, as applicable, set forth on the reverse side of the Rights Certificate surrendered for such exercise or assignment; and (ii) provided such additional evidence (including the identity of the Beneficial Owner (or former Beneficial Owner) thereof and of the Rights evidenced thereby, and the Affiliates or Associates of such Beneficial Owner or former Beneficial Owner) as the Company or the Rights Agent may reasonably request. If such registered holder does not comply with the foregoing requirements, then the Company will be entitled to conclusively deem such Rights to be Beneficially Owned by an Acquiring Person (or an Affiliate or Associate of an Acquiring Person, a Post-Event Transferee, a Pre-Event Transferee, a Subsequent Transferee or any nominee of any of the foregoing, as applicable) and, accordingly, such Rights will be null and void and not exercisable or transferable.

Section 8.   *Cancellation and Destruction of Rights Certificates*. All Rights Certificates surrendered for the purpose of exercise, transfer, split up, combination, redemption or exchange will, if surrendered to the Company or to any of its agents, be delivered to the Rights Agent for cancellation or in cancelled form, or, if surrendered to the Rights Agent, will be cancelled by it, and no Rights Certificates will be issued in lieu thereof except as expressly permitted by any of the provisions of this Plan. The Company will deliver to the Rights Agent for cancellation and retirement, and the Rights Agent will so cancel and retire, any Rights Certificate purchased or acquired by the Company otherwise than upon the exercise thereof. Subject to applicable law, the Rights Agent will maintain electronic or physical records of all Rights Certificates that have been cancelled or destroyed by the Rights Agent. At the Company's expense, the Rights Agent must maintain such electronic or physical records for the time period required by applicable law. The Rights Agent must deliver all cancelled Rights Certificates to the Company or, at the written request of the Company, must destroy, or cause to be destroyed, such cancelled Rights Certificates, and in such case must deliver a certificate evidencing the destruction thereof to the Company (or, at the Company's option, appropriate copies of the electronic or physical records relating to Rights Certificates so cancelled or destroyed by the Rights Agent).

Section 9.   *Reservation and Availability of Preferred Shares*.

(a)   *Reservation*. The Company covenants and agrees that it will use all reasonable efforts to cause to be reserved and kept available out of its authorized and unissued Preferred Shares not reserved for another purpose (and, following the occurrence of a Triggering Event, out of its authorized and unissued Common Shares or other securities, or out of its authorized and issued shares held in treasury), the number of Preferred Shares (and, following the occurrence of a Triggering Event, Common Shares or other securities) that will be sufficient to permit the exercise in full of all outstanding Rights.

(b)   *Listing*. So long as the Preferred Shares (and, following the occurrence of a Triggering Event, Common Shares or other securities) issuable and deliverable upon the exercise of the Rights may be listed on any national securities exchange, the Company must use all reasonable efforts to cause, from and after such time as the Rights become exercisable (but only to the extent that it is reasonably likely that the Rights will be exercised), all shares reserved for such issuance to be listed on such exchange upon official notice of issuance upon such exercise.

(c)   *Registration*. The Company must use all reasonable efforts to (i) file, as soon as practicable following the earliest date after the first occurrence of a Section 11(a)(ii) Event in which the consideration to be delivered by the Company upon exercise of the Rights is described in Section 11(a)(ii) or Section 11(a)(iii), or as soon as is required by law following the Distribution Date, as the case may be, a registration statement pursuant to the Securities Act with respect to the securities purchasable upon exercise of the Rights on an appropriate form; (ii) cause such registration statement to become effective as soon as practicable after such filing; and (iii) cause such registration statement to remain effective (with a prospectus at all times meeting the requirements of the Securities Act) until the earlier of (A) the date as of which the Rights are no longer exercisable for such securities and (B) the Expiration Date. The Company may temporarily suspend (with prompt written notice of any suspension provided to the Rights Agent), from time to time for a period not to exceed 120 days after the date set forth in clause (i) of the first sentence of this Section 9(c), the exercisability of the Rights in order to prepare and file such registration statement and permit it to become effective or in order to prepare and file any supplement or amendment to such registration statement that the Board determines to be necessary pursuant to applicable law. Upon any such suspension, the Company will issue a public announcement stating, and promptly notify the Rights Agent in writing, that the exercisability of the Rights has been temporarily suspended, as well as issue a public announcement, and promptly notify the Rights Agent in writing, at such time as the suspension is no longer in effect. In addition, if the Company determines that a registration statement is required following the Distribution Date, then the Company may temporarily suspend the exercisability of the Rights until such time as such registration statement has been declared effective. The Company will also take such action as may be appropriate under, or to ensure compliance with, the securities or "**blue sky**" laws of the various states in connection with the exercisability of the Rights, as well as any other applicable law, rule or regulation. Notwithstanding anything to the contrary in this Plan, the Rights will not be exercisable in any jurisdiction unless the requisite qualification in such jurisdiction has been obtained (and the exercise thereof is permitted pursuant to applicable law), or an exemption therefrom is available, and until a registration statement in respect thereof has been declared and remains effective.

(d)   *Valid Issuance*. The Company covenants and agrees that it will take all such action as may be necessary to ensure that all Preferred Shares (and, following the occurrence of a Triggering Event, Common Shares or other securities of the Company) delivered upon exercise of Rights will, at the time of delivery of the certificates for such securities (or registration on the transfer books of the Company or the transfer agent for such securities) (subject to payment of the Exercise Price, if any), be duly and validly authorized and issued and fully paid and nonassessable.

(e)   *Transfer Taxes and Governmental Charges*. The Company further covenants and agrees that it will pay when due and payable any and all transfer taxes and governmental charges that may be payable in respect of the original issuance or delivery of Rights Certificates (or any Preferred Share, Common Share or other security of the Company, as the case may be) upon the exercise or exchange of Rights. Notwithstanding the foregoing, the Company is not required to (i) pay any transfer tax or governmental charge that may be payable in respect of any transfer or delivery of Rights Certificates (or certificates or depositary receipts for Preferred Shares, Common Shares or other securities of the Company, as the case may be) in a name other than, or the issuance or delivery of certificates or depositary receipts for Preferred Shares, Common Shares or other securities of the Company, as the case may be, in a name other than, that of the registered holder of the Rights Certificate evidencing Rights surrendered for exercise or exchange; or (ii) issue or deliver any certificates or depositary receipts for Preferred Shares, Common Shares or other securities of the Company, as the case may be, upon the exercise or exchange of any Rights until any such transfer tax or charge has been paid (any such transfer tax or charge being payable by the registered holder of such Rights Certificate at the time of surrender or exchange) or it has been established to the Company's and the Rights Agent's satisfaction that no such tax or charge is due. The foregoing also applies to any transfer taxes and governmental charges that may be payable in respect of any uncertificated Rights Certificates, shares or other securities.

Section 10. *Record Date for Securities Issued*. Each Person in whose name any certificate for a number of one one-thousandths of a Preferred Share (or any other security of the Company, including Common Shares) is issued (or registration on the transfer books of the Company or the applicable transfer agent is effected) upon the exercise or exchange of Rights will for all purposes be deemed to have become the holder of record of such fractional Preferred Share (or other security of the Company) represented thereby on, and such certificate will be dated (or registration on the transfer books of the Company or the applicable transfer agent effected), the date on which the Rights Certificate evidencing such Rights was duly surrendered and payment of the applicable Exercise Price, if any, together with any applicable transfer tax or governmental charge required to be paid by the holder of such Rights Certificate in accordance with Section 9(e), was made; *provided, however*, that if the date of such surrender and payment is a date upon which the transfer books of the Company (or the applicable transfer agent) are closed, then such Person will be deemed to have become the record holder of such fractional Preferred Shares (or other securities of the Company) on, and such certificate will be dated (or registration on the transfer books of the Company or the applicable transfer agent effected), the next succeeding Business Day on which the transfer books of the Company (or the applicable transfer agent) are open. Prior to the exercise of the Rights evidenced thereby, the holder of a Rights Certificate is not entitled to any rights of a holder of Preferred Shares (or any other security of the Company) for which the Rights are exercisable, including the right to vote, to receive dividends or other distributions, or to exercise any preemptive rights, and is not entitled to receive any notice of any proceedings of the Company, except as provided herein.

Section 11. *Adjustment of Exercise Price, Number and Kind of Shares or Number of Rights*. The Exercise Price, the number and kind of shares or other property covered by each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 11.

(a) *Certain Events*.

(i) *Certain Adjustments to Preferred Shares*. Notwithstanding anything to the contrary in this Plan, in the event that the Company at any time after the Rights Dividend Declaration Date (A) declares a dividend on the Preferred Shares payable in Preferred Shares, (B) subdivides or splits the outstanding Preferred Shares, (C) combines or consolidates the outstanding Preferred Shares (by reverse stock split or otherwise) into a smaller number of Preferred Shares or (D) issues any shares of its capital stock in a reclassification of the Preferred Shares (including any such reclassification in connection with a share exchange, consolidation or merger in which the Company is the continuing or surviving corporation), then, in each such event, except as otherwise provided in this Section 11(a)(i) and Section 7(e), (1) the Exercise Price in effect at the time of the record date for such dividend or of the effective date of such subdivision, split, combination, consolidation or reclassification, and the number and kind of Preferred Shares or capital stock of the Company, as the case may be, issuable on such date, will be proportionately adjusted so that the holder of any Right exercised after such time will be entitled to receive, upon payment of the Exercise Price then in effect, the aggregate number and kind of Preferred Shares or securities of the Company, as the case may be, that, if such Right had been exercised immediately prior to such date (and at a time when the Preferred Shares transfer books of the Company were open), such holder would have owned upon such exercise and been entitled to receive by virtue of such dividend, subdivision, split, combination, consolidation or reclassification; *provided, however*, that in no event will the consideration to be paid upon the exercise of one Right be less than the aggregate par value of the shares of capital stock of the Company issuable upon the exercise of one Right. If an event occurs that would require an adjustment pursuant to both this Section 11(a)(i) and Section 11(a)(ii), then the adjustment provided for in this Section 11(a)(i) will be in addition to, and will be made prior to, any adjustment required pursuant to Section 11(a)(ii).

(ii)   *Exercise of Rights Following Certain Events*. Subject to Section 23 and Section 24, in the event that any Person, at any time after the Rights Dividend Declaration Date, becomes an Acquiring Person, unless the event causing such Person to become an Acquiring Person is a transaction set forth in Section 13(a) then promptly following the occurrence of such event each holder of a Right, except as provided below and in Section 7(e), will thereafter have the right to receive for each Right, upon exercise thereof in accordance with the terms of this Plan and payment of the Exercise Price in effect immediately prior to the occurrence of such event, in lieu of a number of one one-thousandths of a Preferred Share, such number of Common Shares as equals the quotient obtained by dividing (A) the product obtained by multiplying (1) the Exercise Price in effect immediately prior to the first occurrence of such event by (2) the number of one one-thousandths of a Preferred Share for which a Right was exercisable (or would have been exercisable if the Distribution Date had occurred) immediately prior to the first occurrence of such event by (B) 50% of the Current Per Share Market Price for Common Shares on the date of such first occurrence of such event (such number of shares, the "**Adjustment Shares**"); *provided, however*, that the Exercise Price and the number of Common Shares so receivable upon the exercise of a Right will be subject to further adjustment as appropriate in accordance with Section 11(e). In the event that a Section 11(a)(ii) Event has occurred and the Rights are outstanding, then, subject to Section 28, the Company may not take any action that would eliminate or diminish the benefits intended to be afforded by the Rights. The Company will promptly notify the Rights Agent in writing when this Section 11(a)(ii) applies.

(iii)   *Insufficient Common Shares*. In the event that the number of Common Shares that are authorized by the Company's Amended and Restated Certificate of Incorporation, as amended, but not outstanding or reserved for issuance for purposes other than upon exercise of the Rights are not sufficient to permit the exercise in full of the Rights in accordance with Section 11(a)(ii), or if any necessary regulatory or stockholder approval for such issuance has not been obtained by the Company, then, in the event that the Rights become exercisable, the Company will (A) determine the value of the Adjustment Shares issuable upon the exercise of a Right (the "**Current Value**") and (B) with respect to each Right (subject to Section 7(e)), make adequate provision to substitute for the Adjustment Shares issuable pursuant thereto, upon the exercise of a Right and the payment of the applicable Exercise Price, (1) cash, (2) a reduction in the Exercise Price, (3) Preferred Shares, (4) other equity securities of the Company (including shares or units of shares of any series of preferred stock that, by virtue of having dividend, voting and liquidation rights substantially comparable to those of the Common Shares, the Board has deemed in good faith to have substantially the same value or economic rights as the Common Shares (such shares or units of shares of preferred stock, "**Common Share Equivalents**")), (5) debt securities of the Company, (6) other assets or (7) any combination of the foregoing, in each case having an aggregate value equal to the Current Value (less the amount of any reduction in the Exercise Price), where such aggregate value has been determined by the Board based upon the advice of a nationally recognized investment banking firm selected by the Board, which determination will be described in a written statement filed with the Rights Agent and will be binding on the Rights Agent and the holders of the Rights; *provided, however*, that if the Company has not made adequate provision to deliver value pursuant to clause (B) above within 30 days following the later of (x) the first occurrence of a Section 11(a)(ii) Event and (y) the date on which the Company's right of redemption pursuant to Section 23(a) expires (the later of (x) or (y), the "**Section 11(a)(ii) Trigger Date**"), then the Company will be obligated to deliver, upon the surrender for exercise of a Right and without requiring payment of the Exercise Price, Common Shares (to the extent available and except to the extent that the Company has not obtained any necessary stockholder or regulatory approval for such issuance) and such number or fractions of Preferred Shares and then, if necessary, cash, which shares or cash have an aggregate value equal to the Spread. If the Board determines in good faith that it is likely that sufficient additional Common Shares could be authorized for issuance upon exercise in full of the Rights or that any necessary stockholder or regulatory approval for such issuance could be obtained, the 30 day period set forth above may be extended and re-extended to the extent necessary (with prompt written notice of any such extension provided to the Rights Agent) from time to time, but not more than 120 days after the Section 11(a)(ii) Trigger Date, so that the Company may seek stockholder approval for the authorization of such additional Common Shares or take such action necessary to obtain such regulatory approval (such period, as it may be extended, the "**Substitution Period**"). To the extent that the Company determines that some action need be taken pursuant to the first or second sentences of this Section 11(a)(iii), the Company (a) will provide, subject to Section 7(e), that such action applies uniformly to all outstanding Rights and (b) may suspend the exercisability of the Rights until the expiration of the Substitution Period in order to seek such stockholder approval, to take any action necessary to obtain such regulatory approval or to decide the appropriate form of distribution to be made pursuant to such first sentence and to determine the value thereof. In the event of any such suspension, the Company will issue a public announcement (and promptly provide written notice to the Rights Agent) stating that the exercisability of the Rights has been temporarily suspended, as well as issue a public announcement (and promptly provide written notice to the Rights Agent) at such time as the suspension is no longer in effect. For purposes of this Section 11(a)(iii), the value of the Common Shares will be the Current Per Share Market Price of the Common Shares on the Section 11(a)(ii) Trigger Date and any Common Share Equivalent will be deemed to have the same value as the value of the Common Shares on such date. The Board may, but will not be required to, establish procedures to allocate the right to receive Common Shares upon the exercise of the Rights among holders of Rights pursuant to this Section 11(a)(iii).

(iv) *Dilutive Rights Offering*. If the Company, at any time after the Rights Dividend Declaration Date, fixes a record date for the issuance of rights, options or warrants to all holders of Preferred Shares entitling such holders (for a period expiring within 45 days after such record date) to subscribe for or purchase Preferred Shares or Equivalent Shares, or securities convertible into Preferred Shares or Equivalent Shares, at a price per share (or having a conversion or exercise price per share, if a security that is convertible into or exercisable for Preferred Shares or Equivalent Shares) less than the Current Per Share Market Price of the Preferred Shares on such record date, then, in each such case, the Exercise Price to be in effect after such record date will be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction, the numerator of which will be the number of Preferred Shares and Equivalent Shares (if any) outstanding on such record date, plus the number of Preferred Shares or Equivalent Shares, as the case may be, that the aggregate offering price of the total number of Preferred Shares or Equivalent Shares, as the case may be, to be offered or issued (or the aggregate initial conversion price of the convertible securities to be offered or issued) would purchase at such Current Per Share Market Price, and the denominator of which will be the number of Preferred Shares and Equivalent Shares (if any) outstanding on such record date, plus the number of additional Preferred Shares or Equivalent Shares, as the case may be, to be offered for subscription or purchase (or into which the convertible securities so to be offered are initially convertible); *provided, however*, that in no event will the consideration to be paid upon the exercise of one Right be less than the aggregate par value of the shares of capital stock of the Company issuable upon the exercise of one Right. If such subscription price may be paid in a consideration part or all of which is in a form other than cash, then the value of such consideration will be as determined in good faith by the Board, whose determination will be described in a written statement filed with the Rights Agent and will be binding on the Rights Agent and the holders of the Rights. Preferred Shares and Equivalent Shares owned by or held for the account of the Company will not be deemed outstanding for the purpose of any such computation. Such adjustment will be made successively whenever such a record date is fixed, and in the event that such rights, options or warrants are not so issued, then the Exercise Price will be adjusted to be the Exercise Price that would then be in effect if such record date had not been fixed.

(b)   *Distributions*. If the Company, at any time after the Rights Dividend Declaration Date, fixes a record date for the making of a distribution to all holders of Preferred Shares (including any such distribution made in connection with a share exchange, consolidation or merger in which the Company is the continuing or surviving corporation) of cash (other than a periodic cash dividend out of the earnings or retained earnings of the Company), assets (other than a dividend payable in Preferred Shares, but including any dividend payable in stock other than Preferred Shares), evidences of indebtedness, subscription rights, options or warrants (excluding those referred to in Section 11(a)(iv)), then, in each such case, the Exercise Price to be in effect after such record date will be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction, the numerator of which will be the Current Per Share Market Price of a Preferred Share on such record date, less the fair market value per Preferred Share (as determined in good faith by the Board, whose determination will be described in a statement filed with the Rights Agent and will be conclusive and binding on the Rights Agent and the holders of the Rights) of the portion of the cash, assets or evidences of indebtedness to be so distributed or of such subscription rights, options or warrants applicable to one Preferred Share, and the denominator of which will be such Current Per Share Market Price of a Preferred Share on such record date; *provided, however*, that in no event will the consideration to be paid upon the exercise of one Right be less than the aggregate par value of the shares of capital stock of the Company issuable upon the exercise of one Right. Such adjustment will be made successively whenever such a record date is fixed, and in the event that such distribution is not so made, then the Exercise Price will be adjusted to be the Exercise Price that would have been in effect if such record date had not been fixed.

(c)   *Insignificant Changes*. Notwithstanding anything to the contrary in this Plan, no adjustment in the Exercise Price is required unless such adjustment would require an increase or decrease of at least 1% of the Exercise Price; *provided, however*, that any adjustments that by reason of this Section 11(c) are not required to be made will be carried forward and taken into account in any subsequent adjustment. All calculations pursuant to this Section 11 must be made to the nearest cent or to the nearest ten-millionth of a Preferred Share or ten-thousandth of any other share or security, as the case may be. Notwithstanding the first sentence of this Section 11(c), any adjustment required by this Section 11 must be made no later than the earlier of (i) three years from the date of the transaction that requires such adjustment or (ii) the Expiration Date.

(d)   *Shares Other Than Preferred Shares*. If as a result of an adjustment made pursuant to Section 11(a) or Section 13(a), the holder of any Right thereafter exercised will become entitled to receive any shares of capital stock other than Preferred Shares, then thereafter the number of such other shares so receivable upon exercise of any Right and, if required, the Exercise Price thereof, will be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Preferred Shares contained in Section 11(a), Section 11(a)(iv), Section 11(b), Section 11(c), Section 11(f), Section 11(g), Section 11(h), Section 11(i), Section 11(j) and Section 11(k), and the provisions of Section 7, Section 9, Section 10 and Section 13 with respect to the Preferred Shares will apply on like terms to any such other shares.

(e)   *Rights Issued Subsequent to Adjustment*. All Rights originally issued by the Company subsequent to any adjustment made to the Exercise Price hereunder will evidence the right to purchase, at the adjusted Exercise Price, the number of one one-thousandths of a Preferred Share (and other shares of other capital stock or other securities, assets or cash of the Company, if any) purchasable from time to time hereunder upon exercise of the Rights, all subject to further adjustment as provided herein.

(f)   *Effect of Adjustments on Existing Rights*. Unless the Company has exercised its election as provided in Section 11(g), upon each adjustment of the Exercise Price as a result of the calculations made in Section 11(a)(iv) and Section 11(b), each Right outstanding immediately prior to the making of such adjustment will thereafter evidence the right to purchase, at the adjusted Exercise Price, that number of Preferred Shares (calculated to the nearest ten- millionth of a Preferred Share) obtained by (i) multiplying (A) the number of one one-thousandths of a Preferred Share covered by a Right immediately prior to this adjustment by (B) the Exercise Price in effect immediately prior to such adjustment of the Exercise Price; and (ii) dividing the product so obtained by the Exercise Price in effect immediately after such adjustment of the Exercise Price.

(g)   *Adjustment in Number of Rights*. The Company may elect on or after the date of any adjustment of the Exercise Price to adjust the number of Rights, in substitution for any adjustment in the number of one one-thousandths of a Preferred Share purchasable upon the exercise of a Right. Each of the Rights outstanding after such adjustment of the number of Rights will be exercisable for the number of one one-thousandths of a Preferred Share for which a Right was exercisable immediately prior to such adjustment. Each Right held of record prior to such adjustment of the number of Rights will become that number of Rights (calculated to the nearest ten-thousandth) obtained by dividing the Exercise Price in effect immediately prior to adjustment of the Exercise Price by the Exercise Price in effect immediately after adjustment of the Exercise Price. The Company will make a public announcement (and promptly provide written notice to the Rights Agent) of its election to adjust the number of Rights, indicating the record date for the adjustment and, if known at the time, the amount of the adjustment to be made. This record date may be the date on which the Exercise Price is adjusted or any day thereafter, but, if any Rights Certificates have been issued, will be at least 10 days later than the date of the public announcement. If any Rights Certificates have been issued, upon each adjustment of the number of Rights pursuant to this Section 11(g), the Company will, as promptly as practicable, distribute or cause to be distributed to holders of record of Rights Certificates on such record date Rights Certificates evidencing, subject to Section 14, the additional Rights to which such holders will be entitled as a result of such adjustment, or, at the option of the Company, will distribute or cause to be distributed to such holders of record in substitution and replacement for the Rights Certificates held by such holders prior to the date of adjustment, and upon surrender thereof, if required by the Company, new Rights Certificates evidencing all the Rights to which such holders will be entitled after such adjustment. Rights Certificates to be so distributed will be issued, executed and delivered by the Company, and countersigned and delivered by the Rights Agent, in the manner provided for herein (and may bear, at the option of the Company, the adjusted Exercise Price), and will be registered in the names of the holders of record of Rights Certificates on the record date specified in the public announcement.

(h)   *Rights Certificates Unchanged*. Irrespective of any adjustment or change in the Exercise Price or the number of one one-thousandths of a Preferred Share issuable upon the exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to express the Exercise Price per one one-thousandth of a Preferred Share and the number of one one-thousandths of a Preferred Share that were expressed in the initial Rights Certificates issued hereunder.

(i)   *Par Value Limitations*. Before taking any action that would cause an adjustment reducing the Exercise Price below the par or stated value, if any, of the number of one one-thousandths of a Preferred Share issuable upon exercise of the Rights, the Company will take any corporate action that may, in the opinion of its counsel, be necessary in order that the Company may duly and validly issue as fully paid and nonassessable shares such number of one one-thousandths of a Preferred Share at such adjusted Exercise Price.

(j)   *Deferred Issuance*. In any case in which this Section 11 requires that an adjustment in the Exercise Price be made effective as of a record date for a specified event, the Company may elect to defer (with prompt written notice to the Rights Agent) until the occurrence of such event the issuance to the holder of any Right exercised after such record date of the number of one one-thousandths of a Preferred Share and other capital stock or securities, assets or cash of the Company, if any, issuable upon such exercise over and above the number of one one-thousandths of a Preferred Share and other capital stock or securities, assets or cash of the Company, if any, issuable upon such exercise on the basis of the Exercise Price in effect prior to such adjustment; *provided, however*, that the Company must deliver to such holder a due bill or other appropriate instrument evidencing such holder's right to receive such additional shares (fractional or otherwise) or securities upon the occurrence of the event requiring such adjustment.

(k)   *Reduction in Exercise Price*. Notwithstanding anything to the contrary in this Section 11, the Company is entitled to make such reductions in the Exercise Price, in addition to those adjustments expressly required by this Section 11, as and to the extent that it, in its sole discretion, determines to be advisable in order that any (i) consolidation or subdivision of the Preferred Shares or Common Shares, (ii) issuance wholly for cash of any Preferred Shares or Common Shares at less than the applicable Current Per Share Market Price, (iii) issuance wholly for cash of Preferred Shares or Common Shares or securities that by their terms are convertible into or exchangeable for Preferred Shares or Common Shares, (iv) stock dividend or (v) issuance of rights, options or warrants referred to in this Section 11 hereafter made by the Company to holders of Preferred Shares or Common Shares is not taxable to such stockholders.

(l)   *No Diminishment of Benefit of Rights*. The Company covenants and agrees that, after the Distribution Date, it will not, except as permitted by Section 23, Section 24 or Section 28, take (or permit to be taken) any action if at the time that such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

(m)   *Certain Adjustments to Common Shares*. Notwithstanding anything to the contrary in this Plan, in the event that the Company, at any time after the Rights Dividend Declaration Date and prior to the Distribution Date, (i) declares or pays a dividend on the Common Shares payable in Common Shares, (ii) subdivides or splits the outstanding Common Shares (other than by the payment of dividends payable in Common Shares), (iii) combines or consolidates the outstanding Common Shares (by reverse stock split or otherwise) into a lesser number of Common Shares or (iv) issues any shares of its capital stock in a reclassification of the Common Shares (including any such reclassification in connection with a share exchange, consolidation or merger in which the Company is the continuing or surviving corporation), then, in each such event, except as otherwise provided in this Section 11 or Section 7(e): (A) each Common Share (or shares of capital stock issued in such reclassification of the Common Shares) outstanding immediately following such time will have associated with it the number of Rights as were associated with one Common Share immediately prior to the occurrence of such event; (B) the Exercise Price in effect at the time of the record date for such dividend or of the effective date of such subdivision, split, combination, consolidation or reclassification will be adjusted so that the Exercise Price thereafter equals the result obtained by multiplying the Exercise Price in effect immediately prior to such time by a fraction, the numerator of which will be the total number of Common Shares outstanding immediately prior to such event and the denominator of which will be the total number of Common Shares outstanding immediately after such event; *provided, however*, that in no event will the consideration to be paid upon the exercise of one Right be less than the aggregate par value of the shares of capital stock of the Company issuable upon the exercise of such Right; and (C) the number of one one-thousandths of a Preferred Share (or shares of such other capital stock) issuable upon the exercise of each Right outstanding after such event equals the number of one one-thousandths of a Preferred Share (or shares of such other capital stock) as were issuable with respect to one Right immediately prior to such event. Each Common Share that becomes outstanding after an adjustment has been made pursuant to this Section 11(m) will have issued with it that number of Rights, exercisable at the Exercise Price and for the number of one one-thousandths of a Preferred Share (or shares of such other capital stock), as one Common Share has associated with it immediately following the adjustment made pursuant to this Section 11(m). If an event occurs that would require an adjustment pursuant to both this Section 11(m) and Section 11(a)(ii), then the adjustment provided for in this Section 11(m) will be in addition to, and will be made prior to, any adjustment required pursuant to Section 11(a)(ii). The adjustments provided for in this Section 11(m) will be made successively whenever such a dividend is declared or paid or such a subdivision, split, combination, consolidation or reclassification is effected.

(n) *Adjustment of Rights Associated with Certain Distributions*. Other than in connection with a transaction contemplated by Section 11(m), in the event that the Company, at any time after the Rights Dividend Declaration Date and prior to the Distribution Date, issues or distributes any securities or assets in respect of Common Shares (other than (A) a distribution or dividend of its capital stock and (B) pursuant to any non-extraordinary periodic cash dividend), then the Company will make such adjustments, if any, in the Exercise Price or the number of Rights or securities or other property purchasable upon exercise of Rights as the Board, in its sole discretion, may deem to be appropriate under the circumstances in order to adequately protect the interests of the holders of the Rights generally, and the Company and the Rights Agent will amend this Plan as reasonably necessary to provide for such adjustments.

Section 12. *Certificate of Adjusted Exercise Price or Number of Shares*. Whenever an adjustment is made, or any event affecting the Rights or their exercisability (including an event that causes the Rights to become null and void) occurs as provided in Section 11 or Section 13, the Company must promptly (a) prepare a certificate setting forth such adjustment or describing such event and providing a reasonably detailed statement of the facts, computations and methodology accounting for such adjustment or event; (b) provide the Rights Agent and each transfer agent for the Common Shares or Preferred Shares a copy of such certificate; and (c) if a Distribution Date has occurred, mail a brief summary of such adjustment or event to each holder of a Rights Certificate in accordance with Section 26. Notwithstanding the foregoing, the failure of the Company to make or provide such certification or notice will not affect the validity of such adjustment or the force or effect of the requirement for such adjustment. The Rights Agent will (i) be fully protected in relying on any such certificate and on any adjustment or statement contained therein; (ii) have no duty or liability with respect thereto; and (iii) not be deemed to have knowledge of any such adjustment or event unless and until it has received such certificate.

Section 13. *Consolidation, Merger or Sale or Transfer of Assets, Cash Flow or Earning Power*.

(a) *Certain Transactions*. In the event that, following a Shares Acquisition Date, directly or indirectly, (i) the Company consolidates with, or merges with and into, any other Person (other than a wholly owned Subsidiary of the Company in a transaction that complies with Section 11(l)) and the Company is not the continuing or surviving entity of such consolidation or merger; (ii) any Person (other than a wholly owned Subsidiary of the Company in a transaction that complies with Section 11(l)) consolidates with, or merges with and into, the Company, and the Company is the continuing or surviving entity of such consolidation or merger and, in connection with such consolidation or merger, all or part of the Common Shares are changed into or exchanged for stock or other securities of any other Person or the Company, or cash or any other property; or (iii) the Company sells, exchanges, mortgages or otherwise transfers (or one or more of its Subsidiaries sells, exchanges, mortgages or otherwise transfers), in one transaction or a series of related transactions, assets, cash flow or earning power aggregating to 50% or more of the assets, cash flow or earning power of the Company and its Subsidiaries (taken as a whole) to any other Person or Persons (other than the Company or one or more of its wholly owned Subsidiaries in one or more transactions, each of which individually (and together) complies with Section 11(l)), then, concurrent with and in each such case, proper provision must be made so that (A) each holder of a Right (except as provided in Section 7(e)) thereafter has the right to receive, upon the exercise thereof at a price per Right equal to the Exercise Price multiplied by the number of one one-thousandths of a Preferred Share for which a Right was exercisable immediately prior to the occurrence of such Section 13 Event in accordance with the terms of this Plan, and in lieu of Preferred Shares, such number of duly and validly authorized and issued and fully paid and nonassessable and freely tradable Common Shares of the Principal Party, free of any liens, encumbrances, rights of first refusal or other adverse claims, as will be equal to the result obtained by (1) multiplying the then current Exercise Price by the number of one one-thousandths of a Preferred Share for which a Right is exercisable immediately prior to the first occurrence of a Section 13 Event (or, if a Section 11(a)(ii) Event has occurred prior to the first occurrence of a Section 13 Event, multiplying the number of such one one-thousandths of a Preferred Share for which a Right was exercisable immediately prior to the first occurrence of a Section 11(a)(ii) Event by the Exercise Price in effect immediately prior to such first occurrence of a Section 11(a)(ii) Event); and (2) dividing that product (which, following the first occurrence of a Section 13 Event, will be referred to as the "Exercise Price" for each Right and for all purposes of this Plan) by 50% of the Current Per Share Market Price of the Common Shares of such Principal Party on the date of consummation of such Section 13 Event; *provided, however*, that the price per Right so payable and the number of Common Shares of such Principal Party so receivable upon exercise of a Right will be subject to further adjustment as appropriate in accordance with Section 11(d) to reflect any events covered thereby occurring in respect of the Common Shares of such Principal Party after the occurrence of such Section 13 Event; (B) such Principal Party will thereafter be liable for, and must assume, by virtue of such Section 13 Event, all the obligations and duties of the Company pursuant to this Plan; (C) the term "Company" will thereafter be deemed to refer to such Principal Party, it being specifically intended that the provisions of Section 11 will apply only to such Principal Party following the first occurrence of a Section 13 Event; (D) such Principal Party must take such steps (including the reservation of a sufficient number of its Common Shares) in connection with the consummation of any such transaction as may be necessary to ensure that the provisions hereof will thereafter be applicable, as nearly as reasonably may be, in relation to its Common Shares thereafter deliverable upon the exercise of the Rights; (E) the provisions of Section 11(a)(ii) will be of no effect following the first occurrence of any Section 13 Event; and (F) upon the subsequent occurrence of any consolidation, merger, sale, exchange, mortgage, transfer or other extraordinary transaction in respect of such Principal Party, each holder of a Right will thereupon be entitled to receive, upon exercise of a Right and payment of the Exercise Price as provided in this Section 13(a), such cash, shares, rights, warrants and other property that such holder would have been entitled to receive had such holder, at the time of such transaction, owned the Common Shares of the Principal Party receivable upon the exercise of a Right pursuant to this Section 13(a), and such Principal Party must take such steps (including reservation of a sufficient number of shares of its capital stock) as may be necessary to permit the subsequent exercise of the Rights in accordance with the terms hereof for such cash, shares, rights, warrants and other property. For purposes hereof, the **"earning power"** of the Company and its Subsidiaries will be determined in good faith by the Board on the basis of the operating income of each business operated by the Company and its Subsidiaries during the three fiscal years preceding the date of such determination (or, in the case of any business not operated by the Company or any of its Subsidiaries during the three fiscal years preceding such date, during the period that such business was operated by the Company or any of its Subsidiaries).

(b)   *Principal Party*. For purposes of this Plan, the term "**Principal Party**" means (i) in the case of any transaction described in clause (i) or (ii) of Section 13(a) (A) the Person that is the issuer of the securities into which the Common Shares are converted in the consolidation or merger, or, if there is more than one such issuer, the issuer whose Common Shares have the greatest aggregate market value of shares outstanding; or (B) if no securities are so issued, (1) the Person that is the other party to the consolidation or merger, if such Person survives the consolidation or merger, or, if there is more than one such Person, the Person whose Common Shares have the greatest aggregate market value of shares outstanding; (2) if the Person that is the other party to the merger does not survive such consolidation or merger, the Person that does survive such consolidation or merger (including the Company if it survives); or (3) the Person resulting from the consolidation or merger; and (ii) in the case of any transaction described in clause (iii) of Section 13(a), the Person that is the party receiving the greatest portion of the assets, cash flow or earning power transferred pursuant to such transaction or transactions, or, if more than one Person that is a party to such transaction or transactions receives the same portion of the assets or earning power so transferred and each such portion would, were it not for the other equal portions, constitute the greatest portion of the assets or earning power so transferred, or if the Person receiving the greatest portion of the assets or earning power cannot be determined, whichever of such Persons is the issuer of Common Shares having the greatest aggregate market value of shares outstanding; *provided, however*, that in the case of each of clause (i) and (ii) of this Section 13(b), if the Common Shares of such Person are not at such time, or have not been continuously over the preceding 12-month period, registered pursuant to Section 12 of the Exchange Act, then if such Person is (x) a direct or indirect Subsidiary of another Person whose Common Shares are and have been so registered, the term "Principal Party" will refer to such other Person, a direct or indirect Subsidiary of more than one Person whose Common Shares are and have been so registered, the term "Principal Party" will refer to whichever of such Persons is the issuer of Common Shares having the greatest aggregate market value of shares outstanding or (y) if such Person is owned, directly or indirectly, by a joint venture formed by two or more Persons that are not owned, directly or indirectly, by the same Person, the rules set forth in clauses (x) and (y) above will apply to each of the owners having an interest in the venture as if the Person owned by the joint venture was a Subsidiary of both or all of such joint ventures, and the Principal Party in each such case must bear the obligations set forth in this Section 13 in the same ratio as its interest in such Person bears to the total of such interests.

(c)   *Certain Arrangements*. The Company will not consummate or permit to occur any Section 13 Event unless (A) the Principal Party has a sufficient number of authorized, unissued and unreserved Common Shares to permit the exercise in full of the Rights in accordance with this Section 13 and (B) prior thereto the Company and the Principal Party have executed and delivered to the Rights Agent a supplemental agreement confirming that (1) the requirements of this Section 13 will be promptly performed in accordance with their terms, (2) the Principal Party will, upon consummation of such Section 13 Event, assume this Plan in accordance with Section 13(a) and Section 13(b), (3) such Section 13 Event will not result in a default by the Principal Party pursuant to this Plan (as it has been assumed by the Principal Party) and (4) the Principal Party, as soon as practicable after the date of such Section 13 Event and at its own expense, will:

(i)   prepare and file a registration statement pursuant to the Securities Act with respect to the Rights and the securities purchasable upon exercise of the Rights on an appropriate form, and use its best efforts to cause such registration statement to (x) become effective as soon as practicable after such filing and (y) remain effective (with a prospectus at all times meeting the requirements of the Securities Act) until the Expiration Date, and similarly comply with applicable state securities laws;

(ii)   use its best efforts to list (or continue the listing of) the Rights and the securities purchasable upon exercise of the Rights on a national securities exchange or to meet the eligibility requirements for quotation on a national securities exchange and to list (and continue the listing of) the Rights and the securities purchasable upon exercise of the Rights on a national securities exchange;

(iii)   deliver to holders of the Rights historical financial statements for the Principal Party and its Affiliates that comply in all respects with the requirements for registration on Form 10 (or any successor form) promulgated under the Exchange Act; and

(iv)   take all other action as may be necessary to allow the Principal Party to issue the securities purchasable upon exercise of the Rights.

(d)   *Prohibited Transactions*.

(i)   Notwithstanding anything to the contrary in this Plan, if the Principal Party has a provision in any of its authorized securities or in its organizational documents that would have the effect of (i) causing the Principal Party to issue (other than to holders of Rights pursuant to Section 13), in connection with, or as a consequence of, the consummation of a Section 13 Event, Common Shares or common stock equivalents of the Principal Party at less than the then Current Per Share Market Price thereof or securities exercisable for, or convertible into, Common Shares or common stock equivalents of the Principal Party at less than such Current Per Share Market Price; or (ii) providing for any special payment, tax, charge or similar provision in connection with the issuance of the Common Shares of the Principal Party pursuant to the provisions of this Section 13, then the Company hereby agrees with each holder of Rights that it will not consummate any such Section 13 Event unless prior thereto the Company and such Principal Party have executed and delivered to the Rights Agent a supplemental agreement providing that such provision has been cancelled, waived, amended or rescinded, or that such authorized securities will be redeemed, so that such provision will have no effect in connection with, or as a consequence of, the consummation of such Section 13 Event.

(ii)   Notwithstanding anything to the contrary in this Plan, the Company hereby agrees with each holder of Rights that it will not consummate or permit to occur any Section 13 Event if (A) at the time or immediately after such Section 13 Event there are any rights, warrants, instruments or securities outstanding, or any agreements or arrangements, that, as a result of the consummation of such Section 13 Event, would eliminate or diminish in any material respect the benefits intended to be afforded by the Rights; (B) all rights of first refusal or preemptive rights in respect of the issuance of Common Shares or common stock equivalents of the Principal Party upon exercise of outstanding Rights have not been irrevocably waived or rendered inapplicable; (C) prior to, simultaneously with or immediately after such Section 13 Event, the stockholders of the Person who constitutes, or would constitute, the Principal Party have received a distribution of Rights previously owned by such Person or any of its Affiliates or Associates; or (D) the form or nature of organization of the Principal Party would preclude or limit the exercisability of the Rights.

(e)   *Continued Applicability*. The provisions of this Section 13 will similarly apply to successive mergers, consolidations, sales, exchanges, mortgages, transfers or other extraordinary transactions. In the event that a Section 13 Event occurs at any time after the occurrence of a Section 11(a)(ii) Event, then the Rights that have not previously been exercised will thereafter become exercisable in the manner described in Section 13(a) (without taking into account any prior adjustment required by Section 11(a)(ii)).

Section 14.   *Fractional Rights and Fractional Shares*.

(a)   *Cash in Lieu of Fractional Rights*. The Company will not be required to issue fractions of Rights (except prior to the Distribution Date as provided in Section 11(m)) or to distribute Rights Certificates that evidence fractional Rights. In lieu of such fractional Rights, the Company will pay to the registered holders of the Rights Certificates with regard to which such fractional Rights would otherwise be issuable an amount in cash equal to the same fraction of the Current Per Share Market Price of a whole Right, calculated as of the Trading Day immediately prior to the date on which such fractional Rights would have been otherwise issuable.

(b)	*Cash in Lieu of Fractional Preferred Shares*. The Company will not be required to issue fractions of Preferred Shares (other than fractions that are integral multiples of one one-thousandth of a Preferred Share) upon exercise or exchange of the Rights or to distribute certificates that evidence fractional Preferred Shares (other than fractions that are integral multiples of one one-thousandth of a Preferred Share). Interests in fractions of Preferred Shares in integral multiples of one one-thousandth of a Preferred Share may, at the election of the Company, be evidenced by depositary receipts pursuant to an appropriate agreement between the Company and a depositary selected by the Company; *provided, however*, that such agreement must provide that the holders of such depositary receipts have all of the rights, privileges and preferences to which they are entitled as Beneficial Owners of the Preferred Shares represented by such depositary receipts. In lieu of fractional Preferred Shares that are not integral multiples of one one-thousandth of a Preferred Share, the Company may pay to the registered holders of Rights Certificates at the time that such Rights are exercised or exchanged as provided herein an amount in cash equal to the same fraction of the current market value of one one-thousandth of a Preferred Share. For purposes of this Section 14(b), the current market value of one one-thousandth of a Preferred Share will be one one-thousandth of the Current Per Share Market Price of a Preferred Share, calculated as of the Trading Day immediately prior to the date of such exercise or exchange.

(c)	*Cash in Lieu of Fractional Common Shares*. The Company is not required to issue fractions of Common Shares or to distribute certificates that evidence fractional Common Shares upon the exercise or exchange of Rights. In lieu of such fractional Common Shares, the Company may pay to the registered holders of Rights Certificates at the time such Rights are exercised or exchanged as provided herein an amount in cash equal to the same fraction of the current market value of a Common Share. For purposes of this Section 14(c), the current market value of a Common Share will be the Current Per Share Market Price of a Common Share, calculated as of the Trading Day immediately prior to the date of such exercise or exchange.

(d)	*Waiver of Fractional Rights*. Except as permitted by this Section 14, the holder of a Right, by the acceptance of such Right, expressly waives such holder's right to receive any fractional Rights or any fractional shares of any security upon the exercise or exchange of a Right.

(e)	*Procedure for Payment*. Whenever a payment for fractional Rights, Preferred Shares or Common Shares is to be made by the Rights Agent pursuant to this Plan, the Company will (i) promptly prepare and deliver to the Rights Agent a certificate setting forth in reasonable detail the facts related to such payment and the prices or formulas utilized in calculating such payments; and (ii) provide sufficient monies to the Rights Agent to make such payments. The Rights Agent will be fully protected in relying upon such certificate and will have no duty with respect thereto or the contents therein, and will not be deemed to have knowledge of any payment for fractional Rights, Preferred Shares or Common Shares pursuant to this Plan unless and until the Rights Agent has received such certificate and sufficient monies.

Section 15.	*Rights of Action*. All rights of action in respect of this Plan, except those rights of action given to the Rights Agent pursuant to this Plan, are vested in the respective registered holders of the Rights Certificates (and, prior to the Distribution Date, the registered holders of Common Shares). Any registered holder of any Rights Certificate (or, prior to the Distribution Date, any registered holder of Common Shares), without the consent of the Rights Agent or of the holder of any other Rights Certificate (or, prior to the Distribution Date, any other holder of Common Shares), may, on such holder's own behalf and for such holder's own benefit and the benefit of other holders of Rights, enforce, and may institute and maintain any suit, action or proceeding against the

Company to enforce, this Plan or otherwise act in respect of such holder's right to exercise such holder's Rights evidenced by such Rights Certificate in the manner provided in such Rights Certificate and in this Plan. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Plan and will be entitled to specific performance of the obligations of the Company, and injunctive relief against actual or threatened breaches or violations of this Plan by the Company, in each case without having to post a bond.

Section 16.   *Agreement of Rights Holders*. Every holder of a Right, by accepting the same, consents and agrees with the Company and the Rights Agent and with every other holder of a Right that:

(a)   prior to the Distribution Date, the Rights will not be evidenced by a Rights Certificate and will be transferable only in connection with the transfer of the Common Shares;

(b)   after the Distribution Date, the Rights Certificates are transferable only on the transfer books of the Rights Agent if surrendered at the office of the Rights Agent designated for such purpose, duly endorsed or accompanied by a proper instrument of transfer and with the appropriate forms and certificates fully completed;

(c)   subject to Section 6(a) and Section 7(f), the Company and the Rights Agent may deem and treat the Person in whose name the Rights Certificate (or, prior to the Distribution Date, the associated certificate for Common Shares or Book Entry Shares, as applicable) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on the Rights Certificates or the associated certificate for Common Shares or Book Entry Shares, as applicable, made by anyone other than the Company or the Rights Agent) for all purposes whatsoever, and neither the Company nor the Rights Agent (subject to Section 7(e)) will be affected by any notice to the contrary;

(d)   notwithstanding anything to the contrary in this Plan, neither the Company nor the Rights Agent will have any liability to any holder of a Right (or a beneficial interest in a Right) or other Person as a result of the inability of the Company or the Rights Agent to perform any of their respective obligations pursuant to this Plan by reason of any preliminary or permanent injunction or other order, judgment, decree or ruling (whether interlocutory or final) issued by a court of competent jurisdiction or by a governmental, regulatory, self-regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining performance of such obligation; *provided, however*, that the Company will use all reasonable efforts to have any such injunction, order, judgment, decree or ruling lifted or otherwise overturned as promptly as practicable;

(e)   Rights that are Beneficially Owned by certain Persons will, under the circumstances set forth in Section 7(e), become null and void; and

(f)   this Plan may be supplemented or amended from time to time in accordance with Section 28.

Section 17.   *Holder of Rights Certificate Not Deemed to be a Stockholder*. No holder, as such, of any Rights Certificate will be entitled to vote or receive dividends or be deemed for any purpose to be the holder of the number of one one-thousandths of a Preferred Share or any other securities of the Company that may at any time be issuable on the exercise or exchange of the Rights represented thereby, nor will anything contained herein or in any Rights Certificate be construed to confer upon the holder of any Rights Certificate, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting stockholders (except as specifically provided in Section 26), or to receive dividends or subscription rights, or otherwise, until the Rights evidenced by such Rights Certificate have been exercised or exchanged in accordance with the provisions hereof.

Section 18.   *Concerning the Rights Agent*.

(a)   *Compensation; Reimbursement; Indemnification*. The Company agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder in accordance with a mutually acceptable fee schedule and, from time to time, on demand by the Rights Agent, the reasonable and documented out-of-pocket expenses and counsel fees and other disbursements incurred by the Rights Agent in connection with the preparation, negotiation, delivery, execution, amendment and administration of this Plan and the exercise and performance of its duties hereunder, including any taxes or governmental charges imposed on it as a result of any action taken by it pursuant to this Plan (other than taxes and governmental charges on the fees payable to it). The Company also agrees to indemnify the Rights Agent for, and to hold it harmless against, any loss, liability, damage, judgment, fine, penalty, claim, demand, settlement, cost or expense (including the reasonable and documented expenses and fees of its outside counsel) incurred without gross negligence, bad faith or willful misconduct on the part of the Rights Agent (which gross negligence, bad faith or willful misconduct must be determined by a final, non-appealable judgment of a court of competent jurisdiction) for any action taken, suffered or omitted to be taken by the Rights Agent in connection with the execution, acceptance, administration, exercise and performance of its duties pursuant to this Plan, including the costs and expenses of defending against any claim of liability. Notwithstanding anything contained in this Plan to the contrary, the Right Agent's aggregate liability during any term of this Plan with respect to, arising from, or arising in connection with this Plan, or from all services provided or omitted to be provided under this Plan, whether in contract, tort or otherwise, is limited to, and shall not exceed, the amounts paid by the Company to the Rights Agent as fees and charges, but not including reimbursable expenses, during the 12 months immediately preceding the event for which recovery from the Rights Agent is being sought. In no event will the Rights Agent be liable for special, punitive, indirect, incidental or consequential loss or damage of any kind whatsoever (including lost profits), even if the Rights Agent has been advised of the possibility or likelihood of such loss or damage. The provisions of this Section 18 and Section 20 will survive the termination of this Plan, the exercise, exchange or expiration of the Rights and the resignation, replacement or removal of the Rights Agent.

(b)   *Reliance by the Rights Agent*. The Rights Agent is authorized to rely conclusively on, and will be protected and incur no liability for, or in respect of, any action taken, suffered or omitted to be taken by it in connection with its acceptance and administration of this Plan, and the exercise and performance of its duties pursuant to this Plan, in reliance upon any (i) Rights Certificate; (ii) certificate (or registration on the transfer books of the Company, including, in the case of uncertificated shares, by notation in book entry accounts reflecting ownership) for Preferred Shares, Common Shares or other securities of the Company issuable upon exercise of Rights; or (iii) instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement or other paper or document reasonably believed by it, in the absence of gross negligence, bad faith or willful misconduct (which gross negligence, bad faith or willful misconduct must be determined by a final, non-appealable judgment of a court of competent jurisdiction), to be genuine and to be duly executed and, where necessary, verified or acknowledged, by the proper Person, or otherwise upon the advice of counsel as set forth in Section 20. The Rights Agent will not be required to take notice, or be deemed to have any knowledge, of any fact, event or determination of which it was supposed to receive notice hereunder (including any dates or events defined in this Plan or the designation of any Person as an Acquiring Person or an Affiliate or

Associate of an Acquiring Person), and the Rights Agent will be fully protected and will incur no liability for failing to take action in connection therewith, unless and until it has received such notice in writing.

Section 19.   *Merger, Consolidation or Change of Name of Rights Agent.*

(a)   *Merger or Consolidation of Rights Agent.* Any Person into which the Rights Agent or any successor Rights Agent may be merged or with which it may effect a share exchange or be consolidated, or any Person resulting from any merger, share exchange or consolidation to which the Rights Agent or any successor Rights Agent is a party, or any Person succeeding to the corporate trust, stock transfer or stockholder services business of the Rights Agent or any successor Rights Agent, will be the successor to the Rights Agent pursuant to this Plan without the execution or filing of any paper or any further act on the part of any of the parties hereto so long as such Person is eligible for appointment as a successor Rights Agent pursuant to the provisions of Section 21. The purchase of all or substantially all of the Rights Agent's assets employed in the performance of this Plan, or transfer or rights agent services generally, will be deemed to be a merger, share exchange or consolidation for purposes of this Section 19. If at the time that such successor Rights Agent succeeds to the agency created by this Plan any of the Rights Certificates have been countersigned but not delivered, then any such successor Rights Agent may adopt the countersignature of any predecessor Rights Agent and deliver such Rights Certificates so countersigned, and if at that time any of the Rights Certificates have not been countersigned, then any successor Rights Agent may countersign such Rights Certificates either in the name of the predecessor Rights Agent or in the name of the successor Rights Agent. In all such cases, such Rights Certificates will have the full force and effect provided in the Rights Certificates and in this Plan.

(b)   *Change of Name of Rights Agent.* If at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates have been countersigned but not delivered, then the Rights Agent may adopt the countersignature under its prior name and deliver such Rights Certificates so countersigned, and if at any time any of the Rights Certificates have not have been countersigned, then the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name. In all such cases, such Rights Certificates will have the full force and effect provided in the Rights Certificates and in this Plan.

Section 20.   *Duties of Rights Agent.* The Rights Agent undertakes to perform only the duties and obligations expressly imposed by this Plan (and no implied duties or obligations) upon the following terms and conditions, all of which the Company and the holders of Rights Certificates, by their acceptance thereof, will be bound:

(a)   Before the Rights Agent acts or refrains from acting, the Rights Agent may consult with legal counsel that it selects (who may be legal counsel for the Company or an employee of the Rights Agent), and the advice or opinion of such counsel will be full and complete authorization and protection to the Rights Agent, and the Rights Agent will incur no liability for or in respect of, any action taken, suffered or omitted to be taken by it in the absence of gross negligence, bad faith or willful misconduct (which gross negligence, bad faith or willful misconduct must be determined by a final, non- appealable judgment of a court of competent jurisdiction) in accordance with such advice or opinion.

(b)   Whenever in the performance of its duties pursuant to this Plan the Rights Agent deems it necessary or desirable that any fact or matter (including the identity of any Acquiring Person and the determination of the Current Per Share Market Price of any security) be proved or established by the Company prior to taking, suffering or omitting to take any action hereunder, such fact or matter (unless other evidence in respect thereof is specifically prescribed herein) may be deemed to be conclusively proved and established by a certificate signed by any one of the Chairman of the Board, Chief Executive Officer, President, Chief Financial Officer, Secretary, Assistant Secretary or any Senior Vice President of the Company and delivered to the Rights Agent, and such certificate will be full and complete authorization and protection to the Rights Agent, and the Rights Agent will incur no liability for or in respect of any action taken, suffered or omitted to be taken in the absence of gross negligence, bad faith or willful misconduct (which gross negligence, bad faith or willful misconduct must be determined by a final, non-appealable judgment of a court of competent jurisdiction) by it pursuant to the provisions of this Plan in reliance upon such certificate.

(c)   The Rights Agent will not be liable hereunder for or by reason of any of the statements of fact or recitals contained in this Plan, the Rights Certificates or any certificate (or registration on the transfer books of the Company, including, in the case of uncertificated shares, by notation in book entry accounts reflecting ownership) for Preferred Shares, Common Shares or other securities of the Company issuable upon exercise of Rights, or be required to verify the same (except, in each case, its countersignature thereof, if applicable), and all such statements and recitals are and will be deemed to have been made by the Company only.

(d)   The Rights Agent will not (i) have any liability for or be under any responsibility in respect of the validity of this Plan or the execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any Rights Certificate (except its countersignature thereof) or any certificate (or registration on the transfer books of the Company, including, in the case of uncertificated shares, by notation in book entry accounts reflecting ownership) for Preferred Shares, Common Shares or other securities of the Company issuable upon exercise of Rights (except, in each case, its countersignature thereof, if applicable); (ii) be responsible for any change in the exercisability or exchangeability of Rights (including certain Rights becoming null and void pursuant to Section 7(e)), except with respect to the exercise of Rights evidenced by Rights Certificates after notice of such change has been provided by the Company; (iii) be responsible for any breach by the Company of any covenant or failure by the Company to satisfy any condition contained in this Plan or any Rights Certificate; (iv) be responsible for (A) any adjustment or change required pursuant to Section 3, Section 11, Section 13, Section 23 or Section 24; (B) the manner, method or amount of any such adjustment or change; or (C) ascertaining the existence of facts that would require any such adjustment or change (except with respect to the exercise of Rights evidenced by Rights Certificates after receipt by the Rights Agent of a certificate furnished pursuant to Section 12 describing such adjustment or change); (v) be responsible for any determination by the Board of the Current Per Share Market Price of any security pursuant to this Plan; or (vi) by any act hereunder be deemed to make any representation or warranty as to the authorization or reservation of any securities to be issued pursuant to this Plan or any Rights Certificate or as to whether any such securities will, when issued, be duly and validly authorized and issued and fully paid and nonassessable.

(e)   The Company agrees that it will perform, execute, acknowledge and deliver, or cause to be performed, executed, acknowledged and delivered, all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of its duties pursuant to this Plan.

(f)   The Rights Agent is hereby authorized and directed to accept instructions with respect to the performance of its duties hereunder from any of the Chairman of the Board, Chief Executive Officer, President, Chief Financial Officer, Secretary, Assistant Secretary or any Senior Vice President of the Company, and it is authorized to apply to any such director or officer for advice or instructions in connection with its duties pursuant to this Plan. Such advice and instructions will be full and complete authorization and protection to the Rights Agent, and the Rights Agent will not be liable for or in respect of any action taken, suffered or omitted to be taken by it in accordance with the written advice or instructions of any such director or officer or for any delay in acting while waiting for those instructions, in each case in the absence of its own gross negligence, bad faith or willful misconduct (which gross negligence, bad faith or willful misconduct must be determined by a final, non-appealable judgment of a court of competent jurisdiction). The Rights Agent will be fully and completely authorized and protected in relying on the latest-dated instructions received from any such director or officer. Any application by the Rights Agent for written instructions from the Company may, at the option of the Rights Agent, set forth in writing any action proposed to be taken, suffered or omitted to be taken by the Rights Agent pursuant to this Plan and the date on or after which such action will be taken, suffered or omitted to be taken. The Rights Agent will not be liable for any action taken or suffered by, or omission of, the Rights Agent in accordance with a proposal included in any such application on or after (but not including) the date specified in such application (which date must not be less than five Business Days after, but not including, the date on which any such director or officer of the Company actually receives such application, unless any such director or officer has consented in writing to an earlier date) unless, prior to taking or suffering any such action (or the effective date in the case of an omission), the Rights Agent has received, in response to such application, written instructions with respect to the proposed action or omission specifying a different action to be taken, suffered or omitted to be taken.

(g)   In the event that the Rights Agent believes any ambiguity or uncertainty exists under this Plan or in any notice, instruction, direction, request or other communication, paper or document received by the Rights Agent under this Plan, the Rights Agent, may, in its sole discretion, refrain from taking any action, and shall be fully protected and shall not be liable in any way to Company, the holder of any Rights Certificate or Book Entry Shares or any other person for refraining from taking such action, unless the Rights Agent receives written instructions signed by the Company that eliminates such ambiguity or uncertainty to the satisfaction of the Rights Agent.

(h)   The Rights Agent and any member, stockholder, director, officer, employee or Affiliate of the Rights Agent (in each case, other than an Acquiring Person) may buy, sell or deal in any of the Rights or other securities of the Company or become pecuniarily interested in any transaction in which the Company may be interested, or contract with or lend money to the Company or otherwise act as fully and freely as though it were not the Rights Agent pursuant to this Plan. Nothing herein will preclude the Rights Agent or any such member, stockholder, director, officer, employee or Affiliate from acting in any other capacity for the Company or for any other Person.

(i)   The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself (including through its directors, officers and employees) or by or through its attorneys or agents, and the Rights Agent will not be answerable or accountable for any act, omission, default, neglect or misconduct of any such attorneys or agents or for any loss to the Company, to the holders of Rights or to any other Person resulting from any such act, omission, default, neglect or misconduct in the absence of gross negligence, bad faith or willful misconduct in the selection and continued employment thereof (which gross negligence, bad faith or willful misconduct must be determined by a final, non-appealable judgment of a court of competent jurisdiction).

(j)   No provision of this Plan requires the Rights Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder (other than costs and expenses incurred by the Rights Agent in providing services to the Company in the ordinary course of its business as the Rights Agent and for which the Rights Agent shall be compensated pursuant to Section 18) or in the exercise of its rights if it reasonably believes that repayment of such funds or adequate indemnification against such risk or liability is not reasonably assured to it.

(k)   If, with respect to any Rights Certificate surrendered to the Rights Agent for exercise or transfer, the certificate contained in the form of election to purchase or form of assignment, as the case may be, has either (i) not been properly completed or (ii) indicates an affirmative response to clause (1) or clause (2) thereof, then the Rights Agent will not take any further action with respect to such requested exercise or transfer without first consulting with the Company; *provided, however*, that the Rights Agent shall not be liable for any delays arising from the duties under this Section 20(k).

(l)   From time to time after the Distribution Date, upon the written request of the Company, the Rights Agent will promptly deliver to the Company a list, as of the most recent practicable date (or as of such earlier date as may be specified by the Company), of the record holders of Rights and Rights Certificates.

(m)   The Rights Agent will not be required to take notice or be deemed to have notice of any fact, event or determination (including any dates or events defined in this Plan or the designation of any Person as an Acquiring Person or an Affiliate or Associate of an Acquiring Person) pursuant to this Plan unless and until the Rights Agent is specifically notified in writing of such fact, event or determination by the Company or by receipt of a properly completed and duly executed Rights Certificate (and form of election to purchase or form of assignment).

(n)   The Rights Agent may rely on and be fully authorized and protected in acting or failing to act upon (i) any guaranty of signature by an "eligible guarantor institution" that is a member or participant in the Securities Transfer Agents Medallion Program or other comparable "signature guarantee program" or insurance program in addition to, or in substitution for, the foregoing; or (ii) any law, act, regulation or any interpretation of the same even though such law, act or regulation may thereafter have been altered, changed, amended or repealed.

(o)   The Rights Agent shall not be liable or responsible for any failure of the Company to comply with any of its obligations relating to any registration statement filed with the Securities and Exchange Commission or this Plan, including obligations under applicable regulation or law.

Section 21.   *Change of Rights Agent*. The Rights Agent or any successor Rights Agent may resign and be discharged from its duties pursuant to this Plan upon 30 days' written notice to the Company (or such lesser notice as is acceptable to the Company) and to each transfer agent of the Preferred Shares and the Common Shares (in the event that the Rights Agent or one of its Affiliates is not also such transfer agent), delivered to the Company in accordance with Section 27. In the event that any transfer agency relationship in effect between the Company and the Rights Agent or any of its Affiliates terminates, the Rights Agent will be deemed to have automatically resigned, and be discharged from its duties pursuant to this Plan, on the effective date of such termination, and the Company will be responsible for sending any required notices. The Company may remove the Rights Agent or any successor Rights Agent, with or without cause, upon 30 days' notice in writing to the Rights Agent or any successor Rights Agent, as the case may be, and to each transfer agent of the Preferred Shares and the Common Shares (in the event that the Rights Agent or one of its Affiliates is not also such transfer agent), delivered to the Rights Agent in accordance with Section 27. If the Rights Agent resigns or is removed or otherwise becomes incapable of acting, then the resigning, removed or incapacitated Rights Agent must remit to the Company, or to any successor Rights Agent, all books, records, funds (other than any funds owed to the Rights Agent or its Affiliates under this Plan or under any other agreement or arrangement with the Company or its Affiliates), certificates or other documents or instruments of any kind then in its possession that were acquired by such resigning, removed or incapacitated Rights Agent in connection with its services as the Rights Agent; *provided, however*, that the Rights Agent may keep copies of same in accordance with applicable law or its document retention policies or conventions. Following such removal, resignation or incapacity of the Rights Agent, the Company will appoint a successor to the Rights Agent. If the Company fails to make such appointment within a period of 30 days after giving written notice of such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent or by the registered holder of a Rights Certificate (who must, together with such notice, submit such registered holder's Rights Certificate for inspection by the Company), then such registered holder or the incumbent Rights Agent may apply, at the Company's expense, to a court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Company or by such court, must be either (a) a Person organized, in good standing and doing business pursuant to the laws of the United States or any state of the United States that is authorized pursuant to such laws to exercise corporate trust, stock transfer or stockholder services, is subject to supervision or examination by federal or state authorities and has at the time of its appointment as Rights Agent a combined capital and surplus of at least $50,000,000 or (b) an Affiliate or direct or indirect wholly owned Subsidiary of such Person. After appointment, the successor Rights Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed, and the predecessor Rights Agent must deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for such purpose, but such predecessor Rights Agent shall not be required to make any additional expenditure or assume any additional liability in connection with the foregoing. Not later than the effective date of any such appointment, the Company will file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Preferred Shares and the Common Shares (in the event that the Rights Agent or one of its Affiliates is not also such transfer agent), and deliver such notice to the holders of Rights Certificates in accordance with Section 27. Notwithstanding anything to the contrary in this Plan, failure to give any notice provided for in this Section 21, or any defect therein, will not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be. Upon appointment, any successor Rights Agent will, unless the context requires otherwise, be deemed to be the Rights Agent for all purposes of this Plan.

Section 22.   *Issuance of New Rights Certificates*. Notwithstanding anything to the contrary in this Plan or the Rights, the Company may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by the Board to reflect any adjustment or change in the Exercise Price and the number or kind or class of shares or other securities or property purchasable pursuant to the Rights Certificates made in accordance with the provisions of this Plan. In addition, in connection with the issuance or sale of Common Shares following the Distribution Date and prior to the Expiration Date, the Company will, with respect to Common Shares so issued or sold (whether pursuant to the exercise of stock options or pursuant to any employee benefit plan or arrangement or upon the exercise, conversion or exchange of other securities of the Company outstanding as of the Rights Dividend Declaration Date or upon the exercise, conversion or exchange of securities issued by the Company after the Rights Dividend Declaration Date (except, in each case, as may otherwise be provided in the instruments governing such securities)), and may, in any other case, if deemed necessary or appropriate by the Board, issue Rights Certificates representing the appropriate number of Rights in connection with such issuance or sale; *provided, however*, that (a) no such Rights Certificate will be issued if, and to the extent that, the Company is advised by counsel that such issuance would create a significant risk of or result in material adverse tax consequences to the Company or the Person to whom such Rights Certificate would be issued or would create a significant risk of or result in such options or employee plans or arrangements failing to qualify for otherwise available special tax treatment; (b) no such Rights Certificate will be issued if, and to the extent that, appropriate adjustment will otherwise have been made in lieu of the issuance thereof; and (c) the Company will have no obligation to distribute Rights Certificates to any Acquiring Person, Affiliate or Associate of an Acquiring Person, Post-Event Transferee, Pre-Event Transferee, Subsequent Transferee or any nominee of any of the foregoing.

Section 23.   *Redemption*.

(a)   *Right to Redeem*. The Board may, at its option, at any time prior to the earlier of (i) the Distribution Date or (ii) the Close of Business on the Final Expiration Date, redeem all but not less than all of the then outstanding Rights at a redemption price of $0.01 per Right, as such amount may be appropriately adjusted to reflect any stock split, stock dividend, recapitalization or similar transaction occurring after the Rights Dividend Declaration Date (such redemption price, the "**Redemption Price**"). Notwithstanding anything to the contrary in this Plan, the Rights will not be exercisable after the first occurrence of a Section 11(a)(ii) Event until such time as the Company's right of redemption pursuant to this Section 23 has expired. The Company may, at its option, pay the Redemption Price in Common Shares (based on the Current Per Share Market Price of Common Shares at the time of redemption), cash or any other form of consideration deemed appropriate by the Board, in its sole discretion, to be at least equivalent to the Redemption Price. Such redemption of the Rights by the Board may be made effective at such time, on such basis and with such conditions as the Board in its sole discretion may establish. The date on which the Board elects to make the redemption effective is referred to as the "**Redemption Date**."

(b)   *General Redemption Procedures*. Immediately upon the action of the Board ordering the redemption of the Rights (or at such later time as the Board may establish for the effectiveness of such redemption), evidence of which will have been filed with the Rights Agent, and without any further action and without any notice, the right to exercise the Rights will terminate and the only right thereafter of the holders of Rights will be to receive the Redemption Price for each Right so held. The Company will promptly give public notice of any such redemption (with prompt written notice thereof also provided to the Rights Agent). Promptly after the action of the Board ordering the redemption of the Rights, the Company will give, or cause to be given, notice of such redemption to the holders of Rights Certificates in accordance with Section 27; *provided, however*, that any notice that is so provided will be deemed given, whether or not the holder receives the notice. Each such notice of redemption must state the method by which the payment of the Redemption Price is to be made. The failure to give, or any defect in, any notice required by this Section 23 will not affect the legality or validity of the action taken by the Board or of the redemption.

(c)   *Discharge of Obligations*. Notwithstanding anything to the contrary in this Plan, in the event of a redemption pursuant to Section 23(a), the Company may, at its option, discharge all of its obligations with respect to the Rights by (i) issuing a press release or making a publicly-available filing with the Securities and Exchange Commission announcing the manner of redemption of the Rights and (ii) mailing payment of the Redemption Price to the holders of Rights at the addresses of such holders as shown on the transfer books of the Rights Agent or, prior to the Distribution Date, on the transfer books of the Company or the transfer agent for the Common Shares, and upon such action, all outstanding Rights Certificates will be null and void without any further action by the Company.

(d)   *Prohibited Purchases*. Notwithstanding anything to the contrary in this Plan, neither the Company nor any of its Affiliates or Associates may redeem, acquire or purchase for value any Rights at any time in any manner other than as specifically set forth in this Section 23 or in Section 24, or other than in connection with the purchase or repurchase of Common Shares prior to the Distribution Date.

Section 24.   *Exchange*.

(a)   *Exchange of Common Shares for Rights*. The Board may, at its option, at any time after any Person becomes an Acquiring Person, exchange all or part of the then outstanding and exercisable Rights (which will not include Rights that have become null and void pursuant to the provisions of Section 7(e)) for Common Shares at an exchange ratio of one Common Share per Right, appropriately adjusted to reflect any stock split, stock dividend, recapitalization or similar transaction occurring after the Rights Dividend Declaration Date (such exchange ratio, the "**Exchange Ratio**," and such determination by the Board to effect such exchange, an "**Exchange Determination**"). Notwithstanding the foregoing, the Board is not empowered to effect an Exchange Determination at any time after any Person (other than any Excluded Person or any Exempt Person), together with all Affiliates and Associates of such Person, becomes the Beneficial Owner of 50% or more of the Common Shares then outstanding. Notwithstanding the foregoing, from and after the occurrence of a Section 13 Event, any Rights that theretofore have not been exchanged pursuant to this Section 24(a) will thereafter be exercisable only in accordance with Section 13 and may not be exchanged (or eligible for exchange) pursuant to this Section 24(a).

(b)   *Exchange Procedures*.

(i)   Immediately following an Exchange Determination and without any further action or notice, the right to exercise such Rights will terminate and the only right thereafter of a holder of such Rights is to receive that number of Common Shares equal to the number of such Rights held by such holder multiplied by the Exchange Ratio. The Company will promptly give public notice of any such exchange (with prompt written notice thereof also provided to the Rights Agent), and thereafter will promptly give, or cause to be given, notice of such exchange to the holders of the then outstanding Rights (other than Rights that have become null and void pursuant to the provisions of Section 7(e)) by mailing such notice, in accordance with Section 27; *provided, however*, that any notice that is so provided will be deemed given, whether or not the holder receives the notice. Each such notice of exchange must state the method by which the exchange of Common Shares for Rights is to be effected (including the actions that must be taken by the holders of Rights to receive Common Shares in exchange for Rights) and, in the event of any partial exchange, the number of Rights that are to be exchanged. Any partial exchange will be effected pro rata based on the number of Rights (other than Rights that have become null and void pursuant to the provisions of Section 7(e)) held by each holder of Rights. Following an Exchange Determination, the Company may implement such procedures as it deems appropriate, in its sole discretion, to minimize the possibility that any Common Shares (or other consideration) issuable pursuant to this Section 24 are received by Persons whose Rights are null and void pursuant to Section 7(e). Prior to effecting any exchange, the Company may require, or cause the trustee of the Trust to require, as a condition thereof, that any registered holder of Rights provide such evidence (including the identity of the Beneficial Owner (or former Beneficial Owner) thereof and the Affiliates or Associates of such Beneficial Owner or former Beneficial Owner) as the Company may reasonably request in order to determine if such Rights are null and void pursuant to Section 7(e). If such registered holder does not comply with the foregoing requirements, then the Company will be entitled to conclusively deem such Rights to be Beneficially Owned by an Acquiring Person (or an Affiliate or Associate of an Acquiring Person, a Post-Event Transferee, a Pre-Event Transferee, a Subsequent Transferee or any nominee of any of the foregoing) and, accordingly, such Rights will be null and void and not exchangeable in connection herewith. Any Common Shares (or other securities) issued at the direction of the Board in connection with an Exchange Determination will be duly and validly authorized and issued and fully paid and nonassessable, and the Company will be deemed to have received as consideration for such issuance a benefit having a value that is at least equal to the aggregate par value of the Common Shares (or other securities) so issued. The failure to give, or any defect in, any notice required by this Section 24 will not affect the legality or validity of the action taken by the Board or of such exchange.

(ii)   The exchange of the Rights pursuant to Section 24(a) may be made effective at such time, on such basis and with such conditions as the Board, in its sole discretion, may establish. Without limiting the foregoing, prior to effecting an exchange pursuant to Section 24(a), the Board may direct the Company to enter into a trust agreement in such form and with such terms as the Board approves (the "**Trust Agreement**"). If the Board so directs, then the Company must enter into the Trust Agreement and must issue to the trust created by such agreement (the "**Trust**") all of the Common Shares (or other consideration) issuable pursuant to the exchange (or any portion thereof that has not theretofore been issued in connection with the exchange). From and after the time at which such Common Shares (or other consideration) are issued to the Trust, all stockholders then entitled to receive Common Shares (or other consideration) pursuant to the exchange will be entitled to receive such shares or consideration (and any dividends or distributions made thereon after the date on which such shares or consideration are deposited into the Trust) only from the Trust and solely upon compliance with the relevant terms and provisions of the Trust Agreement.

(c)   *Insufficient Shares*. In the event that there are not sufficient Common Shares issued but not outstanding or authorized but unissued to permit any exchange of Rights as contemplated in accordance with Section 24(a), then the Company will either take such action as may be necessary to authorize additional Common Shares for issuance upon exchange of the Rights or alternatively, at the option of the Board, with respect to each Right (i) pay cash in an amount equal to the Current Exchange Value in lieu of issuing Common Shares in exchange therefor; (ii) issue debt or equity securities (or a combination thereof) having a value equal to the Current Exchange Value in lieu of issuing Common Shares in exchange for each such Right, where the value of such securities will be determined by the Board based upon the advice of a nationally recognized investment banking firm selected by the Board, which determination will be described in a written statement filed with the Rights Agent and will be binding on the Rights Agent and the holders of Rights; or (iii) deliver any combination of cash, property, Common Shares, Preferred Shares, Equivalent Shares or other securities having a value equal to the Current Exchange Value in exchange for each Right. To the extent that the Company determines that some action need be taken pursuant to this Section 24(c), then the Board may temporarily suspend the exercisability of the Rights for a period of up to 120 days following the date on which the Exchange Determination has occurred in order to seek any authorization of additional Common Shares or to decide the appropriate form of distribution to be made pursuant to the above provision and to determine the value thereof. Upon any such suspension, the Company will issue a public announcement stating, and notify the Rights Agent in writing, that the exercisability of the Rights has been temporarily suspended, as well as issue a public announcement, and notify the Rights Agent in writing, at such time as the suspension is no longer in effect.

(d)   *Cash in Lieu of Fractional Common Shares*. In connection with an Exchange Determination, the Company will not be required to issue fractions of Common Shares or to distribute certificates that evidence fractional Common Shares. In lieu of such fractional Common Shares, the Company may pay to the registered holders of Rights Certificates with regard to which such fractional Common Shares would otherwise be issuable an amount in cash equal to the same fraction of the Current Per Share Market Price of a Common Share, calculated as of the Trading Day immediately prior to the date of the Exchange Determination

Section 25.   *Process to Seek Exemption Prior to Trigger Event*.

(a)   *Waiver Prior to a Shares Acquisition Date*. Any Person who desires to effect any acquisition of Common Stock that would, if consummated, result in such Person beneficially owning 4.9% or more of the then outstanding Common Shares (a "**Requesting Person**") may, prior to the Shares Acquisition Date and in accordance with this Section 25(a), request that the Board grant an exemption with respect to such acquisition under this Plan so that such Person would be deemed to be an "Exempt Person" for purposes of this Plan (an "**Exemption Request**"). An Exemption Request must be in proper form and must be delivered by overnight delivery service or first-class mail, postage prepaid, to the Secretary of the Company at the principal executive office of the Company. The Exemption Request must be deemed made upon receipt by the Secretary of the Company. To be in proper form, an Exemption Request must set forth (i) the name and address of the Requesting Person, (ii) the number and percentage of Common Shares then Beneficially Owned by the Requesting Person, together with all Affiliates and Associates of the Requesting Person, and (iii) a reasonably detailed description of the transaction or transactions by which the Requesting Person would propose to acquire Beneficial Ownership of Common Shares aggregating 4.9%

or more of the then outstanding Common Shares and the maximum number and percentage of shares of Common Shares that the Requesting Person proposes to acquire. The Board will make a determination whether to grant an exemption in response to an Exemption Request as promptly as practicable (and, in any event, within ten (10) Business Days) after receipt thereof; *provided, however*, that the failure of the Board to make a determination within such period will be deemed to constitute the denial by the Board of the Exemption Request. The Requesting Person must respond promptly to reasonable and appropriate requests for additional information from the Board and its advisors to assist the Board in making its determination.

For purposes of considering the Exemption Request, any calculation of the number of Common Shares outstanding at any particular time, including for purposes of determining the particular percentage of such outstanding Common Shares of which any Person is the Beneficial Owner, will be made pursuant to and in accordance with Section 382. The Board will only grant an exemption in response to an Exemption Request if the Board determines in its sole discretion that the acquisition of Beneficial Ownership of Common Shares by the Requesting Person (A) will not adversely impact in any material respect the time period in which the Company could use the Tax Benefits or limit or impair the availability to the Company of the Tax Benefits; or (B) is in the best interests of the Company despite the fact that it may adversely impact in a material respect the time period in which the Company could use the Tax Benefits or limit or impair the availability to the Company of the Tax Benefits. Any exemption granted hereunder may be granted in whole or in part, and may be subject to limitations or conditions (including a requirement that the Requesting Person agree that it will not acquire Beneficial Ownership of Common Shares in excess of the maximum number and percentage of shares approved by the Board), in each case as and to the extent the Board determines necessary or desirable to provide for the protection of the Tax Benefits. Any Exemption Request may be submitted on a confidential basis and, except to the extent required by applicable law, the Company will maintain the confidentiality of such Exemption Request and the Board's determination with respect thereto, unless the information contained in the Exemption Request or the Board's determination with respect thereto otherwise becomes publicly available. The Exemption Request will be considered and evaluated by directors serving on the Board who are independent of the Company and the Requesting Person and disinterested with respect to the Exemption Request, and the action of a majority of such independent and disinterested directors will be deemed to be the determination of the Board for purposes of such Exemption Request.

(b)   *Waiver Subsequent to Shares Acquisition Date*. The Board may, of its own accord or upon the request of a stockholder (a "**Waiver Request**"), subsequent to a Shares Acquisition Date and prior to the Distribution Date, and in accordance with this Section 25(b), grant an exemption with respect to any Acquiring Person under this Plan so that such Acquiring Person would be deemed to be an "Exempt Person" for purposes of this Plan. A Waiver Request must be in proper form and must be delivered by overnight delivery service or first-class mail, postage prepaid, to the Secretary of the Company at the principal executive office of the Company. The Waiver Request will be deemed made upon receipt by the Secretary of the Company. To be in proper form, a Waiver Request must set forth (i) the name and address of the Acquiring Person, (ii) the number and percentage of Common Shares then Beneficially Owned by the Acquiring Person, together with all Affiliates and Associates of the Acquiring Person, and (iii) a reasonably detailed description of the transaction or transactions by which the Acquiring Person acquired Beneficial Ownership of Common Shares aggregating 4.9% or more of the then outstanding Common Stock and the maximum number and percentage of Common Shares that the Acquiring Person proposes to acquire. The Board will make a determination whether to grant an exemption in response to a Waiver Request as promptly as practicable (and, in any event, within 10 Business Days) after receipt thereof; *provided, however*, that the failure of the Board to make a determination within such period will be deemed to constitute the denial by the Board of the Waiver Request. The Acquiring Person must respond promptly to reasonable and appropriate requests for additional information from the Board and its advisors to assist the Board in making its determination. For purposes of considering the Waiver Request, any calculation of the number of Common Shares outstanding at any particular time, including for purposes of determining the particular percentage of such outstanding Common Shares of which any Person is the Beneficial Owner, will be made pursuant to and in accordance with Section 382. The Board will only grant an exemption for an Acquiring Person if the Board determines in its sole discretion that the acquisition of Beneficial Ownership of Common Stock by such Acquiring Person does not adversely impact in any material respect the time period in which the Company could use the Tax Benefits or limit or impair the availability to the Company of the Tax Benefits. Any exemption granted hereunder may be granted in whole or in part, and may be subject to limitations or conditions (including a requirement that such Acquiring Person agree that it will not acquire Beneficial Ownership of Common Shares in excess of the maximum number and percentage of shares approved by the Board), in each case as and to the extent the Board determines necessary or desirable to provide for the protection of the Tax Benefits. The facts and circumstances with respect to the Triggering Event, including whether to grant an exemption, will be considered and evaluated by directors serving on the Board, or a duly constituted committee thereof, who are independent of the Company and such Acquiring Person and disinterested with respect to the Triggering Event, and the action of a majority of such independent and disinterested directors will be deemed to be the determination of the Board for purposes of any exemption granted pursuant to this Section 25(b).

Section 26. *Notice of Certain Events*.

(a) *Certain Distributions*. If the Company proposes, at any time after the Distribution Date, to (i) declare or pay any dividend payable in stock of any class to the holders of Preferred Shares or to make any other distribution to the holders of Preferred Shares (other than a regular quarterly or periodic cash dividend out of earnings or retained earnings of the Company); (ii) offer to the holders of Preferred Shares rights or warrants to subscribe for or to purchase any additional Preferred Shares or shares of stock of any class or any other securities, rights or options; (iii) effect any reclassification of the Preferred Shares (other than a reclassification involving only the subdivision of outstanding Preferred Shares); (iv) effect any share exchange, consolidation or merger into or with any other Person (other than a wholly owned Subsidiary of the Company in a transaction that complies with Section 11(l)); (v) effect any sale or other transfer (or permit one or more of its Subsidiaries to effect any sale or other transfer), in one transaction or a series of related transactions, of more than 50% of the assets, cash flow or earning power of the Company and its Subsidiaries (taken as a whole) to any other Person; (vi) effect the liquidation, dissolution or winding up of the Company; (vii) declare or pay any dividend on the Common Shares payable in Common Shares; or (viii) effect a subdivision, combination or consolidation of the Common Shares (by reclassification or otherwise than by payment of dividends in Common Shares), then, in each such case, the Company will give written notice of such proposed action to the Rights Agent and the holders of Rights Certificates in accordance with Section 27, which notice must specify the record date for the purposes of such stock dividend, distribution of rights or warrants, or the date on which such subdivision, combination, reclassification, share exchange, consolidation, merger, sale, transfer, liquidation, dissolution or winding up is to take place and the date of participation therein by the holders of Preferred Shares or Common Shares, if any such date is to be fixed, and such notice must be so given in the case of any action covered by clause (i) or (ii) above at least 10 Business Days prior to but not including the record date for determining holders of Preferred Shares for purposes of such action, and in the case of any such other action, at least 10 Business Days prior to but not including the date of the taking of such proposed action or the date of participation therein by the holders of Preferred Shares or Common Shares, whichever is earlier.

(b) *Certain Events*. If any Triggering Event has occurred, then (i) the Company will as soon as practicable thereafter give, or cause to be given, to each holder of Rights Certificates a notice in accordance with Section 27 of the occurrence of such Triggering Event, which notice must specify the event and the consequences of the event to holders of Rights pursuant to Section 11(a)(ii) or Section 13; and (ii) all references in this Section 26 to Preferred Shares will thereafter be deemed to be references to Common Shares or, if appropriate, other securities.

Section 27.   *Notices*. Notices or demands authorized by this Plan to be given or made by the Rights Agent or by the holder of any Rights Certificate (or, prior to the Distribution Date, of any Common Share) to or on the Company will be sufficiently given or made if in writing and when sent by a recognized national overnight delivery service or first-class mail, postage prepaid, addressed (in each case, until another address is filed in writing with the Rights Agent by the Company) as follows:

> Aviat Networks, Inc.
> 200C Parker Dr. Suite 100A Austin
> Texas 78728
> Attn: Erin Boase, Vice President, Legal Affairs

Subject to the provisions of Section 21, any notice or demand authorized by this Plan to be given or made by the Company or by the holder of any Rights Certificate (or, prior to the Distribution Date, of any Common Share) to or on the Rights Agent will be sufficiently given or made if in writing and sent by a recognized national overnight delivery service or first-class mail, postage prepaid, addressed (in each case, until another address is filed in writing with the Company by the Rights Agent) as follows:

> Computershare Inc.
> 150 Royall Street
> Canton, MA 02021
> Attn: Client Services

Notices or demands authorized by this Plan to be given or made by the Company or the Rights Agent to the holders of Rights or Rights Certificates (or, if prior to the Distribution Date, to the holders of Common Shares) will be sufficiently given or made if in writing and when sent by a recognized national overnight delivery service or first-class mail, postage prepaid, addressed to such holder at the address of such holder as shown on the transfer books of the Rights Agent or the Company or the transfer agent for the Common Shares. Any notice that is sent or mailed in the manner herein provided will be deemed given whether or not the holder receives the notice. Notwithstanding anything to the contrary in this Plan, prior to the Distribution Date, the issuance of a press release or the making of a publicly-available filing by the Company with the Securities and Exchange Commission will constitute sufficient notice by the Rights Agent or the Company to the holders of securities of the Company, including the Rights, for all purposes of this Plan and no other notice need be given.

Section 28.   *Supplements and Amendments*. Prior to the occurrence of a Distribution Date, the Company may in its sole discretion supplement or amend this Plan in any respect without the approval of any holders of Rights Certificates, Preferred Shares or Common Shares, and the Rights Agent must, if the Company so directs, execute such supplement or amendment. From and after the occurrence of a Distribution Date, the Company and the Rights Agent may from time to time supplement or amend this Plan without the approval of any holders of Rights Certificates in order to (i) cure any ambiguity; (ii) correct or supplement any provision contained herein that may be defective or inconsistent with any other provisions herein or otherwise defective, including any change in order to satisfy any applicable law, rule or regulation; (iii) shorten or lengthen any time period hereunder; or (iv) change or supplement the provisions hereunder in any manner that the Company may deem necessary or desirable and that does not adversely affect the interests of the Rights Agent or the holders of Rights (other than an Acquiring Person, an Affiliate or Associate of an Acquiring Person, a Post-Event Transferee, a Pre-Event Transferee, a

Subsequent Transferee or any nominee of any of the foregoing), including extending the Final Expiration Date; *provided, however*, that this Plan may not be supplemented or amended to lengthen, pursuant to clause (iii) of this sentence, a time period relating to when the Rights may be redeemed at a time when the Rights are not then redeemable; *provided further, however*, that the right of the Board to extend the Distribution Date does not require any amendment or supplement hereunder. Upon the delivery of a certificate from the Chairman of the Board, Chief Executive Officer, President, Chief Financial Officer, Secretary, Assistant Secretary or any Senior Vice President of the Company that states that the proposed supplement or amendment is in compliance with the terms of this Section 28. Notwithstanding anything to the contrary in this Plan, the Rights Agent may, but will not be required to, execute any such supplement or amendment that it has determined would adversely affects its rights, duties, obligations or immunities under this Plan. No supplement or amendment to this Plan shall be effective unless duly executed by the Rights Agent. Prior to the Distribution Date, the interests of the holders of Rights and Rights Certificates will be deemed to be coincident with the interests of the holders of Common Shares.

Section 29.   *Successors*. All the covenants and provisions of this Plan by or for the benefit of the Company or the Rights Agent will bind and inure to the benefit of their respective successors and assigns hereunder.

Section 30.   *Determinations and Actions by the Board*. Without limiting any of the rights and immunities of the Rights Agent, the Board (or an authorized committee thereof) has the exclusive power and authority to administer this Plan and to exercise all rights and powers specifically granted to the Board or the Company pursuant hereto, or as may be necessary or advisable in the administration of this Plan, including the right and power to (a) interpret the provisions of this Plan and (b) make all determinations deemed necessary or advisable for the administration of this Plan (including a determination as to whether to redeem the Rights or to amend this Plan). All such actions, calculations, interpretations and determinations (including, for purposes of clause (ii) below, all omissions with respect to the foregoing) that are done or made by the Board (or an authorized committee thereof) in good faith will (i) be final, conclusive and binding on the Company, the Rights Agent (except with respect to the rights, obligations, duties and immunities of the Rights Agent under this Plan), the holders of Rights Certificates and all other Persons; and (ii) not subject the Board (or an authorized committee thereof) or any of the directors serving on the Board to any liability to any Person, including the Rights Agent and the holders of Rights Certificates. In administering this Plan and exercising the rights and powers specifically granted to the Board and to the Company hereunder, and in interpreting this Plan and making any determination hereunder, the Board (or an authorized committee thereof) may consider any and all facts, circumstances or information that it deems to be necessary, useful or appropriate. The Rights Agent is always entitled to assume that the Board acted in good faith and will be fully protected and incur no liability in reliance thereon.

Section 31.   *Benefits of this Plan*. Nothing in this Plan may be construed to give to any Person other than the Company, the Rights Agent and the registered holders of Rights Certificates (and, prior to the Distribution Date, the registered holders of Common Shares) any legal or equitable right, remedy or claim pursuant to this Plan. This Plan is for the sole and exclusive benefit of the Company, the Rights Agent and the registered holders of Rights Certificates (and, prior to the Distribution Date, the registered holders of Common Shares).

Section 32.   *Severability*. If any term, provision, covenant or restriction of this Plan is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Plan will remain in full force and effect and will in no way be affected, impaired or invalidated; *provided, however*, that notwithstanding anything to the contrary in this Plan, if any such term, provision, covenant or restriction is held by such court or authority to be invalid, void or unenforceable and the Board determines in its good faith judgment that severing the invalid language from this Plan would adversely affect the purpose or effect of this Plan, then the right of redemption set forth in Section 23 will be reinstated and will not expire until the Close of Business on the 10th Business Day following the date of such determination by the Board; *provided, further*, that if such excluded provision shall affect the rights, immunities, liabilities, duties or obligations of the Rights Agent, then the Rights Agent shall be entitled to resign immediately upon written notice to the Company.

Section 33. *Governing Law; Exclusive Jurisdiction*.

(a) *Governing Law*. This Plan and each Right and Rights Certificate issued hereunder will be deemed to be a contract made pursuant to the laws of the State of Delaware and for all purposes will be governed by and construed in accordance with the laws of the State of Delaware applicable to contracts made and to be performed entirely within the State of Delaware.

(b) *Exclusive Jurisdiction*.

(i) The Company and the registered holders of Rights Certificates (and, prior to the Distribution Date, the registered holders of Common Shares) each hereby irrevocably submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, or, if such court lacks subject matter jurisdiction, the United States District Court for the District of Delaware, over any suit, action or proceeding arising out of or relating to or concerning this Plan. The Company and the registered holders of Rights Certificates (and, prior to the Distribution Date, the registered holders of Common Shares) each acknowledge that the forum designated by this Section 33(b)(i) has a reasonable relation to this Plan and to such Persons' relationship with one another.

(ii) The Company and the registered holders of Rights Certificates (and, prior to the Distribution Date, the registered holders of Common Shares) each hereby waive, to the fullest extent permitted by applicable law, any objection that they now or hereafter have to personal jurisdiction or to the laying of venue of any such suit, action or proceeding brought in any court referred to in Section 33(b)(i) (or the appellate courts thereof). The Company and the registered holders of Rights Certificates (and, prior to the Distribution Date, the registered holders of Common Shares) each undertake not to commence any action subject to this Plan in any forum other than the forum described in Section 33(b)(i). The Company and the registered holders of Rights Certificates (and, prior to the Distribution Date, the registered holders of Common Shares) each hereby agree that, to the fullest extent permitted by applicable law, a final and non-appealable judgment in any such suit, action or proceeding brought in any such court will be conclusive and binding upon such Persons.

Section 34. *Counterparts*. This Plan and any supplements or amendments hereto may be executed in any number of counterparts and each of such counterparts will for all purposes be deemed to be an original, and all such counterparts will together constitute one and the same instrument, it being understood that all parties need not sign the same counterpart. A signature to this Plan transmitted electronically (including by fax and .pdf) will have the same authority, effect and enforceability as an original signature. No party hereto may raise the use of such electronic transmission to deliver a signature, or the fact that any signature or agreement or instrument was transmitted or communicated through such electronic transmission, as a defense to the formation of a contract, and each party forever waives any such defense, except to the extent such defense relates to lack of authenticity.

Section 35. *Descriptive Headings; Interpretation*.

(a) *Descriptive Headings*. The table of contents and descriptive headings of the several Sections of this Plan are inserted for convenience only and will not control or affect the meaning or construction of any of the provisions hereof.

(b)   *Interpretation*.

(i)   Unless otherwise indicated, all references herein to Sections or Exhibits will be deemed to refer to Sections or Exhibits of or to this Plan, as applicable. Any capitalized terms used in any Exhibit but not otherwise defined therein have the meaning set forth in this Plan. All Exhibits attached hereto or referred to herein are hereby incorporated in and made a part of this Plan as if fully set forth herein.

(ii)   Unless otherwise indicated, the words "include," "includes" and "including," when used herein, are deemed in each case to be followed by the words "without limitation."

(iii)   The words "hereof," "herein," "herewith" and words of similar import will, unless otherwise stated, be constructed to refer to this Plan as whole and not to any particular provision of this Plan.

(iv)   The word "or" is used in the inclusive sense of "and/or." Unless the context requires otherwise, the terms "or," "any" and "either" are not exclusive.

(v)   Whenever the context may require, any pronouns used in this Plan include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns includes the plural and vice versa.

(vi)   Where a word or phrase is defined, each of its other grammatical forms has a corresponding meaning.

(vii)   References to "$" are to the lawful currency of the United States of America.

(viii)   References to any statute will be deemed to refer to such statute as amended from time to time and any rules or regulations promulgated thereunder. References to any agreement or contract will be to that agreement or contract as amended, modified or supplemented from time to time.

Section 36.   *Costs of Enforcement*. The Company agrees with each registered holder of Rights Certificates (and, prior to the Distribution Date, the registered holders of Common Shares) that if the Company or any other Person the securities of which are purchasable upon exercise of the Rights fails to fulfill any of its obligations pursuant to this Plan, then the Company or such other Person must reimburse any registered holder of Rights Certificates for the costs and expenses (including legal fees) incurred by such holder in any action to enforce such holder's rights pursuant to any Right or this Plan.

Section 37.   *Force Majeure*. Notwithstanding anything to the contrary in this Plan, the Rights Agent will not be liable for any delays or failures in performance resulting from acts beyond its reasonable control, including fires, floods, natural disasters, acts of God, terrorist acts, shortage of supply, legal restrictions, breakdowns or malfunctions, interruptions or malfunction of computer facilities, or loss of data due to power failures or mechanical difficulties with information storage or retrieval systems, labor difficulties, epidemic, pandemic, war or civil unrest.

Section 38.   *USA PATRIOT Act*. The Company acknowledges that the Rights Agent is subject to the customer identification program requirements pursuant to the USA PATRIOT Act and its implementing regulations, and that the Rights Agent must obtain, verify and record information that allows the Rights Agent to identify the Company. Accordingly, prior to accepting an appointment hereunder, the Rights Agent has received information from the Company that will help the Rights Agent to identify the Company, including the Company's physical address, tax identification number, organizational documents, certificate of good standing, license to do business or such other information that the Rights Agent deems necessary and, pending verification of such received information, the Rights Agent may request additional such information. The Company agrees to provide all reasonably requested information necessary for the Rights Agent to verify the Company's identity in accordance with such customer identification program requirements.

[*Signature page follows.*]

IN WITNESS WHEREOF, the parties hereto have caused this Plan to be duly executed as of the day and year first above written.

AVIAT NETWORKS, INC.

By: /s/ Eric Chang

Name: Eric Chang

Title: Senior Vice President and Chief Financial Officer

COMPUTERSHARE, INC.

By: /s/ Patrick Hayes

Name: Patrick Hayes

Title: Manager, Contract Administration

FORM OF
CERTIFICATE OF DESIGNATION OF RIGHTS, PREFERENCES AND PRIVILEGES OF SERIES A
PARTICIPATING PREFERRED STOCK OF
AVIAT NETWORKS, INC.

Pursuant to Section 151 of the
General Corporation Law of the State of Delaware

Aviat Networks, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the "**Corporation**"), in accordance with the provisions of Section 103 thereof, does hereby certify:

That pursuant to the authority conferred upon the Board of Directors of the Corporation (the "**Board**") by the Amended and Restated Certificate of Incorporation of the Corporation, as amended, on September 6, 2016, the Board adopted the following resolutions creating a series of preferred stock, par value $0.01 per share ("**Preferred Stock**"), of the Corporation designated as Series A Participating Preferred Stock:

RESOLVED: That pursuant to the authority vested in the Board by the Amended and Restated Certificate of Incorporation of the Corporation, as amended (the "**Charter**"), the Board does hereby provide for the issuance of a series of Preferred Stock of the Corporation and does hereby fix and herein state and express the designations, powers, preferences and relative and other special rights, and the qualifications, limitations and restrictions, of such series of Preferred Stock as follows:

Section 1. *Designation and Amount*. The shares of such series shall be designated as "**Series A Participating Preferred Stock**." The Series A Participating Preferred Stock shall have a par value of $0.01 per share, and the number of shares constituting such series shall be 100,000. Such number of shares may be increased or decreased by resolution of the Board; *provided, however*, that no decrease shall reduce the number of shares of Series A Participating Preferred Stock to a number less than the number of shares then outstanding plus the number of shares reserved for issuance upon the exercise of outstanding options, rights or warrants or upon the exercise of any options, rights or warrants issuable upon conversion of any outstanding securities issued by the Corporation convertible into Series A Participating Preferred Stock.

Section 2. *Proportional Adjustment*. In the event that the Corporation shall at any time after the issuance of any share or shares of Series A Participating Preferred Stock (the "**Rights Declaration Date**") (a) declare any dividend on the common stock of the Corporation, par value $0.01 per share (the "**Common Stock**"), payable in shares of Common Stock, (b) subdivide the outstanding Common Stock or (c) combine the outstanding Common Stock into a smaller number of shares, then in each such case the Corporation shall simultaneously effect a proportional adjustment to the number of outstanding shares of Series A Participating Preferred Stock by an amount the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

Section 3. *Dividends and Distributions.*

(a)   Subject to Section 2 and to the prior and superior rights of the holders of any shares of any series of Preferred Stock ranking prior and superior to the shares of Series A Participating Preferred Stock with respect to dividends, the holders of shares of Series A Participating Preferred Stock shall be entitled to receive, when, as and if declared by the Board out of funds legally available for the purpose, quarterly dividends payable in cash on the last day of October, January, April and July in each year (each such date being referred to herein as a "**Quarterly Dividend Payment Date**"), commencing on the first Quarterly Dividend Payment Date after the first issuance of a share or fraction of a share of Series A Participating Preferred Stock, in an amount per share (rounded to the nearest cent) equal to the greater of (i) $1.00 and (ii) subject to Section 2, 1,000 times the aggregate per share amount of all cash dividends, and 1,000 times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions other than a dividend payable in shares of Common Stock or a subdivision of the outstanding shares of Common Stock (by reclassification or otherwise), declared on the Common Stock since the immediately preceding Quarterly Dividend Payment Date, or, with respect to the first Quarterly Dividend Payment Date, since the first issuance of any share or fraction of a share of Series A Participating Preferred Stock.

(b) The Corporation shall declare a dividend or distribution on the Series A Participating Preferred Stock as provided in paragraph (a) above immediately after it declares a dividend or distribution on the Common Stock (other than a dividend payable in shares of Common Stock); *provided, however*, that, in the event that no dividend or distribution shall have been declared on the Common Stock during the period between any Quarterly Dividend Payment Date and the next subsequent Quarterly Dividend Payment Date, a dividend of $1.00 per share on the Series A Participating Preferred Stock shall nevertheless be payable on such subsequent Quarterly Dividend Payment Date.

(c) Dividends shall begin to accrue and be cumulative on outstanding shares of Series A Participating Preferred Stock from the Quarterly Dividend Payment Date next preceding the date of issue of such shares of Series A Participating Preferred Stock, unless the date of issue of such shares is prior to the record date for the first Quarterly Dividend Payment Date, in which case dividends on such shares shall begin to accrue from the date of issue of such shares, or unless the date of issue is a Quarterly Dividend Payment Date or is a date after the record date for the determination of holders of shares of Series A Participating Preferred Stock entitled to receive a quarterly dividend and before such Quarterly Dividend Payment Date, in either of which events such dividends shall begin to accrue and be cumulative from such Quarterly Dividend Payment Date. Accrued but unpaid dividends shall not bear interest. Dividends paid on the shares of Series A Participating Preferred Stock in an amount less than the total amount of such dividends at the time accrued and payable on such shares shall be allocated pro rata on a share-by-share basis among all such shares at the time outstanding. The Board may fix a record date for the determination of holders of shares of Series A Participating Preferred Stock entitled to receive payment of a dividend or distribution declared thereon, which record date shall be no more than 60 days prior to the date fixed for the payment thereof.

Section 4. *Voting Rights*. The holders of shares of Series A Participating Preferred Stock shall have the following voting rights:

(a) Subject to the provision for adjustment hereinafter set forth, each share of Series A Participating Preferred Stock shall entitle the holder thereof to 1,000 votes on all matters submitted to a vote of the stockholders of the Corporation. In the event that the Corporation shall at any time after the Rights Declaration Date (i) declare any dividend on Common Stock payable in shares of Common Stock, (ii) subdivide the outstanding Common Stock or (iii) combine the outstanding Common Stock into a smaller number of shares, then in each such case the number of votes per share to which holders of shares of Series A Participating Preferred Stock were entitled immediately prior to such event shall be adjusted by multiplying such number by a fraction the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

(b) Except as otherwise provided herein, in any other Certificate of Designation creating a series of Preferred Stock or any similar stock, the Charter or the Amended and Restated Bylaws of the Corporation (the "**Bylaws**"), or by law, the holders of shares of Series A Participating Preferred Stock and the holders of shares of Common Stock shall vote together as one class on all matters submitted to a vote of stockholders of the Corporation.

(c) Except as set forth herein or as required by law, the holders of Series A Participating Preferred Stock shall have no special voting rights and their consent shall not be required (except to the extent that they are entitled to vote with holders of Common Stock as set forth herein) for taking any corporate action.

(d) (i) If at any time dividends on any Series A Participating Preferred Stock shall be in arrears in an amount equal to six quarterly dividends thereon, then the occurrence of such contingency shall mark the beginning of a period (herein called a "**default period**") that shall extend until such time as all accrued and unpaid dividends for all previous quarterly dividend periods and for the current quarterly dividend period on all shares of Series A Participating Preferred Stock then outstanding shall have been declared and paid or set apart for payment. During each default period, all holders of Preferred Stock (including holders of Series A Participating Preferred Stock) with dividends in arrears in an amount equal to six quarterly dividends thereon, voting as a class, irrespective of series, shall have the right to elect two directors.

(ii) During any default period, such voting right of the holders of Series A Participating Preferred Stock may be exercised initially at a special meeting called pursuant to subparagraph (iii) of this Section 4(d) or at any annual meeting of stockholders, and thereafter at annual meetings of stockholders; *provided, however*, that such voting right shall not be exercised unless the holders of at least one-third in number of shares of Preferred Stock outstanding shall be present in person or by proxy. The absence of a quorum of the holders of Common Stock shall not affect the exercise by the holders of Preferred Stock of such voting right. At any meeting at which the holders of Preferred Stock shall exercise such voting right initially during an existing default period, they shall have the right, voting as a class, to elect directors to fill such vacancies, if any, in the Board as may then exist up to two directors or, if such right is exercised at an annual meeting of stockholders, to elect two directors. If the number that may be so elected at any special meeting does not amount to the required number, the holders of Preferred Stock shall have the right to make such increase in the number of directors as shall be necessary to permit the election by them of the required number. After the holders of Preferred Stock shall have exercised their right to elect directors in any default period and during the continuance of such period, the number of directors shall not be increased or decreased except by vote of the holders of Preferred Stock as herein provided or pursuant to the rights of any equity securities ranking senior to or pari passu with the Series A Participating Preferred Stock.

(iii) Unless the holders of Preferred Stock shall, during an existing default period, have previously exercised their right to elect directors, the Board may order, or any stockholder or stockholders owning in the aggregate not less than 10% of the total number of shares of Preferred Stock outstanding, irrespective of series, may request, the calling of a special meeting of the holders of Preferred Stock, which meeting shall thereupon be called by the Chairman of the Board, Chief Executive Officer, President, Chief Financial Officer, Secretary, Assistant Secretary or any Senior Vice President of the Corporation. Notice of such meeting and of any annual meeting at which holders of Preferred Stock are entitled to vote pursuant to this paragraph (d)(iii) shall be given to each holder of record of Preferred Stock by mailing a copy of such notice to such holder at such holder's last address as the same appears on the books of the Corporation. Such meeting shall be called for a time not earlier than 20 days and not later than 60 days after such order or request, or in default of the calling of such meeting within 60 days after such order or request, such meeting may be called on similar notice by any stockholder or stockholders owning in the aggregate not less than 10% of the total number of shares of Preferred Stock outstanding.

Notwithstanding the provisions of this paragraph (d)(iii), no such special meeting shall be called during the period within 60 days immediately preceding the date fixed for the next annual meeting of the stockholders.

(iv)   In any default period, the holders of Common Stock and other classes of stock of the Corporation, if applicable, shall continue to be entitled to elect the whole number of directors until the holders of Preferred Stock shall have exercised their right to elect two directors voting as a class, after the exercise of which right (A) the directors so elected by the holders of Preferred Stock shall continue in office until their successors shall have been elected by such holders or until the expiration of the default period, and (B) any vacancy in the Board may (except as provided in subparagraph (ii) of this Section 4(d)) be filled by vote of a majority of the remaining directors theretofore elected by the holders of the class of stock that elected the director whose office shall have become vacant. References in this Section 4(d) to directors elected by the holders of a particular class of stock shall include directors elected by such directors to fill vacancies as provided in clause (B) of the foregoing sentence.

(v)   Immediately upon the expiration of a default period, (A) the right of the holders of Preferred Stock as a class to elect directors shall cease, (B) the term of any directors elected by the holders of Preferred Stock as a class shall terminate and (C) the number of directors shall be such number as may be provided for in the Charter or the Bylaws irrespective of any increase made pursuant to the provisions of subparagraph (ii) of this Section 4(d) (such number being subject, however, to change thereafter in any manner provided by law or in the Charter or Bylaws). Any vacancies in the Board effected by the provisions of clauses (B) and (C) in the preceding sentence may be filled by a majority of the remaining directors.

Section 5. *Certain Restrictions*.

(a)   The Corporation shall not declare any dividend on, make any distribution on, or redeem or purchase or otherwise acquire for consideration any shares of Common Stock after the first issuance of a share or fraction of a share of Series A Participating Preferred Stock unless concurrently therewith it shall declare a dividend on the Series A Participating Preferred Stock as required by Section 3 hereof.

(b)   Whenever quarterly dividends or other dividends or distributions payable on the Series A Participating Preferred Stock as provided in Section 3 hereof are in arrears, thereafter and until all accrued and unpaid dividends and distributions, whether or not declared, on shares of Series A Participating Preferred Stock outstanding shall have been paid in full, the Corporation shall not:

(i)   declare or pay dividends on, make any other distributions on, or redeem or purchase or otherwise acquire for consideration any shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Participating Preferred Stock;

(ii)   declare or pay dividends, or make any other distributions, on any shares of stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series A Participating Preferred Stock, except dividends paid ratably on the Series A Participating Preferred Stock and all such parity stock on which dividends are payable or in arrears in proportion to the total amounts to which the holders of all such shares are then entitled;

(iii)   redeem or purchase or otherwise acquire for consideration shares of any stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series A Participating Preferred Stock; *provided, however*, that the Corporation may at any time redeem, purchase or otherwise acquire shares of any such parity stock in exchange for shares of any stock of the Corporation ranking junior (either as to dividends or upon dissolution, liquidation or winding up) to the Series A Participating Preferred Stock; or

(iv)   redeem or purchase or otherwise acquire for consideration any shares of Series A Participating Preferred Stock, or any shares of stock ranking on a parity with the Series A Participating Preferred Stock, except in accordance with a purchase offer made in writing or by publication (as determined by the Board) to all holders of such shares upon such terms as the Board, after consideration of the respective annual dividend rates and other relative rights and preferences of the respective series and classes, shall determine in good faith will result in fair and equitable treatment among the respective series or classes.

(c)   The Corporation shall not permit any subsidiary of the Corporation to purchase or otherwise acquire for consideration any shares of stock of the Corporation unless the Corporation could, pursuant to paragraph (a) of this Section 5, purchase or otherwise acquire such shares at such time and in such manner.

Section 6. *Reacquired Shares*. Any shares of Series A Participating Preferred Stock purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired and cancelled promptly after the acquisition thereof. All such shares shall upon their cancellation become authorized but unissued shares of Preferred Stock and may be reissued as part of a new series of Preferred Stock to be created by resolution or resolutions of the Board, subject to the conditions and restrictions on issuance set forth herein, in the Charter or in any other Certificate of Designation creating a series of Preferred Stock or any similar stock or as otherwise required by law.

Section 7. *Liquidation, Dissolution or Winding Up*.

(a)   Upon any liquidation (voluntary or otherwise), dissolution or winding up of the Corporation, no distribution shall be made to the holders of shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Participating Preferred Stock unless, prior thereto, the holders of shares of Series A Participating Preferred Stock shall have received an amount equal to $1,000 per share of Series A Participating Preferred Stock, plus an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment (the "**Series A Liquidation Preference**"). Following the payment of the full amount of the Series A Liquidation Preference, no additional distributions shall be made to the holders of shares of Series A Participating Preferred Stock unless, prior thereto, the holders of shares of Common Stock shall have received an amount per share (the "**Common Adjustment**") equal to the quotient obtained by dividing (i) the Series A Liquidation Preference by (ii) 1,000 (as appropriately adjusted to reflect events as stock splits, stock dividends and recapitalizations with respect to the Common Stock) (such number in clause (ii), the "**Adjustment Number**"). Following the payment of the full amount of the Series A Liquidation Preference and the Common Adjustment in respect of all outstanding shares of Series A Participating Preferred Stock and Common Stock, respectively, holders of Series A Participating Preferred Stock and holders of shares of Common Stock shall receive their ratable and proportionate share of the remaining assets to be distributed in the ratio of the Adjustment Number to one with respect to such Preferred Stock and Common Stock, on a per share basis, respectively.

(b)   In the event, however, that there are not sufficient assets available to permit payment in full of the Series A Liquidation Preference and the liquidation preferences of all other series of Preferred Stock, if any, that rank on a parity with the Series A Participating Preferred Stock, then such remaining assets shall be distributed ratably to the holders of such parity shares in proportion to their respective liquidation preferences. In the event, however, that there are not sufficient assets available to permit payment in full of the Common Adjustment, then such remaining assets shall be distributed ratably to the holders of Common Stock.

(c)   In the event that the Corporation shall at any time after the Rights Declaration Date (i) declare any dividend on the Common Stock payable in shares of Common Stock, (ii) subdivide the outstanding Common Stock or (iii) combine the outstanding Common Stock into a smaller number of shares, then in each such case the Corporation shall simultaneously effect a proportional adjustment to the Adjustment Number in effect immediately prior to such event by an amount the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

Section 8. *Consolidation, Merger, etc*. In the event that the Corporation shall enter into any consolidation, merger, combination, conversion, share exchange or other transaction in which the shares of Common Stock are exchanged for or changed into other stock, securities, cash and/or any other property (payable in kind), then in any such case the shares of Series A Participating Preferred Stock shall at the same time be similarly exchanged or changed in an amount per share (subject to Section 2) equal to 1,000 times the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each share of Common Stock is changed or exchanged.

Section 9. *No Redemption*. The shares of Series A Participating Preferred Stock shall not be redeemable.

Section 10. *Ranking*. The Series A Participating Preferred Stock shall rank junior to all other series of the Preferred Stock as to the payment of dividends and the distribution of assets, unless the terms of any such series shall provide otherwise.

Section 11. *Amendment*. At any time when any shares of Series A Participating Preferred Stock are outstanding, neither the Charter nor this Certificate of Designation shall be amended in any manner that would materially alter or change the powers, preferences or special rights of the Series A Participating Preferred Stock so as to affect them adversely without the affirmative vote of the holders of at least two-thirds of the outstanding shares of Series A Participating Preferred Stock, voting separately as a class.

Section 12. *Fractional Shares*. Series A Participating Preferred Stock may be issued in fractions of a share that shall entitle the holder, in proportion to such holder's fractional shares, to exercise voting rights, receive dividends, participate in distributions and to have the benefit of all other rights of holders of Series A Participating Preferred Stock.

IN WITNESS WHEREOF, the undersigned has executed this Certificate as of the 7th day of September, 2016.

AVIAT NETWORKS, INC.

By: /s/ Ralph S. Marimon
    Name: Ralph S. Marimon
    Title: Senior Vice President and Chief Financial Officer

**FORM OF
RIGHTS CERTIFICATE**

Certificate No. R-[•] [•] Rights

NOT EXERCISABLE AFTER MARCH 3, 2023, OR SUCH EARLIER DATE AS THE RIGHTS ARE REDEEMED, EXCHANGED OR TERMINATED. THE RIGHTS ARE SUBJECT TO REDEMPTION, AT THE OPTION OF THE COMPANY (AS DEFINED BELOW), AT $0.01 PER RIGHT, AND EXCHANGE, IN EACH CASE PURSUANT TO THE TERMS SET FORTH IN THE PLAN (AS DEFINED BELOW). UNDER CERTAIN CIRCUMSTANCES, RIGHTS BENEFICIALLY OWNED BY AN ACQUIRING PERSON OR AN AFFILIATE OR ASSOCIATE OF AN ACQUIRING PERSON (AS SUCH TERMS ARE DEFINED IN THE PLAN) AND ANY SUBSEQUENT HOLDER OF SUCH RIGHTS MAY BECOME NULL AND VOID. [THE RIGHTS REPRESENTED BY THIS RIGHTS CERTIFICATE ARE OR WERE BENEFICIALLY OWNED BY A PERSON WHO WAS OR BECAME AN ACQUIRING PERSON OR AN AFFILIATE OR ASSOCIATE OF AN ACQUIRING PERSON. ACCORDINGLY, THIS RIGHTS CERTIFICATE AND THE RIGHTS REPRESENTED HEREBY MAY BECOME NULL AND VOID IN THE CIRCUMSTANCES SPECIFIED IN SECTION 7(e) OF THE PLAN.]

**RIGHTS CERTIFICATE
AVIAT NETWORKS, INC.**

This certifies that   , or registered assigns, is the registered owner of the number of Rights set forth above, each of which entitles the owner thereof, subject to the terms, provisions and conditions of the Amended and Restated Tax Benefit Preservation Plan, dated as of AUGUST 27, 2020 (as the same may be amended or supplemented from time to time, the "**Plan**"), between Aviat Networks, Inc., a Delaware corporation (the "**Company**"), and Computershare Inc., a Delaware corporation (the "**Rights Agent**," which term shall include any successor Rights Agent pursuant to the Plan), to purchase from the Company at any time after the Distribution Date (as such term is defined in the Plan) and prior to the Expiration Date (as such term is defined in the Plan) at the office of the Rights Agent designated for such purpose, or at the office of its successor as Rights Agent, one one-thousandth of a fully paid and nonassessable share of Series A Participating Preferred Stock, par value $0.01 per share (the "**Preferred Shares**"), of the Company, at an exercise price of $35.00 per one one-thousandth of a Preferred Share (the "**Exercise Price**"), upon presentation and surrender of this Rights Certificate with the Form of Election to Purchase and related Certificate duly executed. The number of Rights evidenced by this Rights Certificate (and the number of one one-thousandths of a Preferred Share that may be purchased upon exercise hereof) set forth above, and the Exercise Price per share set forth above, are the number and Exercise Price as of AUGUST 27, 2020, based on the Preferred Shares as constituted at such date. As provided in the Plan, the Exercise Price and the number and kind of Preferred Shares or other securities that may be purchased upon the exercise of the Rights evidenced by this Rights Certificate are subject to modification and adjustment upon the occurrence of certain events. The Company reserves the right to require prior to the occurrence of a Triggering Event (as such term is defined in the Plan) that a number of Rights be exercised so that only whole Preferred Shares will be issued. Capitalized terms used in this Rights Certificate without definition shall have the meanings ascribed to them in the Plan.

Upon the occurrence of a Section 11(a)(ii) Event, if the Rights evidenced by this Rights Certificate are beneficially owned by an Acquiring Person, an Affiliate or Associate of an Acquiring Person, a Post-Event Transferee, a Pre-Event Transferee, a Subsequent Transferee or any nominee of any of the foregoing, such Rights shall become null and void and no holder hereof shall have any right with respect to such Rights from and after the occurrence of such Section 11(a)(ii) Event.

This Rights Certificate is subject to all of the terms, provisions and conditions of the Plan, which terms, provisions and conditions are hereby incorporated herein by reference and made a part hereof and to which Plan reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities hereunder of the Rights Agent, the Company and the holders of the Rights Certificates, which limitations of rights include the temporary suspension of the exercisability of such Rights under the specific circumstances set forth in the Plan. Copies of the Plan are on file at the principal executive offices of the Company and the above-mentioned office of the Rights Agent and are available without cost upon written request.

Subject to the provisions of the Plan, the Rights evidenced by this Rights Certificate may be redeemed by the Company, at its option, at a redemption price of $0.01 per Right at any time prior to the earlier of (i) the Distribution Date or (ii) the Close of Business on the Final Expiration Date. In addition, under certain circumstances after any Person becomes an Acquiring Person, the Rights may be exchanged, in whole or in part, for Common Shares, or cash other securities of the Company having essentially the same value or economic rights as such shares. Immediately upon the action of the Board authorizing any such exchange, and without any further action or any notice, the Rights (other than Rights that are not subject to such exchange) will terminate and the Rights will only enable holders to receive the Common Shares (or cash or other securities or assets of the Company) issuable upon such exchange.

This Rights Certificate, with or without other Rights Certificates, upon surrender at the office of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights Certificates of like tenor and date evidencing Rights entitling the holder to purchase a like number of one one-thousandths of a Preferred Share as the Rights evidenced by the Rights Certificate or Rights Certificates surrendered shall have entitled such holder to purchase. If this Rights Certificate is exercised in part, then the holder will be entitled to receive upon surrender hereof another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.

No fractions of Preferred Shares (other than fractions that are integral multiples of one one-thousandth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) will be issued upon the exercise of any Right or Rights evidenced hereby. In lieu thereof, a cash payment will be made as provided in the Plan. The Company, at its election, may require that a number of Rights be exercised so that only whole Preferred Shares would be issued.

No holder of this Rights Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of the number of one one-thousandths of a Preferred Share or any other securities of the Company that may at any time be issuable on the exercise or exchange hereof, nor shall anything contained in herein or in the Plan be construed to confer upon the holder hereof, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting stockholders (except as specifically provided in the Plan), or to receive dividends or subscription rights, or otherwise, until the Right or Rights evidenced by this Rights Certificate shall have been exercised or exchange in accordance with the Plan.

This Rights Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Rights Agent.

WITNESS the facsimile signature of the proper officers of the Company and its corporate seal.

Dated as of , 20[●].

ATTEST: **AVIAT NETWORKS, INC.**

By: By:
    Name: Name:
    Title: Title:

Countersigned:

COMPUTERSHARE, INC.
as Rights Agent

By:
    Name:
    Title:

[Form of Reverse Side of Rights Certificate]

FORM OF ASSIGNMENT

(To be executed by the registered holder if such holder desires to transfer the
Rights Certificate.)

FOR VALUE RECEIVED hereby sells, assigns and transfers unto

(Please print name and address of transferee)

this Rights Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint as attorney-in-fact to transfer the within Rights Certificate on the books of the Company, with full power of substitution.

Dated: _____.

Signature

Signature Medallion Guaranteed:

Signatures must be guaranteed by an "Eligible Guarantor Institution" (with membership in an approved signature guarantee medallion program at a level acceptable to the Rights Agent) pursuant to Rule 17Ad-15 of the Securities Exchange Act of 1934, as amended. All guarantees must be by a financial institution (such as a bank or broker) that is a participant in the Securities Transfer Agents Medallion Program (STAMP), the NASDAQ Medallion Signature Program (MSP) or the Stock Exchanges Medallion Program (SEMP) and must not be dated. Guarantees by a notary public are not acceptable.

CERTIFICATE

that:

The undersigned hereby certifies, for the benefit of the Company and all holders of Rights and Common Shares, by checking the appropriate boxes

1. the Right(s) evidenced by this Rights Certificate are not Beneficially Owned and

    ☐   are

    ☐   are not

    being sold, assigned and transferred by or on behalf of a Person who is or was an Acquiring Person, an Affiliate or Associate of an Acquiring Person, a Post-Event Transferee, a Pre-Event Transferee, a Subsequent Transferee or any nominee of any of the foregoing; and

2. after due inquiry and to the best knowledge of the undersigned, it

    ☐   did

    ☐   did not

    acquire the Rights evidenced by this Rights Certificate from any Person who is, was or subsequently became an Acquiring Person, an Affiliate or Associate of an Acquiring Person, a Post-Event Transferee, a Pre-Event Transferee, a Subsequent Transferee or any nominee of any of the foregoing.

Dated: _____.

Signature

Signature Medallion Guaranteed:

Signatures must be guaranteed by an "Eligible Guarantor Institution" (with membership in an approved signature guarantee medallion program at a level acceptable to the Rights Agent) pursuant to Rule 17Ad-15 of the Securities Exchange Act of 1934, as amended. All guarantees must be by a financial institution (such as a bank or broker) that is a participant in the Securities Transfer Agents Medallion Program (STAMP), the NASDAQ Medallion Signature Program (MSP) or the Stock Exchanges Medallion Program (SEMP) and must not be dated. Guarantees by a notary public are not acceptable.

[Form of Reverse Side of Rights Certificate – continued]

FORM OF ELECTION TO PURCHASE

(To be executed if holder desires to
exercise Rights represented by the Rights Certificate.)

To: Aviat Networks, Inc.

The undersigned hereby irrevocably elects to exercise Rights represented by this Rights Certificate to purchase the number of one one-thousandths of a Preferred Share (or such other securities of the Company or of any other Person that may be issuable upon the exercise of the Rights) issuable upon the exercise of such Rights and requests that certificates for such shares be issued in the name of and delivered to:

Please insert social security
or other identifying number

(Please print name and address)

If such number of Rights shall not be all of the Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance remaining of such Rights shall be registered in the name of and delivered to:

Please insert social security
or other identifying number

(Please print name and address)

Dated: _______________.

Signature

Signature Medallion Guaranteed:

Signatures must be guaranteed by an "Eligible Guarantor Institution" (with membership in an approved signature guarantee medallion program at a level acceptable to the Rights Agent) pursuant to Rule 17Ad-15 of the Securities Exchange Act of 1934, as amended. All guarantees must be by a financial institution (such as a bank or broker) that is a participant in the Securities Transfer Agents Medallion Program (STAMP), the NASDAQ Medallion Signature Program (MSP) or the Stock Exchanges Medallion Program (SEMP) and must not be dated. Guarantees by a notary public are not acceptable.

CERTIFICATE

that:

The undersigned hereby certifies, for the benefit of the Company and all holders of Rights and Common Shares, by checking the appropriate boxes

1.   the Right(s) evidenced by this Rights Certificate are not Beneficially Owned and

☐   are

☐   are not

being sold, assigned and transferred by or on behalf of a Person who is or was an Acquiring Person, an Affiliate or Associate of an Acquiring Person, a Post-Event Transferee, a Pre-Event Transferee, a Subsequent Transferee or any nominee of any of the foregoing; and

2.   after due inquiry and to the best knowledge of the undersigned, it

☐   did

☐   did not

acquire the Rights evidenced by this Rights Certificate from any Person who is, was or subsequently became an Acquiring Person, an Affiliate or Associate of an Acquiring Person, a Post-Event Transferee, a Pre-Event Transferee, a Subsequent Transferee or any nominee of any of the foregoing.

Dated: _____.

Signature

Signature Medallion Guaranteed:

Signatures must be guaranteed by an "Eligible Guarantor Institution" (with membership in an approved signature guarantee medallion program at a level acceptable to the Rights Agent) pursuant to Rule 17Ad-15 of the Securities Exchange Act of 1934, as amended. All guarantees must be by a financial institution (such as a bank or broker) that is a participant in the Securities Transfer Agents Medallion Program (STAMP), the NASDAQ Medallion Signature Program (MSP) or the Stock Exchanges Medallion Program (SEMP) and must not be dated. Guarantees by a notary public are not acceptable.

[Form of Reverse Side of Rights Certificate – continued]

NOTICE

The signature in the foregoing Forms of Assignment and Election to Purchase, as the case may be, must conform to the name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.

IN THE EVENT THAT THE CERTIFICATIONS SET FORTH IN THE FOREGOING FORMS OF ASSIGNMENT AND ELECTION TO PURCHASE, AS THE CASE MAY BE, ARE NOT COMPLETED, THEN THE COMPANY AND THE RIGHTS AGENT WILL DEEM THE BENEFICIAL OWNER OF THE RIGHTS EVIDENCED BY THIS RIGHT CERTIFICATE TO BE AN ACQUIRING PERSON, AN AFFILIATE OR ASSOCIATE OF AN ACQUIRING PERSON, A POST-EVENT TRANSFEREE, A PRE-EVENT TRANSFEREE, A SUBSEQUENT TRANSFEREE OR ANY NOMINEE OF ANY OF THE FOREGOING, AS THE CASE MAY BE, AND SUCH ASSIGNMENT OR ELECTION TO PURCHASE WILL NOT BE HONORED AND THE RIGHTS EVIDENCED BY THIS RIGHTS CERTIFICATE WILL BE DEEMED TO BE NULL AND VOID.

EXHIBIT C

FORM OF
SUMMARY OF RIGHTS

SUMMARY OF
TAX BENEFIT PRESERVATION PLAN
OF
AVIAT NETWORKS, INC.

On March 3, 2020, the Board of Directors (the "**Board**") of Aviat Networks, Inc. (the "**Company**") authorized and declared a dividend distribution of one right (a "**Right**") for each outstanding share of common stock, par value $0.01 per share (the "**Common Shares**"), of the Company to stockholders of record as of the close of business on March 13, 2020 (the "**Record Date**"). Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Participating Preferred Stock, par value $0.01 per share (the "**Preferred Shares**"), of the Company at an exercise price of $35.00 (the "**Exercise Price**") per one one-thousandth of a Preferred Share, subject to adjustment. The complete terms of the Rights are set forth in an Amended and Restated Tax Benefit Preservation Plan (as the same may be amended or supplemented from time to time, the "**Plan**"), dated as of August 27, 2020, between the Company and Computershare Inc., as rights agent.

By adopting the Plan, the Board is seeking to protect the Company's ability to use its net operating losses, any loss or deducting attributable to a "net unrealized built-in loss" and other tax attributes (collectively, "**Tax Benefits**"). The Company views its Tax Benefits as highly valuable assets of the Company that are likely to inure to the benefit of the Company and its stockholders. However, if the Company experiences an "ownership change," as defined in Section 382 of the Internal Revenue Code (the "**Code**"), its ability to use the Tax Benefits could be substantially limited, and the timing of the usage of the Tax Benefits could be substantially delayed, which could significantly impair the value of the Tax Benefits. Generally, an "ownership change" occurs if the percentage of the Company's stock owned by one or more "five percent stockholders" increases by more than 50 percentage points over the lowest percentage of stock owned by such stockholders at any time during the prior three-year period or, if sooner, since the last "ownership change" experienced by the Company. The Plan is intended to act as a deterrent to any person acquiring 4.9% or more of the outstanding Common Shares without the approval of the Board. This would protect the Tax Benefits because changes in ownership by a person owning less than 4.9% of the Common Shares are not included in the calculation of "ownership change" for purposes of Section 382 of the Code. The Board believes that it is in the best interest of the Company and its stockholders that the Company provide for the protection of the Tax Benefits by adopting the Plan.

For those interested in the specific terms of the Plan, the following is a summary description. Please note, however, that this description is only a summary and is not complete, and should be read together with the entire Plan, which will be filed by the Company with the Securities and Exchange Commission as an exhibit to a Registration Statement on Form 8-A and a Current Report on Form 8-K. A copy of the Plan is available free of charge from the Company.

Distribution and Transfer of Rights; Rights Certificates

The Board has declared a dividend of one Right for each outstanding Common Share. Prior to the Distribution Date referred to below:

- the Rights will be evidenced by and trade with the certificates for the Common Shares (or, with respect to any uncertificated Common Shares registered in book entry form, by notation in book entry), and no separate rights certificates will be distributed;
- new Common Shares certificates issued after the Record Date will contain a legend incorporating the Plan by reference (for uncertificated Common Shares registered in book entry form, this legend will be contained in a notation in book entry); and
- the surrender for transfer of any certificates for Common Shares (or the surrender for transfer of any uncertificated Common Shares registered in book entry form) will also constitute the transfer of the Rights associated with such Common Shares.

Rights will accompany any new Common Shares that are issued after the Record Date.

Distribution Date

Subject to certain exceptions specified in the Plan, the Rights will separate from the Common Shares and become exercisable following (1) the 10th business day (or such later date as may be determined by the Board) after the public announcement that a person or group of affiliated or associated persons (an "**Acquiring Person**") has acquired beneficial ownership of 4.9% or more of the Common Shares or (2) the 10th business day (or such later date as may be determined by the Board) after a person or group announces a tender or exchange offer that would result in ownership by a person or group of 4.9% or more of the Common Shares. For purposes of the Plan, beneficial ownership is defined to include the ownership of derivative securities.

Any person or group of affiliated or associated persons who beneficially owns 4.9% or more of the outstanding Common Shares as of the announcement of the Plan will not be an Acquiring Person, but only for so long as such person or group does not become the beneficial owner of any additional Common Shares.

The date on which the Rights separate from the Common Shares and become exercisable is referred to as the "Distribution Date."

After the Distribution Date, the Company will mail Rights certificates to the Company's stockholders as of the close of business on the Distribution Date and the Rights will become transferable apart from the Common Shares. Thereafter, such Rights certificates alone will represent the Rights.

Preferred Shares Purchasable Upon Exercise of Rights

After the Distribution Date, each Right will entitle the holder to purchase, for the Exercise Price, one one-thousandth of a Preferred Share having economic and other terms similar to that of one Common Share. This portion of a Preferred Share is intended to give the stockholder approximately the same dividend, voting and liquidation rights as would one Common Share, and should approximate the value of one Common Share.

More specifically, each one one-thousandth of a Preferred Share, if issued, will:

- not be redeemable;
- entitle holders to quarterly dividend payments of $0.01 per share, or an amount equal to the dividend paid on one Common Share, whichever is greater;
- entitle holders upon liquidation either to receive $1.00 per share or an amount equal to the payment made on one Common Share, whichever is greater;
- have the same voting power as one Common Share; and

- entitle holders to a per share payment equal to the payment made on one Common Share if the Common Shares are exchanged via merger, consolidation or a similar transaction.

Flip-In Trigger

If an Acquiring Person obtains beneficial ownership of 4.9% or more of the Common Shares, except pursuant to an offer for all outstanding Common Shares that the independent members of the Board determine to be fair and not inadequate and to otherwise be in the best interests of the Company and its stockholders after receiving advice from one or more investment banking firms, then each Right will entitle the holder thereof to purchase, for the Exercise Price, a number of Common Shares (or, in certain circumstances, cash, property or other securities of the Company) having a then-current market value of twice the Exercise Price. However, the Rights are not exercisable following the occurrence of the foregoing event until such time as the Rights are no longer redeemable by the Company, as further described below.

Following the occurrence of an event set forth in preceding paragraph, all Rights that are or, under certain circumstances specified in the Plan, were beneficially owned by an Acquiring Person or certain of its transferees will be null and void.

Flip-Over Trigger

If, after an Acquiring Person obtains 4.9% or more of the Common Shares, (1) the Company merges into another entity, (2) an acquiring entity merges into the Company or (3) the Company sells or transfers more than 50% of its assets, cash flow or earning power, then each Right (except for Rights that have previously been voided as set forth above) will entitle the holder thereof to purchase, for the Exercise Price, a number of shares of common stock of the person engaging in the transaction having a then-current market value of twice the Exercise Price.

Redemption of the Rights

The Rights will be redeemable at the Company's option for $0.01 per Right (payable in cash, Common Shares or other consideration deemed appropriate by the Board) at any time on or prior to the 10th business day (or such later date as may be determined by the Board) after the public announcement that an Acquiring Person has acquired beneficial ownership of 4.9% or more of the Common Shares. Immediately upon the action of the Board ordering redemption, the Rights will terminate and the only right of the holders of the Rights will be to receive the $0.01 redemption price. The redemption price will be adjusted if the Company undertakes a stock dividend or a stock split.

Exchange Provision

At any time after the date on which an Acquiring Person beneficially owns 4.9% or more of the Common Shares and prior to the acquisition by the Acquiring Person of 50% of the Common Shares, the Board may exchange the Rights (except for Rights that have previously been voided as set forth above), in whole or in part, for Common Shares at an exchange ratio of one Common Share per Right (subject to adjustment). In certain circumstances, the Company may elect to exchange the Rights for cash or other securities of the Company having a value approximately equal to one Common Share.

Expiration of the Rights

The Rights expire on the earliest of (1) 5:00 p.m., New York City time, on March 3, 2023 (unless such date is extended); (2) the redemption or exchange of the Rights as described above; (3) following (a) the first annual meeting of the stockholders of the Company after the adoption of the Plan if stockholders do not approve the Plan or (b) the first anniversary of the adoption of the Plan if the stockholders have not otherwise approved the Plan; (4) the repeal of Section 382 of the Code or any other change if the Board determines that the Plan is no longer necessary or desirable for the preservation of the Tax Benefits; (5) the time at which the Board determines that the Tax Benefits are fully utilized or no longer available pursuant to Section 382 of the Code or that an ownership change pursuant to Section 382 of the Code would not adversely impact in any material respect the time period in which the Company could use the Tax Benefits, or materially impair the amount of the Tax Benefits that could be used by the Company in any particular time period, for applicable tax purposes; or (6) a determination by the Board that the Plan is no longer in the best interests of the Company and its stockholders.

Amendment of Terms of the Plan and the Rights

The terms of the Rights and the Plan may be amended in any respect without the consent of the holders of the Rights on or prior to the Distribution Date. Thereafter, the terms of the Rights and the Plan may be amended without the consent of the holders of Rights in order to (1) cure any ambiguities, (2) shorten or lengthen any time period pursuant to the Plan or (3) make changes that do not adversely affect the interests of holders of the Rights.

Voting Rights; Other Stockholder Rights

The Rights will not have any voting rights. Until a Right is exercised, the holder thereof, as such, will have no separate rights as stockholder of the Company.

Anti-Dilution Provisions

The Board may adjust the Exercise Price, the number of Preferred Shares issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split or a reclassification of the Preferred Shares or Common Shares.

With certain exceptions, no adjustments to the Exercise Price will be made until the cumulative adjustments amount to at least 1% of the Exercise Price. No fractional Preferred Shares will be issued and, in lieu thereof, an adjustment in cash will be made based on the current market price of the Preferred Shares.

Taxes

The distribution of Rights should not be taxable for federal income tax purposes. However, following an event that renders the Rights exercisable or upon redemption of the Rights, stockholders may recognize taxable income.

ANNEX B

Exculpation Amendment

The amendments to the Amended and Restated Certificate of Incorporation pursuant to the Exculpation Amendment contemplated by Proposal No. 5 are indicated below by bold, underlined text and deletions contemplated thereby are indicated below by strike-out text. The full text of the Company's currently applicable Amended and Restated Certificate of Incorporation was filed as an exhibit to the Company Annual Report on Form 10-K filed with the SEC on August 30, 2023.

The proposed Exculpation Amendment to Article VI is set forth below:

Article VI
Limitation of Liability

A ~~Director~~ **director or officer of the Corporation** shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a ~~Director~~ **director or officer**, except to the extent that such exemption from liability or limitation thereof is not permitted under the DGCL as currently in effect or as the same may hereafter be amended. If the DGCL is hereafter amended to authorize corporate action further limiting or eliminating the liability of ~~Directors~~ **directors or officers** to the Corporation or its stockholders, then without any further action by any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, government entity or other entity of any kind or nature such liability shall be so limited or eliminated to the fullest extent permitted by the DGCL as so amended. No adoption, amendment, modification or repeal of this Article VI or any other provision of this **Second** Amended and Restated Certificate of Incorporation shall adversely affect any right or protection of a ~~Director~~ **director or officer** existing at the time of such adoption, amendment, modification or repeal with respect to acts or omissions occurring prior to such time. **For the purposes of this Article VI, "officer" shall have the meaning provided in Section 102(b)(7) of the DGCL, as it presently exists or may hereafter be amended from time to time.**

ANNEX C

Second Amended and Restated Certificate of Incorporation

The amendments to the conformed Amended and Restated Certificate of Incorporation pursuant to the Non-Substantive Amendments contemplated by Proposal No. 6 are indicated below by bold, underlined text and deletions contemplated thereby are indicated below by strike-out text.

The full text of the proposed Second Amended and Restated Certificate of Incorporation is set forth below:


**SECOND AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
~~HARRIS STRATEX~~ AVIAT NETWORKS, INC.**


~~Harris Stratex~~ **Aviat** Networks, Inc. (the "Corporation"), a corporation organized and existing under, and by virtue of, the General Corporation Law of the State of Delaware ("DGCL") hereby certifies as follows:

(1) The name of the Corporation is ~~Harris Stratex~~ **Aviat** Networks, Inc.

(2) The **Corporation was originally incorporated under the name Harris Stratex Networks, Inc. The** original certificate of incorporation of the Corporation was filed with the Secretary of the State of Delaware on October 5, 2006. The Amended and Restated Certificate of Incorporation of the Corporation was filed with the Secretary of State of Delaware on ~~January 26, 2007.~~ **November 19, 2009, and was most recently amended on February 3, 2017 (the "Current Certificate of Incorporation"). A Certificate of Designations of Series A Junior Participating Preferred Stock was filed with the Secretary of State of Delaware on April 21, 2009, and was subsequently eliminated through a Certificate of Elimination filed with the Secretary of State of Delaware on September 7, 2016. A Certificate of Designations of Series A Participating Preferred Stock was filed with the Secretary of State of Delaware on September 7, 2016.**

(3) This amended and restated certificate of incorporation which restates, integrates and amends the Corporation's ~~certificate of incorporation~~ **Current Certificate of Incorporation**, as heretofore amended or supplemented, has been duly adopted by the board of directors of the Corporation (the "Board") and by the stockholders of the Corporation in accordance with Sections 242 and 245 of the DGCL, and has been duly executed by an officer of the Corporation and filed in accordance with Section 103 of the DGCL.

(4) ~~As of the date of the filing with the Secretary of State of the State of Delaware of this certificate of incorporation of the Corporation, as restated, integrated and amended (the "Amended and Restated Certificate of Incorporation"), no shares of the Corporation's Class B common stock, par value $0.01 per share, are issued and outstanding;~~

~~(5)~~ **(4)** The text of the **Second** Amended and Restated Certificate of Incorporation shall read, in its entirety, as follows:


**Article I
Name**


The name of the Corporation is Aviat Networks, Inc.


**Article II
Registered Agent**


The address of the registered office of the Corporation in the State of Delaware is 2711 Centerville Road, Suite 400, the City of Wilmington, Delaware, County of New Castle, 19808, and the name of its registered agent at that address is Corporation Service Company.

Article III
Purpose

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

Article IV
Capitalization

(a)   Capitalization. The total number of shares of all classes that this Corporation is authorized to issue is 350,000,000 shares, of which (i) 50,000,000 shares shall be designated as preferred stock, par value $0.01 per share (the "Preferred Stock"), and (ii) 300,000,000 shares shall be designated as common stock, par value $0.01 per share (the "Common Stock"). ~~Upon the filing and effectiveness (the "Effective Time") pursuant to the DGCL of this Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Corporation, each 12 shares of Common Stock either issued and outstanding or held by the Corporation in treasury stock immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one share of Common Stock (the "Reverse Stock Split"). No fractional shares shall be issued in connection with the Reverse Stock Split. Stockholders who otherwise would be entitled to receive fractional shares of Common Stock shall be entitled to receive cash (without interest or deduction) in lieu of such fractional share interests, in an amount equal to the product obtained by multiplying (a) the fraction of one share owned by the stockholder by (b) the closing price per share of the Common Stock as reported on The Nasdaq Stock Market as of the date of the Effective Time. Each certificate that immediately prior to the Effective Time represented shares of Common Stock (an "Old Certificate") shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the elimination of fractional share interests as described above.~~

(b)   Preferred Stock. Shares of Preferred Stock may be issued in one or more series from time to time by the Board, and the Board is expressly authorized to fix by resolution or resolutions the designations and the powers, preferences and rights, and the qualifications, limitations and restrictions thereof, of the shares of each series of Preferred Stock, including without limitation the following:

(i)   the distinctive serial designation of such series which shall distinguish it from other series;

(ii)   the number of shares included in such series;

(iii)   the dividend rate (or method of determining such rate) payable to the holders of the shares of such series, any conditions upon which such dividends shall be paid and the date or dates upon which such dividends shall be payable;

(iv)   whether dividends on the shares of such series shall be cumulative and, in the case of shares of any series having cumulative dividend rights, the date or dates or method of determining the date or dates from which dividends on the shares of such series shall be cumulative;

(v)   the amount or amounts which shall be payable out of the assets of the corporation to the holders of the shares of such series upon voluntary or involuntary liquidation, dissolution or winding up the Corporation, and the relative rights of priority, if any, of payment of the shares of such series;

(vi)   the price or prices at which, the period or periods within which and the terms and conditions upon which the shares of such series may be redeemed, in whole or in part, at the option of the Corporation or at the option of the holder or holders thereof or upon the happening of a specified event or events;

(vii)   the obligation, if any, of the Corporation to purchase or redeem shares of such series pursuant to a sinking fund or otherwise and the price or prices at which, the period or periods within which and the terms and conditions upon which the shares of such series shall be redeemed or purchased, in whole or in part, pursuant to such obligation;

(viii)   whether or not the shares of such series shall be convertible or exchangeable, at any time or times at the option of the holder or holders thereof or at the option of the Corporation or upon happening of a specified event or events, into shares of any other class or classes of stock of the Corporation, and the price or prices or rate or rates of exchange or conversion and any adjustments applicable thereto; and (ix)　　whether or not the holders of the shares of such series shall have voting rights, in addition to the voting rights provided by law, and if so the terms of such voting rights.

Subject to the rights of the holders of any series of Preferred Stock, the number of authorized shares of any class or series of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the outstanding shares of such class or series, voting together as a single class, irrespective of the provisions of Section 242(b)(2) of the DGCL. **The Board has designated a series of its Series A Participating Preferred Stock pursuant to a Certificate of Designations duly filed with the Secretary of State of Delaware on September 7, 2016, a copy of which is attached hereto as Exhibit A and incorporated herein by reference.**

Article V
Directors

The number of directors (the "Directors") that shall constitute the whole Board shall be fixed from time to time pursuant to the amended and restated bylaws of the Corporation, as may be further amended from time to time (the "Bylaws").

Article VI
Limitation of Liability

A Director shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a Director, except to the extent that such exemption from liability or limitation thereof is not permitted under the DGCL as currently in effect or as the same may hereafter be amended. If the DGCL is hereafter amended to authorize corporate action further limiting or eliminating the liability of Directors to the Corporation or its stockholders, then without any further action by any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, government entity or other entity of any kind or nature such liability shall be so limited or eliminated to the fullest extent permitted by the DGCL as so amended. No adoption, amendment, modification or repeal of this Article VI or any other provision of this Amended and Restated Certificate of Incorporation shall adversely affect any right or protection of a Director existing at the time of such adoption, amendment, modification or repeal with respect to acts or omissions occurring prior to such time.

Article VII
Bylaws

In furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to adopt, repeal, alter, amend and rescind from time to time any or all of the Bylaws of the Corporation.

Article VIII
Amendment of Second Amended and Restated Certificate of Incorporation

This Corporation reserves the right to amend, alter, change or repeal any provision contained in this **Second** Amended and Restated Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred on stockholders herein are granted subject to this reservation.

~~Article IX~~

~~Part 1. Definitions. As used in this Article IX, the following capitalized terms have the following meanings when used herein with initial capital letters (and any references to any portions of Treasury Regulation § l.382-2T shall include any successor provisions):~~

~~(i)　　"4.9-percent Transaction" means any Transfer described in clause (a) or (b) of Part 2 of this Article IX.~~

~~(ii)　　"4.9-percent Stockholder" a Person who owns a Percentage Stock Ownership equal to or exceeding 4.9% of the Corporation's then-outstanding Stock, whether directly or indirectly, and including Stock such Person would be deemed to constructively own or which otherwise would be aggregated with shares owned by such Person pursuant to Section 382 of the Code, or any successor provision or replacement provision and the applicable Treasury Regulations and Internal Revenue Service guidance thereunder.~~

(iii) "Agent" has the meaning set forth in Part 5 of this Article IX.

(iv) "Board of Directors" or "Board" means the board of directors of the Corporation.

(v) "Code" means the United States Internal Revenue Code of 1986, as amended from time to time.

(vi) "Corporation Security" or "Corporation Securities" means (i) any Stock; (ii) shares of Preferred Stock issued by the Corporation (other than Preferred Stock described in Section 1504(a)(4) of the Code); and (iii) warrants, rights, or options (including options within the meaning of Treasury Regulation § l.382-2T(h)(4)(v)) to purchase Securities of the Corporation.

(vii) "Effective Date" means the date of filing of this Certificate of Amendment of the Certificate of Incorporation of the Corporation with the Secretary of State.

(viii) "Excess Securities" has the meaning given such term in Part 4 of this Article IX.

(ix) "Expiration Date" means the earlier of (i) the close of business on the date that is the third anniversary of the Effective Date; (ii) the repeal of Section 382 of the Code or any successor statute if the Board of Directors determines that this Article IX is no longer necessary or desirable for the preservation of Tax Benefits; (iii) the close of business on the first day of a taxable year of the Corporation as to which the Board of Directors determines that no Tax Benefits may be carried forward; (iv) such date as the Board of Directors shall fix in accordance with Part 12 of this Article IX; or (v) the final adjournment of the 2016 Annual Meeting of Stockholders if approval by a majority of the stockholders voting at such meeting has not been received.

(x) "Percentage Stock Ownership" means the percentage Stock Ownership interest of any Person or group (as the context may require) for purposes of Section 382 of the Code as determined in accordance with the Treasury Regulation § 1.382-2T(g), (h), (j) and (k) or any successor provision and other pertinent Internal Revenue Service guidance.

(xi) "Person" means any individual, firm, corporation or other legal entity, including persons treated as an entity pursuant to Treasury Regulation§ 1.382-3(a)(l)(i); and includes any successor (by merger or otherwise) of such entity.

(xii) "Prohibited Distributions" means any and all dividends or other distributions paid by the Corporation with respect to any Excess Securities received by a Purported Transferee.

(xiii) "Prohibited Transfer" means any Transfer or purported Transfer of Corporation Securities to the extent that such Transfer is prohibited and/or void under this Article IX.

(xiv) "Public Group" has the meaning set forth in Treasury Regulation § l.382-2T(f)(l3).

(xv) "Purported Transferee" has the meaning set forth in Part 4 of this Article IX.

(xvi) "Securities" and "Security" each has the meaning set forth in Part 7 of this Article IX.

(xvii) "Stock" means any interest that would be treated as "stock" of the Corporation pursuant to Treasury Regulation § 1.382-2T(f)(l8).

(xviii) "Stock Ownership" means any direct or indirect ownership of Stock, including any ownership by virtue of application of constructive ownership rules, with such direct, indirect, and constructive ownership determined under the provisions of Section 382 of the Code and the regulations thereunder.

(xix) "Tax Benefits" means the net operating loss carryforwards, capital loss carryforwards, general business credit carryforwards, alternative minimum tax credit carryforwards and foreign tax credit carryforwards, as well as any loss or deduction attributable to a "net unrealized built-in loss" of the Corporation or any direct or indirect subsidiary thereof, within the meaning of Section 382 of the Code.

(xx)   "Transfer" means, any direct or indirect sale, transfer, assignment, conveyance, pledge or other disposition or other action taken by a Person, other than the Corporation, that alters the Percentage Stock Ownership of any Person or group. A Transfer also shall include the creation or grant of an option (including an option within the meaning of Treasury Regulation§ 1.382-4(d). For the avoidance of doubt, a Transfer shall not include the creation or grant of an option by the Corporation, nor shall a Transfer include the issuance of Stock by the Corporation.

(xxi)   "Transferee" means any Person to whom Corporation Securities are Transferred.

(xxii)   "Treasury Regulations" means the regulations, including temporary regulations or any successor regulations promulgated under the Code, as amended from time to time.

Part 2. Transfer and Ownership Restrictions. In order to preserve the Tax Benefits, from and after the Effective Date of this Article IX any attempted Transfer of Corporation Securities prior to the Expiration Date and any attempted Transfer of Corporation Securities pursuant to an agreement entered into prior to the Expiration Date, shall be prohibited and void ab initio to the extent that, as a result of such Transfer (or any series of Transfers of which such Transfer is a part), either (a) any Person or Persons would become a 4.9-percent Stockholder or (b) the Percentage Stock Ownership in the Corporation of any 4.9-percent Stockholder would be increased.

Part 3. Exceptions.

(i)   Notwithstanding anything to the contrary herein, Transfers to a Public Group (including a new Public Group created under Treasury Regulation§ 1.382-2T(j)(3)(i)) shall be permitted.

(ii)   The restrictions set forth in Part 2 of this Article IX shall not apply to an attempted Transfer that is a 4.9-percent Transaction if the transferor or the Transferee obtains the written approval of the Board of Directors or a duly authorized committee thereof. As a condition to granting its approval pursuant to this Part 3 of Article IX, the Board of Directors, may, in its discretion, require (at the expense of the transferor and/or transferee) an opinion of counsel selected by the Board of Directors that the Transfer shall not result in a limitation on the use of the Tax Benefits as a result of the application of Section 382 of the Code; provided that the Board may grant such approval notwithstanding the effect of such approval on the Tax Benefits if it determines that the approval is in the best interests of the Corporation. The Board of Directors may grant its approval in whole or in part with respect to such Transfer and may impose any conditions that it deems reasonable and appropriate in connection with such approval, including, without limitation, restrictions on the ability of any Transferee to Transfer Stock acquired through a Transfer. Approvals of the Board of Directors hereunder may be given prospectively or retroactively. The Board of Directors, to the fullest extent permitted by law, may exercise the authority granted by this Article IX through duly authorized officers or agents of the Corporation. Nothing in this Part 3 of this Article IX shall be construed to limit or restrict the Board of Directors in the exercise of its fiduciary duties under applicable law.

Part 4. Excess Securities.

(i)   No employee or agent of the Corporation shall record any Prohibited Transfer, and the purported transferee of such a Prohibited Transfer (the "Purported Transferee") shall not be recognized as a stockholder of the Corporation for any purpose whatsoever in respect of the Corporation Securities which are the subject of the Prohibited Transfer (the "Excess Securities"). Until the Excess Securities are acquired by another person in a Transfer that is not a Prohibited Transfer, the Purported Transferee shall not be entitled, with respect to such Excess Securities, to any rights of stockholders of the Corporation, including, without limitation, the right to vote such Excess Securities and to receive dividends or distributions, whether liquidating or otherwise, in respect thereof, if any, and the Excess Securities shall be deemed to remain with the transferor unless and until the Excess Securities are transferred to the Agent pursuant to Part 5 of this Article IX or until an approval is obtained under Part 3 of this Article IX. After the Excess Securities have been acquired in a Transfer that is not a Prohibited Transfer, the Corporation Securities shall cease to be Excess Securities. For this purpose, any Transfer of Excess Securities not in accordance with the provisions of Parts 4 or 5 of this Article IX shall also be a Prohibited Transfer.

(ii)   The Corporation may require as a condition to the registration of the Transfer of any Corporation Securities or the payment of any distribution on any Corporation Securities that the proposed Transferee or payee furnish to the Corporation all information reasonably requested by the Corporation with respect to its direct or indirect ownership interests in such Corporation Securities. The Corporation may make such arrangements or issue such instructions to its stock transfer agent as may be determined by the Board of Directors to be necessary or advisable to implement this Article IX, including, without limitation, authorizing such transfer agent to require an affidavit from a Purported Transferee regarding such Person's actual and constructive ownership of Stock and other evidence that a Transfer will not be prohibited by this Article IX as a condition to registering any transfer.

Part 5. Transfer to Agent. If the Board of Directors determines that a Transfer of Corporation Securities constitutes a Prohibited Transfer then, upon written demand by the Corporation sent within thirty days of the date on which the Board of Directors determines that the attempted Transfer would result in Excess Securities, the Purported Transferee shall transfer or cause to be transferred any certificate or other evidence of ownership of the Excess Securities within the Purported Transferee's possession or control, together with any Prohibited Distributions, to an agent designated by the Board of Directors (the "Agent"). The Agent shall thereupon sell to a buyer or buyers, which may include the Corporation, the Excess Securities transferred to it in one or more arm's-length transactions (on the public securities market on which such Excess Securities are traded, if possible, or otherwise privately); provided, however, that any such sale must not constitute a Prohibited Transfer and provided, further, that the Agent shall effect such sale or sales in an orderly fashion and shall not be required to effect any such sale within any specific time frame if, in the Agent's discretion, such sale or sales would disrupt the market for the Corporation Securities or otherwise would adversely affect the value of the Corporation Securities. If the Purported Transferee has resold the Excess Securities before receiving the Corporation's demand to surrender Excess Securities to the Agent, the Purported Transferee shall be deemed to have sold the Excess Securities for the Agent, and shall be required to transfer to the Agent any Prohibited Distributions and proceeds of such sale, except to the extent that the Corporation grants written permission to the Purported Transferee to retain a portion of such sales proceeds not exceeding the amount that the Purported Transferee would have received from the Agent pursuant to Part 6 of this Article IX if the Agent rather than the Purported Transferee had resold the Excess Securities.

Part 6. Application of Proceeds and Prohibited Distributions. The Agent shall apply any proceeds of a sale by it of Excess Securities and, if the Purported Transferee has previously resold the Excess Securities, any amounts received by it from a Purported Transferee, together, in either case, with any Prohibited Distributions, as follows: (a) first, such amounts shall be paid to the Agent to the extent necessary to cover its costs and expenses incurred in connection with its duties hereunder; (b) second, any remaining amounts shall be paid to the Purported Transferee, up to the amount paid by the Purported Transferee for the Excess Securities (or the fair market value at the time of the Transfer, in the event the purported Transfer of the Excess Securities was, in whole or in part, a gift, inheritance or similar Transfer) which amount shall be determined at the discretion of the Board of Directors; and (c) third, any remaining amounts shall be paid to one or more organizations qualifying under section 50l(c)(3) of the Code (or any comparable successor provision) selected by the Board of Directors. The Purported Transferee of Excess Securities shall have no claim, cause of action or any other recourse whatsoever against any transferor of Excess Securities. The Purported Transferee's sole right with respect to such shares shall be limited to the amount payable to the Purported Transferee pursuant to this Part 6 of Article IX. In no event shall the proceeds of any sale of Excess Securities pursuant to this Part 6 of Article IX inure to the benefit of the Corporation or the Agent, except to the extent used to cover costs and expenses incurred by Agent in performing its duties hereunder.

Part 7. Modification Of Remedies For Certain Indirect Transfers. In the event of any Transfer which does not involve a transfer of securities of the Corporation within the meaning of Delaware law ("Securities," and individually, a "Security") but which would cause a 4.9-percent Stockholder to violate a restriction on Transfers provided for in this Article IX, the application of Parts 5 and 6 of this Article IX shall be modified as described in this Part 7 of this Article IX. In such case, no such 4.9-percent Stockholder shall be required to dispose of any interest that is not a Security, but such 4.9-percent Stockholder and/or any Person whose ownership of Securities is attributed to such 4.9-percent Stockholder shall be deemed to have disposed of and shall be required to dispose of sufficient Securities (which Securities shall be disposed of in the inverse order in which they were acquired) to cause such 4.9-percent Stockholder, following such disposition, not to be in violation of this Article IX. Such disposition shall be deemed to occur simultaneously with the Transfer giving rise to the application of this provision, and such number of Securities that are deemed to be disposed of shall be considered Excess Securities and shall be disposed of through the Agent as provided in Parts 5 and 6 of this Article IX, except that the maximum aggregate amount payable either to such 4.9-percent Stockholder, or to such other Person that was the direct holder of such Excess Securities, in connection with such sale shall be the fair market value of such Excess Securities at the time of the purported Transfer. All expenses incurred by the Agent in disposing of such Excess Stock shall be paid out of any amounts due such 4.9-percent Stockholder or such other Person. The purpose of this Part 7 of Article IX is to extend the restrictions in Part 2 and 5 of this Article IX to situations in which there is a 4.9-percent Transaction without a direct Transfer of Securities, and this Part 7 of Article IX, along with the other provisions of this Article IX, shall be interpreted to produce the same results, with differences as the context requires, as a direct Transfer of Corporation Securities.

Part 8. Legal Proceedings; Prompt Enforcement. If the Purported Transferee fails to surrender the Excess Securities or the proceeds of a sale thereof to the Agent within thirty days from the date on which the Corporation makes a written demand pursuant to Part 5 of this Article IX (whether or not made within the time specified in Part 5 of this Article IX), then the Corporation may take such actions as it deems appropriate to enforce the provisions hereof, including the institution of legal proceedings to compel the surrender. Nothing in this Part 8 of Article IX shall (1) be deemed inconsistent with any Transfer of the Excess Securities provided in this Article IX being void ab initio, (2) preclude the Corporation in its discretion from immediately bringing legal proceedings without a prior demand or (3) cause any failure of the Corporation to act within the time periods set forth in Part 5 of this Article IX to constitute a waiver or loss of any right of the Corporation under this Article IX. The Board of Directors may authorize such additional actions as it deems advisable to give effect to the provisions of this Article IX.

Part 9. Liability. To the fullest extent permitted by law, any stockholder subject to the provisions of this Article IX who knowingly violates the provisions of this Article IX and any Persons controlling, controlled by or under common control with such stockholder shall be jointly and severally liable to the Corporation for, and shall indemnify and hold the Corporation harmless against, any and all damages suffered as a result of such violation, including but not limited to damages resulting from a reduction in, or elimination of, the Corporation's ability to utilize its Tax Benefits, and attorneys' and auditors' fees incurred in connection with such violation.

Part 10. Obligation to Provide Information. As a condition to the registration of the Transfer of any Stock, any Person who is a beneficial, legal or record holder of Stock, and any proposed Transferee and any Person controlling, controlled by or under common control with the proposed Transferee, shall provide such information as the Corporation may request from time to time in order to determine compliance with this Article IX or the status of the Tax Benefits of the Corporation.

Part 11. Legends. The Board of Directors may require that any certificates issued by the Corporation evidencing ownership of shares of Stock that are subject to the restrictions on transfer and ownership contained in this Article IX bear the following legend:

"THE CERTIFICATE OF INCORPORATION (THE "CERTIFICATE OF INCORPORATION") OF THE CORPORATION CONTAINS RESTRICTIONS PROHIBITING THE TRANSFER (AS DEFINED IN THE CERTIFICATE OF INCORPORATION) OF STOCK OF THE CORPORATION (INCLUDING THE CREATION OR GRANT OF CERTAIN OPTIONS, RIGHTS AND WARRANTS) WITHOUT THE PRIOR AUTHORIZATION OF THE BOARD OF DIRECTORS OF THE CORPORATION (THE "BOARD OF DIRECTORS") IF SUCH TRANSFER AFFECTS THE PERCENTAGE OF STOCK OF THE CORPORATION (WITHIN THE MEANING OF SECTION 382 OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE") AND THE TREASURY REGULATIONS PROMULGATED THEREUNDER), THAT IS TREATED AS OWNED BY A 4.9 PERCENT STOCKHOLDER (AS DEFINED IN THE CERTIFICATE OF INCORPORATION). IF THE TRANSFER RESTRICTIONS ARE VIOLATED, THEN THE TRANSFER WILL BE VOID *AB INITIO* AND THE PURPORTED TRANSFEREE OF THE STOCK WILL BE REQUIRED TO TRANSFER EXCESS SECURITIES (AS DEFINED IN THE CERTIFICATE OF INCORPORATION) TO THE CORPORATION'S AGENT. IN THE EVENT OF A TRANSFER WHICH DOES NOT INVOLVE SECURITIES OF THE CORPORATION WITHIN THE MEANING OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE ("SECURITIES") BUT WHICH WOULD VIOLATE THE TRANSFER RESTRICTIONS, THE PURPORTED TRANSFEREE (OR THE RECORD OWNER) OF THE SECURITIES WILL BE REQUIRED TO TRANSFER SUFFICIENT SECURITIES PURSUANT TO THE TERMS PROVIDED FOR IN THE CORPORATION'S CERTIFICATE OF INCORPORATION TO CAUSE THE 4.9 PERCENT STOCKHOLDER TO NO LONGER BE IN VIOLATION OF THE TRANSFER RESTRICTIONS. THE CORPORATION WILL FURNISH WITHOUT CHARGE TO THE HOLDER OF RECORD OF THIS CERTIFICATE A COPY OF THE CERTIFICATE OF INCORPORATION, CONTAINING THE ABOVE-REFERENCED TRANSFER RESTRICTIONS, UPON WRITTEN REQUEST TO THE CORPORATION AT ITS PRINCIPAL PLACE OF BUSINESS."

The Board of Directors may also require that any certificates issued by the Corporation evidencing ownership of shares of Stock that are subject to conditions imposed by the Board of Directors under Part 3 of this Article IX also bear a conspicuous legend referencing the applicable restrictions.

Part 12. Authority of the Board of Directors.

(a) The Board of Directors shall have the power to determine all matters necessary for assessing compliance with this Article IX, including, without limitation, (1) the identification of 4.9-percent Stockholders; (2) whether a Transfer is a 4.9-percent Transaction or a Prohibited Transfer; (3) the Percentage Stock Ownership in the Corporation of any 4.9-percent Stockholder; (4) whether an instrument constitutes a Corporation Security; (5) the amount (or fair market value) due to a Purported Transferee pursuant to Part 6 of this Article IX; and (6) any other matters that the Board of Directors determines to be relevant. The good faith determination of the Board of Directors on such matters shall be conclusive and binding for all the purposes of this Article IX. In addition, the Board of Directors may, to the extent permitted by law, from time to time establish, modify, amend or rescind Bylaws, regulations and procedures of the Corporation not inconsistent with the provisions of this Article IX for purposes of determining whether any Transfer of Corporation Securities would jeopardize or endanger the Corporation's ability to preserve and use the Tax Benefits and for the orderly application, administration and implementation of this Article IX.

(b) Nothing contained in this Article IX shall limit the authority of the Board of Directors to take such other action to the extent permitted by law as it deems necessary or advisable to protect the Corporation and its stockholders in preserving the Tax Benefits. Without limiting the generality of the foregoing, in the event of a change in law making one or more of the following actions necessary or desirable, the Board of Directors may, by adopting a written resolution, (1) accelerate or extend the Expiration Date; (2) modify the ownership interest percentage in the Corporation or the Persons or groups covered by this Article IX; (3) modify the definitions of any terms set forth in this Article IX; or (4) modify the terms of this Article IX as appropriate, in each case, in order to prevent an ownership change for purposes of Section 382 of the Code as a result of any changes in applicable Treasury Regulations or otherwise; provided, however, that the Board of Directors shall not cause there to be such acceleration, extension or modification unless it determines, by adopting a written resolution, that such action is reasonably necessary or advisable to preserve the Tax Benefits or that the continuation of these restrictions is no longer reasonably necessary for the preservation of the Tax Benefits. Stockholders of the Corporation shall be notified of such determination through a filing with the Securities and Exchange Commission or such other method of notice as the Secretary of the Corporation shall deem appropriate.

(c) In the case of an ambiguity in the application of any of the provisions of this Article IX, including any definition used herein, the Board of Directors shall have the power to determine the application of such provisions with respect to any situation based on its reasonable belief, understanding or knowledge of the circumstances. In the event this Article IX requires an action by the Board of Directors but fails to provide specific guidance with respect to such action, the Board of Directors shall have the power to determine the action to be taken so long as such action is not contrary to the provisions of this Article IX. All such actions, calculations, interpretations and determinations which are done or made by the Board of Directors in good faith shall be conclusive and binding on the Corporation, the Agent, and all other parties for all other purposes of this Article IX. The Board of Directors may delegate all or any portion of its duties and powers under this Article IX to a committee of the Board of Directors as it deems necessary or advisable and, to the fullest extent permitted by law, may exercise the authority granted by this Article IX through duly authorized officers or agents of the Corporation. Nothing in this Article IX shall be construed to limit or restrict the Board of Directors in the exercise of its fiduciary duties under applicable law.

Part 13. Reliance. To the fullest extent permitted by law, the Corporation and the members of the Board of Directors shall be fully protected in relying in good faith upon the information, opinions, reports or statements of the chief executive officer, the chief financial officer, the chief accounting officer or the corporate controller of the Corporation and the Corporation's legal counsel, independent auditors, transfer agent, investment bankers or other employees and agents in making the determinations and findings contemplated by this Article IX. The members of the Board of Directors shall not be responsible for any good faith errors made in connection therewith. For purposes of determining the existence and identity of, and the amount of any Corporation Securities owned by any stockholder, the Corporation is entitled to rely on the existence and absence of filings of Schedule 13D or 13G under the Securities and Exchange Act of 1934, as amended (or similar filings), as of any date, subject to its actual knowledge of the ownership of Corporation Securities.

Part 14. Benefits of This Article IX. Nothing in this Article IX shall be construed to give to any Person other than the Corporation or the Agent any legal or equitable right, remedy or claim under this Article IX. This Article IX shall be for the sole and exclusive benefit of the Corporation and the Agent.

Part 15. Severability. The purpose of this Article IX is to facilitate the Corporation's ability to maintain or preserve its Tax Benefits. If any provision of this Article IX or the application of any such provision to any Person or under any circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision of this Article IX.

Part 16. Waiver. With regard to any power, remedy or right provided herein or otherwise available to the Corporation or the Agent under this Article IX, (i) no waiver will be effective unless expressly contained in a writing signed by the waiving party; and (ii) no alteration, modification or impairment will be implied by reason of any previous waiver, extension of time, delay or omission in exercise, or other indulgence.

IN WITNESS WHEREOF, I have signed this **Second** Amended and Restated Certificate of Incorporation this ~~19th~~ **[__]** day of **[__]**, ~~2009~~ **2023**.


~~HARRIS STRATEX~~ **AVIAT** NETWORKS, INC.


By: ~~/s/ Harald J. Braun~~ **/s/ Peter A. Smith**
Name: ~~Harald J. Braun~~ **Peter A. Smith**
Title: Chief Executive Officer and President

CERTIFICATE OF DESIGNATION OF RIGHTS, PREFERENCES AND PRIVILEGES
OF SERIES A PARTICIPATING PREFERRED STOCK OF
AVIAT NETWORKS, INC.

_____

Pursuant to Section 151 of the
General Corporation Law of the State of Delaware

_____

Aviat Networks, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the "**Corporation**"), in accordance with the provisions of Section 103 thereof, does hereby certify:

That pursuant to the authority conferred upon the Board of Directors of the Corporation (the "**Board**") by the Amended and Restated Certificate of Incorporation, as amended, on September 6, 2016, the Board adopted the following resolutions creating a series of preferred stock, par value $0.01 per share ("**Preferred Stock**"), of the Corporation designated as Series A Participating Preferred Stock:

RESOLVED: That pursuant to the authority vested in the Board by the Amended and Restated Certificate of Incorporation of the Corporation, as amended (the "**Charter**"), the Board does hereby provide for the issuance of a series of Preferred Stock of the Corporation and does hereby fix and herein state and express the designations, powers, preferences and relative and other special rights, and the qualifications, limitations and restrictions, of such series of Preferred Stock as follows:

Section 1.   _Designation and Amount_. The shares of such series shall be designated as "**Series A Participating Preferred Stock**." The Series A Participating Preferred Stock shall have a par value of $0.01 per share, and the number of shares constituting such series shall be 100,000. Such number of shares may be increased or decreased by resolution of the Board; provided, however, that no decrease shall reduce the number of shares of Series A Participating Preferred Stock to a number less than the number of shares then outstanding plus the number of shares reserved for issuance upon the exercise of outstanding options, rights or warrants or upon the exercise of any options, rights or warrants issuable upon conversion of any outstanding securities issued by the Corporation convertible into Series A Participating Preferred Stock.

Section 2.   _Proportional Adjustment_. In the event that the Corporation shall at any time after the issuance of any share or shares of Series A Participating Preferred Stock (the "**Rights Declaration Date**") (a) declare any dividend on the common stock of the Corporation, par value $0.01 per share (the "**Common Stock**"), payable in shares of Common Stock, (b) subdivide the outstanding Common Stock or (c) combine the outstanding Common Stock into a smaller number of shares, then in each such case the Corporation shall simultaneously effect a proportional adjustment to the number of outstanding shares of Series A Participating Preferred Stock by an amount the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

Section 3.   _Dividends and Distributions_.

(a)   Subject to Section 2 and to the prior and superior rights of the holders of any shares of any series of Preferred Stock ranking prior and superior to the shares of Series A Participating Preferred Stock with respect to dividends, the holders of shares of Series A Participating Preferred Stock shall be entitled to receive, when, as and if declared by the Board out of funds legally available for the purpose, quarterly dividends payable in cash on the last day of October, January, April and July in each year (each such date being referred to herein as a "**Quarterly Dividend Payment Date**"), commencing on the first Quarterly Dividend Payment Date after the first issuance of a share or fraction of a share of Series A Participating Preferred Stock, in an amount per share (rounded to the nearest cent) equal to the greater of (i) $1.00 and (ii) subject to Section 2, 1,000 times the aggregate per share amount of all cash dividends, and 1,000 times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions other than a dividend payable in shares of Common Stock or a subdivision of the outstanding shares of Common Stock (by reclassification or otherwise), declared on the Common Stock since the immediately preceding Quarterly Dividend Payment Date, or, with respect to the first Quarterly Dividend Payment Date, since the first issuance of any share or fraction of a share of Series A Participating Preferred Stock.

(b)   The Corporation shall declare a dividend or distribution on the Series A Participating Preferred Stock as provided in paragraph (a) above immediately after it declares a dividend or distribution on the Common

Stock (other than a dividend payable in shares of Common Stock); provided, however, that, in the event that no dividend or distribution shall have been declared on the Common Stock during the period between any Quarterly Dividend Payment Date and the next subsequent Quarterly Dividend Payment Date, a dividend of $1.00 per share on the Series A Participating Preferred Stock shall nevertheless be payable on such subsequent Quarterly Dividend Payment Date.

(c)　　　Dividends shall begin to accrue and be cumulative on outstanding shares of Series A Participating Preferred Stock from the Quarterly Dividend Payment Date next preceding the date of issue of such shares of Series A Participating Preferred Stock, unless the date of issue of such shares is prior to the record date for the first Quarterly Dividend Payment Date, in which case dividends on such shares shall begin to accrue from the date of issue of such shares, or unless the date of issue is a Quarterly Dividend Payment Date or is a date after the record date for the determination of holders of shares of Series A Participating Preferred Stock entitled to receive a quarterly dividend and before such Quarterly Dividend Payment Date, in either of which events such dividends shall begin to accrue and be cumulative from such Quarterly Dividend Payment Date. Accrued but unpaid dividends shall not bear interest. Dividends paid on the shares of Series A Participating Preferred Stock in an amount less than the total amount of such dividends at the time accrued and payable on such shares shall be allocated pro rata on a share-by-share basis among all such shares at the time outstanding. The Board may fix a record date for the determination of holders of shares of Series A Participating Preferred Stock entitled to receive payment of a dividend or distribution declared thereon, which record date shall be no more than 60 days prior to the date fixed for the payment thereof.

Section 4.　　　*Voting Rights*. The holders of shares of Series A Participating Preferred Stock shall have the following voting rights:

(a)　　　Subject to the provision for adjustment hereinafter set forth, each share of Series A Participating Preferred Stock shall entitle the holder thereof to 1,000 votes on all matters submitted to a vote of the stockholders of the Corporation. In the event that the Corporation shall at any time after the Rights Declaration Date (i) declare any dividend on Common Stock payable in shares of Common Stock, (ii) subdivide the outstanding Common Stock or (iii) combine the outstanding Common Stock into a smaller number of shares, then in each such case the number of votes per share to which holders of shares of Series A Participating Preferred Stock were entitled immediately prior to such event shall be adjusted by multiplying such number by a fraction the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

(b)　　　Except as otherwise provided herein, in any other Certificate of Designation creating a series of Preferred Stock or any similar stock, the Charter or the Amended and Restated Bylaws of the Corporation (the "Bylaws"), or by law, the holders of shares of Series A Participating Preferred Stock and the holders of shares of Common Stock shall vote together as one class on all matters submitted to a vote of stockholders of the Corporation.

(c)　　　Except as set forth herein or as required by law, the holders of Series A Participating Preferred Stock shall have no special voting rights and their consent shall not be required (except to the extent that they are entitled to vote with holders of Common Stock as set forth herein) for taking any corporate action.

(d)　　　　　　(i) If at any time dividends on any Series A Participating Preferred Stock shall be in arrears in an amount equal to six quarterly dividends thereon, then the occurrence of such contingency shall mark the beginning of a period (herein called a "default period") that shall extend until such time as all accrued and unpaid dividends for all previous quarterly dividend periods and for the current quarterly dividend period on all shares of Series A Participating Preferred Stock then outstanding shall have been declared and paid or set apart for payment. During each default period, all holders of Preferred Stock (including holders of Series A Participating Preferred Stock) with dividends in arrears in an amount equal to six quarterly dividends thereon, voting as a class, irrespective of series, shall have the right to elect two directors.

(ii)　　　During any default period, such voting right of the holders of Series A Participating Preferred Stock may be exercised initially at a special meeting called pursuant to subparagraph (iii) of this Section 4(d) or at any annual meeting of stockholders, and thereafter at annual meetings of stockholders; provided, however, that such voting right shall not be exercised unless the holders of at least one-third in number of shares of Preferred Stock outstanding shall be present in person or by proxy. The absence of a quorum of the holders of Common Stock shall not affect the exercise by the holders of Preferred Stock of such voting right. At any meeting at which the holders of Preferred Stock shall exercise such voting right initially during an existing default period, they shall have the right, voting as a class, to elect directors to fill such vacancies, if any, in the Board as may then exist up to two directors or, if such right is exercised at an annual meeting of stockholders, to elect two directors. If the number that may be so elected at any special meeting does not amount to the required number, the holders of Preferred

Stock shall have the right to make such increase in the number of directors as shall be necessary to permit the election by them of the required number. After the holders of Preferred Stock shall have exercised their right to elect directors in any default period and during the continuance of such period, the number of directors shall not be increased or decreased except by vote of the holders of Preferred Stock as herein provided or pursuant to the rights of any equity securities ranking senior to or pari passu with the Series A Participating Preferred Stock.

(iii)   Unless the holders of Preferred Stock shall, during an existing default period, have previously exercised their right to elect directors, the Board may order, or any stockholder or stockholders owning in the aggregate not less than 10% of the total number of shares of Preferred Stock outstanding, irrespective of series, may request, the calling of a special meeting of the holders of Preferred Stock, which meeting shall thereupon be called by the Chairman of the Board, Chief Executive Officer, President, Chief Financial Officer, Secretary, Assistant Secretary or any Senior Vice President of the Corporation. Notice of such meeting and of any annual meeting at which holders of Preferred Stock are entitled to vote pursuant to this paragraph (d)(iii) shall be given to each holder of record of Preferred Stock by mailing a copy of such notice to such holder at such holder's last address as the same appears on the books of the Corporation. Such meeting shall be called for a time not earlier than 20 days and not later than 60 days after such order or request, or in default of the calling of such meeting within 60 days after such order or request, such meeting may be called on similar notice by any stockholder or stockholders owning in the aggregate not less than 10% of the total number of shares of Preferred Stock outstanding. Notwithstanding the provisions of this paragraph (d)(iii), no such special meeting shall be called during the period within 60 days immediately preceding the date fixed for the next annual meeting of the stockholders.

(iv)   In any default period, the holders of Common Stock and other classes of stock of the Corporation, if applicable, shall continue to be entitled to elect the whole number of directors until the holders of Preferred Stock shall have exercised their right to elect two directors voting as a class, after the exercise of which right (A) the directors so elected by the holders of Preferred Stock shall continue in office until their successors shall have been elected by such holders or until the expiration of the default period, and (B) any vacancy in the Board may (except as provided in subparagraph (ii) of this Section 4(d)) be filled by vote of a majority of the remaining directors theretofore elected by the holders of the class of stock that elected the director whose office shall have become vacant. References in this Section 4(d) to directors elected by the holders of a particular class of stock shall include directors elected by such directors to fill vacancies as provided in clause (B) of the foregoing sentence.

(v)   Immediately upon the expiration of a default period, (A) the right of the holders of Preferred Stock as a class to elect directors shall cease, (B) the term of any directors elected by the holders of Preferred Stock as a class shall terminate and (C) the number of directors shall be such number as may be provided for in the Charter or the Bylaws irrespective of any increase made pursuant to the provisions of subparagraph (ii) of this Section 4(d) (such number being subject, however, to change thereafter in any manner provided by law or in the Charter or Bylaws). Any vacancies in the Board effected by the provisions of clauses (B) and (C) in the preceding sentence may be filled by a majority of the remaining directors.

Section 5.   *Certain Restrictions*.

(a)   The Corporation shall not declare any dividend on, make any distribution on, or redeem or purchase or otherwise acquire for consideration any shares of Common Stock after the first issuance of a share or fraction of a share of Series A Participating Preferred Stock unless concurrently therewith it shall declare a dividend on the Series A Participating Preferred Stock as required by Section 3 hereof.

(b)   Whenever quarterly dividends or other dividends or distributions payable on the Series A Participating Preferred Stock as provided in Section 3 hereof are in arrears, thereafter and until all accrued and unpaid dividends and distributions, whether or not declared, on shares of Series A Participating Preferred Stock outstanding shall have been paid in full, the Corporation shall not:

(i)   declare or pay dividends on, make any other distributions on, or redeem or purchase or otherwise acquire for consideration any shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Participating Preferred Stock;

(ii)   declare or pay dividends, or make any other distributions, on any shares of stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series A Participating Preferred Stock, except dividends paid ratably on the Series A Participating Preferred Stock and all such parity stock on which dividends are payable or in arrears in proportion to the total amounts to which the holders of all such shares are then entitled;

(iii)   redeem or purchase or otherwise acquire for consideration shares of any stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series A Participating Preferred Stock; provided, however, that the Corporation may at any time redeem, purchase or otherwise acquire shares of any such parity stock in exchange for shares of any stock of the Corporation ranking junior (either as to dividends or upon dissolution, liquidation or winding up) to the Series A Participating Preferred Stock; or

(iv)   redeem or purchase or otherwise acquire for consideration any shares of Series A Participating Preferred Stock, or any shares of stock ranking on a parity with the Series A Participating Preferred Stock, except in accordance with a purchase offer made in writing or by publication (as determined by the Board) to all holders of such shares upon such terms as the Board, after consideration of the respective annual dividend rates and other relative rights and preferences of the respective series and classes, shall determine in good faith will result in fair and equitable treatment among the respective series or classes.

(c)   The Corporation shall not permit any subsidiary of the Corporation to purchase or otherwise acquire for consideration any shares of stock of the Corporation unless the Corporation could, pursuant to paragraph (a) of this Section 5, purchase or otherwise acquire such shares at such time and in such manner.

Section 6.   *Reacquired Shares*. Any shares of Series A Participating Preferred Stock purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired and cancelled promptly after the acquisition thereof. All such shares shall upon their cancellation become authorized but unissued shares of Preferred Stock and may be reissued as part of a new series of Preferred Stock to be created by resolution or resolutions of the Board, subject to the conditions and restrictions on issuance set forth herein, in the Charter or in any other Certificate of Designation creating a series of Preferred Stock or any similar stock or as otherwise required by law.

Section 7.   *Liquidation, Dissolution or Winding Up*.

(a)   Upon any liquidation (voluntary or otherwise), dissolution or winding up of the Corporation, no distribution shall be made to the holders of shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Participating Preferred Stock unless, prior thereto, the holders of shares of Series A Participating Preferred Stock shall have received an amount equal to $1,000 per share of Series A Participating Preferred Stock, plus an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment (the "Series A Liquidation Preference"). Following the payment of the full amount of the Series A Liquidation Preference, no additional distributions shall be made to the holders of shares of Series A Participating Preferred Stock unless, prior thereto, the holders of shares of Common Stock shall have received an amount per share (the "Common Adjustment") equal to the quotient obtained by dividing (i) the Series A Liquidation Preference by (ii) 1,000 (as appropriately adjusted to reflect events as stock splits, stock dividends and recapitalizations with respect to the Common Stock) (such number in clause (ii), the "Adjustment Number"). Following the payment of the full amount of the Series A Liquidation Preference and the Common Adjustment in respect of all outstanding shares of Series A Participating Preferred Stock and Common Stock, respectively, holders of Series A Participating Preferred Stock and holders of shares of Common Stock shall receive their ratable and proportionate share of the remaining assets to be distributed in the ratio of the Adjustment Number to one with respect to such Preferred Stock and Common Stock, on a per share basis, respectively.

(b)   In the event, however, that there are not sufficient assets available to permit payment in full of the Series A Liquidation Preference and the liquidation preferences of all other series of Preferred Stock, if any, that rank on a parity with the Series A Participating Preferred Stock, then such remaining assets shall be distributed ratably to the holders of such parity shares in proportion to their respective liquidation preferences. In the event, however, that there are not sufficient assets available to permit payment in full of the Common Adjustment, then such remaining assets shall be distributed ratably to the holders of Common Stock.

(c)   In the event that the Corporation shall at any time after the Rights Declaration Date (i) declare any dividend on the Common Stock payable in shares of Common Stock, (ii) subdivide the outstanding Common Stock or (iii) combine the outstanding Common Stock into a smaller number of shares, then in each such case the Corporation shall simultaneously effect a proportional adjustment to the Adjustment Number in effect immediately prior to such event by an amount the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

Section 8.   *Consolidation, Merger, etc.* In the event that the Corporation shall enter into any consolidation, merger, combination, conversion, share exchange or other transaction in which the shares of Common Stock are exchanged for or changed into other stock, securities, cash and/or any other property (payable in kind), then in any such case the shares of Series A Participating Preferred Stock shall at the same time be similarly exchanged or changed in an amount per share (subject to Section 2) equal to 1,000 times the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each share of Common Stock is changed or exchanged.

Section 9.   *No Redemption*. The shares of Series A Participating Preferred Stock shall not be redeemable.

Section 10.   *Ranking*. The Series A Participating Preferred Stock shall rank junior to all other series of the Preferred Stock as to the payment of dividends and the distribution of assets, unless the terms of any such series shall provide otherwise.

Section 11.   *Amendment*. At any time when any shares of Series A Participating Preferred Stock are outstanding, neither the Charter nor this Certificate of Designation shall be amended in any manner that would materially alter or change the powers, preferences or special rights of the Series A Participating Preferred Stock so as to affect them adversely without the affirmative vote of the holders of at least two-thirds of the outstanding shares of Series A Participating Preferred Stock, voting separately as a class.

Section 12.   *Fractional Shares*. Series A Participating Preferred Stock may be issued in fractions of a share that shall entitle the holder, in proportion to such holder's fractional shares, to exercise voting rights, receive dividends, participate in distributions and to have the benefit of all other rights of holders of Series A Participating Preferred Stock.

* * *

[Signature page follows]

IN WITNESS WHEREOF, the undersigned has executed this Certificate as of the 7th day of September, 2016.

By: /s/ Ralph S. Marimon
Name: Ralph S. Marimon
Title: Senior Vice President and Chief Financial Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended June 30, 2023 or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number 001-33278

AVIAT NETWORKS, INC.
(Exact name of registrant as specified in its charter)

Delaware	**20-5961564**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
200 Parker Drive, Suite C100A, Austin, Texas	**78728**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (408) 941-7100

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock, par value $0.01 per share	AVNW	NASDAQ Stock Market LLC
Preferred Share Purchase Rights		NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of December 30, 2022, the aggregate market value of the registrant's common stock held by non-affiliates was approximately $340.4 million. For purposes of this calculation, the registrant has assumed that its directors, executive officers and holders of 10% or more of the outstanding common stock are affiliates.

As of August 23, 2023, there were 11,528,714 shares of the registrant's common stock outstanding.

_____

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement for its fiscal 2023 Annual Meeting of Stockholders ("Proxy Statement"), which will be filed with the U.S. Securities and Exchange Commission within 120 days after the end of the registrant's fiscal year ended June 30, 2023, are incorporated by reference into Part III of this Annual Report on Form 10-K.

AVIAT NETWORKS, INC.

ANNUAL REPORT ON FORM 10-K

For the Fiscal Year Ended June 30, 2023

Table of Contents

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K, including "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations," contains forward-looking statements that involve risks and uncertainties, as well as assumptions that, if they do not materialize or prove correct, could cause our results to differ materially from those expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including statements of, about, concerning or regarding: our plans, strategies and objectives for future operations, including with respect to growing our business and sustaining profitability; our research and development efforts and new product releases and services; trends in revenue; drivers of our business and the markets in which we operate; future economic conditions; performance or outlook and changes in our industry and the markets we serve; the outcome of contingencies; the value of our contract awards; beliefs or expectations; the sufficiency of our cash and our capital needs and expenditures; our intellectual property protection; our compliance with regulatory requirements and the associated expenses; expectations regarding litigation; our intention not to pay cash dividends; seasonality of our business; the impact of foreign exchange and inflation; taxes; and assumptions underlying any of the foregoing. Forward-looking statements may be identified by the use of forward-looking terminology, such as "anticipates," "believes," "expects," "may," "should," "would," "will," "intends," "plans," "estimates," "strategy," "projects," "targets," "goals," "seeing," "delivering," "continues," "forecasts," "future," "predict," "might," "could," "potential," or the negative of these terms, and similar words or expressions.

These forward-looking statements are based on estimates reflecting the current beliefs of the senior management of Aviat Networks, Inc. These forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Forward-looking statements should therefore be considered in light of various important factors, including those set forth in this Annual Report on Form 10-K.

See "Item 1A. Risk Factors" in this Annual Report on Form 10-K for more information regarding factors that may cause our results to differ materially from those expressed or implied by the forward-looking statements contained in this Annual Report on Form 10-K.

You should not place undue reliance on these forward-looking statements, which reflect our management's opinions only as of the date of the filing of this Annual Report on Form 10-K. Forward-looking statements are made in reliance upon the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, along with provisions of the Private Securities Litigation Reform Act of 1995, and we expressly disclaim any obligation, other than as required by law, to update any forward-looking statements to reflect further developments or information obtained after the date of filing of this Annual Report on Form 10-K or, in the case of any document incorporated by reference, the date of that document.

PART I

Item 1. *Business*

Aviat Networks, Inc., together with its subsidiaries, is a global supplier of microwave networking and wireless access networking solutions, backed by an extensive suite of professional services and support. Aviat Networks, Inc. may be referred to as "the Company," "AVNW," "Aviat Networks," "Aviat," "we," "us" and "our" in this Annual Report on Form 10-K.

Aviat was incorporated in Delaware in 2006 to combine the businesses of Harris Corporation's Microwave Communications Division ("MCD") and Stratex Networks, Inc. ("Stratex"). On January 28, 2010, we changed our corporate name from Harris Stratex Networks, Inc. to Aviat Networks, Inc.

Our principal executive offices are located at 200 Parker Dr., Suite C100A, Austin, Texas 78728, and our telephone number is (408) 941-7100. Our common stock is listed on the NASDAQ Global Select Market under the symbol AVNW. As of June 30, 2023, we had 704 employees.

Overview and Description of the Business

We design, manufacture and sell a range of wireless transport and access networking products, solutions and services to two principal customer types.

1. Communications Service Providers ("CSPs"): These include mobile and fixed telecommunications network operators, broadband and internet service providers and network operators which generate revenues from the communications services that they provide.

2. Private network operators: These are customers which do not resell communications services but build networks for reasons of economics, autonomy, and/or security to support a wide variety of mission critical performance applications. Examples include federal, state and local government agencies, transportation agencies, energy and utility companies, public safety agencies and broadcast network operators around the world.

We sell products and services directly to our customers, and, to a lesser extent, agents and resellers.

Our products utilize microwave and millimeter wave technologies to create point to point and point to multi-point wireless links for short, medium and long-distance interconnections. In addition to our wireless products, we also provide routers and a range of premise and hosted private cloud-based software tools and applications to enable deployment, monitoring, network management, and optimization and operational assurance of our systems as well as to automate network design and procurement. We also source, qualify, supply, integrate, test and support third party equipment such as antennas, optical transmission equipment and other equipment necessary to build and deploy a complete telecommunications transmission network. We provide a full suite of professional services for planning, deployment, operations, optimization and maintenance of our customers' networks.

Our wireless systems deliver urban, suburban, regional and country-wide communications links as the primary alternative to fiber optic, low earth orbit satellite and copper connections. Fiber optic connections are the primary connectivity alternative to wireless systems. In dense urban and suburban areas, wireless solutions can be faster to deploy and lower cost per mile than new fiber deployments. In developing nations, fiber infrastructure is often scarce and as a result wireless systems are used for both long and short distance connections. Wireless systems also have advantages over optical fiber in areas with rugged terrain, and to provide connections over bodies of water such as between islands or to offshore oil and gas production platforms. Through the air wireless transmission is also inherently lower in latency than transmission through optical cables and can be leveraged in time sensitive networking applications, such as high frequency trading.

Revenue from our North America and international regions represented approximately 58% and 42% of our revenue in fiscal 2023, 66% and 34% of our revenue in fiscal 2022, and 67% and 33% of our revenue in fiscal 2021, respectively. Information about our revenue attributable to our geographic regions is set forth in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and in "Note 10. Segment and Geographic Information" of the accompanying consolidated financial statements in this Annual Report on Form 10-K.

Market Overview

We believe that future demand for microwave and millimeter wave transmission systems will be influenced by a number of factors across several market segments.

Mobile/5G Networks

As mobile networks evolve and expand, add subscribers, and increase the number of wirelessly connected devices, sensors and machines, investment in backhaul infrastructure is required. Whether mobile network operators choose to self-build this backhaul infrastructure, or lease backhaul services from other network providers, we expect that the evolution of mobile networks will continue to drive demand for microwave and millimeter wave wireless backhaul transmission technologies. Within this overall scope, there are multiple individual drivers for investment in backhaul infrastructure.

- *5G Deployments*. Mobile Radio Access Network ("RAN") technologies are evolving. With the evolution from 4G (HSPA+ and LTE) to 5G, technology is rapidly advancing and providing subscribers with higher speed access to the Internet, social media, and video streaming services. The dramatic increase in data to be transported through the RAN and across the backhaul infrastructure drives requirements for higher data transport links necessitating upgrades to or replacement of the existing backhaul infrastructure.

- *Subscriber Growth.* Traffic on the backhaul infrastructure increases as the number of unique subscribers grows.

- *Connected Devices.* The number of devices such as smart phones and tablets connected to the mobile network is far greater than the number of unique subscribers and is continuing to grow as consumers adopt multiple mobile device types. There is also rapid growth in the number and type of wireless enabled sensors and machines being connected to the mobile network creating new revenue streams for network operators in healthcare, agriculture, transportation and education. As a result, the data traffic crossing the backhaul infrastructure continues to grow.

- *IoT*. The Internet of Things ("IoT") brings the potential of massive deployment of wireless end points for sensing and reporting data and remotely controlling machines and devices. The increase of data volume drives investment in network infrastructure.

- *Network Densification*. RAN frequency spectrum is a limited resource and shared between all of the devices and users within the coverage area of each base station. Meeting the combined demand of increasing subscribers and devices will require the deployment of much higher densities of base stations with smaller and smaller range (small cells) each requiring interconnection and proportionally driving increased demand for wireless backhaul and or fronthaul solutions as the primary alternative to optical fiber connectivity.

- *Geographic Coverage.* Expanding the geographic area covered by a mobile network requires the deployment of additional cellular base station sites. Each additional base station site also needs to be connected to the core of the mobile network through expansion of the backhaul system.

- *License Mandates*. Mobile Operators are licensed telecommunications service providers. Licenses will typically mandate a minimum geographic footprint within a specific period of time and/or a minimum proportion of a national or regional population served. This can pace backhaul infrastructure investment and cause periodic spikes in demand.

Rural Broadband

- *Middle Mile*. Aviat transport equipment is used to deliver broadband connectivity to rural and suburban communities as an alternative to costly fiber. There are significant investments being made to improve rural household and enterprise connectivity and many of these investments target middle mile infrastructure builds.

- *Expansion of Offered Services*. Internet service providers, especially those in emerging markets, now own and operate the most modern communications networks within their respective regions. These network assets can be further leveraged to provide high speed broadband services to fixed locations such as small, medium and large business enterprises, airports, hotels, hospitals, and educational institutions. Microwave and millimeter wave backhaul is ideally suited to providing high speed broadband connections to these end points due to the lack of fiber infrastructure.

Private Networks

In addition to mobile backhaul, we see demand for microwave technology in other vertical markets, including utility, public safety, energy and mining, government, financial institutions and broadcast.

- Many utility companies around the world are actively investing in "Smart Grid" solutions and energy demand management, which drive the need for network modernization and increased capacity of networks.

- The investments in network modernization in the public safety market can significantly enhance the capabilities of security agencies. Improving border patrol effectiveness, enabling inter-operable emergency communications services for local or state police, providing access to timely information from centralized databases, or utilizing video and imaging devices at the scene of an incident requires a high bandwidth and reliable network. The mission critical nature of public safety and national security networks can require that these networks are built, operated and maintained independently of other network infrastructure. Microwave is well suited to this environment because it is a cost-effective alternative to fiber.

- Microwave technology can be used to engineer long distance and more direct connections than optical cable. Microwave signals also travel through the air much faster than light through glass and the combined effect of shorter distance and higher speed reduces latency, which is valued for trading applications in the financial industry. Our products have already been used to create low latency connections between major centers in the United States ("U.S."), Europe and Asia and we see long-term interest in the creation of further low latency routes in various geographies around the world.

- Evolution to IP (internet protocol). Network Infrastructure capacity, efficiency and flexibility is greatly enhanced by transitioning from legacy SDH (synchronous digital hierarchy) / SONET (synchronous optical network) / TDM (time division multiplexing) to IP infrastructure. Our products offer integrated IP transport and routing functionality increasing the value they bring in the backhaul network.

- The enhancement of border security and surveillance networks to counter terrorism and insurgency is aided by the use of wireless technologies including microwave backhaul.

- The expected growth of remote and industrial access applications to support the evolution of smart networks for cities, oilfields, mines and remote rural broadband connectivity using fixed, nomadic and mobile wireless technologies, particularly where a high degree of environmental resilience and ruggedness is required.

These factors are combining to create a range of opportunities for continued investment in backhaul, transport and access networks that favor microwave and millimeter wave technologies. As we focus on executing future generations of our technology, our goal is to make wireless technology a viable choice for an ever-broadening range of network types.

Strategy

We are engaging with customers on the evolution of use cases and applications as 5G mobile and broadband networks edge closer to implementation and begin to factor more strongly in the vendor selection process. We are confident in our ability to address current and future 5G market needs.

We are focused on building a sustainable and profitable business with growth potential. We have invested in our people and processes to create a platform for operational excellence across sales, services, product development and supply chain areas while continuing to make investments in strengthening our product and services portfolio and expanding our reach into targeted market areas.

Our strategy has three main elements aligned to deliver a compelling Total Cost of Ownership ("TCO") value proposition. The first is our portfolio of wireless transport products allowing our customers increased capacity and flexibility with a much better total cost solution. We are expanding the data-carrying capacity of our wireless products to address the increasing data demand in networks of all types, while reducing overall energy consumption. Our research and development is focused on innovations that increase capacity, reduce energy consumption and lower overall TCO.

Second, to address the operational complexity of planning, deploying, owning and operating microwave networks, we are investing in a combination of software applications, tools and services where simplification, process automation, optimization and performance assurance, combined with our unique expertise in wireless technology can make a significant difference for our customers and partners.

Finally, Aviat is investing in e-commerce through our online platform, the "Aviat Store" and supporting supply chain capabilities. Aviat can better service customers buying through the Aviat Store with lower costs, faster lead times and a simpler purchasing experience. The Aviat Store, together with our supply chain, enables customers (including ISP, Tier 2 and mobile 5G operators) to purchase products as needed, thus avoiding lengthy and variable lead times that come with other vendor solutions and allowing those customers to lower warehousing costs, reduce obsolete equipment, and lower the cost of capital by paying only when equipment is needed.

We continue to develop our professional services portfolio as key to our long-term strategy and differentiation. We offer a portfolio of hosted expert services and we continue to offer training and accreditation programs for microwave and IP network design, deployment and maintenance.

We expect to continue to serve and expand upon our existing customer base and develop business with new customers. We intend to leverage our customer base, longstanding presence in many countries, distribution channels, comprehensive product line, superior customer service and our turnkey solution capability to continue to sell existing and new products and services to current and future customers.

Products and Solutions

Our product and solutions portfolio is key to building and maintaining our base of customers. We offer a comprehensive product and solutions portfolio that meets the needs of service providers and network operators and that addresses a broad range of applications, frequencies, capacities and network topologies.

- *Broad product and solution portfolio.* We offer a comprehensive suite of wireless transport and access systems for microwave and millimeter wave networking applications. These solutions utilize a wide range of transmission frequencies, ranging from 450 MHz to 90 GHz, and can deliver a wide range of transmission capacities, ranging up to 20 Gigabits per second (Gbps). The major product families included in these solutions are CTR 8000, WTM 4000, RDL 3000, FDL 6000, IRU 600 UHP and AviatCloud. Our CTR 8000 platform is a range of routers purpose-built for transport applications, especially those that require high level of reliability and security. WTM 4000, the highest capacity microwave radio ever produced to date, and purpose built for software-defined networks ("SDN"). SDN technology is an approach to networking management that enables dynamic, programmatically efficient networking configuration to improve networking performance and monitoring, making it more like cloud computing than traditional networking management. We introduced multiple important variants to the WTM 4000 platform; WTM4100 & 4200 providing single and dual frequency microwave links with advanced XPIC and MIMO capabilities; WTM4500 for multi-channel aggregation of microwave channels in long distance applications; WTM4800 is the latest addition to address 5G network requirements and is capable of operating in the 80GHz E Band at up to 20Gbps capacity, with a unique Multi-Band capability which simultaneously uses microwave and E Band frequencies for maximum capacity, distance and reliability. WTM 4800 is the only single box multi-band solution for lowest total cost of ownership deployments. Our RDL 3000 platform is designed to support ruggedized fixed and nomadic wireless access in remote and industrial applications. RDL 6000 is a highly differentiated Private-LTE solution that provides the equivalent coverage of a macro-base station, but in a compact and cost-effective all-outdoor design. Our IRU 600 UHP is an ultra-high power indoor microwave radio that enables relocation of mission critical links from the 6 GHz band to the 11 GHz band to minimize potential interference and deliver longer links and more capacity. To address the issues of operational complexity in our customers' networks, AviatCloud is a platform with secure hosted software and services to automate networks and their operations.

- *Low total cost of ownership.* Our wireless-based solutions focus on achieving a low total cost of ownership, including savings on the combined costs of initial acquisition, installation and ongoing operation and maintenance. Our latest generation system designs reduce rack space requirements, require less power, are software-configurable to reduce spare parts requirements, and are simple to install, operate, upgrade and maintain. Our advanced wireless features also enable operators to save on related costs, including spectrum fees and tower rental fees.

- *Futureproof network*. Our solutions are designed to protect the network operator's investment by incorporating software-configurable capacity upgrades and plug-in modules that provide a smooth migration path to Carrier Ethernet and IP/MPLS (multiprotocol label switching) and segment routing based networking, without the need for costly equipment substitutions and additions. Our products include key technologies we believe will be needed by operators for their network evolution to support new broadband services.

- *Flexible, easily configurable products.* We use flexible architectures with a high level of software configurable features. This design approach produces high-performance products with reusable components while at the same time allowing for a manufacturing strategy with a high degree of flexibility, improved cost and reduced time-to-market. The software features of our products offer our customers a greater degree of flexibility in installing, operating and maintaining their networks.

- *Comprehensive network management.* We offer a range of flexible network management solutions, from element management to enterprise-wide network management and service assurance that we can optimize to work with our wireless systems.

- *Complete professional services.* In addition to our product offerings, we provide network planning and design, site surveys and builds, systems integration, installation, maintenance, network monitoring, training, customer service and many other professional services. Our services cover the entire evaluation, purchase, deployment and operational cycle and enable us to be one of the few complete, turnkey solution providers in the industry.

Business Operations

Sales and Service

Our primary route to market is through our own direct sales, service and support organization. This provides us with the best opportunity to leverage our role as a technology specialist and differentiate ourselves from competitors. Our focus on key customers and geographies allows us to consistently achieve a high level of customer retention and repeat business. Our highest concentrations of sales and service resources are in the United States, Western and Southern Africa, the Philippines, and the European Union. We maintain a presence in a number of other countries, some of which are based in customer locations and include, but not limited to, Canada, Mexico, Kenya, India, Saudi Arabia, Australia, New Zealand, and Singapore.

In addition to our direct channel to market, we have relationships with original equipment manufacturers ("OEMs") and system integrators especially focused towards large and complex projects in national security and government-related applications. Our role in these relationships ranges from equipment supply only to being a sub-contractor for a portion of the project scope where we will supply equipment and a variety of design, deployment and maintenance services.

We also use indirect sales channels, including dealers, resellers and sales representatives, in the marketing and sale of some lines of products and equipment on a global basis. These independent representatives may buy for resale or, in some cases, solicit orders from commercial or governmental customers for direct sales by us. Prices to the ultimate customer in many instances may be recommended or established by the independent representative and may be above or below our list prices. These independent representatives generally receive a discount from our list prices and are free to set the final sales prices paid by the customer.

We have a direct online sales option through our online "Aviat Store". The Aviat Store targets customers with a traditional high cost to serve via traditional channels. We provide online design tools for radio link planning and online ordering tools, which we fulfill directly from our Aviat Store with multiple options of product available for next day shipment. Shipments from Aviat Store commenced in late 2018.

We have repair and service centers in the Philippines and the United States. We have customer service and support personnel who provide customers with training, installation, technical support, maintenance and other services on systems under contract. We install and maintain customer equipment directly, in some cases, and contract with third-party service providers in other cases.

The specific terms and conditions of our product warranties vary depending upon the product sold and country in which we do business. On direct sales, warranty periods generally start on the delivery date and continue for one to three years.

Manufacturing

Our global manufacturing strategy follows an outsourced manufacturing model using contract manufacturing partners in Asia and the United States. Our strategy is based on balancing cost and supplier performance as well as taking into account qualification for localization requirements of certain market segments, such as the Buy American Act.

All manufacturing operations have been certified to International Standards Organization 9001, a recognized international quality standard. We have also been certified to the TL 9000 standard, a telecommunication industry-specific quality system standard.

Backlog

Our backlog was approximately $289 million at June 30, 2023 and $245 million at July 1, 2022, consisting primarily of contracts or purchase orders for both product and service deliveries and extended service warranties. Services include management's initial estimate of the value of a customer's commitment under a services contract. The calculation used by management involves estimates and judgments to gauge the extent of a customer's commitment, including the type and duration of the agreement, and the presence of termination charges or wind down costs. Contract extensions and increases in scope are treated as backlog only to the extent of the new incremental value. We regularly review our backlog to ensure that our customers continue to honor their purchase commitments and have the financial means to purchase and deploy our products and services in accordance with the terms of their purchase contracts. Backlog estimates are subject to change and are affected by several factors, including terminations, changes in the scope of contracts, periodic revalidation, adjustments for revenue not materialized and adjustments for currency.

We expect to substantially deliver against the backlog as of June 30, 2023 during fiscal 2024, but we cannot be assured that this will occur. Product orders in our current backlog are subject to changes in delivery schedules or to cancellation at the option of the purchaser without significant penalty as well as long-term projects that could take more than a year to complete. Accordingly, although useful for scheduling production, backlog as of any particular date may not be a reliable measure of sales for any future period because of the timing of orders, delivery intervals, customer and product mix and the possibility of changes in delivery schedules and additions or cancellations of orders.

Customers

Although we have a large customer base, during any given fiscal year or quarter, a small number of customers may account for a significant portion of our revenue.

During fiscal 2023 and 2021, no customers accounted for more than 10% of our total revenue. During fiscal 2022 one customer accounted for 13% of our total revenue.

Competition

The microwave and millimeter wave wireless networking business is a competitive and specialized segment of the telecommunications industry that is sensitive to technological advancements. Our principal competitors include business units of large mobile and IP network infrastructure manufacturers such as Ericsson, Huawei and Nokia Corporation, as well as a number of smaller microwave specialist companies such as Ceragon Networks Ltd., SIAE Microelectronica S.p.A., Cambium Networks Corporation and Airspan Networks. We also compete with fiber optic cable and low earth orbit satellites for networking connections.

Some of our larger competitors may have greater name recognition, broader product lines (some including non-wireless telecommunications equipment and managed services), a larger installed base of products and longer-standing customer relationships. They may from time to time leverage their extensive overall portfolios into completely outsourced and managed network offerings restricting opportunities for specialist suppliers. In addition, some competitors may offer seller financing, which can be a competitive advantage under certain economic climates.

Some of our larger competitors may also act as systems integrators through which we sometimes distribute and sell products and services to end users.

The smaller independent private and public specialist competitors typically leverage new technologies and low product costs but are generally less capable of offering a complete solution including professional services, especially in the North America and Africa regions which form the majority of our addressed market.

We concentrate on market opportunities that we believe are compatible with our resources, overall technological capabilities and objectives. Principal competitive factors are unique differentiators, Total Cost of Ownership ("TCO"), product quality and reliability, technological capabilities, service, ability to meet delivery schedules and the effectiveness of dealers in international areas. We believe that the combination of our network and systems engineering support and service, global reach, technological innovation, agility and close collaborative relationships with our customers are the key competitive strengths for us. However, customers may still make decisions based primarily on factors such as price, financing terms and/or past or existing relationships, where it may be difficult for us to compete effectively or profitably.

Research and Development

We believe that our ability to enhance our current products, develop and introduce new products on a timely basis, maintain technological competitiveness and meet customer requirements is essential to our success. Accordingly, we allocate, and intend to continue to allocate, a significant portion of our resources to research and development efforts in key technology areas and innovation to differentiate our overall portfolio from our competition. The majority of such research and development resources will be focused on technologies in microwave and millimeter wave RF, digital signal processing, networking protocols and software applications.

Our research and development expenditures totaled $24.9 million, or 7.2% of revenue, in fiscal 2023, $22.6 million, or 7.5% of revenue, in fiscal 2022, and $21.8 million, or 7.9% of revenue, in fiscal 2021.

Research and development are primarily directed to the development of new products and to build technological capability. We are an industry innovator and intend to continue to focus significant resources on product development in an effort to maintain our competitiveness and support our entry into new markets.

Our product development teams totaled 173 employees as of June 30, 2023, and were located primarily in New Zealand, Slovenia and Canada.

Raw Materials and Supplies

Because of our range of products and services, as well as the wide geographic dispersion of our facilities, we use numerous sources of raw materials needed for our operations and for our products, such as electronic components, printed circuit boards, metals and plastics. We are dependent upon suppliers and subcontractors for a large number of components and subsystems and upon the ability of our suppliers and subcontractors to adhere to customers' requirements or regulatory restrictions and to meet performance and quality specifications and delivery schedules.

Our strategy for procuring raw material and supplies includes dual sourcing (where possible) on strategic assemblies and components. In general, we believe this reduces our risk with regard to the potential financial difficulties in our supply base. In some instances, we are dependent upon one or a few sources, either because of the specialized nature of a particular item or because of local content preference requirements pursuant to which we operate on a given project. Examples of sole or limited source categories include metal fabrications and castings, for which we own the tooling and therefore limit our supplier relationships, and ASIC's and MMICs (types of integrated circuit used in manufacturing microwave radios), which we procure at volume discount from a single source. Our supply chain plan includes mitigation plans for alternative manufacturing sites which would also mitigate COVID-19 and other disruption risks.

Although we have been affected by performance issues of some of our suppliers and subcontractors, we have not been materially adversely affected by the inability to obtain raw materials or products. In general, any performance issues causing short-term material shortages are within the normal frequency and impact range currently experienced by high-tech manufacturing companies and are due primarily to the highly technical nature of many of our purchased components.

Patents and Other Intellectual Property

We consider our patents, trademarks and other intellectual property rights, in the aggregate, to constitute an important asset. We own a portfolio of patents, trade secrets, know-how, confidential information, trademarks, copyrights and other intellectual property. As of June 30, 2023, we (collectively with our subsidiaries) own approximately 339 U.S. patents and 237 international patents and had 14 U.S. patent applications pending and 28 international patent applications pending. The United States Patent and Trademark Office ("USPTO") and international equivalent bodies have not yet concluded substantive examination of our pending patent applications. Therefore, it is unclear what scope of additional patent coverage, if any, will eventually be provided as a result of those pending applications. Failure to obtain comprehensive patent coverage could impair our ability to prevent competitors from replicating some portions or all of our products. We also license intellectual property to and from third parties. The costs we pay or revenue we receive from such licenses may be dependent on certain factors, such as the market for such licenses and whether such licenses can be negotiated on commercially acceptable terms. However, we do not consider our business to be materially dependent upon any single patent, license or other intellectual property right.

Further, changes in either the patent laws or in the interpretations of patent laws in the United States and other countries may diminish the value of our intellectual property and may increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. We cannot predict the breadth of claims that may be allowed or enforced in our patents or in third-party patents. In addition, Congress or other foreign legislative bodies may pass patent reform legislation that is unfavorable to us. For example, the United States Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the United States Congress, the United States federal courts, the USPTO, or similar authorities in foreign jurisdictions, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and the patents we might obtain or license in the future.

Our registered or unregistered trademarks or trade names may be challenged, circumvented, declared generic or determined to be infringing on other marks. There can be no assurance that competitors will not infringe our trademarks, that we will have adequate resources to enforce our trademarks or that any of our current or future trademark applications will be approved. During trademark registration proceedings, we may receive rejections and, although we are given an opportunity to respond, we may be unable to overcome such rejections. In addition, in proceedings before the USPTO and in proceedings before comparable agencies in many foreign jurisdictions, trademarks are examined for registrability against prior pending and registered third-party trademarks, and third parties are given an opportunity to oppose registration of pending trademark applications and/or to seek cancellation of registered trademarks. Applications to register our trademarks may be finally rejected, and opposition or cancellation proceedings may be filed against our trademarks, which may necessitate a change in branding strategy if such rejections and proceedings cannot be overcome or resolved.

Additionally, competitors may try to develop products that are similar to ours and that may infringe, misappropriate or otherwise violate our intellectual property rights. As a result, from time to time, we might engage in litigation to enforce our patents or other intellectual property rights or defend against claims of alleged infringement asserted by third parties. Any of our patents, trade secrets, trademarks, copyrights and other intellectual property rights could be challenged, invalidated or circumvented, or may not provide competitive advantages. Despite our efforts to protect our intellectual property rights, we cannot be certain that the steps we have taken will be sufficient or effective to prevent the unauthorized access, use, copying, or the reverse engineering of our technology and other intellectual property, including by third parties who may use our technology or other proprietary information to develop products and services that compete with ours. Additionally, policing unauthorized use of our intellectual property and proprietary rights can be difficult, costly and time consuming. The enforcement of our intellectual property and proprietary rights also depends on any legal actions we may bring against any such parties being successful, but these actions are costly, time-consuming, and may not be successful, even when our rights have been infringed, misappropriated, or otherwise violated. Furthermore, our competitors or other third parties may assert that our products infringe, misappropriate or otherwise violate their intellectual property rights. Successful claims of infringement, misappropriation or other violations by a third party could prevent us from offering certain products or features, require us to develop alternate, non-infringing technology, which could require significant time and expense, and at which time we could be unable to continue to offer our affected products or solutions, or require us to obtain a license, which may not be available on reasonable terms or at all, or force us to pay substantial damages, royalties or other fees.

In addition, to protect our confidential information, including our trade secrets, we require our employees and contractors to sign confidentiality and invention assignment agreements. We also enter into non-disclosure agreements with our suppliers and appropriate customers to limit their access to and disclosure of our proprietary information.

Although our ability to compete may be affected by our ability to protect our intellectual property rights and proprietary information, we believe that, because of the rapid pace of technological change in the wireless telecommunications industry, our innovative skills, technical expertise and ability to introduce new products on a timely basis is just as important in maintaining our competitive position as protecting our intellectual property. Trade secret, trademark, copyright and patent protections are important but must be supported by other factors such as the expanding knowledge, ability and experience of our personnel, new product introductions and product enhancements. Although we have and will continue to implement protective measures and intend to vigorously defend our intellectual property rights, there can be no assurance that these measures will be successful.

Environmental and Other Regulations

Our facilities and operations, in common with those of our industry in general, are subject to numerous domestic and international laws and regulations designed to protect the environment, particularly with regard to wastes and emissions. We believe that we have complied with these requirements and that such compliance has not had a material adverse effect on our results of operations, financial condition or cash flows. Based upon currently available information, we do not expect expenditures to protect the environment and to comply with current environmental laws and regulations over the next several years to have a material impact on our competitive or financial position but can give no assurance that such expenditures will not exceed current expectations. From time to time, we receive notices from the U.S. Environmental Protection Agency or equivalent state or international environmental agencies that we are a potentially responsible party under the Comprehensive Environmental Response, Compensation and Liability Act, which is commonly known as the Superfund Act, and equivalent laws. Such notices may assert potential liability for cleanup costs at various sites, which include sites owned by us, sites we previously owned and treatment or disposal sites not owned by us, allegedly containing hazardous substances attributable to us from past operations. We are not presently aware of any such liability that could be material to our business, financial condition or operating results, but due to the nature of our business and environmental risks, we cannot provide assurance that any such material liability will not arise in the future.

Electronic products are subject to environmental regulation in a number of jurisdictions. Equipment produced by us is subject to domestic and international requirements requiring end-of-life management and/or restricting materials in products delivered to customers. We believe that we have complied with such rules and regulations, where applicable, with respect to our existing products sold into such jurisdictions.

Radio communications are also subject to governmental regulation. Equipment produced by us is subject to domestic and international requirements to avoid interference among users of radio frequencies and to permit interconnection of telecommunications equipment. We believe that we have complied with such rules and regulations with respect to our existing products, and we intend to comply with such rules and regulations with respect to our future products. Reallocation of the frequency spectrum could impact our business, financial condition and results of operations.

We have a comprehensive policy and procedures in effect concerning conflict minerals compliance.

Human Capital Management

As of June 30, 2023, we had 704 employees, of whom 685 were full-time employees and 270 were located in the U.S. None of our employees in the U.S. are represented by a labor union. In certain international subsidiaries, our employees are represented by workers' councils or statutory labor unions. In general, we believe that our employee relations are good.

We believe we offer a competitive compensation package, tailored to the job function and location of each employee. We have a global team, and we offer competitive compensation and benefits programs that meet the needs of our employees, while also reflecting local market practices. Our U.S. benefits plan includes health benefits, life and disability insurance, various voluntary insurances, flexible time off and leave programs, and a retirement plan with employer match. Our international benefits plans are competitive locally and generally provide similar benefits. We grant equity-based compensation to many of our employees. In addition, we offer benefits to support our employees' physical and mental health by providing tools and resources to help them improve or maintain their health and encourage healthy behaviors.

Information about our Executive Officers

The name, age, position held with us, and principal occupation and employment during at least the past 5 years for each of our executive officers as of August 30, 2023, are as follows:

Name and Age	Position Currently Held and Past Business Experience
Peter A. Smith, 57	Mr. Smith was appointed President and Chief Executive Officer in January 2020. Prior to joining Aviat Networks, Mr. Smith served as Senior Vice President, US Windows and Canada for Jeld-Wen from March 2017 to December 2019. Prior to Jeld-Wen, he served as President of Polypore International's Transportation and Industrial segment from October 2013 to March 2017. Previously, he served as Chief Executive Officer and a director of Voltaix Inc. from September 2011 to October 2013. Earlier in his career, Mr. Smith held various executive leadership positions at Fortune 100 and Fortune 500 companies, including Cooper Industries, Dover Knowles Electronics and Honeywell Specialty Materials. Mr. Smith also served on the board of Soleras Advanced Coatings from August 2015 to October 2018 and Adaptive 3D Technologies from December 2020 through its sale in May 2021. He has both a Bachelor of Science degree in Material (Ceramics) Engineering and PhD in Material Science and Engineering from Rutgers University, and holds a Master of Business Administration degree from Arizona State University.
David M. Gray, 54	As Chief Financial Officer (CFO), Mr. Gray is responsible for worldwide finance, treasury, accounting, reporting, compliance and taxation. Prior to joining Aviat, Mr. Gray was Chief Financial Officer and Treasurer of Superior Essex, a $2.6 billion global manufacturer and distributor of communications and electrical equipment, and before that he served at Cooper Industries where he was CFO of an $800M revenue business focused on electrical, electronic and power management solutions. He also held a variety of executive finance and accounting positions at Newell Brands, Philips Electronics, and Autoliv. Mr. Gray holds a BS in Accounting from Penn State University, is a Certified Public Accountant (CPA) and Certified Management Accountant (CMA), and brings to Aviat significant CFO experience in complex multi-national businesses as well as a deep background in P&L leadership, cash flow management, and mergers and acquisitions.

Bryan C. Tucker, 55	As Senior Vice President Americas, Mr. Tucker is responsible for sales and services in the Americas. Mr. Tucker joined the Company in 2005, and since, has served in a number of roles for Aviat Networks and its predecessor companies Harris Stratex Networks and Harris Microwave Communications Division ("MCD"). For example, as senior director for North America Operations, Mr. Tucker spearheaded major transitions in ERP systems, product lines and operational locations. He also led the company's post-merger systems unification with Harris MCD in 2007. Before joining Aviat Networks, Mr. Tucker worked for Sony Corp. as director of Manufacturing Engineering and Maintenance for two production facilities. Overall, Mr. Tucker has more than 25 years of experience in engineering and manufacturing operations with high-tech companies. He has a bachelor's degree in electrical engineering from the University of Florida, is Six Sigma Certified and has pursued postgraduate studies/research in semiconductor physics at Georgia Tech.
Erin R. Boase, 44	As General Counsel, Ms. Boase is responsible for all aspects of the Legal function. Ms. Boase brings a depth of experience to the team in privacy, employment, compliance, real estate, M&A, as well as, copyright, trademark and other product, software, service and cloud-related legal matters. Ms. Boase was previously at Lifesize, Inc. where she served as Head of Legal and Corporate Secretary. Prior to that she was the Senior Corporate Counsel at Cisco (formerly Duo Security, Inc.) where she managed the adoption of GDPR privacy compliance, development of company policies, copyright and trademark, technical compliance as well as other legal matters. Earlier in her career she held legal positions of progressive responsibility with Dell's Computer and Security business and Thomson Reuters. Erin holds a Juris Doctorate, Technology and Communications and graduated Cum Laude from Thomas Jefferson School of Law and a Bachelor of Arts from Midwestern State University.
Gary G. Croke, 51	As Vice President of Marketing, Mr. Croke is responsible for Aviat's global marketing which includes corporate and strategic marketing functions and product line management. Mr. Croke charts Aviat's global product and marketing strategy and ensures successful company-wide implementation. His team's primary focus is on achieving business growth through the definition and launch of new solutions that drive customer economic value. Mr. Croke has over 25 years of leadership experience in the data and mobile communications sectors and he is highly skilled at delivering creative and compelling value propositions with demand generation programs that produce business results. Gary has a bachelor's degree in electrical engineering from Memorial University of Newfoundland and has pursued postgraduate studies/research in business administration at the University of Ottawa.

There is no family relationship between any of our executive officers or directors, and there are no arrangements or understandings between any of our executive officers or directors and any other person pursuant to which any of them was appointed or elected as an officer or director, other than arrangements or understandings with our directors.

Website Access to Aviat Networks' Reports; Available Information

We maintain a website at www.aviatnetworks.com. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to such reports are available free of charge on our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the Securities and Exchange Commission ("SEC"). In addition to our reports filed or furnished with the SEC, we publicly disclose material information in press releases, at annual meetings of shareholders, in publicly accessible conferences and investor presentations, and through our website. References to our website in this Form 10-K are provided as a convenience and should not be deemed an incorporation by reference or a part of this Form 10-K.

Additional information relating to our business and operations is set forth in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" in this Annual Report on Form 10-K.

Item 1A. *Risk Factors*

The nature of the business activities conducted by the Company subjects us to certain hazards and risks. The following is a summary of some of the material risks relating to the Company's business activities. Other risks are described in "Item 1. Business," "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Item 7A. Quantitative and Qualitative Disclosures About Market Risk." Prospective and existing investors are strongly urged to carefully consider the various cautionary statements and risks set forth in this Annual Report on Form 10-K and in our other public filings.

We face many business risks, including those related to our financial performance, investments in our common stock, operating our business and legal matters. If any of these risks occur, our financial condition and results of operations could be materially and adversely affected. In that case, the market price of the Company's common stock could decline.

Risk Factors Summary

The following is a summary of the principal risks that could adversely affect our business, operations and financial results.

Business and Operational Risk Factors
- Our sales cycle may be lengthy, and the timing of sales, along with additional services such as network design, installation and implementation of our products within our customers' networks, may extend over more than one period, which can make our operating results volatile and difficult to predict.
- We face risks related to pandemics, threatened health epidemics and other outbreaks, which could significantly disrupt our manufacturing, sales and other operations.
- Our success will depend on new products introduced to the marketplace in a timely manner, successfully completing product transitioning and achieving customer acceptance.
- We rely on various third-party service partners to help complement our global operations, and failure to adequately manage these relationships could adversely impact our financial results and relationships with customers.
- We must respond to rapid technological change and comply with evolving industry standards and requirements for our products to be successful.
- Our average sales prices may decline in the future.
- Credit and commercial risks and exposures could increase if the financial condition of our customers declines.
- Our restructuring actions could harm our relationships with our employees and impact our ability to recruit new employees.
- Our business could be adversely affected if we are unable to attract and retain key personnel.
- We face strong competition for maintaining and improving our position in the market, which can adversely affect our revenue growth and operating results.
- Our ability to sell our products and compete successfully is highly dependent on the quality of our customer service and support, and our failure to offer high quality service and support could have a material adverse effect on our sales and results of operations.
- Product performance problems, including undetected errors in our hardware or software, or deployment delays could harm our business and reputation.
- If we fail to accurately forecast our manufacturing requirements or customer demand, we could incur additional costs, which would adversely affect our business and results of operations.
- If we fail to effectively manage our contract manufacturer relationships, we could incur additional costs or be unable to timely fulfill our customer commitments, which would adversely affect our business and results of operations and, in the event of an inability to fulfill commitments, would harm our customer relationships.
- We depend on sole or limited sources and geographies for some key components and failure to receive timely delivery of any of these components could result in deferred or lost sales.
- Because a significant amount of our revenue may come from a limited number of customers, the termination of any of these customer relationships may adversely affect our business.
- We continually evaluate strategic transaction opportunities which could involve merger, divestiture, sale and/or acquisition activities that could disrupt our operations and harm our operating results.
- The NEC Transaction may not be consummated on a timely basis or at all. Failure to complete the acquisition within the expected timeframe or at all could adversely affect our stock price and our future business and financial results.

- The NEC Transaction will require management to devote significant attention and resources to integrating the acquired NEC businesses with our business.

Financial and Macroeconomic Risk Factors

- Adverse developments affecting the financial services industry, including events or concerns involving liquidity, defaults or non-performance by financial institutions, could adversely affect our business, financial condition or results of operations.
- Due to the volume of our international sales, we may be susceptible to a number of political, economic and geographic risks that could harm our business.
- There are inherent limitations on the effectiveness of our controls.
- We may not be able to obtain capital when desired on favorable terms, if at all, or without dilution to our stockholders.
- The effects of global financial and economic conditions in certain markets have had, and may continue to have, significant effects on our customers and suppliers, and has in the past, and may in the future have, a material adverse effect on our business, operating results, financial condition and stock price.
- Changes in tax laws, treaties, rulings, regulations or agreements, or their interpretation in any country in which we operate; the loss of a major tax dispute; a successful challenge to our operating structure, intercompany pricing policies or the taxable presence of our key subsidiaries in certain countries; or other factors could cause volatility in our effective tax rate and could adversely affect our operating results.
- Our ability to use net operating loss carryforwards to offset future taxable income for U.S. federal income tax purposes and other tax benefits may be limited.

Legal and Regulatory Risk Factors

- Continued tension in U.S.-China trade relations may adversely impact our supply chain operations and business.
- If we are unable to adequately protect our intellectual property rights, we may be deprived of legal recourse against those who misappropriate our intellectual property.
- If sufficient radio frequency spectrum is not allocated for use by our products, or we fail to obtain regulatory approval for our products, our ability to market our products may be restricted.
- Our business is subject to changing regulation of corporate governance, public disclosure and anti-bribery measures which have resulted in increased costs and may continue to result in additional costs or potential liabilities in the future.
- Our products are used in critical communications networks which may subject us to significant liability claims.
- We may be subject to litigation regarding our intellectual property. This litigation could be costly to defend and resolve and could prevent us from using or selling the challenged technology.
- We are subject to laws, rules, regulations and policies regarding data privacy and security. Many of these laws and regulations are subject to change and reinterpretation, and could result in claims, changes to our business practices, monetary penalties, increased cost of operations or other harm to our business.
- We are subject to complex federal, state, local and international laws and regulations related to protection of the environment that could materially and adversely affect the cost, manner or feasibility of conducting our operations, as well as those of our suppliers and contract manufacturers.
- Increased attention to environmental, social, and governance ("ESG") matters, conservation measures and climate change issues has contributed to an evolving state of environmental regulation, which could impact our results of operations, financial or competitive position and may adversely impact our business.
- Anti-takeover provisions of Delaware law, Tax Benefit Preservation Plan (the "Plan"), and provisions in our Amended and Restated Certificate of Incorporation, as amended, and Amended and Restated Bylaws could make a third-party acquisition of us difficult.

General Risk Factors

- Natural disasters or other catastrophic events such as terrorism and war could have an adverse effect on our business.

- System security risks, data protection breaches, and cyberattacks could compromise our proprietary information, disrupt our internal operations and harm public perception of our products, which could cause our business and reputation to suffer and adversely affect our stock price.

For a more complete discussion of the material risks facing our business, see below.

Business and Operational Risk Factors

Our sales cycle may be lengthy, and the timing of sales, along with additional services such as network design, installation and implementation of our products within our customers' networks, may extend over more than one period, which can make our operating results volatile and difficult to predict.

We experience difficulty in accurately predicting the timing of the sale of products and amounts of revenue generated from sales of our products, primarily in developing countries. The establishment of a business relationship with a potential customer is a lengthy process, usually taking several months or more. Following the establishment of the relationship, the negotiation of purchase terms can be time-consuming, and a potential customer may require an extended evaluation and testing period. Once a purchase agreement has been executed, the timing and amount of revenue, if applicable, may remain difficult to predict. Our typical product sales cycle, which results in our products being designed into our customers' networks, can take 12 to 24 months. A number of factors contribute to the length of the sales cycle, including technical evaluations of our products and the design process required to integrate our products into our customers' networks. The completion of services such as installation and testing of the customer's networks and the completion of all other suppliers' network elements are subject to the customer's timing and efforts and other factors outside our control, each of which may prevent us from making predictions of revenue with any certainty and could cause us to experience substantial period-to-period fluctuations in our operating results.

Due to the challenges from our lengthy sales cycle, our recognition of revenue from our selling efforts may be substantially delayed, our ability to forecast our future revenue may be more limited and our revenue may fluctuate significantly from quarter to quarter.

Our operating results are expected to be difficult to predict and delays in product delivery or closing a sale can cause revenue, margins and net income or loss to fluctuate significantly from anticipated levels. A substantial portion of our contracts are completed in the latter part of a quarter and a significant percentage of these are large orders. Because a significant portion of our cost structure is largely fixed in the short term, revenue shortfalls tend to have a disproportionately negative impact on our profitability and can increase our inventory. The number of large new transactions also increases the risk of fluctuations in our quarterly results because a delay in even a small number of these transactions could cause our quarterly revenues and profitability to fall significantly short of our predictions. In addition, we may increase spending in response to competitive actions, in pursuit of new market opportunities, or to mitigate supply chain disruptions. Accordingly, we cannot provide assurances that we will be able to achieve profitability in the future or that if profitability is attained, that we will be able to sustain profitability, particularly on a quarter-to-quarter basis.

We face risks related to pandemics, threatened health epidemics and other outbreaks, which could significantly disrupt our manufacturing, sales and other operations.

Our business could be adversely impacted by the effects of a widespread outbreak of contagious disease, such as COVID-19. A pandemic such as COVID-19 or other such health crisis could impact our supply operations; for example, if any of our suppliers cease operating, causing us to move production to an alternate supplier. In addition, constraints on supply operations as a result of a pandemic has in the past and could in the future result in component part shortages due to global capacity constraints. Such a constraint could and has caused lead times for our products to increase. In an effort to halt the outbreak of a pandemic such as COVID-19, governments have in the past and may in the future place significant restrictions on travel, leading to extended business closures, including closures at our third-party manufacturers. Our suppliers and third-party manufacturers have and could be disrupted by worker absenteeism, quarantines, office and factory closures, disruptions to ports and other shipping infrastructure, or other travel or health-related restrictions and such restrictions could spread to other locations where we outsource the manufacturing or distribution of our products if the virus and its variants continues to spread or resurge. If our supply chain operations are affected or are curtailed by the outbreak of diseases such as COVID-19, our supply chain, manufacturing and product shipments will be delayed, which could adversely affect our business, operations and customer relationships. We may need to seek alternate sources of supply which may be more expensive, unavailable or may result in delays in shipments to us from our supply chain and subsequently to our customers. Further, if our distributors' or end user customers' businesses are similarly affected, they might delay or reduce purchases from us, which could adversely affect our results of operations.

In addition, freight and logistics constraints caused in part by restrictions imposed by governments to combat the COVID-19 pandemic and additionally due to container and carriage shortages, have resulted in increased costs and constrained available transport, for us and our channel partners, all at a time when global demand has increased. We have sought and may continue to seek alternate sources of supply which may be more expensive, unavailable or may result in delays in shipments to us and from our supply chain and subsequently to our customers.

We are conducting business with certain modifications to employee travel, employee work locations, and virtualization or cancellation of certain sales and marketing events, among other modifications. Our business is dependent on travel of our sales, operations, quality and technical support, and other managers and employees. Limitations placed on travel globally could limit our ability to manage post-contract support and maintenance activities. We may take further actions that alter our business operations as may be required by federal, state or local authorities, or that we determine are in the best interest of our employees, customers, partners, suppliers and shareholders. Any such alterations or modifications may adversely impact our business, our customers and prospects, or our financial results.

The extent to which the COVID-19 pandemic or any other pandemic will impact our business and financial results going forward will be dependent on future developments such as the length and severity of the crisis, the potential resurgence of COVID-19 or other pandemics and its variants in the future, future government actions in response to the crisis, the acceptance and effectiveness of the COVID-19 vaccines and the overall impact of the COVID-19 pandemic on the global economy and capital markets, among many other factors, all of which remain highly uncertain and unpredictable. We cannot at this time quantify or forecast the business impact of COVID-19, and there can be no assurance that the COVID-19 pandemic or other health crisis will not have a material and adverse effect on our business, financial results and financial condition.

Our success will depend on new products introduced to the marketplace in a timely manner, successfully completing product transitioning and achieving customer acceptance.

The market for our products and services is characterized by rapid technological change, evolving industry standards and frequent new product introductions. Our future success will depend, in part, on continuous timely development and introduction of new products and enhancements that address evolving market requirements and are attractive to customers. If we fail to develop or introduce, on a timely basis, new products or product enhancements or features that achieve market acceptance, our business may suffer. Additionally, we work closely with a variety of third-party partners to develop new product features and new platforms. Should our partners face delays in the development process, then the timing of the rollout of our new products may be significantly impacted which may negatively impact our revenue and gross margin. Another factor impacting our future success is the growth in the customer demand of our new products. Rapidly changing technology, frequent new product introductions and enhancements, short product life cycles and changes in customer requirements characterize the markets for our products. We believe that successful new product introductions provide a significant competitive advantage because of the significant resources committed by customers in adopting new products and their reluctance to change products after these resources have been expended. We have spent, and expect to continue to spend, significant resources on internal research and development to support our effort to develop and introduce new products and enhancements.

As we transition to new product platforms, we face significant risk that the development of our new products may not be accepted by our current customers or by new customers. To the extent that we fail to introduce new and innovative products that are adopted by customers, we could fail to obtain an adequate return on these investments and could lose market share to our competitors, which could be difficult or impossible to regain. Similarly, we may face decreased revenue, gross margins and profitability due to a rapid decline in sales of current products as customers hold spending to focus purchases on new product platforms. We could incur significant costs in completing the transition, including costs of inventory write-downs of the current product as customers transition to new product platforms. In addition, products or technologies developed by others may render our products non-competitive or obsolete and result in significant reduction in orders from our customers and the loss of existing and prospective customers.

We rely on various third-party service partners to help complement our global operations, and failure to adequately manage these relationships could adversely impact our financial results and relationships with customers.

We rely on a number of third-party service partners, to complement our global operations. We rely upon these partners for certain installation, maintenance, logistics and support functions. In addition, as our customers increasingly seek to rely on vendors to perform additional services relating to the design, construction and operation of their networks, the scope of work performed by our service partners is likely to increase and may include areas where we have less experience providing or managing such services. We must successfully identify, assess, train and certify qualified service partners to ensure the proper installation, deployment and maintenance of our products. The vetting and certification of these partners can be costly and time-consuming, and certain partners may not have the same operational history, financial resources and scale as we have. Moreover, certain service partners may provide similar services for other companies, including our competitors. We may not be able to manage our relationships with our service partners effectively, and we cannot be certain that they will be able to deliver services in the manner or time required, that we will be able to maintain the continuity of their services, or that they will adhere to our approach to ethical business practices.

If we do not effectively manage our relationships with third-party service partners, or if they fail to perform these services in the manner or time required, our financial results and relationships with our customers could be adversely affected.

We must respond to rapid technological change and comply with evolving industry standards and requirements for our products to be successful.

The optical transport networking equipment market is characterized by rapid technological change, changes in customer requirements and evolving industry standards. We continually invest in research and development to sustain or enhance our existing products, but the introduction of new communications technologies and the emergence of new industry standards or requirements could render our products obsolete. Further, in developing our products, we have made, and will continue to make, assumptions with respect to which standards or requirements will be adopted by our customers and competitors. If the standards or requirements adopted by our prospective customers are different from those on which we have focused our efforts, market acceptance of our products would be reduced or delayed, and our business would be harmed.

We are continuing to invest a significant portion of our research and development efforts in the development of our next-generation products. We expect our competitors will continue to improve the performance of their existing products and introduce new products and technologies and to influence customers' buying criteria so as to emphasize product capabilities that we do not, or may not, possess. To be competitive, we must anticipate future customer requirements and continue to invest significant resources in research and development, sales and marketing, and customer support. If we do not anticipate these future customer requirements and invest in the technologies necessary to enable us to have and to sell the appropriate solutions, it may limit our competitive position and future sales, which would have an adverse effect on our business and financial condition. We may not have sufficient resources to make these investments and we may not be able to make the technological advances necessary to be competitive.

Our average sales prices may decline in the future.

We have experienced, and could continue to experience, declining sales prices. This price pressure is likely to result in downward pricing pressure on our products and services. As a result, we are likely to experience declining average sales prices for our products. Our future profitability will depend upon our ability to improve manufacturing efficiencies, to reduce the costs of materials used in our products and to continue to introduce new lower-cost products and product enhancements and if we are unable to do so, we may not be able to respond to pricing pressures. If we are unable to respond to increased price competition, our business, financial condition and results of operations will be harmed. Because customers frequently negotiate supply arrangements far in advance of delivery dates, we may be required to commit to price reductions for our products before we are aware of how, or if, cost reductions can be obtained. As a result, current or future price reduction commitments and any inability on our part to respond to increased price competition could harm our business, financial condition and results of operations.

Credit and commercial risks and exposures could increase if the financial condition of our customers declines.

A substantial portion of our sales are to customers in the telecommunications industry. These customers may require their suppliers, including the Company, to provide extended payment terms, direct loans or other forms of financial support as a condition to obtaining commercial contracts. In addition, if local currencies cannot be hedged, we have an inherent exposure in our ability to convert monies at favorable rates from or to U.S. dollars. More generally, we expect to routinely enter into long-term contracts involving significant amounts to be paid by our customers over time. Pursuant to these contracts, we may deliver products and services representing an important portion of the contract price before receiving any significant payment from the customer. As a result of the financing that may be provided to customers and our commercial risk exposure under long-term contracts, our business could be adversely affected if the financial condition of our customers erodes. Over the past few years, certain of our customers have filed with the courts seeking protection under the bankruptcy or reorganization laws of the applicable jurisdiction or have experienced financial difficulties. Our customers' financial conditions face additional challenges in many emerging markets, where our customers are being affected not only by recession, but by deteriorating local currencies and a lack of credit and, more broadly, by the COVID-19 pandemic and related economic effects. If customers fail to meet their obligations to us, we may experience reduced cash flows and losses in excess of reserves, which could materially adversely impact our results of operations and financial position.

Our business requires extensive credit risk management that may not be adequate to protect against customer nonpayment. A risk of non-payment by customers is a significant focus of our business. We expect a significant amount of future revenue to come from international customers in developing countries. We do not generally expect to obtain collateral for sales, although we require letters of credit or credit insurance as appropriate for international customers. Because a significant amount of our revenue may come from a limited number of customers, the termination of any of these customer relationships may adversely affect our business. Our historical accounts receivable balances have been concentrated in a small number of significant customers. Unexpected adverse events impacting the financial condition of our customers, bank failures or other unfavorable regulatory, economic or political events in the countries in which we do business may impact collections and adversely impact our business, require increased bad debt expense or receivable write-offs and adversely impact our cash flows, financial condition and operating results, which could also result in a breach of our bank covenants.

Our business could be adversely affected if we are unable to attract and retain key personnel.

Our success and ability to invest and grow depend largely on our ability to attract and retain highly skilled technical, professional, managerial, sales and marketing personnel. Historically, competition for these key personnel has been intense. The loss of services of any of our key personnel, the inability to retain and attract qualified personnel in the future, delays in hiring required personnel, particularly engineering and sales personnel, or the loss of key personnel to competitors could make it difficult for us to meet key objectives, such as timely and effective product introductions and financial goals.

We face strong competition for maintaining and improving our position in the market, which can adversely affect our revenue growth and operating results.

The wireless access, interconnection and backhaul business is a specialized segment of the wireless telecommunications industry and is extremely competitive. Competition in this segment is intense, and we expect it to increase. Some of our competitors have more extensive engineering, manufacturing and marketing capabilities and significantly greater financial, technical and personnel resources than we have. In addition, some of our competitors have greater name recognition, broader product lines, a larger installed base of products and longer-standing customer relationships. Our competitors include established companies, such as Ericsson, Huawei and Nokia, as well as a number of other public and private companies, such as Ceragon and SIAE. Some of our competitors are OEMs or systems integrators through whom we market and sell our products, which means our business success may depend on these competitors to some extent. One or more of our largest customers could internally develop the capability to manufacture products similar to those manufactured or outsourced by us and, as a result, the demand for our products and services may decrease.

In addition, we compete for acquisition and expansion opportunities with many entities that have substantially greater resources than we have. Our competitors may enter business combinations to accelerate product development or to compete more aggressively and we may lack the resources to meet such enhanced competition.

Our ability to compete successfully will depend on a number of factors, including price, quality, availability, customer service and support, breadth of product lines, product performance and features, rapid time-to-market delivery capabilities, reliability, timing of new product introductions by us, our customers and competitors, the ability of our customers to obtain financing and the stability of regional sociopolitical and geopolitical circumstances, and the ability of large competitors to obtain business by providing more seller financing especially for large transactions. We can give no assurances that we will have the financial resources, technical expertise, or marketing, sales, distribution, customer service and support capabilities to compete successfully, or that regional sociopolitical and geographic circumstances will be favorable for our successful operation.

Our ability to sell our products and compete successfully is highly dependent on the quality of our customer service and support, and our failure to offer high quality service and support could have a material adverse effect on our sales and results of operations.

Once our products are delivered, our customers depend on our service and support to resolve any issues relating to our products. Our support personnel includes employees in various geographic locations, who provide general technical support to our customers. A high level of support is important for the successful marketing and sale of our products. If we do not effectively help our customers quickly resolve issues or provide effective ongoing support, it could adversely affect our ability to sell our products to existing customers as well as demand for maintenance and renewal contracts and could harm our reputation with existing and potential customers.

Product performance problems, including undetected errors in our hardware or software, or deployment delays could harm our business and reputation.

The development and production of products with high technology content is complicated and often involves problems with hardware, software, components and manufacturing methods. Complex hardware and software systems, such as our products, can often contain undetected errors or bugs when first introduced or as new versions are released. In addition, errors associated with components we purchase from third parties, including customized components, may be difficult to resolve. We have experienced issues in the past in connection with our products, including failures due to the receipt of faulty components from our suppliers and performance issues related to software updates. From time to time we have had to replace certain components or provide software remedies or other remediation in response to errors or bugs, and we may have to do so again in the future. In addition, performance issues can be heightened during periods where we are developing and introducing multiple new products to the market, as any performance issues we encounter in one technology or product could impact the performance or timing of delivery of other products. Our products may also suffer degradation of performance and reliability over time.

If reliability, quality, security or network monitoring problems develop, a number of negative effects on our business could result, including:

- reduced orders from existing customers;
- declining interest from potential customers;
- delays in our ability to recognize revenue or in collecting accounts receivables;
- costs associated with fixing hardware or software defects or replacing products;
- high service and warranty expenses;
- delays in shipments;
- high inventory excess and obsolescence expense;
- high levels of product returns;
- diversion of our engineering personnel from our product development efforts; and
- payment of liquidated damages, performance guarantees or similar penalties.

Because we outsource the manufacturing of certain components of our products, we may also be subject to product performance problems as a result of the acts or omissions of third parties, and we may not have adequate compensating remedies against such third parties.

From time to time, we encounter interruptions or delays in the activation of our products at a customer's site. These interruptions or delays may result from product performance problems or from issues with installation and activation, some of which are outside our control. If we experience significant interruptions or delays that we cannot promptly resolve, the associated revenue for these installations may be delayed or confidence in our products could be undermined, which could cause us to lose customers, fail to add new customers, and consequently harm our financial results.

If we fail to accurately forecast our manufacturing requirements or customer demand, we could incur additional costs, which would adversely affect our business and results of operations.

If we fail to accurately predict our manufacturing requirements or forecast customer demand, we may incur additional costs of manufacturing and our gross margins and financial results could be adversely affected. If we overestimate our requirements, our contract manufacturers may experience an oversupply of components and assess us charges for excess or obsolete components that could adversely affect our gross margins. If we underestimate our requirements, our contract manufacturers may have inadequate inventory or components, which could interrupt manufacturing and result in higher manufacturing costs, shipment delays, damage to customer relationships and/or our payment of penalties to our customers. Our contract manufacturers also have other customers and may not have sufficient capacity to meet all of their customers' needs, including ours, during periods of excess demand.

If we fail to effectively manage our contract manufacturer relationships, we could incur additional costs or be unable to timely fulfill our customer commitments, which would adversely affect our business and results of operations and, in the event of an inability to fulfill commitments, would harm our customer relationships.

We outsource all of our manufacturing and a substantial portion of our repair service operations to independent contract manufacturers and other third parties. Our contract manufacturers typically manufacture our products based on rolling forecasts of our product needs that we provide to them on a regular basis. The contract manufacturers are responsible for procuring components necessary to build our products based on our rolling forecasts, building and assembling the products, testing the products in accordance with our specifications and then shipping the products to us. We configure the products to our customer requirements, conduct final testing and then ship the products to our customers. There can be no assurance that we will not encounter problems with our contract manufacturer related to these manufacturing services or that we will be able to replace a contract manufacturer that is not able to meet our demand.

In addition, if we fail to effectively manage our relationships with our contract manufacturers or other service providers, or if they do not fully comply with their contractual obligations or should experience delays, disruptions, component procurement problems or quality control problems, then our ability to ship products to our customers or otherwise fulfill our contractual obligations to our customers could be delayed or impaired which would adversely affect our business, financial results and customer relationships.

We depend on sole or limited sources and geographies for some key components and failure to receive timely delivery of any of these components could result in deferred or lost sales.

In some instances, we are dependent upon one or a few sources, either because of the specialized nature of a particular item or because of local content preference requirements pursuant to which we operate on a given project. Examples of sole or limited sourcing categories include metal fabrications and castings, for which we own the tooling and therefore limit our supplier relationships, and MMICs (a type of integrated circuit used in manufacturing microwave radios), which we procure at a volume discount from a single source. Additionally, certain semiconductor supply is concentrated in Taiwan, with little to no availability in other geographies. As such, any military conflict between Taiwan and China could interrupt supply.

Our supply chain strategy includes mitigation plans for alternative manufacturing sources and identified alternate suppliers. However, if these alternatives cannot address our requirements when our existing sources of these components fail to deliver them on time, we could suffer delayed shipments, canceled orders and lost or deferred revenues, as well as material damage to our customer relationships. Should this occur, our operating results, cash flows and financial condition could be materially adversely affected.

Because a significant amount of our revenue may come from a limited number of customers, the termination of any of these customer relationships may adversely affect our business.

Although we have a large customer base, during any given quarter or fiscal year a small number of customers may account for a significant portion of our revenue. Principal customers for our products and services include domestic and international wireless/mobile service providers, OEMs, as well as private network users such as public safety agencies; government institutions; and utility, pipeline, railroad and other industrial enterprises that operate broadband wireless networks.

In addition, the telecommunications industry has experienced significant consolidation among its participants, and we expect this trend to continue. Some operators in this industry have experienced financial difficulty and have filed, or may file, for bankruptcy protection. Other operators may merge and one or more of our competitors may supply products to the customers of the combined company following those mergers. This consolidation could result in purchasing decision delays and decreased opportunities for us to supply products to companies following any consolidation. This consolidation may also result in lost opportunities for cost reduction and economies of scale, and could generally reduce our opportunities to win new customers to the extent that the number of potential customers decreases. Furthermore, as our customers become larger, they may have more leverage to negotiate better pricing which could adversely affect our revenues and gross margins.

It is possible that a significant portion of our future product sales could become even more concentrated in a limited number of customers due to the factors described above. Product sales to major customers have varied widely from period to period. The loss of any existing customer, a significant reduction in the level of sales to any existing customer, the consolidation of existing customers, or our inability to gain additional customers could result in declines in our revenue or an inability to grow revenue.

We continually evaluate strategic transaction opportunities which could involve merger, divestiture, sale and/or acquisition activities that could disrupt our operations and harm our operating results.

Our growth depends upon market growth, our ability to enhance our existing products and our ability to introduce new products on a timely basis. We intend to continue to address the need to develop new products and enhance existing products through acquisitions, or "tuck-ins," product lines, technologies, and personnel. Strategic transactions involve numerous risks, including the following:

- difficulties in integrating the operations, systems, technologies, products, and personnel of the combined companies, particularly companies with large and widespread operations and/or complex products;
- diversion of management's attention from normal daily operations of the business and the challenges of managing larger and more widespread operations resulting from business combinations, sales, divestitures and/or restructurings;
- potential difficulties in completing projects associated with in-process research and development intangibles;
- difficulties in entering markets in which we have no or limited direct prior experience and where competitors in each market have stronger market positions;
- initial dependence on unfamiliar supply chains or relatively small supply partners;
- insufficient revenue to offset increased expenses associated with acquisitions; and
- the potential loss of key employees, customers, resellers, vendors and other business partners of our Company or the companies with which we engage in strategic transactions following and continuing after announcement of an anticipated strategic transaction.

Strategic transactions may also cause us to:

- issue common stock that would dilute our current stockholders or cause a change in control of the combined company;
- use a substantial portion of our cash resources, or incur debt;
- significantly increase our interest expense, leverage and debt service requirements if we incur additional debt to pay for an acquisition;
- assume material liabilities;
- record goodwill and non-amortizable intangible assets that are subject to impairment testing on a regular basis and potential periodic impairment charges;
- incur amortization expenses related to certain intangible assets;
- incur tax expenses related to the effect of acquisitions on our intercompany R&D cost sharing arrangement and legal structure;
- incur large and immediate write-offs and restructuring and other related expenses; and
- become subject to intellectual property or other litigation.

Mergers, restructurings, sales and acquisitions of high-technology companies are inherently risky and subject to many factors outside of our control. No assurance can be given that any future strategic transactions will be successful and will not materially adversely affect our business, operating results or financial condition. Failure to manage and successfully complete a strategic transaction could materially harm our business and operating results. Even when an acquired or acquiring company has already developed and marketed products, there can be no assurance that product enhancements will be made in a timely fashion or that pre-acquisition due diligence will have identified all possible issues that might arise with respect to such products.

The pending transaction with NEC Corporation may not be consummated on a timely basis or at all. Failure to complete the acquisition within the expected timeframe or at all could adversely affect our stock price and our future business and financial results.

On May 9, 2023, we entered into a Master Sale of Business Agreement with NEC Corporation and certain other parties thereto in connection with the NEC Transaction (the "Purchase Agreement"). We expect the NEC Transaction to close in the fourth quarter of calendar 2023. The NEC Transaction is subject to closing conditions. If these conditions are not satisfied or waived, the NEC Transaction will not be consummated. If the closing of the NEC Transaction is substantially delayed or does not occur at all, or if the terms of the NEC Transaction are required to be modified substantially, we may not realize the anticipated benefits of the transactions fully or at all or they may take longer to realize than expected. The closing conditions include (i) the counterparties' representations and warranties being true (subject to certain materiality qualifiers) as of the closing, (ii) the counterparties' performance, in all material respects, of all obligations and agreements required to be performed prior to closing, (iii) the receipt of all documents, instruments, certificates or other items required to be delivered at or as of the closing by the other parties to the Purchase Agreement, (iv) the absence of legal matters prohibiting the NEC Transaction, and (v) the absence or expiration of any required regulatory periods. We have incurred and will continue to incur substantial transaction costs whether or not the NEC Transaction is completed. Any failure to complete the NEC Transaction could have a material adverse effect on our stock price, our competitiveness and reputation in the marketplace, and our future business and financial results, including our ability to execute on our strategy to return capital to our stockholders.

The NEC Transaction will require management to devote significant attention and resources to integrating the acquired NEC businesses with our business. Potential difficulties that may be encountered in the integration process include, among others:

- the inability to successfully integrate the acquired NEC business into the Aviat business in a manner that permits us to achieve the revenue we anticipated from the NEC Transaction;
- complexities associated with managing the larger, integrated business;
- potential unknown liabilities and unforeseen expenses, delays or regulatory conditions associated with the NEC Transaction;
- integrating personnel from the NEC companies while maintaining focus on providing consistent, high-quality products and services;
- integrating relationships with customers, vendors and business partners;
- performance shortfalls as a result of the diversion of management's attention caused by completing the NEC Transaction and integrating acquired NEC operations into Aviat; or
- the disruption of, or loss of momentum in, each company's ongoing business or inconsistencies in standards, controls, procedures and policies.

Delays or difficulties in the integration process could adversely affect our business, financial results, financial condition and stock price. Even if we are able to integrate our business operations successfully, there can be no assurance that this integration will result in the realization of the full benefits of synergies, cost savings, innovation and operational efficiencies that we currently expect or have communicated from this integration or that these benefits will be achieved within the anticipated time frame.

Financial and Macroeconomic Risk Factors

Adverse developments affecting the financial services industry, including events or concerns involving liquidity, defaults or non-performance by financial institutions, could adversely affect our business, financial condition or results of operations.

Actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future adversely affect our liquidity. In addition, investor concerns regarding the U.S. or international financial systems could result in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for us to acquire financing on terms favorable to us, or at all. Any decline in available funding or access to our cash and liquidity resources could, among other things, adversely impact our ability to meet our operating expenses, financial obligations or fulfill our other obligations, result in breaches of our contractual obligations or result in violations of federal or state wage and hour laws. Any of these impacts, or any other impacts resulting from the factors described above or other related or similar factors not described above, could have material adverse impacts on our liquidity, business, financial condition or results of operations.

In addition, any further deterioration in the macroeconomic economy or financial services industry could lead to losses or defaults by our customers or suppliers, which in turn, could have a material adverse effect on our current and/or projected business operations and results of operations and financial condition. Any customer or supplier bankruptcy or insolvency, or the failure of any customer to make payments when due, or any breach or default by a customer or supplier, or the loss of any significant supplier relationships, could result in material losses to the Company and may have a material adverse impact on our business.

Due to the volume of our international sales, we may be susceptible to a number of political, economic, financial and geographic risks that could harm our business.

We are highly dependent on sales to customers outside the U.S. In fiscal 2023, our sales to international customers accounted for 43% of total revenue. Significant portions of our international sales are in less developed countries. Our international sales are likely to continue to account for a large percentage of our products and services revenue for the foreseeable future. As a result, the occurrence of any international, political, economic or geographic event could result in a significant decline in revenue. In addition, compliance with complex foreign and U.S. laws and regulations that apply to our international operations increases our cost of doing business in international jurisdictions. These numerous and sometimes conflicting laws and regulations include internal control and disclosure rules, data privacy and filtering requirements, anti-corruption laws, such as the Foreign Corrupt Practices Act, and other local laws prohibiting corrupt payments to governmental officials, and anti-competition regulations, among others. Violations of these laws and regulations could result in fines and penalties, criminal sanctions against us, our officers, or our employees, prohibitions on the conduct of our business and on our ability to offer our products and services in one or more countries, and could also materially affect our brand, our international expansion efforts, our ability to attract and retain employees, our business, and our operating results. Although we have implemented policies and procedures designed to ensure compliance with these laws and regulations, there can be no assurance that our employees, contractors, or agents will not violate our policies.

Some of the risks and challenges of doing business internationally include:

- unexpected changes in regulatory requirements;
- fluctuations in international currency exchange rates including its impact on unhedgeable currencies and our forecast variations for hedgeable currencies;
- imposition of tariffs and other barriers and restrictions;
- management and operation of an enterprise spread over various countries;
- the burden of complying with a variety of laws and regulations in various countries;
- application of the income tax laws and regulations of multiple jurisdictions, including relatively low-rate and relatively high-rate jurisdictions, to our sales and other transactions, which results in additional complexity and uncertainty;
- the conduct of unethical business practices in developing countries;
- general economic and geopolitical conditions, including inflation and trade relationships;
- restrictions on travel to locations where we conduct business, including those imposed due to COVID-19;
- war and acts of terrorism;
- kidnapping and high crime rate;
- natural disasters;
- availability of U.S. dollars especially in countries with economies highly dependent on resource exports, particularly oil; and
- changes in export regulations.

While these factors and the impacts of these factors are difficult to predict, any one or more of them could adversely affect our business, financial condition and results of operations in the future.

A portion of our sales and expenses stem from countries outside of the United States, and are in currencies other than U.S. dollars, and therefore subject to foreign currency fluctuation. Accordingly, fluctuations in foreign currency rates could have a material impact on our financial results in future periods. From time to time, we enter into foreign currency exchange forward contracts to reduce the volatility of cash flows primarily related to forecasted foreign currency expenses. These forward contracts reduce the impact of currency exchange rate movements on certain transactions, but do not cover all foreign-denominated transactions and therefore do not entirely eliminate the impact of fluctuations in exchange rates on our results of operations and financial condition.

There are inherent limitations on the effectiveness of our controls.

We do not expect that our disclosure controls or our internal control over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well-designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. The design of a control system must reflect the fact that resource constraints exist, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by individual acts of some persons, by collusion of two or more people, or by management's override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of the effectiveness of controls to future periods are subject to risks. Over time, controls may become inadequate due to changes in conditions or deterioration in the degree of compliance with policies or procedures. If our controls become inadequate, we could fail to meet our financial reporting obligations, our reputation may be adversely affected, our business and operating results could be harmed, and the market price of our stock could decline.

We may not be able to obtain capital when desired on favorable terms, if at all, or without dilution to our stockholders.

We believe that our existing cash and cash equivalents, the available line of credit under our credit facility and future cash collections from customers will be sufficient to provide for our anticipated requirements for working capital and capital expenditures for the next 12 months and the foreseeable future. However, it is possible that we may not generate sufficient cash flow from operations or otherwise have the capital resources to meet our longer-term capital needs. If this occurs, we may need to sell assets, reduce capital expenditures, or obtain additional equity or debt financing. We have no assurance that additional financing will be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms if and when needed, our business, financial condition and results of operations could be harmed.

If we raise additional funds through the issuance of equity or convertible debt securities, the ownership of our existing stockholders could be significantly diluted, and these newly-issued securities may have rights, preferences or privileges senior to those of existing stockholders.

The effects of global or market specific financial and economic conditions have, and may continue to have, significant effects on our customers and suppliers, and have in the past, and may in the future have, a material adverse effect on our business, operating results, financial condition and stock price.

The effects of global financial and economic conditions in certain markets include, among other things, significant reductions in available capital and liquidity from credit markets, supply or demand driven inflationary pressures, and substantial fluctuations in currency values worldwide.

Economic conditions in certain markets have adversely affected and may continue to adversely affect our customers' access to capital and/or willingness to spend capital on our products, and/or their levels of cash liquidity and/or their ability and/or willingness to pay for products that they will order or have already ordered from us, or result in their ceasing operations. Further, we have experienced an increasing number of our customers, principally in emerging markets, requesting longer payment terms, lease or vendor financing arrangements, longer terms for the letters of credit securing purchases of our products and services, which could potentially negatively impact our orders, revenue conversion cycle, and cash flows.

In seeking to reduce their expenses, we have also seen significant pressure from our customers to lower prices for our products as they try to improve their operating performance and procure additional capital equipment within their reduced budget levels. To the extent that we lower prices on our products and services, our orders, revenues, and gross margins may be negatively impacted. Additionally, certain emerging markets are particularly sensitive to pricing as a key differentiator. Where price is a primary decision driver, we may not be able to effectively compete, or we may choose not to compete due to unacceptable margins.

In addition, economic conditions in certain markets could materially adversely affect our suppliers' access to capital and liquidity with which to maintain their inventories, production levels, or product quality, could cause them to raise prices or lower production levels, or result in their ceasing operations. Supply or demand driven scarcity can lead to significant inflationary pressures on the cost of our products from our suppliers. Our ability to substantially offset inflationary impacts by raising prices may be limited by the competitive factors discussed above.

Further, with respect to our credit facility discussed under "Liquidity, Capital Resources and Financial Strategies" in Item 7 of this Annual Report on Form 10-K, our ability to access the funds available under our credit facility could be materially adversely affected.

The potential effects of these economic factors are difficult to forecast and mitigate. As a consequence, our operating results for a particular period are difficult to predict and prior results are not necessarily indicative of results to be expected in future periods. Any of the foregoing effects could have a material adverse effect on our business, results of operations, and financial condition and could adversely affect our stock price.

Changes in tax laws, treaties, rulings, regulations or agreements, or their interpretation in any country in which we operate; the loss of a major tax dispute; a successful challenge to our operating structure, intercompany pricing policies or the taxable presence of our key subsidiaries in certain countries; or other factors could cause volatility in our effective tax rate and could adversely affect our operating results.

We operate in multiple jurisdictions and our profits are taxed pursuant to the tax laws of these jurisdictions. Our future effective tax rate may be adversely affected by a number of factors, many of which are outside of our control, including:

- the jurisdictions in which profits are determined to be earned and taxed;
- adjustments to estimated taxes upon finalization of various tax returns;
- increases in expenses not deductible for tax purposes, including write-offs of acquired in-process research and development and impairment of goodwill in connection with acquisitions;
- our ability to utilize net operating losses;
- changes in available tax credits;
- changes in share-based compensation expense;
- changes in the valuation of our deferred tax assets and liabilities;
- changes in domestic or international tax laws, treaties, rulings, regulations or agreements or the interpretation of such tax laws, treaties, rulings, regulations or agreements, including the impact of the Tax Cuts and Jobs Act of 2017 and any new administrations;
- the resolution of issues arising from tax audits with various tax authorities, including the loss of a major tax dispute;
- local tax authority challenging our operating structure, intercompany pricing policies or the taxable presence of our key subsidiaries in certain countries;
- the tax effects of purchase accounting for acquisitions and restructuring charges that may cause fluctuations between reporting periods; and
- taxes that may be incurred upon a repatriation of cash from foreign operations.

Any significant increase in our future effective tax rates could impact our results of operations for future periods adversely.

Our ability to use net operating loss carryforwards to offset future taxable income for U.S. federal income tax purposes and other tax benefits may be limited.

Section 382 of the Internal Revenue Code of 1986, as amended (the "Code") imposes an annual limitation on the amount of taxable income that may be offset if a corporation experiences an "ownership change" as defined in Section 382 of the Code. An ownership change occurs when a company's "five-percent shareholders" (as defined in Section 382 of the Code) collectively increase their ownership in the company by more than 50 percentage points (by value) over a rolling three-year period. Additionally, various states have similar limitations on the use of state net operating losses ("NOL") following an ownership change.

If we experience an ownership change, our ability to use our NOLs, any loss or deduction attributable to a "net unrealized built-in loss" and other tax attributes (collectively, the "Tax Benefits") could be substantially limited, and the timing of the usage of the Tax Benefits could be substantially delayed, which could significantly impair the value of the Tax Benefits. There is no assurance that we will be able to fully utilize the Tax Benefits and we could be required to record an additional valuation allowance related to the amount of the Tax Benefits that may not be realized, which could adversely impact our results of operations.

We believe that these Tax Benefits are a valuable asset for us. On March 3, 2020, the Board approved The Plan (as amended and restated on August 27, 2020), in an effort to protect our Tax Benefits during the effective period of the Plan. We submitted the Plan to a stockholder vote and our stockholders approved the plan at the 2020 Annual Meeting of Stockholders. Although the Plan is intended to reduce the likelihood of an "ownership change" that could adversely affect us, there is no assurance that the restrictions on transferability in the Plan will prevent all transfers that could result in such an "ownership change." An amendment to the Plan, approved by the Board of Directors on February 28, 2023, will be submitted to the Company's stockholders for ratification at the Company's 2023 annual meeting (the "Annual Meeting"), which extends the final expiration date of the Plan until March 3, 2026.

The Plan could make it more difficult for a third party to acquire, or could discourage a third party from acquiring, us or a large block of our common stock. A third party that acquires 4.9% or more of our common stock could suffer substantial dilution of its ownership interest under the terms of the Plan through the issuance of common stock or common stock equivalents to all stockholders other than the acquiring person.

The foregoing provisions may adversely affect the marketability of our common stock by discouraging potential investors from acquiring our stock. In addition, these provisions could delay or frustrate the removal of incumbent directors and could make more difficult a merger, tender offer or proxy contest involving us, or impede an attempt to acquire a significant or controlling interest in us, even if such events might be beneficial to us and our stockholders.

Legal and Regulatory Risk Factors

Continued tension in U.S.-China trade relations may adversely impact our supply chain operations and business.

The U.S. government has taken certain actions that change U.S. trade policies, including tariffs that affect certain products manufactured in China. Some components manufactured by our Chinese suppliers are subject to tariffs if imported into the United States. The Chinese government has taken certain reciprocal actions, including recently imposed tariffs affecting certain products manufactured in the United States. Certain of our products manufactured in our U.S. operations have been included in the tariffs imposed on imports into China from the United States. Although some of the products and components we import are affected by the tariffs, at this time, we do not expect these tariffs to have a material impact on our business, financial condition or results of operations.

It is unknown whether and to what extent additional new tariffs (or other new laws or regulations) will be adopted that increase the cost or feasibility of importing and/or exporting products and components from China to the United States and vice versa. Further, the effect of any such new tariffs or retaliatory actions on our industry and customers is unknown and difficult to predict. As additional new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or if China or other affected countries take retaliatory trade actions, such changes could have a material adverse effect on our business, financial condition, results of operations or cash flows.

If we are unable to adequately protect our intellectual property rights, we may be deprived of legal recourse against those who misappropriate our intellectual property.

Our ability to compete will depend, in part, on our ability to obtain and enforce intellectual property protection for our technology in the U.S. and internationally. We rely upon a combination of trade secrets, trademarks, copyrights, patents, contractual rights and technological measures to protect our intellectual property rights from infringement, misappropriation or other violations to maintain our brand and competitive position. We also make business decisions about when to seek patent protection for a particular technology and when to rely upon trade secret protection, and the approach we select may ultimately prove to be inadequate. With respect to patents, we cannot be certain that patents will be issued as a result of any currently pending patent application or future patent applications, or that any of our patents, once issued, will provide us with adequate protection from competing products or intellectual property owned by others. For example, issued patents may be circumvented or challenged, declared invalid or unenforceable or narrowed in scope. Furthermore, we may not be able to prevent infringement, misappropriation and unauthorized, use of our owned and exclusively-licensed intellectual property. We also cannot provide assurances that the protection provided to our intellectual property by the laws and courts of particular nations will be substantially similar to the protection and remedies available under U.S. law. Furthermore, we cannot provide assurances that third parties will not assert infringement claims against us in the U.S. or based on intellectual property rights and laws in other nations that are different from those established in the U.S.

In addition, we enter into confidentiality and invention assignment agreements with our employees and contractors and enter into non-disclosure agreements with our suppliers and appropriate customers so as to limit access to and disclosure of our proprietary information. We cannot guarantee that we have entered into such agreements with each party who has developed intellectual property on our behalf and each party that has or may have had access to our confidential information, know-how and trade secrets. These agreements may be insufficient or breached, or may not effectively prevent unauthorized access to or unauthorized use, disclosure, misappropriation or reverse engineering of our confidential information, intellectual property, or technology. Moreover, these agreements may not provide an adequate remedy for breaches or in the event of unauthorized use or disclosure of our confidential information or technology, or infringement of our intellectual property. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret or know-how, or misappropriated or violated intellectual property is difficult, expensive, and time-consuming, and the outcome is unpredictable.

We cannot give assurances that any steps taken by us will be adequate to deter infringement, misappropriation, violation, dilution or otherwise impede independent third-party development of similar technologies. Any of our intellectual property rights may be successfully challenged, opposed, diluted, misappropriated, violated or circumvented by others or invalidated, narrowed in scope or held unenforceable through administrative process or litigation in the United States or in non-U.S. jurisdictions. Furthermore, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain and any changes in, or unexpected interpretations of, intellectual property laws may compromise our ability to enforce our trade secrets and other intellectual property rights. In the event that such intellectual property arrangements are insufficient, our business, financial condition and results of operations could be materially harmed.

If sufficient radio frequency spectrum is not allocated for use by our products, or we fail to obtain regulatory approval for our products, our ability to market our products may be restricted.

We may be affected by the allocation and auction of the radio frequency spectrum by governmental authorities both in the U.S. and internationally. The unavailability of sufficient radio frequency spectrum may inhibit the future growth of wireless communications networks. In addition, to operate in a jurisdiction, we must obtain regulatory approval for our products and each jurisdiction in which we market our products has its own regulations governing radio communications. If we are unable to obtain sufficient allocation of radio frequency spectrum by the appropriate governmental authority or obtain the proper regulatory approval for our products, our business, financial condition and results of operations may be harmed.

Our business is subject to changing regulation of corporate governance, public disclosure and anti-bribery measures which have resulted in increased costs and may continue to result in additional costs or potential liabilities in the future.

We are subject to rules and regulations of federal and state regulatory authorities, The NASDAQ Stock Market LLC ("NASDAQ") and financial market entities charged with the protection of investors and the oversight of companies whose securities are publicly traded, and foreign and domestic legislative bodies. During the past few years, these entities, including the Public Company Accounting Oversight Board, the SEC, NASDAQ and several foreign governments, have issued requirements, laws and regulations and continue to develop additional requirements, laws and regulations, most notably the Sarbanes-Oxley Act of 2002 ("SOX"), and recent laws and regulations regarding bribery and unfair competition, including the SEC's recently-proposed rules relating to the disclosure of a range of climate-related risks. Our efforts to comply with these requirements and regulations have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of substantial management time and attention from revenue-generating activities to compliance activities.

Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs potentially necessitated by ongoing revisions to our disclosure and governance practices. Finally, if we are unable to ensure compliance with such requirements, laws, or regulations, we may be subject to costly prosecution and liability, and resulting reputational harm, from such noncompliance.

Our products are used in critical communications networks which may subject us to significant liability claims.

Because our products are used in critical communications networks, we may be subject to significant liability claims if our products do not work properly. We warrant to our current customers that our products will operate in accordance with our product specifications. If our products fail to conform to these specifications, our customers could require us to remedy the failure or could assert claims for damages. The provisions in our agreements with customers that are intended to limit our exposure to liability claims may not preclude all potential claims. In addition, any insurance policies we have may not adequately limit our exposure with respect to such claims. Liability claims could require us to spend significant time and money in litigation or to pay significant damages. Any such claims, whether or not successful, would be costly and time-consuming to defend, and could divert management's attention and seriously damage our reputation and our business.

We may be subject to litigation regarding our intellectual property. This litigation could be costly to defend and resolve and could prevent us from using or selling the challenged technology.

The wireless telecommunications industry is characterized by vigorous protection and pursuit of intellectual property rights, which has resulted in often protracted and expensive litigation. Any litigation regarding patents or other owned or exclusively licensed intellectual property, including claims that our use of intellectual property infringes or violates the rights of others, could be costly and time-consuming and could divert our management and key personnel from our business operations. The complexity of the technology involved and the uncertainty of intellectual property litigation increase these risks. Such litigation or claims could result in substantial costs and diversion of resources. In the event of an adverse result in any such litigation, we could be required to pay substantial damages, cease the use and transfer of allegedly infringing technology or the sale of allegedly infringing products and expend significant resources to develop non-infringing technology or obtain licenses for the infringing technology. We can give no assurances that we would be successful in developing such non-infringing technology or that any license for the infringing technology would be available to us on commercially reasonable terms, if at all. This could have a materially adverse effect on our business, results of operation, financial condition, competitive position and prospects.

We are subject to laws, rules, regulations and policies regarding data privacy and security. Many of these laws and regulations are subject to change and reinterpretation, and could result in claims, changes to our business practices, monetary penalties, increased cost of operations or other harm to our business.

We are subject to a variety of federal, state and local laws, directives, rules, standards, regulations, policies and contractual obligations relating to data privacy and security. The regulatory framework for data privacy and security worldwide is continuously evolving and developing and, as a result, interpretation and implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future. It is also possible inquiries and enforcement actions from governmental authorities regarding cybersecurity breaches increase in frequency and scope. These data privacy and security laws also are not uniform, which may complicate and increase our costs for compliance. As a result, we anticipate needing to dedicate substantial resources to comply with such laws, regulations, and other obligations relating to privacy and cybersecurity. Furthermore, we cannot provide assurance that we will not face claims, allegations, or other proceedings related to our obligations under applicable data privacy and security laws. Any failure or perceived failure by us or our third-party service providers to comply with any applicable laws relating to data privacy and security, or any compromise of security that results in the unauthorized access, improper disclosure, or misappropriation of personal data or other customer data, could result in significant liabilities, and negative publicity and reputational harm, one or all of which could have an adverse effect on our reputation, business, financial condition and operations.

We are subject to complex federal, state, local and international laws and regulations related to protection of the environment that could materially and adversely affect the cost, manner or feasibility of conducting our operations, as well as those of our suppliers and contract manufacturers.

Environmental, health and safety regulations govern the manufacture, assembly and testing of our products, including without limitation regulations governing the emission of pollutants and the use, remediation, and disposal of hazardous materials (including electronic wastes). Our failure or the failure of our suppliers or contract manufacturers to properly manage the use, transportation, emission, discharge, storage, recycling or disposal of wastes generated from our operations could subject us to increased compliance costs or liabilities such as fines and penalties. We may also be subject to costs and liabilities for environmental clean-up costs on sites owned by us, sites previously owned by us, or treatment and disposal of wastes attributable to us from past operations, under the Comprehensive Environmental Response, Compensation and Liability Act or equivalent laws. Existing and future environmental regulations may additionally restrict our and our suppliers' use of certain materials to manufacture, assemble and test products. New or more stringent environmental requirements applicable to our operations or the operations of our suppliers could adversely affect our costs of doing business and result in material costs to our operations.

Increased attention to Environmental, Social, and Governance ("ESG") matters, conservation measures and climate change issues has contributed to an evolving state of environmental regulation, which could impact our results of operations, financial or competitive position and may adversely impact our business.

Increasing attention to, and societal expectations on companies to address, climate change and other environmental and social impacts, investor and societal expectations regarding voluntary ESG disclosures may result in increased costs to us and our suppliers, contract manufacturers, and customers. Moreover, while we create and publish voluntary disclosures regarding ESG matters from time to time, many of the statements in those voluntary disclosures are based on hypothetical expectations and assumptions that may or may not be representative of current or actual risks or events or forecasts of expected risks or events, including the costs associated therewith. Such expectations and assumptions are necessarily uncertain and may be prone to error or subject to misinterpretation given the long timelines involved and the lack of an established single approach to identifying, measuring and reporting on many ESG matters. Additionally, on March 21, 2022, the SEC proposed new rules relating to the disclosure of a range of climate-related risks. We are currently assessing the rule, but at this time we cannot predict the costs of implementation or any potential adverse impacts resulting from the rule. To the extent this rule is finalized as proposed, we could incur increased costs relating to the assessment and disclosure of climate-related risks.

Increased public awareness and worldwide focus on climate change issues has led to legislative and regulatory efforts to limit greenhouse gas emissions, and may result in more international, federal or regional requirements or industry standards to reduce or mitigate risks related to climate change. As a result, we may become subject to new or more stringent regulations, legislation or other governmental requirements or industry standards, and we anticipate that we will see increased demand to meet voluntary criteria related to reduction or elimination of certain constituents from products, reducing emissions of greenhouse gases, and increasing energy efficiency. Increased regulation of climate change concerns could subject us to additional costs and restrictions and require us to make certain changes to our manufacturing practices and/or product designs, which could negatively impact our business, results of operations, financial condition and competitive position.

Anti-takeover provisions of Delaware law, the Amended and Restated Tax Benefit Preservation Plan (the "Plan"), and provisions in our Amended and Restated Certificate of Incorporation, as amended, and Amended and Restated Bylaws could make a third-party acquisition of us difficult.

Because we are a Delaware corporation, the anti-takeover provisions of Delaware law could make it more difficult for a third party to acquire control of us, even if the change in control would be supported by our stockholders. We are subject to the provisions of Section 203 of the General Corporation Law of Delaware, which prohibits us from engaging in certain business combinations, unless the business combination is approved in a prescribed manner. In addition, our Amended and Restated Certificate of Incorporation, as amended, and Amended and Restated Bylaws also contain certain provisions that may make a third-party acquisition of us difficult, including the ability of the Board to issue preferred stock and the requirement that nominations for directors and other proposals by stockholders must be made in advance of the meeting at which directors are elected or the proposals are voted upon.

In addition, the Plan and the amendments to our Amended and Restated Certificate of Incorporation, as amended (the "Charter Amendments") could make an acquisition of us more difficult.

General Risk Factors

Natural disasters or other catastrophic events such as terrorism and war could have an adverse effect on our business.

Natural disasters, such as hurricanes, earthquakes, fires, extreme weather conditions and floods, could adversely affect our operations and financial performance. In addition, climate change may contribute to the increased frequency or intensity of extreme weather events, including storms, wildfires, and other natural disasters. Further, acts of terrorism or war could significantly disrupt our supply chain and access to vital components. Such events have in the past and could [in the future] result in physical damage to one or more of our facilities, the temporary closure of one or more of our facilities or those of our suppliers, a temporary lack of an adequate work force in a market, a temporary or long-term disruption in the supply of products from local or overseas suppliers or contract manufacturers, a temporary disruption in the transport of goods from overseas, and delays in the delivery of goods. Accordingly, climate change and natural disasters may impact the availability and cost of materials and natural resources, sources and supply of energy necessary for our operations, and could also increase insurance and other operating costs. Many of our facilities around the world (and the operations of our suppliers) are in locations that may be impacted by the physical risks of climate change, and we face the risk of losses incurred as a result of physical damage to our facilities or those of our suppliers, such as loss or spoilage of inventory and business interruption caused by such events. In addition, if there is a natural disaster in any of the locations in which our significant customers are located, our customers may incur losses or sustained business interruption, or both, which may materially impair their ability to continue their purchase of products from us. Public health issues, whether occurring in the United States or abroad, could disrupt our operations, disrupt the operations of suppliers or customers, or have an adverse impact on customer demand. As a result of any of these events, we may be required to suspend operations in some or all of our locations, which could have an adverse effect on our business, financial condition, results of operations, and cash flows. These events could also reduce demand for our products or make it difficult or impossible to receive components from suppliers. Although we maintain business interruption insurance and other insurance intended to cover some or all of these risks, such insurance may be inadequate, whether because of coverage amount, policy limitations, the financial viability of the insurance companies issuing such policies, or other reasons.

System security risks, data protection breaches, and cyber-attacks could compromise our proprietary information, disrupt our internal operations and harm public perception of our products, which could cause our business and reputation to suffer and adversely affect our stock price.

In the ordinary course of business, we store sensitive data, including intellectual property, our proprietary business information and proprietary information of our customers, suppliers and business partners, on our networks. The secure maintenance of this information is critical to our operations and business strategy. Increasingly, companies, including ours, are subject to a wide variety of attacks on their networks on an ongoing basis. Despite our security measures, our information technology and infrastructure may be vulnerable to interruption, disruption, destruction, penetration or attacks due to natural disasters, power loss, telecommunications failure, terrorist attacks, domestic vandalism, Internet failures, computer malware, ransomware, cyberattacks, social engineering attacks, phishing attacks, data breaches and other events unforeseen or generally beyond our control. Additionally, advances in technology, an increased level of sophistication and expertise of hackers, widespread access to generative AI, and new discoveries in the field of cryptography can result in a compromise or breach of our information technology systems or security measures implemented to protect our systems. Any such breach could compromise our systems and networks, which could cause system disruptions or slowdowns and exploitation of security vulnerabilities in our products, and lead to the information stored on our networks being accessed, publicly disclosed, lost or stolen, which could subject us to liability to our customers, suppliers, business partners and others, and cause us reputational and financial harm. In addition, sophisticated hardware and operating system software and applications that we produce or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of our networks. An increased number of our employees and service providers are working from home and connecting to our networks remotely on less secure systems, which we believe may further increase the risk of, and our vulnerability to, a cyber-attack or breach on our network. Any such actual or perceived security breach, incident or disruption could also divert the efforts of our technical and management personnel and could require us to incur significant costs and operational consequences in connection with investigating, remediating, eliminating and putting in place additional tools, devices, policies, and other measures designed to prevent such security breaches, incidents and system disruptions. Moreover, we could be required by applicable law in some jurisdictions, or otherwise find it appropriate to expend significant capital and other resources, to notify or respond to applicable third parties or regulatory authorities due to any actual or perceived security incidents or breaches to our systems and its root cause.

If an actual or perceived breach of network security occurs in our network or in the network of a customer of our security products, regardless of whether the breach is attributable to our products, the market perception of the effectiveness and safety of our products could be harmed. Because the techniques used by computer programmers and hackers, many of whom are highly sophisticated and well-funded, to access or sabotage networks or systems change frequently and generally are not recognized until after they are used, we may be unable to anticipate or immediately detect these cyber-attacks. This could impede our sales, manufacturing, distribution or other critical functions. In addition, our ability to defend against and mitigate cyberattacks depends in part on prioritization decisions that we and third parties upon whom we rely make to address vulnerabilities and security defects. While we endeavor to address all identified vulnerabilities in our products, we must make determinations as to how we prioritize developing and deploying the respective fixes, and we may be unable to do so prior to an attack. The economic costs to us to eliminate or alleviate cyber or other security problems, bugs, viruses, worms, malicious software systems and security vulnerabilities could be significant and may be difficult to anticipate or measure because the damage may differ based on the identity and motive of the programmer or hacker, which are often difficult to identify. Furthermore, even once a vulnerability has been addressed, for certain of our products, the fix will only be effective once a customer has updated the impacted product with the latest release, and customers that do not install and run the latest supported versions of our products may remain vulnerable to attack.

As cyber-attacks become more sophisticated, the need to develop, modify, upgrade or enhance our information technology infrastructure and measures to secure our business can lead to increased cybersecurity protection costs. Such costs may include making organizational changes, deploying additional personnel and protection technologies, training employees, and engaging third party experts and consultants. These efforts come at the potential cost of revenues and human resources that could be utilized to continue to enhance our product offerings, and such increased costs may adversely affect our operating margins.

Additionally, certain of our suppliers have in the past and may in the future experience cybersecurity attacks that can constrain their capacity and ability to meet our product demands. If our contract manufacturers and suppliers suffer future cyberattacks, our ability to ship products or otherwise fulfill our contractual obligations to our customers could be delayed or impaired which would adversely affect our business, financial results and customer relationships.

Item 1B. *Unresolved Staff Comments*

None.

Item 2. *Properties*

As of June 30, 2023, we leased approximately 152,000 square feet of facilities worldwide, with approximately 23% in the United States, mostly in Texas. Our corporate headquarters is in Austin, Texas. We also lease office space, assembly facilities and warehouses in multiple locations in Texas. Internationally, we lease approximately 116,000 square feet of facilities throughout Europe, North America, Africa and Asia. We have repair and service centers in the Philippines and the United States. In addition, we own approximately 57,000 square feet of facilities in Wellington, New Zealand.

We maintain our facilities in good operating condition and believe that they are suitable and adequate for our current and projected needs. We continuously review our anticipated requirements for facilities and may, from time to time, acquire additional facilities, expand existing facilities, or dispose of existing facilities or parts thereof, as we deem necessary.

For more information about our leases, see Note 4. Leases of the notes to consolidated financial statements, which are included in Item 8 in this Annual Report on Form 10-K.

Item 3. *Legal Proceedings*

For a discussion of legal proceedings as of June 30, 2023, please refer to "Legal Proceedings" and "Contingent Liabilities" under Note 13. Commitments and Contingencies of the notes to consolidated financial statements, which are included in Item 8 in this Annual Report on Form 10-K.

Item 4. *Mine Safety Disclosures*

Not applicable.

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Market Information on Common Stock

Our common stock is listed and primarily traded on the NASDAQ Global Select Market, under the ticker symbol AVNW (prior to January 28, 2010 our ticker symbol was HSTX). There was no established trading market for shares of our common stock prior to January 29, 2007.

According to the records of our transfer agent, as of August 23, 2023, there were approximately 1,896 holders of record of our common stock.

Dividend Policy

We have not paid cash dividends on our common stock and do not intend to pay cash dividends in the foreseeable future. We intend to retain any earnings for use in our business. In addition, the covenants of our credit facility may restrict us from paying dividends or making other distributions to our stockholders under certain circumstances.

On April 7, 2021, we effected a two-for-one split in the form of a stock dividend to shareholders of record as of April 1, 2021.

Sales of Unregistered Securities

On April 13, 2021, we filed a registration statement on Form S-3 with the SEC using a "shelf" registration process. When we utilize the shelf registration we will be able to, from time to time, offer and sell, either individually or in combination, in one or more offerings, up to a total dollar amount of $200 million of any combination of the securities described in the shelf registration statement or a related prospectus supplement. During fiscal 2023, we did not issue or sell any unregistered securities.

Issuer Purchases of Equity Securities

In November 2021, our Board of Directors approved a stock repurchase program to purchase up to $10.0 million of our common stock. As of June 30, 2023, $7.3 million remains available under the stock repurchase program, and we may choose to suspend or discontinue the repurchase program at any time. During the fourth quarter of fiscal 2023 we did not repurchase any shares of our common stock.

Performance Graph

The following graph and accompanying data compare the cumulative total return of our common stock, the NASDAQ Composite Index and the NASDAQ Telecommunications Index for the five-year period ended June 30, 2023. The comparison assumes $100 was invested on June 29, 2018, in the Company's common stock and each of the indices and assumes reinvestment of dividends. The historical stock price performance shown below is not indicative of future price performance. Note that this graph and accompanying data is "furnished," not "filed," with the SEC.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN
Among Aviat Networks, Inc., the NASDAQ Composite Index
and the NASDAQ Telecommunications Index



	06/29/18	06/28/19	07/03/20	07/02/21	07/01/22	06/30/23
Aviat Networks, Inc.	$ 100.00	$ 83.69	$ 113.56	$ 389.49	$ 306.54	$ 407.65
NASDAQ Composite	$ 100.00	$ 107.78	$ 138.86	$ 200.58	$ 153.53	$ 191.93
NASDAQ Telecommunications	$ 100.00	$ 120.14	$ 125.46	$ 167.31	$ 133.94	$ 130.07

Item 6. *[Reserved]*

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion and analysis is intended to help the reader understand our results of operations and financial condition during the two-year period ended June 30, 2023 (our fiscal 2023 and 2022). All references herein for the years 2023, 2022 and 2021 represent the fiscal years ended June 30, 2023, July 1, 2022, and July 2, 2021, respectively. Our fiscal year ends on the Friday nearest to June 30. This discussion should be read in conjunction with our consolidated financial statements and the accompanying notes. For a comparison of our results of operations for fiscal 2022 and 2021, see our Annual Report on Form 10-K for the fiscal year ended July 1, 2022, filed with the SEC on September 14, 2022.

Overview

Aviat Networks, Inc. ("Aviat", "we", or the "Company") is a global supplier of microwave networking and access networking solutions, backed by an extensive suite of professional services and support. We sell radios, routers, software and services integral to the functioning of data transport networks. We have more than 3,000 customers and significant relationships with global service providers and private network operators. Our North America manufacturing base consists of a combination of contract manufacturing and assembly and testing operated in Austin, Texas by Aviat. Additionally, we utilize a contract manufacturer based in Asia for much of our international equipment demand. Our technology is underpinned by more than 500 patents. We compete on the basis of total cost of ownership, microwave radio expertise and solutions for mission critical communications. We have a global presence.

While supply chain lead-times were difficult to manage through parts of fiscal 2023 and certain components remain on allocation, we have seen recent improvements in the supply chain environment. The impact that supply chain constraints had on our ability to fulfill orders during fiscal 2023 was minimal. Depending on the progression of factors such as supply allocations, lead-time trends and our ability to perform field services, we could experience constraints and delays in fulfilling customer orders in future periods. We continually monitor, assess and adapt to each situation to mitigate impacts on our business, supply chain and customer demand. We expect the potential for these challenges to continue.

We continue to be impacted by inflationary pressures incurred to overcome supply chain and logistical bottlenecks. We will monitor, assess and adapt to the situation and prepare for implications to our business, supply chain and customer demand. We expect these challenges to continue.

Acquisitions

NEC's Wireless Transport Business

On May 9, 2023, the Company entered into the Purchase Agreement with NEC Corporation. Pursuant to the Purchase Agreement, the Company will purchase certain assets and liabilities from NEC relating to NEC's wireless backhaul business. Initial consideration due at the closing of the NEC Transaction will be comprised of (i) an amount in cash equal to $45.0 million, subject to certain post-closing adjustments, and (ii) the issuance of $25.0 million in Company common stock. Aggregate consideration will be approximately $70.0 million. The Company has obtained permanent financing to fund the cash portion of the NEC Transaction. See Note 7. Credit Facility and Debt for further information.

The Purchase Agreement contains certain customary termination rights, including, among others, (i) the right of the Company or NEC to terminate if all the conditions to closing have not been either waived or satisfied on or before February 9, 2024 and (ii) there is a final non-appealable order of a government entity prohibiting the consummation of the NEC Transaction. The NEC Transaction remains subject to, among other things, regulatory approvals and satisfaction of other customary closing conditions.

The Company expects to complete the NEC Transaction in the fourth quarter of calendar year 2023.

NEC is a leader in wireless backhaul networks with an extensive installed base of their Pasolink series products.

Redline Communications Group Inc.

On July 5, 2022, we acquired Redline Communications Group Inc. ("Redline"), for a purchase price of $20.4 million. Redline is a leading provider of mission-critical data infrastructure. The acquisition of Redline allows Aviat to expand its Private Networks Offering with Private LTE/5G and Unlicensed Wireless Access Solutions, by creating an integrated end-to-end offering for wireless access and transport in the Private Networks segment, leveraging Aviat's sales

channel to address a large dollar Private LTE/5G addressable market and increasing Aviat's reach in mission-critical industrial Private Networks.

Operations Review

The market for mobile backhaul continued to be our primary addressable market segment globally in fiscal 2023. In North America, we supported 5G and long-term evolution ("LTE") deployments of our mobile operator customers, public safety network deployments for state and local governments, and private network implementations for utilities and other customers. In international markets, our business continued to rely on a combination of customers increasing their capacity to handle subscriber growth and the ongoing build-out of some large LTE and 5G deployments. Our position continues to be to support our customers for 5G and LTE readiness and ensure that our technology roadmap is well aligned with evolving market requirements. Our strength in turnkey and after-sale support services is a differentiating factor that wins business for us and enables us to expand our business with existing customers. Additionally, we operate an e-commerce platform that provides low cost services, a simple experience, and fast delivery to mobile operator and private network customers. However, as disclosed in the "Risk Factors" section in Item 1A of this Annual Report on Form 10-K, a number of factors could prevent us from achieving our objectives, including ongoing pricing pressures attributable to competition and macroeconomic conditions in the geographic markets that we serve.

Fiscal 2023 Compared to Fiscal 2022

Revenue

We manage our sales activities primarily on a geographic basis in North America and three international geographic regions: (1) Africa and the Middle East, (2) Europe and (3) Latin America and Asia Pacific. Revenue by region for fiscal 2023 and 2022 and the related changes were as follows:

	Fiscal Year			
(In thousands, except percentages)	2023	2022	$ Change	% Change
North America	$ 202,096	$ 199,801	$ 2,295	1.1 %
Africa and the Middle East	60,416	47,527	12,889	27.1 %
Europe	18,772	12,973	5,799	44.7 %
Latin America and Asia Pacific	65,309	42,658	22,651	53.1 %
Total Revenue	$ 346,593	$ 302,959	$ 43,634	14.4 %

We achieved revenue growth of 14.4% in fiscal 2023 driven by significant international share gains and the contribution from the Redline acquisition.

Revenue in North America increased by $2.3 million, or 1.1%, in fiscal 2023 primarily due to increased tier one revenue, partially offset by lower private network volumes.

Revenue in Africa and the Middle East increased by $12.9 million, or 27.1%, in fiscal 2023 primarily due to increased product sales to mobile and private network operators in the region and the contribution from the Redline acquisition.

Revenue in Europe increased by $5.8 million, or 44.7%, in fiscal 2023 primarily due to higher sales to mobile operators.

Revenue in Latin America and Asia Pacific increased by $22.7 million, or 53.1%, in fiscal 2023 primarily driven by a key customer win in Asia Pacific and increased product sales to mobile operators in Latin America.

(In thousands, except percentages)	Fiscal Year					$ Change		% Change
		2023			2022			
Product sales	$	239,321	$		208,100	$	31,221	15.0 %
Services		107,272			94,859		12,413	13.1 %
Total Revenue	$	346,593	$		302,959	$	43,634	14.4 %

Our revenue from product sales and services increased by 15.0% and 13.1% respectively in fiscal 2023 compared with fiscal 2022. The relatively proportionate increases were driven by the same overall factors of revenue growth discussed previously.

Gross Margin

(In thousands, except percentages)	Fiscal Year					$ Change		% Change
		2023			2022			
Revenue	$	346,593	$		302,959	$	43,634	14.4 %
Cost of revenue		222,422			193,724		28,698	14.8 %
Gross margin	$	124,171	$		109,235	$	14,936	13.7 %
% of revenue		35.8 %			36.1 %			
Product margin %		36.9 %			36.4 %			
Service margin %		33.4 %			35.4 %			

Gross margin for fiscal 2023 increased by $14.9 million, or 13.7%, primarily due to higher volume of private network and mobile operator business as well as the contribution from the Redline acquisition. Gross margin as a percentage of revenue for fiscal 2023 remained flat at 35.8%, primarily due to a higher mix of revenues generated outside of North America where margins are typically lower, offset by the contribution of the Redline acquisition.

Research and Development Expenses

(In thousands, except percentages)	Fiscal Year					$ Change		% Change
		2023			2022			
Research and development expenses	$	24,908	$		22,596	$	2,312	10.2 %
% of revenue		7.2 %			7.5 %			

Our research and development expenses increased by $2.3 million, or 10.2%, in fiscal 2023 compared with fiscal 2022. The increase was primarily attributable to the addition of Redline's research and development program.

Selling and Administrative Expenses

(In thousands, except percentages)	Fiscal Year					$ Change		% Change
		2023			2022			
Selling and administrative expenses	$	69,842	$		57,656	$	12,186	21.1 %
% of revenue		20.2 %			19.0 %			

Our selling and administrative expenses increased by $12.2 million, or 21.1%, in fiscal 2023 primarily due to the Redline acquisition, share-based compensation and merger and acquisition related expenses.

Restructuring Charges

(In thousands, except percentages)	Fiscal Year			
	2023	2022	$ Change	% Change
Restructuring charges	$ 3,012	$ 238	$ 2,774	1,165.5 %
% of revenue	0.9 %	0.1 %		

During fiscal 2023, our Board of Directors approved restructuring plans, primarily associated with the acquisition of Redline and reductions in workforce in our operations outside the United States. The fiscal 2023 plans are expected to be completed through the end of first half of fiscal 2024.

Our successfully executed restructuring initiatives have enabled us to restructure specific groups to optimize skill sets and align structure to execute on strategic deliverables, in addition to aligning cost structure with core of the business.

Other (Expense) Income, Net

(In thousands, except percentages)	Fiscal Year			
	2023	2022	$ Change	% Change
Other (expense) income, net	$ (3,306)	$ 1,690	$ (4,996)	(295.6)%

Our other (expense) income, net changed by $5.0 million, in fiscal 2023 compared with fiscal 2022, primarily due to losses recognized on the sale of marketable securities, higher interest expense and foreign exchange losses.

Income Taxes

(In thousands, except percentages)	Fiscal Year			
	2023	2022	$ Change	% Change
Income before income taxes	$ 23,103	$ 30,435	$ (7,332)	(24.1)%
Provision for income taxes	11,575	9,275	2,300	24.8 %
As % of income before income taxes	50.1 %	30.5 %		

Our provision for income taxes was $11.6 million of expense for fiscal 2023 and $9.3 million of expense for fiscal 2022. Our tax expense for fiscal 2023 was primarily due to tax expense related to U.S. and profitable foreign subsidiaries, including tax expense associated with our acquisition of Redline in July 2022 and subsequent restructuring and integration impact. See Note 12. Acquisitions.

Our tax expense for fiscal 2022 was primarily due to tax expenses related to U.S. and profitable foreign subsidiaries.

Fiscal 2022 Compared to Fiscal 2021

For a comparison of our results of operations for fiscal 2022 and 2021, see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Annual Report on Form 10-K for the fiscal year ended July 1, 2022, filed with the SEC on September 14, 2022.

Liquidity, Capital Resources and Financial Strategies

As of June 30, 2023, our cash and cash equivalents totaled $22.2 million. Approximately $7.5 million, or 33.9%, was held in the United States. The remaining balance of $14.7 million, or 66.1%, was held by entities outside the United States. Of the amount of cash and cash equivalents held by our foreign subsidiaries at June 30, 2023, $13.8 million was held in jurisdictions where our undistributed earnings are indefinitely reinvested, and if repatriated, would be subject to foreign withholding taxes.

Operating Activities

Cash used in or provided by operating activities is presented as net income adjusted for certain non-cash items and changes in operating assets and liabilities. Net cash used in operating activities was $1.6 million for fiscal 2023, compared with $2.8 million provided by operating activities for fiscal 2022. Cash used in operating activities increased by $4.4 million, primarily attributable to net changes in operating assets and liabilities, partially offset by improved net income prior to non-cash adjustments related to share-based compensation expense, depreciation of property, plant and equipment and losses recognized on the sale of marketable securities.

Net changes in operating assets and liabilities resulted in $5.8 million of additional cash used by operating activities for fiscal 2023, primarily attributable to increases in accounts receivable and unbilled costs as a result of the timing of sales and billing activities and cash collections.

Investing Activities

Net cash used in investing activities was $11.9 million for fiscal 2023, compared to $7.8 million for fiscal 2022. The $4.2 million increase is primarily due to the acquisition of Redline and higher capital expenditures, partially offset by proceeds on the sale of marketable securities originally purchased in fiscal 2022.

Financing Activities

Financing cash flows consist primarily of borrowings and repayments under our revolving credit line, repurchase of stock, and proceeds from the exercise of employee stock options. Net cash used in financing activities was $0.7 million for fiscal 2023, compared to $4.9 million in fiscal 2022. The $4.2 million decrease is primarily due to no share repurchases in the current year, partially offset by $0.8 million of payments of deferred financing costs associated with the Credit Facility (as defined below) entered into with Wells Fargo Bank in May 2023.

As of June 30, 2023, our principal sources of liquidity consisted of $22.2 million in cash and cash equivalents, $40.0 million of available credit under our Credit Facility, and future collections of receivables from customers. We regularly require letters of credit from certain customers and, from time to time, these letters of credit are discounted without recourse shortly after shipment occurs to meet immediate liquidity requirements and to reduce our credit and sovereign risk. Historically, our primary sources of liquidity have been cash flows from operations and credit facilities. Additionally, we have an effective shelf registration statement on Form S-3 allowing us to offer and sell, either individually or in combination, in one or more offerings, up to a total dollar amount of $200.0 million of any combination of the securities described in the shelf registration statement or a related prospectus supplement.

We believe that our existing cash and cash equivalents, the available borrowings under our Credit Facility, the availability under our effective shelf registration statement and future cash collections from customers will be sufficient to provide for our anticipated requirements and plans for cash for the next 12 months. In addition, we believe these sources of liquidity will be sufficient to provide for our anticipated requirements and plans for cash beyond the next 12 months.

Available Credit Facility, Borrowings and Repayment of Debt

On May 9, 2023, we entered into a Secured Credit Facility Agreement (the "Credit Facility" or "Credit Agreement") with Wells Fargo Bank, National Association, as administrative agent, swingline lender and issuing lender and Wells Fargo Securities LLC, Citigroup Global Markets Inc., and Regions Capital Markets as lenders. The Credit Facility provides for a $40.0 million revolving credit facility ("the Revolver") and a $50.0 million Delayed Draw Term Loan Facility (the "Term Loan") with a maturity date of May 8, 2028. The $40.0 million revolving credit facility can be borrowed with a $10.0 million sublimit for letters of credit, and a $10.0 million swingline loan sublimit. The Term Loan has a funding date on or prior to the closing date of the previously announced NEC Transaction with the proceeds used to settle the cash portion of the consideration and related expense. See Note 12. Acquisitions for further information.

As of June 30, 2023, available credit under the Revolver was $40.0 million. We borrowed $36.5 million and repaid $36.5 million against the Revolver during fiscal 2023. As of June 30, 2023 there was no borrowing outstanding for either the Revolver or Term Loan.

Outstanding borrowings under the Credit Facility bear interest at either: (a) Adjusted Term Secured Overnight Financing Rate ("SOFR") plus the applicable margin; or (b) the Base Rate plus the applicable margin. The pricing levels for interest rate margins are determined based on the Consolidated Total Leverage Ratio as determined and adjusted quarterly.

The Credit Facility requires the Company and its subsidiaries to maintain a fixed charge coverage ratio to be greater than 1.25 to 1.00 as of the last day of any fiscal quarter of the Company. The Credit Facility also requires that the Company maintain a maximum leverage ratio of 3.00 times EBITDA, with a step-down to 2.75 times EBITDA after four full quarters, and 2.50 times EBITDA after eight full quarters. The Credit Facility contains customary affirmative and negative covenants, including, among others, covenants limiting the ability of the Company and its subsidiaries to dispose of assets, permit a change in control, merge or consolidate, make acquisitions, incur indebtedness, grant liens, make investments, make certain restricted payments, and enter into transactions with affiliates, in each case subject to customary exceptions.

As of June 30, 2023, we were in compliance with all financial covenants contained in the Credit Agreement.

On May 9, 2023, the Company and Silicon Valley Bank ("SVB") terminated the Third Amended and Restated Loan and Security Agreement dated June 29, 2018, and as amended May 17, 2021 (the "SVB Credit Facility"), by and between the Company, as borrower, and SVB, as lender. We borrowed $65.7 million and repaid $65.7 million against the SVB Credit Facility during fiscal 2023. As of June 30, 2023, we had $2.6 million of collateralized cash on deposit with SVB associated with certain commercial commitments.

Restructuring Payments

We had liabilities for restructuring activities totaling $0.6 million as of June 30, 2023, which was classified as current liability and expected to be paid in cash over the next 12 months. We expect to fund these future payments with available cash and cash provided by operations. See Note 8. Restructuring Activities for further information.

Financial Risk Management

In the normal course of doing business, we are exposed to the risks associated with foreign currency exchange rates and changes in interest rates. We employ established policies and procedures governing the use of financial instruments to manage our exposure to such risks.

Exchange Rate Risk

We conduct business globally in numerous currencies and are therefore exposed to foreign currency risks. We use derivative instruments from time to time to reduce the volatility of earnings and cash flows associated with changes in foreign currency exchange rates. We do not hold or issue derivatives for trading purposes or make speculative investments in foreign currencies.

We also enter into foreign exchange forward contracts to mitigate the change in fair value of specific non-functional currency assets and liabilities on the consolidated balance sheets. All balance sheet hedges are marked to market through earnings every period. Changes in the fair value of these derivatives are largely offset by re-measurement of the underlying assets and liabilities. We did not have any foreign exchange forward contracts outstanding as of June 30, 2023.

Net foreign exchange losses recorded in our consolidated statements of operations during fiscal 2023 and 2022 were $1.0 million and $1.1 million, respectively.

Certain of our international business are transacted in non-U.S. dollar currency. As discussed above, we utilize foreign currency hedging instruments to minimize the currency risk of international transactions. The impact of translating the assets and liabilities of foreign operations to U.S. dollars is included as a component of stockholders' equity. As of June 30, 2023 and July 1, 2022, the cumulative translation adjustment decreased our stockholders' equity by $16.0 million and $16.0 million, respectively.

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to our cash equivalents, short-term investments and borrowings under our credit facility.

Exposure on Cash Equivalents and Short-term Investments

We had $22.2 million in total cash and cash equivalents as of June 30, 2023. Cash equivalents and short-term investments totaled $4.4 million as of June 30, 2023 and were comprised of money market funds and certificates of deposit. Cash equivalents and short-term investments have been recorded at fair value on our consolidated balance sheets.

We do not use derivative financial instruments in our short-term investment portfolio. We invest in high-credit quality issues and, by policy, limit the amount of credit exposure to any one issuer and country. The portfolio includes only marketable securities with active secondary or resale markets to ensure portfolio liquidity. The portfolio is also diversified by maturity to ensure that funds are readily available as needed to meet our liquidity needs. This policy reduces the potential need to sell securities to meet liquidity needs and therefore the potential effect of changing market rates on the value of securities sold.

The primary objective of our short-term investment activities is to preserve principal while maximizing yields, without significantly increasing risk. Our cash equivalents and short-term investments earn interest at fixed rates; therefore, changes in interest rates will not generate a gain or loss on these investments unless they are sold prior to maturity. Actual gains and losses due to the sale of our investments prior to maturity have been immaterial. The investments held as of June 30, 2023, had weighted-average days to maturity of 43 days, and an average yield of 4.5% per annum. A 10% change in interest rates on our cash equivalents and short-term investments is not expected to have a material impact on our financial position, results of operations or cash flows.

Exposure on Borrowings

Our borrowings under the current Credit Facility bear interest at either: (a) Adjusted Term SOFR plus the applicable margin; or (b) the Base Rate plus the applicable margin. The pricing levels for interest rate margins are determined based on the Consolidated Total Leverage Ratio as determined and adjusted quarterly.

Our borrowings under the now terminated SVB Credit Facility incurred interest at the prime rate plus a spread of 0.50% to 1.50% with such spread determined based on our adjusted quick ratio.

During fiscal 2023, the weighted-average interest rate under our available credit facilities was 7.6%.

A 10% change in interest rates on the current borrowings or on future borrowings is not expected to have a material impact on our financial position, results of operations or cash flows.

Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with U.S. GAAP. These accounting principles require us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions upon which we rely are reasonable based upon information available to us.

These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the consolidated financial statements as well as the reported amounts of revenues and expenses during the periods presented. To the extent there are material differences between these estimates, judgments or assumptions and actual results, our financial statements will be affected.

The accounting policies that reflect our more significant estimates, judgments and assumptions and which we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

- revenue recognition for estimated costs to complete over-time services;
- inventory valuation and provision for excess and obsolete inventory losses;
- income taxes valuation; and
- business combinations.

In some cases, the accounting treatment of a particular transaction is specifically dictated by U.S. GAAP and does not require management's judgment in its application. There are also areas in which management's judgment in selecting among available alternatives would not produce a materially different result. Our senior management has reviewed these critical accounting policies and related disclosures with the Audit Committee of the Board.

The following is not intended to be a comprehensive list of all of our accounting policies or estimates. Our significant accounting policies are more fully described in "Note 1. The Company and Summary of Significant Accounting Policies" in the notes to consolidated financial statements. In preparing our financial statements and accounting for the underlying transactions and balances, we apply those accounting policies. We consider the estimates discussed below as critical to an understanding of our financial statements because their application places the most significant demands on our judgment, with financial reporting results relying on estimates about the effect of matters that are inherently uncertain.

Besides estimates that meet the "critical" accounting estimate criteria, we make many other accounting estimates in preparing our financial statements and related disclosures. All estimates, whether or not deemed critical, affect reported amounts of assets, liabilities, revenue and expenses as well as disclosures of contingent assets and liabilities. Estimates are based on experience and other information available prior to the issuance of the financial statements. Materially different results can occur as circumstances change and additional information becomes known, including for estimates that we do not deem "critical."

Revenue Recognition

We recognize revenue by applying the following five-step approach: (1) identification of the contract with a customer; (2) identification of the performance obligations in the contract; (3) determination of the transaction price; (4) allocation of the transaction price to the performance obligations in the contract; and (5) recognition of revenue when, or as, we satisfy a performance obligation.

Revenue from services includes certain network planning and design, engineering, installation and commissioning, extended warranty, customer support, consulting, training, and education. Maintenance and support services are generally offered to our customers and recognized over a specified period of time and from sales and subsequent renewals of maintenance and support contracts. The network planning and design, engineering and installation related services noted are recognized based on an over-time recognition model using the cost-input method. Certain judgment is required when estimating total contract costs and progress to completion on the over-time arrangements, as well as whether a loss is expected to be incurred on the contract. The cost estimation process for these contracts is based on the knowledge and experience of the Company's project managers, engineers, and financial professionals. Changes in job performance and job conditions are factors that influence estimates of the total costs to complete those contracts and the Company's revenue recognition. If circumstances arise that change the original estimates of revenues, costs, or extent of progress toward completion, revisions to the estimates are made in a timely manner. These revisions may result in increases or decreases in estimated revenues or costs, and such revisions are reflected in income in the period in which the circumstances that gave rise to the revision become known to us. We perform ongoing profitability analysis of our service contracts accounted for under this method to determine whether the latest estimates of revenues, costs, and profits require updating. In rare circumstances if these estimates indicate that the contract will be unprofitable, the entire estimated loss for the remainder of the contract is recorded immediately.

Inventory Valuation and Provisions for Excess and Obsolete Losses

Our inventories have been valued at the lower of cost or net realizable value. Net realizable value is defined as the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. We balance the need to maintain prudent inventory levels to ensure competitive delivery performance with the risk of excess or obsolete inventory due to changing technology and customer requirements, and new product introductions. The manufacturing of our products is handled primarily by contract manufacturers. Our contract manufacturers procure components and manufacture our products based on our forecast of product demand. We regularly review inventory quantities on hand and record a provision for excess and obsolete inventory based primarily on our estimated forecast of product demand, the stage of the product life cycle, anticipated end of product life and production requirements. Several factors may influence the sale and use of our inventories, including decisions to exit a product line, technological change, new product development and competing product offerings. These factors could result in a change in the amount of obsolete inventory quantities on hand. Additionally, our estimates of future product demand may prove to be inaccurate, in which case the provision required for excess and obsolete inventory may be overstated or understated. In the future, if we determine that our inventory is overvalued, we would be required to recognize such costs in cost of product sales and services in our consolidated statements of operations at the time of such determination. In the case of goods which have been written down below cost at the close of a fiscal quarter, such reduced amount is considered the new lower cost basis for subsequent accounting purposes, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis. We did not make any material changes in the valuation methodology during the past three fiscal years.

Our customer service inventories are stated at the lower of cost or net realizable value. We carry service parts because we generally provide product warranty for 12 to 36 months and earn revenue by providing enhanced and extended warranty and repair service during and beyond this warranty period. Customer service inventories consist of both component parts, which are primarily used to repair defective units, and finished units, which are provided for customer use permanently or on a temporary basis while the defective unit is being repaired. We record adjustments to reduce the carrying value of customer service inventories to their net realizable value. Factors influencing these adjustments include product life cycles, end of service life plans and volume of enhanced or extended warranty service contracts. Estimates of net realizable value involve significant estimates and judgments about the future, and revisions would be required if these factors differ from our estimates.

Income Taxes Valuation

We record the estimated future tax effects of temporary differences between the tax basis of assets and liabilities of amounts reported in our consolidated balance sheets, as well as operating loss and tax credit carryforwards. Certain judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes. Although we believe our reserves are reasonable, no assurance can be given that the final tax outcome of these matters will not be different from that which is reflected in our historical income tax provisions and accruals. We adjust these reserves in light of changing facts and circumstances, such as the opening and closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences may result in an increase or decrease to our tax provision in a subsequent period in which such determination is made.

We record deferred taxes by applying enacted statutory tax rates to the respective jurisdictions and follow specific and detailed guidelines in each tax jurisdiction regarding the recoverability of any tax assets recorded on the consolidated balance sheets and provide necessary valuation allowances as required. Future realization of deferred tax assets ultimately depends on meeting certain criteria in Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 740, Income Taxes ("ASC 740"). One of the major criteria is the existence of sufficient taxable income of the appropriate character (for example, ordinary income or capital gain) within the carry-back or carry-forward periods available under the tax law. We regularly review our deferred tax assets for recoverability based on historical taxable income, projected future taxable income, the expected timing of the reversals of existing temporary differences and tax planning strategies. Our judgments regarding future profitability may change due to many factors, including future market conditions and our ability to successfully execute our business plans and/or tax planning strategies. Should there be a change in our ability to recover our deferred tax assets, our tax provision would increase or decrease in the period in which the assessment is changed.

The accounting estimates related to the liability for uncertain tax position require us to make judgments regarding the sustainability of each uncertain tax position based on its technical merits. It is inherently difficult and subjective to estimate our reserves for the uncertain tax positions. Although we believe our estimates are reasonable, no assurance can be given that the final tax outcome of these matters will be the same as these estimates. These estimates are updated quarterly based on factors such as changes in facts or circumstances, changes in tax law, new audit activity, and effectively settled issues.

Business Combinations

The Company accounts for acquisitions as required by FASB ASC Topic 805, Business Combinations ("ASC 805"). The assets and liabilities of acquired businesses are recorded at their estimated fair values at the date of acquisition. The excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill. Determining the fair value of assets acquired and liabilities assumed requires management's judgment and often involves the use of estimates and assumptions. If our assumptions or estimates in the fair value calculation change based on information that becomes available during the one-year period from the acquisition date, we may record adjustments to the net assets acquired with a corresponding offset to goodwill. Upon the conclusion of the measurement period, any subsequent adjustments are recorded to earnings.

Impact of Recently Issued Accounting Pronouncements

See "Note 1. The Company and Summary of Significant Accounting Policies" in the notes to consolidated financial statements for a full description of recently issued accounting pronouncements, including the respective expected dates of adoption and effects on our consolidated financial position and results of operations.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

In the normal course of doing business, we are exposed to the risks associated with foreign currency exchange rates and changes in interest rates. We employ established policies and procedures governing the use of financial instruments to manage our exposure to such risks. For a discussion of such policies and procedures and the related risks, see "Financial Risk Management" in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations," which is incorporated by reference into this Item 7A.

Item 8. *Financial Statements and Supplementary Data*

Index to Financial Statements

Report of Independent Registered Public Accounting Firm

To the shareholders and the Board of Directors of Aviat Networks, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Aviat Networks, Inc. and subsidiaries (the "Company") as of June 30, 2023, the related consolidated statements of operations, comprehensive income, cash flows, and equity, for the fiscal year ended June 30, 2023, the related notes and the schedule listed in the Index at Item 15 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2023, and the results of its operations and its cash flows for the fiscal year ended June 30, 2023, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of June 30, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 30, 2023 expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition — Service Revenues - Estimated Costs to Complete - Refer to Note 3 to the financial statements

Critical Audit Matter Description

The Company recognizes revenue from two primary sources: products and services. Revenues from services include revenues from network planning and design, engineering and installation-related services and are recognized based on an over-time recognition model using the cost-input method. Judgment is required when estimating total contract costs and progress to completion on the over-time arrangements. The cost estimation process for these contracts is based on the knowledge and experience of the Company's project managers, engineers, and financial professionals. Changes in job performance and job conditions are factors that influence estimates of the total costs to complete those contracts and the Company's revenue recognition.

We identified estimated costs to complete for open over-time revenue contracts at year end as a critical audit matter. The determination of the total estimated cost and progress toward completion requires management to make significant estimates and assumptions. Changes in these estimates or timing of when the costs occur can have a significant impact on the revenue recognized each period. Auditing these elements involved especially challenging and subjective auditor judgment in evaluating the reasonableness of management's assumptions and estimates over the duration of these contracts.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to management's estimates of costs to complete for open over-time revenue contracts used to recognize service revenues included the following, among others:

- We tested the effectiveness of controls related to estimated costs to complete, including controls over management's review of cost estimates.
- We selected a sample of revenue contracts and performed the following:
  - Tested the accuracy and completeness of the costs incurred to date
  - Evaluated the estimates of cost to complete for a sample of open over-time contracts by:
    - Comparing costs incurred to date to the costs management estimated to be incurred to date
    - Evaluating the progress to completion by performing inquiries of project managers and assessing the nature of activities required to complete
    - Comparing management's estimates of gross margin for the selected contracts to the gross margin of similar contracts, when applicable
  - Tested the mathematical accuracy of management's calculation of revenue for the contract
- We developed an expectation of service revenue by creating an independent estimate of gross margin based on historical margin rates and compared it to the recorded service revenue
- We performed a lookback to evaluate management's ability to estimate costs accurately by making a selection of changes in estimates during the year and testing whether the change in estimate was properly supported and recorded within the correct period

/s/ Deloitte & Touche LLP

Austin, Texas
August 30, 2023

We have served as the Company's auditor since fiscal year 2023.

Report of Independent Registered Public Accounting Firm

Stockholders and Board of Directors
Aviat Networks, Inc.
Austin, Texas

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Aviat Networks, Inc. (the "Company") as of July 1, 2022, the related consolidated statements of operations, comprehensive (loss) income, equity, and cash flows for each of the two fiscal years in the period ended July 1, 2022, the related notes and the financial statement schedule - Valuation and Qualifying Accounts (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at July 1, 2022, and the results of its operations and its cash flows for each of the two fiscal years in the period ended July 1, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ BDO USA, LLP

San Jose, California
September 14, 2022

We served as the Company's auditor from 2015 to 2022.

AVIAT NETWORKS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

		Fiscal Year Ended		
(In thousands, except per share amounts)		June 30, 2023	July 1, 2022	July 2, 2021
Revenues:				
Product sales	$	239,321	$ 208,100	$ 185,787
Services		107,272	94,859	89,124
Total revenues		346,593	302,959	274,911
Cost of revenues:				
Product sales		151,008	132,404	113,055
Services		71,414	61,320	59,241
Total cost of revenues		222,422	193,724	172,296
Gross margin		124,171	109,235	102,615
Operating expenses:				
Research and development		24,908	22,596	21,810
Selling and administrative		69,842	57,656	56,324
Restructuring charges		3,012	238	2,271
Total operating expenses		97,762	80,490	80,405
Operating income		26,409	28,745	22,210
Other (expense) income, net		(3,306)	1,690	230
Income before income taxes		23,103	30,435	22,440
Provision for (benefit from) income taxes		11,575	9,275	(87,699)
Net income	$	11,528	$ 21,160	$ 110,139
Net income attributable to Aviat Networks	$	11,528	$ 21,160	$ 110,139
Net income per share:				
Basic	$	1.01	$ 1.89	$ 9.98
Diluted	$	0.97	$ 1.79	$ 9.42
Weighted average shares outstanding:				
Basic		11,358	11,167	11,036
Diluted		11,855	11,820	11,688

See accompanying Notes to Consolidated Financial Statements

AVIAT NETWORKS, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands)	Fiscal Year Ended		
	June 30, 2023	July 1, 2022	July 2, 2021
Net income	$ 11,528	$ 21,160	$ 110,139
Other comprehensive income (loss):			
Net change in cumulative translation adjustment	25	(1,702)	642
Other comprehensive income (loss)	25	(1,702)	642
Comprehensive income	$ 11,553	$ 19,458	$ 110,781

See accompanying Notes to Consolidated Financial Statements

AVIAT NETWORKS, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and par value amounts)	June 30, 2023	July 1, 2022
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 22,242	$ 36,877
Marketable securities	2	10,893
Accounts receivable, net	101,653	73,168
Unbilled receivables	58,588	45,857
Inventories	33,057	27,169
Other current assets	22,162	12,437
Total current assets	237,704	206,401
Property, plant and equipment, net	9,452	8,887
Goodwill	5,112	—
Intangible assets, net	9,046	—
Deferred income taxes	86,650	95,412
Right of use assets	2,554	2,759
Other assets	13,978	10,445
TOTAL ASSETS	$ 364,496	$ 323,904
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts payable	$ 60,141	$ 42,394
Accrued expenses	24,442	26,451
Short-term lease liabilities	610	513
Advance payments and unearned revenue	44,268	33,740
Restructuring liabilities	600	1,381
Total current liabilities	130,061	104,479
Unearned revenue	7,416	8,920
Long-term lease liabilities	2,140	2,412
Other long-term liabilities	314	273
Reserve for uncertain tax positions	3,975	5,504
Deferred income taxes	492	563
Total liabilities	144,398	122,151
Commitments and contingencies (Note 13)		
Equity:		
Preferred stock, $0.01 par value; 50.0 million shares authorized; none issued	—	—
Common stock, $0.01 par value; 300.0 million shares authorized; 11.5 million and 11.2 million shares issued and outstanding as of June 30, 2023 and July 1, 2022, respectively	115	112
Treasury stock 0.2 million and 0.2 million shares as of June 30, 2023 and July 1, 2022, respectively	(6,147)	(6,147)
Additional paid-in-capital	830,048	823,259
Accumulated deficit	(587,914)	(599,442)
Accumulated other comprehensive loss	(16,004)	(16,029)
Total equity	220,098	201,753
TOTAL LIABILITIES AND EQUITY	$ 364,496	$ 323,904

See accompanying Notes to Consolidated Financial Statements

AVIAT NETWORKS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)		Fiscal Year Ended				
		June 30, 2023		July 1, 2022		July 2, 2021
Operating Activities						
Net income	$	11,528	$	21,160	$	110,139
Adjustments to reconcile net income to net cash (used in) provided by operating activities:						
Depreciation of property, plant and equipment		5,475		4,463		5,383
Amortization of intangible assets		704		—		—
Provision for (recovery from) uncollectible receivables		467		(23)		171
Share-based compensation		6,720		3,834		2,921
Deferred income taxes		9,442		8,004		(90,599)
Charges for inventory and customer service inventory write-downs		2,138		1,735		1,452
Noncash lease expense		639		1,057		(342)
Net loss (gain) on marketable securities		1,734		(2,614)		—
Other non-cash operating activities, net		67		(55)		6
Changes in operating assets and liabilities:						
Accounts receivable		(25,496)		(25,719)		(4,232)
Unbilled receivables		(13,816)		(8,725)		(8,579)
Inventories		(4,521)		(3,901)		(11,091)
Accounts payable		16,040		10,503		580
Accrued expenses		(4,306)		876		1,767
Advance payments and unearned revenue		6,254		1,713		10,560
Income taxes payable or receivable		710		(1,620)		159
Other assets and liabilities		(15,423)		(7,899)		(997)
Net cash (used in) provided by operating activities		(1,644)		2,789		17,298
Investing Activities						
Payments for acquisition of property, plant and equipment		(5,335)		(1,792)		(2,847)
Purchases of marketable securities		—		(8,279)		—
Proceeds from sale of marketable securities		9,157		—		—
Proceeds from sale of asset held for sale		—		2,284		—
Acquisition, net of cash acquired and purchases of intangible assets		(15,769)		—		—
Net cash used in investing activities		(11,947)		(7,787)		(2,847)
Financing Activities						
Proceeds from borrowings		102,200		—		—
Repayments of borrowings		(102,200)		—		(9,000)
Payments of deferred financing costs		(753)		—		—
Payments for repurchase of common stock - treasury shares		—		(5,362)		(787)
Payments for taxes related to net settlement of equity awards		(1,198)		(541)		(167)
Proceeds from issuance of common stock under employee stock plans and exercises of stock options		1,270		1,029		1,906
Net cash used in financing activities		(681)		(4,874)		(8,048)
Effect of exchange rate changes on cash, cash equivalents, and restricted cash		(311)		(1,222)		(77)
Net (decrease) increase in cash, cash equivalents, and restricted cash		(14,583)		(11,094)		6,326

Cash, cash equivalents, and restricted cash, beginning of year		37,104		48,198		41,872
Cash, cash equivalents, and restricted cash, end of year	$	22,521	$	37,104	$	48,198

	Fiscal Year Ended					
(In thousands)	**June 30, 2023**		**July 1, 2022**		**July 2, 2021**	
Non-cash investing activities:						
Unpaid property, plant and equipment	$	168	$	95	$	228
Supplemental disclosures of cash flow information:						
Cash paid for interest	$	880	$	—	$	4
Cash paid (received) for income taxes, net	$	1,613	$	1,241	$	(2,119)

See accompanying Notes to Consolidated Financial Statements

AVIAT NETWORKS, INC.

CONSOLIDATED STATEMENTS OF EQUITY

(In thousands)	Common Stock Shares	$ Amount	Treasury Stock Shares	$ Amount	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders' Equity
Balance as of July 3, 2020	**10,801**	**$ 108**	**—**	**$ —**	**$ 814,283**	**$ (730,741)**	**$ (14,969)**	**$ 68,681**
Net income	—	—	—	—	—	110,139	—	110,139
Other comprehensive (loss) income	—	—	—	—	—	—	642	642
Issuance of common stock under employee stock plans	394	4	—	—	1,902	—	—	1,906
Shares withheld for taxes related to vesting of equity awards	(13)	—	—	—	(167)	—	—	(167)
Stock repurchase	(28)	—	20	(787)	—	—	—	(787)
Share-based compensation	—	—	—	—	2,921	—	—	2,921
Balance as of July 2, 2021	**11,154**	**112**	**20**	**(787)**	**818,939**	**(620,602)**	**(14,327)**	**183,335**
Net income	—	—	—	—	—	21,160	—	21,160
Other comprehensive (loss) income	—	—	—	—	—	—	(1,702)	(1,702)
Issuance of common stock under employee stock plans	198	2	—	—	1,029	—	—	1,031
Shares withheld for taxes related to vesting of equity awards	(16)	—	—	—	(543)	—	—	(543)
Stock repurchase	(175)	(2)	175	(5,360)	—	—	—	(5,362)
Share-based compensation	—	—	—	—	3,834	—	—	3,834
Balance as of July 1, 2022	**11,161**	**112**	**195**	**(6,147)**	**823,259**	**(599,442)**	**(16,029)**	**201,753**
Net income	—	—	—	—	—	11,528	—	11,528
Other comprehensive (loss) income	—	—	—	—	—	—	25	25
Issuance of common stock under employee stock plans	396	3	—	—	1,267	—	—	1,270
Shares withheld for taxes related to vesting of equity awards	(39)	—	—	—	(1,198)	—	—	(1,198)
Stock repurchase	—	—	—	—	—	—	—	—
Share-based compensation	—	—	—	—	6,720	—	—	6,720
Balance as of June 30, 2023	**11,518**	**$ 115**	**195**	**$ (6,147)**	**$ 830,048**	**$ (587,914)**	**$ (16,004)**	**$ 220,098**

See accompanying Notes to Consolidated Financial Statements

AVIAT NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. The Company and Summary of Significant Accounting Policies

The Company

Aviat Networks, Inc. ("Aviat," the "Company," "we," "us," and "our") designs, manufactures, and sells a range of wireless networking and access networking solutions and services to mobile and fixed telephone service providers, private network operators, government agencies, transportation and utility companies, public safety agencies and broadcast system operators across the globe. Our products include broadband wireless access base stations and customer premises equipment for fixed and mobile, point-to-point digital microwave radio systems for access, backhaul, trunking and license-exempt applications, supporting new network deployments, network expansion, and capacity upgrades.

Aviat was incorporated in Delaware in 2006 to combine the businesses of Harris Corporation's Microwave Communications Division ("MCD") and Stratex Networks, Inc. ("Stratex"). On January 28, 2010, we changed our corporate name from Harris Stratex Networks, Inc. to Aviat Networks, Inc. to more effectively reflect our business and communicate our brand identity to customers. Additionally, the change of our corporate name was to comply with the termination of the Harris Corporation ("Harris") trademark licensing agreement resulting from the spin-off by Harris of its interest in our stock to its stockholders in May 2009.

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned and majority owned subsidiaries. All intercompany transactions and accounts have been eliminated. Certain amounts in the financial statements have been reclassified for comparative purposes to conform to the current period financial statement presentation.

Our fiscal year includes 52 or 53 weeks and ends on the Friday nearest June 30. This was June 30, 2023 for fiscal 2023, July 1, 2022 for fiscal 2022 and July 2, 2021 for fiscal 2021. Fiscal 2023, 2022 and 2021 includes 52 weeks. In these notes to consolidated financial statements, we refer to our fiscal years as "fiscal 2023", "fiscal 2022" and "fiscal 2021."

Stock Split

On April 7, 2021 we effected a two-for-one stock split in the form of a stock dividend to shareholders of record as of April 1, 2021. Common stock, Additional paid-in-capital, per share and equity award amounts for all periods presented have been retrospectively reclassified to reflect the two-for-one stock split in the form of a stock dividend.

Use of Estimates

The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") requires us to make estimates, assumptions and judgments affecting the amounts reported and related disclosures. Estimates are based upon historical factors, current circumstances and the experience and judgment of our management. We evaluate our estimates and assumptions on an ongoing basis and may employ outside experts to assist us in making these evaluations. Changes in such estimates, based on more accurate information, or different assumptions or conditions, may affect amounts reported in future periods. Such estimates affect significant items, including revenue recognition, provision for uncollectible receivables, inventory valuation, goodwill and identified intangible assets in business combinations, valuation allowances for deferred tax assets and uncertainties in income taxes. The actual results that we experience may differ materially from our estimates.

Cash, Cash Equivalents and Restricted Cash

We consider all highly liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents. Cash equivalents are carried at amortized cost, which approximates fair value due to the short-term nature of these investments. Investments with an original maturity of greater than three months are accounted for as short-term investments and are classified as such at the time of purchase.

We hold cash and cash equivalents at several major financial institutions, which often significantly exceed Federal Deposit Insurance Corporation insured limits. However, a substantial portion of the cash equivalents is invested in prime money market funds which are backed by the securities in the fund.

As of June 30, 2023 and July 1, 2022, all of our high-quality marketable securities were invested in prime money market funds.

Cash and cash equivalents that are restricted as to withdrawal or usage under the terms of contractual agreements are recorded as restricted cash. Our restricted cash is included in other assets on our consolidated balance sheets and represents the cash balance on our disability insurance voluntary plan account that cannot be used by us for any operating purposes other than to pay benefits to the insured employees. See Note 5. Balance Sheet Components for further information.

Significant Concentrations

We typically invoice our customers for the sales order (or contract) value of the related products delivered at various milestones, including order receipt, shipment, installation and acceptance and for services when rendered. Our trade receivables are derived from sales to customers located in North America, Africa, Europe, the Middle East, Asia-Pacific and Latin America.

Accounts receivable is presented net of allowance for estimated uncollectible accounts to reflect any loss anticipated on the collection of accounts receivable balances. We calculate the allowance based on our history of write-offs, level of past due accounts and the economic status of the customers. The fair value of our accounts receivable approximates their net realizable value.

We regularly require letters of credit from certain customers and, from time to time, we discount these letters of credit issued by customers through various financial institutions. The discounting of letters of credit depends on many factors, including the willingness of financial institutions to discount the letters of credit and the cost of such arrangements. Under these arrangements, collection risk is fully transferred to the financial institutions. We record the financing charges on discounting these letters of credit as interest expense.

During fiscal 2023 and 2021, no customer accounted for more than 10% of our total revenue. During fiscal 2022 there was one customer that accounted for 13% of our total revenue. As of June 30, 2023 and July 1, 2022, a group of related entities accounted for approximately 14% and 17%, respectively, of our accounts receivable.

Financial instruments that potentially subject us to a concentration of credit risk consist principally of cash equivalents, marketable securities, trade accounts receivable and financial instruments used in foreign currency hedging activities. We invest our excess cash primarily in prime money market funds and certificates of deposit. We are exposed to credit risks related to such instruments in the event of default or decrease in credit-worthiness of the issuers of the investments. Risks associated with cash and cash equivalents, and investments are mitigated by banking with, and investing in, creditworthy institutions.

We perform ongoing credit evaluations of our customers and generally do not require collateral on accounts receivable, as the majority of our customers are large, well-established companies. However, in certain circumstances, we may require letters of credit, additional guarantees or advance payments. We maintain allowances for collection losses, but historically have not experienced any significant losses related to any particular geographic area. Our customers are primarily in the telecommunications industry, so our accounts receivable are concentrated within one industry and exposed to concentrations of credit risk within that industry. Accounts receivable are written off when attempts to collect outstanding amounts have been exhausted or there are other indicators that the amounts are no longer collectible.

We rely on third parties to manufacture our products and we purchase raw materials from third-party vendors. In addition, we purchase certain strategic component inventory which is consigned to our third-party manufacturers. Other components included in our products are sourced from various suppliers and are principally industry standard parts and components that are available from multiple vendors. The inability of a contract manufacturer or supplier to fulfill our supply requirements or changes in their financial or business condition could disrupt our ability to supply quality products to our customers, and thereby may have a material adverse effect on our business and operating results.

Inventories

Inventories are valued at the lower of cost or net realizable value. Net realizable value is defined as the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. Cost is determined using standard cost, which approximates actual cost on a weighted-average first-in-first-out basis. We regularly review inventory quantities on hand and record adjustments to reduce the cost of inventory for excess and obsolete inventory based primarily on our estimated forecast of product demand and production requirements. Inventory adjustments are measured as the difference between the cost of the inventory and net realizable value based upon assumptions about future demand and charged to the provision for inventory, which is a component of cost of sales. At the point of the loss recognition, a new, lower-cost basis for that inventory is established, and any subsequent improvements in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

We carry customer service related inventories such as service parts because we generally provide product warranty for 12 to 36 months and earn revenue by providing enhanced and extended warranty and repair service during and beyond this warranty period. Customer service related inventories consist of both component parts, which are primarily used to repair defective units, and finished units, which are provided for customer use permanently or on a temporary basis while the defective unit is being repaired. We record adjustments to reduce the carrying value of customer service inventories to their net realizable value. Factors influencing these adjustments include product life cycles, end of service life plans and volume of enhanced or extended warranty service contracts. Estimates of net realizable value involve significant estimates and judgments about the future, and revisions would be required if these factors differ from our estimates. See Note 5. Balance Sheet Components for further information.

Property, Plant and Equipment

Property, plant and equipment are stated on the basis of cost less accumulated depreciation. We capitalize costs of software, consulting services, hardware and other related costs incurred to purchase or develop internal-use software. We expense costs incurred during preliminary project assessment, re-engineering, training and application maintenance.

Depreciation is calculated using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are depreciated on the straight-line method over the shorter of the remaining lease term or the estimated useful life of the improvements. The useful lives of the assets are generally as follows:

Buildings	40 years
Leasehold improvements	2 to 10 years
Software	3 to 5 years
Machinery and equipment	2 to 5 years

Expenditures for maintenance and repairs are charged to expense as incurred and are included in cost of revenues and selling and administrative expenses on our consolidated statements of operations. Cost and accumulated depreciation of assets sold or retired are removed from the respective property accounts, and any gain or loss is reflected in the consolidated statements of operations.

Business Combinations

The Company accounts for acquisitions as required by Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 805, Business Combinations ("ASC 805"). The assets and liabilities of acquired businesses are recorded at their estimated fair values at the date of acquisition. The excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill. Determining the fair value of assets acquired and liabilities assumed requires management's judgment and often involves the use of estimates and assumptions. If our assumptions or estimates in the fair value calculation change based on information that becomes available during the one-year period from the acquisition date, we may record adjustments to the net assets acquired with a corresponding offset to goodwill. Upon the conclusion of the measurement period, any subsequent adjustments are recorded to earnings.

Goodwill

The Company accounts for goodwill as required by FASB ASC Topic 350, Intangibles - Goodwill and Other ("ASC 350"). We test goodwill for impairment on an annual basis and when events occur that may suggest that the fair value of such assets cannot support the carrying value. ASC 350 gives an entity the option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the quantitative impairment test is unnecessary. However, if an entity concludes otherwise, then the quantitative impairment test shall be used to identify the impairment and measure the amount of an impairment loss to be recognized (if applicable).

As of June 30, 2023, we had recorded goodwill in the amount of $5.1 million, related to the Redline acquisition completed in the first quarter of fiscal 2023. We did not have any recorded goodwill as of July 1, 2022. We test our goodwill for impairment on an annual basis on the first day of our fourth fiscal quarter. We have determined that we have one reporting unit. We performed a qualitative assessment in fiscal 2023. This assessment considered changes in our projected future cash flows and discount rates, recent market transactions and overall macroeconomic conditions. Based on this assessment, we concluded that it was more likely than not that the estimated fair value of our reporting unit was higher than its carrying value and that the performance of a quantitative impairment test was not required. See Note 10. Segment and Geographic Information and Note 12. Acquisitions for further information.

Valuation of Long-Lived Assets

The Company periodically reviews the carrying value of its long-lived assets, including finite-lived intangibles, and property, plant and equipment, whenever events or changes in circumstances indicate that the carrying value may not be recoverable or that the assigned useful lives may not longer be appropriate. Impairment is considered to exist if the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the assets. If impairment exists, the impairment loss is measured and recorded based on discounted estimated future cash flows. In estimating future cash flows, assets are grouped at the lowest levels for which there are identifiable cash flows that are largely independent of cash flows from other asset groups. Our estimate of future cash flows is based upon, among other things, certain assumptions about expected future operating performance, growth rates and other factors. The actual cash flows realized from these assets may vary significantly from our estimates. There were no impairment losses recorded for fiscal 2023, 2022 or 2021.

The Company amortizes the cost of finite-lived intangible assets on a straight-line basis over their estimated useful lives, which approximates the pattern of economic benefit.

The useful lives of the finite-lived purchased intangible assets are as follows:

	Years
Patents	10
Customer relationships	14
Trade names	16

Warranties

On product sales, we provide for future warranty costs upon product delivery. The specific terms and conditions of those warranties vary depending upon the product sold and the country in which we do business. In the case of products sold by us, our warranties generally start from the delivery date and continue for one to three years, depending on the terms.

Many of our products are manufactured to customer specifications and their acceptance is based on meeting those specifications. Factors that affect our warranty liabilities include the number of product units subject to warranty protection, historical experience and management's judgment regarding anticipated rates of warranty claims and cost per claim. We assess the adequacy of our recorded warranty liabilities every quarter and make adjustments to the liabilities as necessary. See Note 5. Balance Sheet Components for further information.

Leases

We lease facilities under non-cancelable operating lease agreements. These leases have varying terms that range from one to 20 years and contain leasehold improvement incentives, rent holidays and escalation clauses. In addition, some of these leases have renewal options for up to 3 years.

We determine if an arrangement contains a lease at inception. These operating leases are included in right of use assets (ROU assets) on our June 30, 2023 consolidated balance sheets and represent our right to use the underlying asset for the lease term. Our obligation to make lease payments are included in short-term lease liabilities and long-term lease liabilities on our June 30, 2023 consolidated balance sheets. We have not entered into any financing leases during fiscal 2023.

Operating lease ROU assets and lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As most of our leases do not provide an implicit rate, we used the incremental borrowing rate based on the remaining lease term at commencement date in determining the present value of future payments. The operating lease ROU assets also include any lease payments made and exclude lease incentives and initial direct costs incurred. Variable lease payments are expensed as incurred and are not included within the ROU asset and lease liability calculation. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term. Certain of our lease arrangements include non-lease components and we account for non-lease components together with lease components for all such lease arrangements.

Leases with an initial term of 12 months or less are not recorded on our consolidated balance sheets. We recognize lease expense for these leases on a straight-line basis over the lease term.

Foreign Currency Translation

The functional currency of our subsidiaries located in the United Kingdom, Singapore, Mexico, Algeria, Lebanon and New Zealand is the United States ("U.S.") dollar. Determination of the functional currency is dependent upon the economic environment in which an entity operates as well as the customers and suppliers the entity conducts business with. Changes in facts and circumstances may occur which could lead to a change in the functional currency of that entity. Accordingly, all non-functional currency denominated monetary assets and liabilities of these subsidiaries are re-measured into U.S. dollars at the current exchange rate as of the applicable balance sheet date. Non-monetary assets and liabilities are measured at historical rates.

Our other international subsidiaries use their respective local currency as their functional currency. Assets and liabilities of these subsidiaries are translated at the current exchange rates in effect at the balance sheet date, and income and expense accounts are translated at average exchange rates during the period. The resulting translation adjustments are included in accumulated other comprehensive loss.

Gains and losses resulting from foreign exchange transactions and re-measurement of monetary assets and liabilities in non-functional currencies are included in other (expense) income, net in the accompanying consolidated statements of operations, based on the nature of the transactions. Net foreign exchange (losses) gains recorded in our consolidated statements of operations during fiscal 2023, 2022 and 2021 were $(1.0) million, $(1.1) million, and $(1.0) million, respectively.

Retirement Benefits

As of June 30, 2023, we provided retirement benefits to substantially all employees primarily through our defined contribution retirement plans. These plans have matching and savings elements. Contributions by us to these retirement plans are based on profits and employees' savings with no other funding requirements. Contributions to retirement plans are expensed as incurred. Retirement plan expense amounted to $2.1 million, $1.9 million and $1.8 million in fiscal 2023, 2022 and 2021, respectively. Retirement plan expenses are included in cost of revenues, research and development, and selling and administrative expenses on our consolidated statements of operations.

Revenue Recognition

We recognize revenue by applying the following five-step approach: (1) identification of the contract with a customer; (2) identification of the performance obligations in the contract; (3) determination of the transaction price; (4) allocation of the transaction price to the performance obligations in the contract; and (5) recognition of revenue when, or as, we satisfy a performance obligation. See Note 3. Revenue Recognition for further information.

Cost of Product Sales and Services

Cost of sales consists primarily of materials, labor and overhead costs incurred internally and amounts incurred for contract manufacturers to produce our products, personnel and other implementation costs incurred to install our products and train customer personnel, and customer service and third party original equipment manufacturer costs to provide continuing support to our customers.

Shipping and handling costs are included as a component of costs of product sales in our consolidated statements of operations because they are also included in revenue that we bill our customers.

Advertising Costs

We expense all advertising costs as incurred. Advertising costs were immaterial during fiscal 2023, 2022 and 2021.

Presentation of Transactional Taxes Collected from Customers and Remitted to Government Authorities

We present transactional taxes such as sales and use tax collected from customers and remitted to governmental authorities on a net basis.

Research and Development Costs

Our research and development costs, which include costs in connection with new product development, improvement of existing products, process improvement, and product use technologies, are generally charged to operations in the period in which they are incurred. For certain software projects under development, we capitalize the development costs during the period between determining technological feasibility of the product and commercial release and are included in Other assets on the consolidated balance sheet. We amortize the capitalized development cost upon commercial release, generally over three years. To date, the amount of development costs capitalized and amount amortized have not been material.

Share-Based Compensation

The Company has a share-based compensation plan which includes non-qualified stock options, restricted stock units and performance share awards. We estimate the grant date fair value of our share-based awards and amortize the fair value over the requisite service period or vesting term. To estimate the fair value of our stock option awards, we use the Black-Scholes option pricing model. The determination of the fair value of stock option awards on the date of grant is affected by our stock price as well as assumptions regarding a number variables. These variables include our expected stock price volatility over the expected term of the awards, actual and projected employee stock option exercise behaviors, the risk-free interest rate and expected dividend yield. Due to the inherent limitations of option valuation models, including consideration of future events that are unpredictable and the estimation process utilized in determining the valuation of the share-based awards, the ultimate value realized by our employees may vary significantly from the amounts expensed in our financial statements. For restricted stock awards and units, we measure the grant date fair value based upon the market price of our common stock on the date of the grant. The fair value of each performance share award with market conditions is estimated using a Monte-Carlo simulation model on the date of the grant. We account for forfeitures as they occur.

We generally recognize compensation cost for share-based payment awards on a straight-line basis over the requisite service period. For an award that has a graded vesting schedule, compensation expense is recognized on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards. The amount of compensation cost recognized at any date must at least equal the portion of the grant-date value of the award that is vested at that date.

For awards with a performance condition vesting feature, we recognize share-based compensation costs for the performance awards and units when achievement of the performance conditions is considered probable. Any previously recognized compensation cost would be reversed if the performance condition is not satisfied or if it is not probable that the performance conditions will be achieved. For awards with a market condition vesting feature, we recognize share-based compensation costs over the period the requisite service is rendered, regardless of when, if ever, the market condition is satisfied.

Restructuring Charges

Our restructuring charges represent expenses incurred in connection with certain cost reduction programs that we have implemented, and consisted of the costs of employee termination costs, lease and other contract termination charges and other costs of exiting activities or geographies. A liability for costs associated with an exit or disposal activity is measured at its fair value when the liability is incurred. Expenses for one-time termination benefits are recognized at the date we notify the employee, unless the employee must provide future service, in which case the benefits are expensed ratably over the future service period. We recognize severance benefits provided as part of an ongoing benefit arrangement when the payment is probable, and the amounts can be reasonably estimated. Liabilities related to termination of an operating lease or contract are measured and recognized at fair value when the contract does not have any future economic benefit to the entity and the fair value of the liability is determined based on the present value of the remaining lease obligations, adjusted for the effects of deferred items recognized under the lease, and reduced by estimated sublease rentals that could be reasonably obtained for the property. The assumptions in determining such estimates include anticipated timing of sublease rentals and estimates of sublease rental receipts and related costs based on market conditions. We expense all other costs related to an exit or disposal activity as incurred.

Income Taxes and Related Uncertainties

We account for income taxes under the asset and liability method. Deferred tax assets and liabilities are determined based on the estimated future tax effects of temporary differences between the financial statement and tax basis of assets and liabilities, as measured by tax rates at which temporary differences are expected to reverse as well as operating loss and tax credit carry forwards. Deferred tax expense (benefit) is the result of changes in deferred tax assets and liabilities. A valuation allowance is established to offset any deferred tax assets if, based upon the available information, it is more likely than not that some or all of the deferred tax assets will not be realized.

We are required to compute our income taxes in each federal, state, and foreign jurisdiction in which we operate. This process requires that we estimate the current tax exposure as well as assess temporary differences between the accounting and tax treatment of assets and liabilities, including items such as accruals and allowances not currently deductible for tax purposes as well as operating loss and tax credit carry forwards. The income tax effects of the differences we identify are classified as current or long-term deferred tax assets and liabilities in our consolidated balance sheets. Our judgments, assumptions, and estimates relative to the current provision for income taxes take into account current tax laws, our interpretation of current tax laws, and possible outcomes of current and future audits conducted by foreign and domestic tax authorities. Changes in tax laws or our interpretation of tax laws and the resolution of current and future tax audits could significantly impact the amounts provided for income taxes in our consolidated balance sheets and consolidated statements of operations. We must also assess the likelihood that deferred tax assets will be realized from future taxable income and, based on this assessment, establish a valuation allowance, if required. Our determination of our valuation allowance is based upon a number of assumptions, judgments, and estimates, including forecasted earnings, future taxable income, and the relative proportions of revenue and income before taxes in the various domestic and international jurisdictions in which we operate. To the extent we establish a valuation allowance or change the valuation allowance in a period, we reflect the change with a corresponding increase or decrease to our tax provision in our consolidated statements of operations.

We use a two-step process to determine the amount of tax benefit to be recognized for uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step requires us to estimate and measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement. It is inherently difficult and subjective to estimate such amounts, as this requires us to determine the probability of various possible outcomes. We reevaluate these uncertain tax positions on a quarterly basis. This evaluation is based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, effectively settled issues under audit, and new audit activity. Such a change in recognition or measurement would result in the recognition of a tax benefit or an additional charge to the tax provision in the period.

Accounting Standards Adopted

In June 2016, the FASB issued Accounting Standard Update ("ASU") 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (ASU 2016-13) and also issued subsequent amendments to the initial guidance: ASU 2018-19, ASU 2019-04, ASU 2019-05 and ASU 2022-02 (collectively, "Topic 326"). Topic 326 requires measurement and recognition of expected credit losses for financial assets held. Topic 326 became effective for our first quarter of fiscal 2023. The adoption had no material impact on the Company's consolidated financial statements.

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which requires entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. ASU 2021-08 became effective for our first quarter of fiscal 2023. The adoption had no material impact on the Company's consolidated financial statements.

Accounting Standards Not Yet Adopted

The Company considers the applicability and impact of all ASUs issued by the FASB. The Company determined at this time that all other ASUs issued but not yet adopted are either not applicable or are expected to have a minimal impact on its financial position and results of operations.

Note 2. Net Income per Share of Common Stock

Net income per share is computed by dividing net income attributable to us by the weighted average number of shares of our outstanding common stock.

The following table presents the computation of basic and diluted net income per share attributable to our common stockholders:

	Fiscal Year		
(In thousands, except per share amounts)	2023	2022	2021
Numerator:			
Net income	$ 11,528	$ 21,160	$ 110,139
Denominator:			
Weighted average shares outstanding, basic	11,358	11,167	11,036
Effect of potentially dilutive equivalent shares	497	653	652
Weighted average shares outstanding, diluted	11,855	11,820	11,688
Net income per share:			
Basic	$ 1.01	$ 1.89	$ 9.98
Diluted	$ 0.97	$ 1.79	$ 9.42

The following table summarizes the weighted-average equity awards that were excluded from the diluted net income per share calculations since they were anti-dilutive:

	Fiscal Year		
(In thousands)	2023	2022	2021
Stock options	194	114	8
Restricted stock units and performance stock units	21	72	4
Total shares of common stock excluded	215	186	12

Note 3. Revenue Recognition

We recognize revenue by applying the following five-step approach: (1) identification of the contract with a customer; (2) identification of the performance obligations in the contract; (3) determination of the transaction price; (4) allocation of the transaction price to the performance obligations in the contract; and (5) recognition of revenue when, or as, we satisfy a performance obligation.

Contracts and customer purchase orders are used to determine the existence of an arrangement.

Many of the Company's arrangements with customers contain multiple performance obligations and therefore promises to provide multiple goods and services. The Company evaluates each promised good and service in a contract to determine whether it represents a distinct performance obligation or should be accounted for as a combined performance obligation. For goods and services determined to be distinct we have concluded that they provide a benefit to the customer either on their own or together with other resources that are readily available to the customer, without having the need for significant integration or customization.

Revenue from product sales, recognized at a point-in-time, is generated predominately from the sales of products manufactured by third-party manufacturers to whom we have outsourced our manufacturing processes. Printed circuit assemblies, mechanical housings, and packaged modules are manufactured by contract manufacturing partners, with periodic business reviews of material levels and obsolescence. Product assembly, product testing, complete system integration, and system testing may either be performed within our own facilities or at the locations of our third-party manufacturers.

Revenue from services includes certain network planning and design, engineering, installation and commissioning ("field services"), extended warranty, hosted software-as-a-service ("SaaS"), customer support, consulting, training, and education. Maintenance and support services are generally offered to our customers and recognized over a specified period of time and from sales and subsequent renewals of maintenance and support contracts. The network planning and design, engineering and installation related services noted are recognized based on an over-time recognition model using the cost-input method. Certain judgment is required when estimating total contract costs and progress to completion on the over-time arrangements, as well as whether a loss is expected to be incurred on the contract. The cost estimation process for these contracts is based on the knowledge and experience of the Company's project managers, engineers, and financial professionals. Changes in job performance and job conditions are factors that influence estimates of the total costs to complete those contracts and the Company's revenue recognition. If circumstances arise that change the original estimates of revenues, costs, or extent of progress toward completion, revisions to the estimates are made in a timely manner. These revisions may result in increases or decreases in estimated revenues or costs, and such revisions are reflected in income in the period in which the circumstances that gave rise to the revision become known to us. We perform ongoing profitability analysis of our service contracts accounted for under this method to determine whether the latest estimates of revenues, costs, and profits require updating. In rare circumstances if these estimates indicate that the contract will be unprofitable, the entire estimated loss for the remainder of the contract is recorded immediately. We establish billing terms at the time project deliverables and milestones are agreed. Revenues recognized in excess of the amounts invoiced to clients are classified as unbilled receivables and if invoicing is ahead of revenue recognized it is classified as an unearned liability on the consolidated balance sheets.

In addition, shipping documents and customer acceptances, when applicable, are used to verify delivery and transfer of control. We typically satisfy our performance obligations upon shipment or delivery of product depending on the contractual terms. Payment terms to customers generally range from net 30 to 120 days from invoice, which are considered to be standard payment terms. Revenue recognition does not necessarily follow payment terms as there are a number of scenarios where they would be different. Recognition follows contractual terms and those vary depending on the nature of the performance obligation being satisfied. These timing differences result in contract assets and liabilities as discussed below. We assess our ability to collect from our customers based primarily on the creditworthiness and past payment history of the customer.

While our customers do not have the right of return, we reserve for estimated product returns as an offset to revenue based primarily on historical trends. Actual product returns may be different than what was estimated. These factors and unanticipated changes in economic and industry condition could make actual results differ from our return estimates.

We present transactional taxes such as sales and use tax collected from customers and remitted to government authorities on a net basis.

Bill-and-Hold Sales

Certain customer arrangements consist of bill-and-hold characteristics under which control has been transferred to the customer, while we retain physical possession of the product. We evaluate bill-and-hold arrangement criteria to determine when the customer has obtained control. Once control has been obtained by the customer, they can direct or determine the use of the bill-and-hold inventory while we retain physical possession of the product until it is installed at a customer site at a point in time in the future.

Termination Rights

The contract term is determined on the basis of the period over which the parties to the contract have present enforceable rights and obligations. Certain customer contracts include a termination for convenience clause that allows the customer to terminate services without penalty, upon advance notification. We concluded that the duration of support contracts does not extend beyond the non-cancellable portion of the contract.

Variable Consideration

The consideration associated with customer contracts is generally fixed. Variable consideration includes discounts, rebates, refunds, credits, incentives, penalties, or other similar items. The amount of consideration that can vary is not a substantial portion of total consideration.

Variable consideration estimates are re-assessed at each reporting period until a final outcome is determined. The changes to the original transaction price due to a change in estimated variable consideration are applied on a retrospective basis, with the adjustment recorded in the period in which the change occurs. Changes to variable consideration are tracked and material changes disclosed.

Stand-alone Selling Price

Stand-alone selling price is the price at which an entity would sell a good or service on a stand-alone (or separate) basis at contract inception. Under the model, the observable price of a good or service sold separately provides the best evidence of stand-alone selling price. However, in certain situations, stand-alone selling prices will not be readily observable and the entity must estimate the stand-alone selling price.

When allocating on a relative stand-alone selling price basis, any discount provided in the contract is allocated proportionately to all of the performance obligations in the contract.

The majority of products and services that we offer have readily observable selling prices. For products and services that do not, we estimate stand-alone selling price using the market assessment approach based on expected selling price and adjust those prices as necessary to reflect our costs and margins. As part of our stand-alone selling price policy, we review product pricing on a periodic basis to identify any significant changes and revise our expected selling price assumptions as appropriate.

Shipping and Handling

Shipping and handling costs are included as a component of costs of product sales in our consolidated statements of operations because they are also included in revenue that we bill our customers.

Costs to Obtain a Contract

We have assessed the treatment of costs to obtain or fulfill a contract with a customer. We capitalize sales commissions related to multi-year service contracts, and amortize the asset over the period of benefit, which is the estimated service period. Sales commissions paid on contract renewals, including service contract renewals, is commensurate with the sales commissions paid on the initial contracts. The capitalized sales commissions are included in other current assets and other assets on the consolidated balance sheets. We have not identified any impairments during the periods presented.

We elected the practical expedient to expense sales commissions as incurred when the amortization period of the related asset is one year or less. These costs are recorded as selling and administrative expense and included in our consolidated balance sheet as accrued expenses until paid. Our amortization expense was not material for the fiscal years ended June 30, 2023, July 1, 2022 and July 2, 2021.

Contract Balances, Performance Obligations, and Backlog

The following table provides information about receivables and liabilities from contracts with customers (in thousands):

	June 30, 2023	July 1, 2022
Contract Assets		
Accounts receivable, net	$ 101,653	$ 73
Unbilled receivables	$ 58,588	$ 45
Capitalized commissions	$ 3,492	$ 2
Contract Liabilities		
Advance payments and unearned revenue	$ 44,268	$ 33
Unearned revenue, long-term	$ 7,416	$ 8

Significant changes in contract balances may arise as a result of recognition over time for services, transfer of control for equipment, and periodic payments (both in arrears and in advance). The contract balances have continued to grow as we continue to execute on large North American over time projects and International projects that carry notably longer payment terms.

From time to time, we may experience unforeseen events that could result in a change to the scope or price associated with an arrangement. We would update the transaction price and measure of progress for the performance obligation and recognize the change as a cumulative catch-up to revenue. Because of the nature and type of contracts we engage in, the timeframe to completion and satisfaction of current and future performance obligations can shift; however, this will have no impact on our future obligation to bill and collect.

As of June 30, 2023, we had $51.7 million in advance payments and unearned revenue and long-term unearned revenue, of which approximately 72% is expected to be recognized as revenue in fiscal 2024 and the remainder thereafter. During fiscal 2023 and 2022, we recognized approximately $47.2 million and $23.3 million respectively, that was included in advance payments and unearned revenue at the beginning of each reporting period.

Remaining Performance Obligations

We elect the practical consideration to exclude performance obligations that relate to contracts with original expected durations of one year or less. As our product purchase orders are generally delivered within one year or less and our maintenance and support service contracts can be terminated without substantive termination penalties resulting in contracts with less than one year of duration, these performance obligations have been excluded from the remaining performance obligation amounts. The aggregate amount of transaction price allocated to the remaining unsatisfied performance obligations (or partially unsatisfied) was approximately $151.8 million at June 30, 2023 relating to our long-term field service projects. Of this amount, we expect to recognize approximately 70% as revenue during fiscal 2024, with the remaining amount to be recognized as revenue beyond 12 months.

Note 4. Leases

As of June 30, 2023, total ROU assets were approximately $2.6 million, and short-term lease liabilities and long-term lease liabilities were approximately $0.6 million and $2.1 million, respectively. Cash paid for lease liabilities was $0.9 million for fiscal 2023. As of July 1, 2022, total ROU assets were approximately $2.8 million, and short-term lease liabilities and long-term lease liabilities were approximately $0.5 million and $2.4 million, respectively. Cash paid for lease liabilities was $0.7 million for fiscal 2022.

The following summarizes our lease costs, lease term and discount rate for fiscal 2023 and 2022 (in thousands):

	Fiscal			
	2023		2022	
Operating lease costs	$	1,288	$	1,061
Short-term lease costs		1,999		2,252
Variable lease costs		107		171
Total lease costs	$	3,394	$	3,484

Other information related to our operating leases for fiscal 2023 and 2022 (in thousands, except for weighted average):

	Fiscal			
	2023		2022	
Weighted average remaining lease term		6.9 years		7.9 years
Weighted average discount rate		5.8 %		5.6 %
Operating lease assets obtained in exchange for operating lease liabilities	$	95	$	104

Rental expense for operating leases, including rentals on a month-to-month basis was $3.4 million, $3.6 million, and $3.3 million for fiscal 2023, 2022 and 2021, respectively.

As of June 30, 2023, our future minimum lease payments under all non-cancelable operating leases with an initial term in excess of one year were as follows (in thousands):

Fiscal years		Amount
2024	$	837
2025		634
2026		490
2027		169
2028		175
Thereafter		1,211
Total lease payments		3,516
Less: interest		(766)
Present value of lease liabilities	$	2,750

Note 5. Balance Sheet Components

Cash, Cash Equivalents, and Restricted Cash

The following table provides a summary of cash, cash equivalents, and restricted cash reported within the consolidated balance sheets that reconciles to the corresponding amount in the consolidated statements of cash flows:

(In thousands)		June 30, 2023		July 1, 2022
Cash and cash equivalents	$	22,242	$	36,877
Restricted cash included in other assets		279		227
Total cash, cash equivalents, and restricted cash	$	22,521	$	37,104

Cash and cash equivalents includes $2.6 million of collateralized cash for certain commercial commitments as of June 30, 2023.

Accounts Receivable, net

Our net accounts receivable are summarized below:

(In thousands)		June 30, 2023		July 1, 2022
Accounts receivable	$	102,372	$	74,102
Less: allowances for collection losses		(719)		(934)
Total accounts receivable, net	$	101,653	$	73,168

Inventories

Our inventories are summarized below:

(In thousands)		June 30, 2023		July 1, 2022
Finished products	$	18,502	$	14,916
Raw materials and supplies		12,794		10,478
Customer service inventories	$	1,761	$	1,775
Total inventories	$	33,057	$	27,169
Consigned inventories included within raw materials	$	11,224	$	9,796

During fiscal 2023, 2022 and 2021, we recorded charges to adjust our inventories due to excess and obsolete inventory resulting from lower sales forecasts, product transitioning or discontinuance. Such charges incurred during fiscal 2023, 2022 and 2021 were classified in cost of product sales as follows:

(In thousands)	Fiscal Year					
	2023		**2022**		**2021**	
Excess and obsolete inventory charges	$	1,109	$	647	$	544
Customer service inventory write-downs		1,029		1,088		908
Total charges	$	2,138	$	1,735	$	1,452

Other Current Assets

Our other current assets are summarized below:

(In thousands)	**June 30, 2023**		**July 1, 2022**	
Contract manufacturing assets	$	6,487	$	1,621
Prepaids and other current assets		15,675		10,816
Total other current assets	$	22,162	$	12,437

Property, Plant and Equipment, net

Our property, plant and equipment, net is summarized below:

(In thousands)	**June 30, 2023**		**July 1, 2022**	
Land	$	210	$	210
Buildings and leasehold improvements		5,889		5,796
Software		16,989		21,368
Machinery and equipment		47,150		49,584
		70,238		76,958
Less accumulated depreciation		(60,786)		(68,071)
Total property, plant and equipment, net	$	9,452	$	8,887

Included in the total plant, property and equipment above were $0.4 million and $1.2 million of assets in progress which have not been placed in service as of June 30, 2023 and July 1, 2022, respectively. Depreciation expense related to property, plant and equipment was $5.5 million, $4.5 million and $5.4 million in fiscal 2023, 2022 and 2021, respectively.

Accrued Expenses

Our accrued expenses are summarized below:

(In thousands)	**June 30, 2023**		**July 1, 2022**	
Compensation and benefits	$	10,368	$	11,625
Taxes		4,553		5,286
Professional fees		2,104		944
Warranties		2,100		2,913
Commissions		1,453		1,864
Other		3,864		3,819
Total accrued expenses	$	24,442	$	26,451

We accrue for the estimated cost to repair or replace products under warranty. Changes in our accrued warranty liability, were as follows:

	Fiscal Year		
(In thousands)	2023	2022	2021
Balance as of the beginning of the fiscal year	$ 2,913	$ 3,228	$ 3,196
Warranty provision recorded during the period	768	1,328	1,679
Acquisition	55	—	—
Consumption during the period	(1,636)	(1,643)	(1,647)
Balance as of the end of the fiscal year	$ 2,100	$ 2,913	$ 3,228

Advance payments and Unearned Revenue

Our advance payments and unearned revenue are summarized below:

(In thousands)	June 30, 2023	July 1, 2022
Advance payments	$ 1,607	$ 1,870
Unearned revenue	42,661	31,870
	$ 44,268	$ 33,740

Note 6. Fair Value Measurements of Assets and Liabilities

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in the principal market (or most advantageous market, in the absence of a principal market) for the asset or liability in an orderly transaction between market participants as of the measurement date. We maximize the use of observable inputs and minimize the use of unobservable inputs in measuring fair value and establish a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. The three levels of inputs used to measure fair value are as follows:

- Level 1 — Observable inputs such as quoted prices in active markets for identical assets or liabilities;
- Level 2 — Observable market-based inputs or observable inputs that are corroborated by market data; and
- Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The carrying amounts, estimated fair values and valuation input levels of our assets and liabilities that are measured at fair value on a recurring basis as of June 30, 2023 and July 1, 2022 were as follows:

	June 30, 2023		July 1, 2022		Valuation
(In thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Inputs
Assets:					
Cash and cash equivalents:					
Money market funds	$ 571	$ 571	$ 5,367	$ 5,367	Level 1
Bank certificates of deposit	$ 3,793	$ 3,793	$ 3,682	$ 3,682	Level 2
Marketable securities	$ 2	$ 2	$ 10,893	$ 10,893	Level 1
Liabilities:					
Other accrued expenses:					
Foreign exchange forward contracts	$ —	$ —	$ 114	$ 114	Level 2

We classify items within Level 1 if quoted prices are available in active markets. Our Level 1 items mainly are marketable securities and money market funds purchased from major financial institutions. Our marketable securities are included in current assets on our balance sheet as they are available to be converted into cash to fund current operations. These marketable securities are publicly traded stock measured at fair value and classified within Level 1. As of June 30, 2023, these money market funds were valued at $1.00 net asset value per share by these financial institutions.

We classify items in Level 2 if the observable inputs to quoted market prices, benchmark yields, reported trades, broker/dealer quotes or alternative pricing sources are available with reasonable levels of price transparency. Our bank certificates of deposit and foreign exchange forward contracts are classified within Level 2. The carrying value of bank certificates of deposit approximates their fair value. Foreign currency forward contracts are measured at fair value using observable foreign currency exchange rates. We did not have any foreign currency forward contracts outstanding as of June 30, 2023. We did not have any recurring assets or liabilities that were valued using significant unobservable inputs.

Our policy is to recognize asset or liability transfers among Level 1, Level 2 and Level 3 as of the actual date of the events or change in circumstances that caused the transfer. During fiscal 2023 and 2022, we had no transfers between levels of the fair value hierarchy of our assets or liabilities measured at fair value.

Note 7. Credit Facility and Debt

On May 9, 2023, we entered into a Secured Credit Facility Agreement (the "Credit Facility" or "Credit Agreement") with Wells Fargo Bank, National Association, as administrative agent, swingline lender and issuing lender and Wells Fargo Securities LLC, Citigroup Global Markets Inc., and Regions Capital Markets as lenders. The Credit Facility provides for a $40.0 million revolving credit facility (the "Revolver") and a $50.0 million Delayed Draw Term Loan Facility (the "Term Loan") with a maturity date of May 8, 2028. The $40.0 million Revolver can be borrowed with a $10.0 million sublimit for letters of credit, and a $10.0 million swingline loan sublimit. The Term Loan has a funding date on or prior to the closing date of the previously announced NEC Transaction with the proceeds used to settle the cash portion of the consideration and related expense. See Note 12. Acquisitions for further information.

As of June 30, 2023, available credit under the Revolver was $40.0 million. Available credit under the Term Loan was $50.0 million. We borrowed $36.5 million and repaid $36.5 million against the Revolver during fiscal 2023. As of June 30, 2023 there was no borrowing outstanding for either the Revolver or Term Loan. Deferred financing costs of $0.8 million were paid in association with entering into the Credit Facility.

Outstanding borrowings under the Credit Facility bear interest at either: (a) Adjusted Term Secured Overnight Financing Rate ("SOFR") plus the applicable margin; or (b) the Base Rate plus the applicable margin. The pricing levels for interest rate margins are determined based on the Consolidated Total Leverage Ratio as determined and adjusted quarterly.

The Credit Facility requires the Company and its subsidiaries to maintain a fixed charge coverage ratio to be greater than 1.25 to 1.00 as of the last day of any fiscal quarter of the Company. The Credit Facility also requires that the Company maintain a maximum leverage ratio of 3.00 times EBITDA, with a step-down to 2.75 times EBITDA after four full quarters, and 2.50 times EBITDA after eight full quarters. The Credit Facility contains customary affirmative and negative covenants, including, among others, covenants limiting the ability of the Company and its subsidiaries to dispose of assets, permit a change in control, merge or consolidate, make acquisitions, incur indebtedness, grant liens, make investments, make certain restricted payments, and enter into transactions with affiliates, in each case subject to customary exceptions.

As of June 30, 2023, we were in compliance with all financial covenants contained in the Credit Agreement.

On May 9, 2023, the Company and Silicon Valley Bank ("SVB") terminated the Third Amended and Restated Loan and Security Agreement dated June 29, 2018, and as amended May 17, 2021 (the "SVB Credit Facility"), by and between the Company, as borrower, and SVB, as lender. We borrowed $65.7 million and repaid $65.7 million against the SVB Credit Facility during fiscal 2023. As of June 30, 2023, we had $2.6 million of collateralized cash on deposit with SVB associated with certain commercial commitments.

During fiscal 2023, the weighted-average interest rate under our available credit facilities was 7.6%.

Note 8. Restructuring Activities

The following table summarizes our restructuring related activities during fiscal 2023, 2022 and 2021:

| (In thousands) | Employee Severance and Benefits | | Facilities and Other | | |
	Fiscal 2023 Plans	Prior Years Plans	Prior Years Plans	Total	
Balance as of July 3, 2020	$ —	$ 2,502	$ 236	$ 2,738	
Charges, net	—	2,271	—	2,271	
Cash payments	—	(2,291)	—	(2,291)	
Foreign currency translation (gain) loss	—	7	12	19	
Balance as of July 2, 2021	—	2,489	248	2,737	
Charges (reversals), net	—	474	(236)	238	
Cash payments	—	(1,559)	—	(1,559)	
Foreign currency translation (gain) loss	—	(23)	(12)	(35)	
Balance as of July 1, 2022	—	1,381	—	1,381	
Charges, net	2,947	—	—	2,947	
Cash payments	(2,347)	(1,381)	—	(3,728)	
Balance as of June 30, 2023	$ 600	$ —	$ —	$ 600	

As of June 30, 2023, the accrued restructuring balance of $0.6 million was in restructuring liabilities on the consolidated balance sheets. Included in the above were positions identified for termination that have not been executed from a restructuring perspective.

Fiscal 2023 Plans

During fiscal 2023, our Board of Directors approved restructuring plans, primarily associated with the acquisition of Redline and reductions in workforce in our operations outside the United States. The fiscal 2023 plans are expected to be completed through the end of first half of fiscal 2024.

Prior Years' Plans

Activities under the prior years' plans primarily included reductions in workforce across the Company, primarily in our operations outside the United States. Payments related to the accrued restructuring balance for these plans are complete.

Note 9. Stockholders' Equity

Stock Repurchase Program

During the second quarter of fiscal 2022 we completed the $7.5 million stock repurchase program approved by our Board of Directors in May 2018. This repurchase program was temporarily suspended from February 2020 to February 2021. In November 2021, our Board of Directors approved a stock repurchase program to purchase up to $10.0 million of our common stock. During fiscal 2023 we did not repurchase any shares of our common stock. In fiscal 2022 and 2021 we repurchased $5.4 million and $0.8 million, respectively. As of June 30, 2023, $7.3 million remained available for repurchase.

The following table summarizes the repurchase of our common stock:

(In thousands, except share and per-share amounts)	Shares	Weighted-Average Price Paid per Share	Aggregate purch price
Fiscal 2023 Treasury Shares	—	$ —	$
Fiscal 2022 Treasury Shares	175,356	$ 30.57	$ 5
Fiscal 2021 Treasury Shares	19,587	$ 40.16	$

Starting in February 2021, repurchased shares were recorded as treasury stock and we do not anticipate retiring them. Treasury stock did not participate in the two-for-one stock split in the form of a stock dividend paid on April 7, 2021. All repurchased shares prior to February 2021 were retired and reflected the two-for-one stock split.

Stock Incentive Programs

Stock Equity Plan

As of June 30, 2023, we had one stock incentive plan for our employees and non-employee directors, the 2018 Incentive Plan (the "2018 Plan"). The 2018 Plan was approved by the Company's stockholders in March 2018. An increase of 1,250,000 shares available to grant to employees and non-employee directors was approved at the Annual Meeting of Stockholders in November 2021. The 2018 Plan replaced the 2007 Plan as our primary long-term incentive program ("LTIP"). The 2007 Plan was discontinued following stockholder approval of the 2018 Plan, but the outstanding awards under the 2007 Plan will continue to remain in effect in accordance with their terms; provided that, as shares are returned under the 2007 Plan upon cancellation, termination or otherwise of awards outstanding under the 2007 Plan, such shares will be available for grant under the 2018 Plan. The 2018 Plan provides for the issuance of share-based awards in the form of stock options, stock appreciation rights, restricted stock awards and units, and performance share awards and units.

Under the 2018 Plan, option exercise prices are equal to the fair market value of our common stock on the date the options are granted using our closing stock price. After vesting, options generally may be exercised within seven years after the date of grant.

Restricted stock units are not transferable until vested and the restrictions lapse upon the achievement of continued employment or service over a specified time period. Restricted stock units issued to employees generally vest three years from the date of grant (three-year cliff or annually over three years). Restricted stock units issued to non-executive board members annually generally vest on the day before the annual stockholders' meeting.

Vesting of performance share awards and units is subject to the achievement of predetermined financial performance and share price criteria, and continued employment through the end of the applicable period.

We issue new shares of our common stock to our employees upon the exercise of stock options, vesting of restricted stock awards and units or vesting of performance share awards and units. All awards that are canceled prior to vesting or expire unexercised are returned to the approved pool of reserved shares and made available for future grants under the 2018 Plan. Shares of our common stock remaining available for future issuance under the 2018 Plan totaled 1,822,810 as of June 30, 2023.

On March 3, 2020, our Board of Directors authorized and declared a dividend distribution of one right (a "Right") for each outstanding share of our common stock, par value $0.01 per share, to our stockholders of record as of the close of business on March 3, 2020, (the "Record Date"). Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Participating Preferred Stock, par value $0.01 per share (the "Preferred Shares"), of the Company at an exercise price of $35.00 per one one-thousandth of a Preferred Share, subject to adjustment. Until the rights become exercisable, they will not be evidenced by separate certificates and will trade automatically with shares of the Company's common stock. The Rights have a de minimis fair value. The complete terms of the Rights are set forth in the Amended and Restated Tax Benefit Preservation Plan (the "Plan"), dated as of August 27, 2020, and amended as of February 28, 2023, between the Company and Computershare Inc., as rights agent. By adopting the Plan, we are helping to preserve the value of certain deferred tax benefits, including those generated by net operating losses (collectively, the "Tax Benefits"), which could be lost in the event of an "ownership change" as defined under Section 382 Code. The amended Plan will be submitted to the Company's stockholders for ratification at the Company's 2023 annual meeting (the "Annual Meeting"), which extends the final expiration date of the Plan until March 3, 2026.

Also, on September 6, 2016, our Board of Directors adopted certain amendments to our Amended and Restated Certificate of Incorporation, as amended (the "Charter Amendments") The Charter Amendments are designed to preserve the Tax Benefits by restricting certain transfers of our common stock.

Employee Stock Purchase Plan

Under the Employee Stock Purchase Plan ("ESPP"), employees are entitled to purchase shares of our common stock at a 5% discount from the fair market value at the end of a three-month purchase period. We issued 1,254 shares under the ESPP during fiscal 2023. The ESPP was terminated at the end of calendar year 2022 and the remaining shares reserved for future issuance expired.

Share-Based Compensation

The following table presents the compensation expense for share-based awards included in our consolidated statements of operations for fiscal 2023, 2022 and 2021:

		Fiscal Year				
(In thousands)		2023		2022		2021
By Expense Category:						
Cost of product sales and services	$	627	$	440	$	372
Research and development		514		246		250
Selling and administrative		5,579		3,148		2,299
Total share-based compensation expense	$	6,720	$	3,834	$	2,921
By Types of Award:						
Options	$	1,394	$	582	$	757
Restricted stock awards and units		3,565		1,482		857
Performance share awards and units		1,761		1,770		1,307
Total share-based compensation expense	$	6,720	$	3,834	$	2,921

The following table summarizes the unamortized compensation expense and the remaining years over which such expense would be expected to be recognized, on a weighted-average basis, by type of award:

		June 30, 2023	
	Unamortized Expense		Weighted-Average Remaining Recogniti Period
	(In thousands)		(Years)
Options	$	1,637	1.38
Restricted stock awards and units	$	5,426	1.38
Performance share awards and units	$	2,096	0.98

Stock Options

A summary of the combined stock option activity under our equity plans during fiscal 2023 is as follows:

	Shares	Weighted-Average Exercise Price-		Weighted-Average Remaining Contractual Life	Aggregate Intrinsic Value	
				(Years)	(In thousands)	
Options outstanding as of July 1, 2022	469,716	$	15.15	4.68	$	5,599
Granted	110,945	$	32.10			
Exercised	(148,674)	$	8.31			
Forfeited	(16,705)	$	22.97			
Expired	(1,190)	$	35.97			
Options outstanding as of June 30, 2023	414,092	$	21.77	4.65	$	4,911
Options vested and expected to vest as of June 30, 2023	414,092	$	21.77	4.65	$	4,911
Options exercisable as of June 30, 2023	188,254	$	14.41	3.78	$	3,607

The aggregate intrinsic value represents the total pre-tax intrinsic value or the aggregate difference between the closing price of our common stock on June 30, 2023 of $33.37, and the exercise price for in-the-money options that would have been received by the optionees if all options had been exercised on June 30, 2023.

Additional information related to our stock options is summarized below:

(In thousands)	Fiscal Year		
	2023	2022	2021
Intrinsic value of options exercised	$ 3,725	$ 1,624	$ 2,208
Fair value of options vested	$ 1,142	$ 608	$ 484

The fair value of each option grant under our 2018 Plan was estimated using the Black-Scholes option pricing model on the date of grant. A summary of the significant weighted-average assumptions we used in the Black-Scholes valuation model is as follows:

	Fiscal Year		
	2023	2022	2021
Expected dividends	— %	— %	— %
Expected volatility	62.9 %	61.9 %	48.5 %
Risk-free interest rate	3.5 %	0.4 %	0.2 %
Expected term (in years)	3.0	3.0	3.0

The following summarizes all of our stock options outstanding and exercisable as of June 30, 2023:

	Options Outstanding			Options Exercisable	
Actual Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
		(Years)			
$7.23 — $35.97	414,092	4.65	$ 21.77	188,254	$ 14.41

Restricted Stock Awards and Units

A summary of the status of our restricted stock as of June 30, 2023 and changes during fiscal 2023 is as follows:

	Shares	Weighted-Average Grant Date Fair Value
Restricted stock outstanding as of July 1, 2022	383,257	$ 25.59
Granted	74,827	$ 31.67
Vested and released	(146,226)	$ 22.92
Forfeited	(38,407)	$ 29.32
Restricted stock outstanding as of June 30, 2023	273,451	$ 28.16

The fair value of each restricted stock grant is based on the closing price of our common stock on the date of grant. The total grant date fair value of restricted stock that vested during fiscal 2023, 2022 and 2021 was $3.4 million, $0.5 million and $0.5 million, respectively.

Performance Share Awards and Units

A summary of the status of our performance shares as of June 30, 2023 and changes during fiscal 2023 is as follows:

	Shares	Weighted-Average Grant Date Fair Value
Performance shares outstanding as of July 1, 2022	225,103	$ 16.69
Granted	66,649	30.01
Vested and released	(99,348)	9.56
Forfeited	(12,350)	21.71
Performance shares outstanding as of June 30, 2023	180,054	$ 25.20

The fair value of performance shares was estimated using the Monte-Carlo simulation model. A summary of the significant weighted-average assumptions is as follows:

	Fiscal Year	
	2023	2022
Expected dividends	—	—
Expected volatility	63.7 %	62.2% - 60.0%
Risk-free interest rate	3.5 %	0.45% - 0.37%
Weighted-average grant date fair value per share granted	$32.10	$35.56 - $31.38

The total grant date fair value of performance share units that vested during fiscal 2023, 2022 and 2021 was $1.0 million, $0.4 million and $0.4 million, respectively.

Note 10. Segment and Geographic Information

We operate in one reportable business segment: the design, manufacturing and sale of a range of wireless networking products, solutions and services. We conduct business globally and our sales and support activities are managed on a geographic basis. Our Chief Executive Officer is the Chief Operating Decision Maker (the "CODM"). Our CODM manages our business primarily by function globally and reviews financial information on a consolidated basis, accompanied by disaggregated information about revenues by geographic region, for purposes of allocating resources and evaluating financial performance. The profitability of our geographic regions is not a determining factor in allocating resources and the CODM does not evaluate profitability below the level of the consolidated company.

We report revenue by region and country based on the location where our customers accept delivery of our products and services. Revenue by region for 2023, 2022 and 2021 were as follows:

	Fiscal Year		
(In thousands)	2023	2022	2021
North America	$ 202,096	$ 199,801	$ 183,071
Africa and Middle East	60,416	47,527	44,023
Europe	18,772	12,973	8,826
Latin America and Asia Pacific	65,309	42,658	38,991
Total Revenue	$ 346,593	$ 302,959	$ 274,911

Revenue by country comprising more than 10% of our total revenue for fiscal 2023, 2022 and 2021 was as follows:

(In thousands, except percentages)	Revenue	% of Total Revenue
Fiscal 2023		
United States	$ 198,435	57.3 %
Fiscal 2022		
United States	$ 198,824	65.6 %
Fiscal 2021		
United States	$ 181,842	66.1 %

Our long-lived assets, consisting primarily of net property, plant and equipment, by geographic areas based on the physical location of the assets as of June 30, 2023 and July 1, 2022 were as follows:

(In thousands)	June 30, 2023		July 1, 2022	
New Zealand	$	3,619	$	5,149
United States		5,048		2,972
Other countries		785		766
Total	$	9,452	$	8,887

Note 11. Income Taxes

Income (loss) before provision for (benefit from) income taxes during fiscal 2023, 2022 and 2021 consisted of the following:

	Fiscal Year					
(In thousands)	2023		2022		2021	
United States	$	20,531	$	31,923	$	26,325
Foreign		2,572		(1,488)		(3,885)
Total income before income taxes	$	23,103	$	30,435	$	22,440

Provision for (benefit from) income taxes for fiscal 2023, 2022 and 2021 were summarized as follows:

	Fiscal Year					
(In thousands)	2023		2022		2021	
Current provision (benefit):						
Federal	$	—	$	15	$	(60)
Foreign		1,493		1,234		2,128
State and local		637		333		221
		2,130		1,582		2,289
Deferred provision (benefit):						
Federal		8,826		6,348		(75,587)
Foreign		(522)		161		983
State and local		1,141		1,184		(15,384)
		9,445		7,693		(89,988)
Total provision for (benefit from) income taxes	$	11,575	$	9,275	$	(87,699)

The provision for (benefit from) income taxes differed from the amount computed by applying the federal statutory rate of 21%, to our income before provision for (benefit from) income taxes as follows:

(In thousands)	Fiscal Year					
	2023		2022		2021	
Tax provision at statutory rate	$	4,852	$	6,344	$	4,713
Valuation allowances		239		220		(95,796)
Permanent differences		19		7		(346)
Foreign income inclusions		397		—		—
Effect of flow-through entities		409		58		101
Transaction costs		746		235		—
State and local taxes, net of U.S. federal tax benefit		1,034		1,534		1,436
Foreign income taxed at rates different than the U.S. statutory rate		218		439		209
Executive compensation limitation		663		439		—
Share-based compensation		(728)		(580)		(482)
Tax credit - generated and expired		(140)		113		108
Foreign withholding taxes		88		267		1,184
Brazil withholding tax receivable		—		—		72
Change in uncertain tax positions		406		644		102
Return-to-provision/Deferred true-up adjustments		359		(269)		—
Acquisition restructuring and integration		3,022		—		—
Other		(9)		(176)		1,000
Total provision for (benefit from) income taxes	$	11,575	$	9,275	$	(87,699)

Our provision for (benefit from) income taxes was $11.6 million of expense for fiscal 2023, $9.3 million of expense fiscal 2022 and $87.7 million of benefit for fiscal 2021. Our tax expense for fiscal 2023 was primarily due to tax expense related to U.S. and profitable foreign subsidiaries, including tax expense associated with our acquisition of Redline in July 2022 and subsequent restructuring and integration impact. See Note 12. Acquisitions.

Our tax expense for fiscal 2022 was primarily due to tax expenses related to U.S. and profitable foreign subsidiaries.

The components of deferred tax assets and liabilities were as follows:

(In thousands)	June 30, 2023		July 1, 2022	
Deferred tax assets:				
Inventory	$	4,363	$	4,065
Accruals and reserves		1,848		3,248
Bad debts		125		157
Amortization		86		2,274
Share-based compensation		858		807
Deferred revenue		3,678		1,913
Unrealized exchange gain/loss		3,229		374
Other		144		2,888
Capitalized research expenses		5,119		—
Tax credit carryforwards		4,274		4,926
Tax loss carryforwards		100,791		114,048
Total deferred tax assets before valuation allowance		124,515		134,700
Valuation allowance		(37,032)		(37,529)
Total deferred tax assets		87,483		97,171
Deferred tax liabilities:				
Branch undistributed earnings reserve		90		176
Depreciation		520		948
Right of use assets		488		548
Other		227		650
Total deferred tax liabilities		1,325		2,322
Net deferred tax assets	$	86,158	$	94,849
As reported on the consolidated balance sheets				
Deferred income tax assets	$	86,650	$	95,412
Deferred income tax liabilities		492		563
Total net deferred income tax assets	$	86,158	$	94,849

Our valuation allowance related to deferred income taxes, as reflected in our consolidated balance sheets, was $37.0 million as of June 30, 2023 and $37.5 million as of July 1, 2022. The change in valuation allowance for the fiscal years ended June 30, 2023 and July 1, 2022 was an decrease of $0.5 million and an increase of $0.1 million, respectively.

The decrease in the valuation allowance in fiscal 2023 was primarily due to the release of certain U.S. federal, state, and foreign valuation allowances, partially offset by losses in tax jurisdictions in which we cannot recognize tax benefits. The increase in the valuation allowance in fiscal 2022 was primarily due to losses in tax jurisdictions in which we cannot recognize tax benefits, partially offset by the release of certain U.S. federal, state, and foreign valuation allowances. As of June 30, 2023, we continue to maintain a valuation allowance of $1.2 million on certain U.S. federal and state deferred tax assets that we believe is not more likely than not to be realized in future periods.

Tax loss and credit carryforwards as of June 30, 2023 have expiration dates ranging between one year and no expiration in certain instances. The amounts of U.S. federal tax loss carryforwards as of June 30, 2023 was $303.5 million and begin to expire in fiscal 2024. The amount of U.S. federal and state tax credit carryforwards as of June 30, 2023 was $6.9 million, and certain credits begin to expire in fiscal 2024. The amount of foreign tax loss carryforwards as of June 30, 2023 was $186.0 million and certain losses begin to expire in fiscal 2024. The amount of foreign tax credit carryforwards as of June 30, 2023 was $3.1 million, and certain credits will begin to expire in fiscal 2026.

We use the flow-through method to account for investment tax credits generated on eligible scientific research and development expenditures. Under this method, the investment tax credits are recognized as a benefit to income tax in the year they are generated.

United States income taxes have not been provided on basis differences in foreign subsidiaries of $2.8 million as of June 30, 2023 because of our intention to reinvest these earnings indefinitely. Additionally, no foreign withholding taxes, federal or state taxes have been provided if these unremitted earnings of the Company's foreign subsidiaries were distributed, as such amounts are considered permanently reinvested.

It is not practicable to estimate the additional income taxes, including applicable foreign withholding taxes, that would be due upon the repatriation of these earnings.

As of June 30, 2023, we had unrecognized tax benefits of $16.1 million for various federal, foreign, and state income tax matters. Unrecognized tax benefits decreased by $1.6 million during fiscal 2023. Our total unrecognized tax benefits that, if recognized, would affect our effective tax rate was $8.1 million as of June 30, 2023. These unrecognized tax benefits are presented on the accompanying consolidated balance sheets net of the tax effects of net operating loss carryforwards.

We account for interest and penalties related to unrecognized tax benefits as part of our provision for income taxes. The interest accrued was $0.7 million as of June 30, 2023. As of June 30, 2023, an immaterial amount of penalties have been accrued.

Our unrecognized tax benefit activity for fiscal 2023, 2022 and 2021 was as follows:

(In thousands)	Amount
Unrecognized tax benefit as of July 3, 2020	$ 18,047
Additions for tax positions in prior periods	184
Additions for tax positions in current periods	869
Decreases for tax positions in prior periods	(1,788)
Decreases related to change of foreign exchange rate	(57)
Unrecognized tax benefit as of July 2, 2021	17,255
Additions for tax positions in prior periods	54
Additions for tax positions in current periods	704
Decreases for tax positions in prior periods	(104)
Decreases related to change of foreign exchange rate	(202)
Unrecognized tax benefit as of July 1, 2022	17,707
Additions for tax positions in prior periods	19
Additions for tax positions in current periods	770
Decreases for tax positions in prior periods	(457)
Decreases related to change of foreign exchange rate	(1,953)
Unrecognized tax benefit as of June 30, 2023	$ 16,086

There was an immaterial change in our unrecognized tax benefit for tax positions in prior periods for fiscal 2023 related to settlements with tax authorities in the table above. Our unrecognized tax benefit decreased for tax positions in prior periods by $0.0 million and $0.9 million for fiscal 2022 and 2021, respectively, related to settlements with tax authorities in the table above.

We have a number of years with open tax audits which vary from jurisdiction to jurisdiction. Our major tax jurisdictions that are open and subject to potential audits include the U.S., Singapore, Ghana, Kenya, Nigeria, Saudi Arabia and Tanzania. The earliest years for these jurisdictions are as follows: U.S. - 2003; Singapore - 2015; Ghana – 2016; Kenya – 2018; Nigeria – 2006; Saudi Arabia – 2019 and Tanzania - 2017.

On March 11, 2021, the US enacted the American Rescue Plan Act of 2021 ("ARPA") which expands Section 162(m) to cover the next five most highly compensated employees for the taxable year, in addition to the "covered employees" effective for taxable years beginning after December 31, 2026. We continue to examine the elements of the ARPA and the impact it may have on our future business.

On August 16, 2022, the U.S. enacted the Inflation Reduction Act of 2022 ("IRA") which includes a new corporate alternative minimum tax of 15% on adjusted financial statement income of corporations with profits greater than $1 billion, effective for taxable years beginning after December 31, 2022, and a 1% excise tax on stock repurchases by public corporations after December 31, 2022. We will continue to evaluate the applicability and effect of the IRA as more guidance is issued.

Note 12. Acquisitions

NEC's Wireless Transport Business

On May 9, 2023, the Company entered into a Master Sale of Business Agreement (the "Purchase Agreement"), with NEC Corporation. Pursuant to the Purchase Agreement, the Company will purchase certain assets and liabilities from NEC relating to NEC's wireless backhaul business (the "NEC Transaction"). Initial consideration due at the closing of the NEC Transaction will be comprised of (i) an amount in cash equal to $45.0 million, subject to certain post-closing adjustments, and (ii) the issuance of $25 million in Company common stock. Aggregate consideration will be approximately $70 million. The Company has obtained permanent financing to fund the cash portion of the NEC Transaction. See Note 7. Credit Facility and Debt for further information.

The Purchase Agreement contains certain customary termination rights, including, among others, (i) the right of the Company or NEC to terminate if all the conditions to closing have not been either waived or satisfied on or before February 9, 2024 and (ii) there is a final non-appealable order of a government entity prohibiting the consummation of the NEC Transaction. The NEC Transaction remains subject to, among other things, regulatory approvals and satisfaction of other customary closing conditions.

The Company expects to complete the NEC Transaction in the fourth quarter of calendar year 2023.

NEC is a leader in wireless backhaul networks with an extensive installed base of their Pasolink series products.

Redline Communications Group Inc.

On July 5, 2022, the Company acquired all of the issued and outstanding shares of Redline Communications Group Inc. ("Redline"), for a purchase price of $20.4 million. Redline is a leading provider of mission-critical data infrastructure. Acquiring Redline allows Aviat to expand its Private Networks Offering with Private LTE/5G and Unlicensed Wireless Access Solutions, by creating an integrated end-to-end offering for wireless access and transport in the Private Networks segment, leveraging Aviat's sales channel to address a large dollar Private LTE/5G addressable market and increasing Aviat's reach in mission-critical industrial Private Networks.

Cash acquired as part of the all-cash acquisition was $4.6 million for total net consideration of $15.8 million. The acquisition was accounted for as a business combination using the acquisition method of accounting. The assets acquired and the liabilities assumed have been recorded at their respective fair values as of the acquisition date. The recognized goodwill is attributable to the workforce of the acquired business and expected synergies. The goodwill from this acquisition is expected to be deductible for tax purposes. Transaction costs related to the acquisition were expensed as incurred and are included in selling and administrative expenses in the consolidated statements of operations.

The preliminary purchase price allocation has been updated for certain measurement period adjustments based on the final valuation resulting in a $2.5 million increase in identifiable finite-lived intangible assets and a $2.6 million decrease in net tangible assets acquired. These adjustments resulted in corresponding increase to goodwill.

The results of operations of Redline have been included in our consolidated financial statements since the date of acquisition. The Company determined that the impact of this acquisition was not material to our consolidated financial statements; therefore, revenue and earnings since the acquisition date and pro forma information are not required or presented.

A summary of the final purchase price allocation is as follows:

(In thousands)		
Cash and cash equivalents	$	4,642
Accounts receivable, net		4,281
Inventories		3,379
Property, plant and equipment, net		688
Identifiable finite-lived intangible assets:		
Patents		690
Customer relationships		7,730
Trade names		1,330
Other assets		1,921
Accounts payable		(2,113)
Advance payments and unearned revenue		(3,301)
Other liabilities		(3,948)
Goodwill		5,112
Total consideration	$	20,411

The following table presents details of the acquired identifiable finite-lived intangible assets:

	Useful life in Years	Gross		Accumulated amortization		Net	
Identifiable intangible assets:							
Patents	10	$	690	$	(69)	$	621
Customer relationships	14		7,730		(552)		7,178
Trade names	16		1,330		(83)		1,247
Total identifiable intangible assets		$	9,750	$	(704)	$	9,046

Amortization of finite-lived intangibles is included in selling and administrative expenses. As of June 30, 2023, the estimated future amortization expense of intangible assets with finite lives is as follows:

	Amount	
	(In thousands)	
2024	$	704
2025		704
2026		704
2027		704
2028		704
Thereafter		5,526
Total	$	9,046

Note 13. Commitments and Contingencies

Purchase Orders and Other Commitments

From time to time in the normal course of business, we may enter into purchasing agreements with our suppliers that require us to accept delivery of, and remit full payment for, finished products that we have ordered, finished products that we requested be held as safety stock, and work in process started on our behalf in the event we cancel or terminate the purchasing agreement. Because these agreements do not specify fixed or minimum quantities, do not specify minimum or variable price provisions, and do not specify the approximate timing of the transaction, and we have no present intention to cancel or terminate any of these agreements, we currently do not believe that we have any future liability under these agreements.

As of June 30, 2023, we had outstanding purchase obligations and other commitments as follows:

| | Payments due by period | | | | | |
	2024	2025	2026	2027	2028	**Total**
Purchase obligations with suppliers of contract manufacturers	$ 34,004	$ 3,089	$ —	$ —	$ —	$ 37,093
Contractual obligations associated with software as a service and software maintenance support	971	1,708	896	164	—	3,739
Total obligations	$ 34,975	$ 4,797	$ 896	$ 164	$ —	$ 40,832

Financial Guarantees and Commercial Commitments

Guarantees issued by banks, insurance companies or other financial institutions are contingent commitments issued to guarantee our performance under borrowing arrangements, such as bank overdraft facilities, tax and customs obligations and similar transactions or to ensure our performance under customer or vendor contracts. The terms of the guarantees are generally equal to the remaining term of the related debt or other obligations and are generally limited to two years or less. As of June 30, 2023, we had no guarantees applicable to our debt arrangements.

We have entered into commercial commitments in the normal course of business including surety bonds, standby letters of credit agreements and other arrangements with financial institutions primarily relating to the guarantee of future performance on certain contracts to provide products and services to customers. As of June 30, 2023, we had commercial commitments of $61.0 million outstanding that were not recorded on our consolidated balance sheets.

Indemnifications

Under the terms of substantially all of our license agreements, we have agreed to defend and pay any final judgment against our customers arising from claims against such customers that our products infringe the intellectual property rights of a third party. As of June 30, 2023, we have not received any notice that any customer is subject to an infringement claim arising from the use of our products; we have not received any request to defend any customers from infringement claims arising from the use of our products; and we have not paid any final judgment on behalf of any customer related to an infringement claim arising from the use of our products. Because the outcome of infringement disputes is related to the specific facts of each case and given the lack of previous or current indemnification claims, we cannot estimate the maximum amount of potential future payments, if any, related to our indemnification provisions. As of June 30, 2023, we had not recorded any liabilities related to these indemnifications.

Legal Proceedings

We are subject from time to time to disputes with customers concerning our products and services. From time to time, we may be involved in various other legal claims and litigation that arise in the normal course of our operations. We are aggressively defending all current litigation matters. Although there can be no assurances and the outcome of these matters is currently not determinable, we currently believe that none of these claims or proceedings are likely to have a material adverse effect on our financial position. There are many uncertainties associated with any litigation and these actions or other third-party claims against us may cause us to incur costly litigation and/or substantial settlement charges. As a result, our business, financial condition, results of operations, and cash flows could be adversely affected. The actual liability in any such matters may be materially different from our estimates, if any.

We record accruals for our outstanding legal proceedings, investigations or claims when it is probable that a liability will be incurred and the amount of loss can be reasonably estimated. We evaluate, at least on a quarterly basis, developments in legal proceedings, investigations or claims that could affect the amount of any accrual, as well as any developments that would result in a loss contingency to become both probable and reasonably estimable. We have not recorded any significant accrual for loss contingencies associated with such legal claims or litigation discussed above.

Contingent Liabilities

We record a loss contingency as a charge to operations when (i) it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements; and (ii) the amount of the loss can be reasonably estimated. Disclosure in the notes to the financial statements is required for loss contingencies that do not meet both conditions if there is a reasonable possibility that a loss may have been incurred. Gain contingencies are not recorded until realized. We expense all legal costs incurred to resolve regulatory, legal and tax matters as incurred.

In March 2016, an enforcement action by the Indian Department of Revenue, Ministry of Finance was brought against our subsidiary Aviat Networks (India) Private Limited ("Aviat India") relating to the non-realization of intercompany receivables and non-payment of intercompany payables, which originated from 1999 to 2012, within the time frames dictated by the Indian regulations under the Foreign Exchange Management Act. In November 2017, the Indian Department of Revenue, Ministry of Finance also initiated a similar action against Telsima Communications Private Limited ("Telsima India"), a subsidiary of the Company, relating to the non-realization of intercompany receivables and non-payment of intercompany payables which originated from the period prior to our acquisition of Telsima India in February 2009. In September 2019, our directors of Aviat India appeared before the Ministry of Finance Enforcement Directorate. No settlement offers were discussed at the meeting and the matter is still ongoing with no subsequent hearing date currently scheduled as of June 30, 2023. We have accrued an immaterial amount representing the estimated probable loss for which we would settle the matter. We currently cannot form an estimate of the range of loss in excess of our amounts already accrued. If the outcome of this matter is greater than the current immaterial amount accrued, we intend to dispute it vigorously.

Periodically, we review the status of each significant matter to assess the potential financial exposure. If a potential loss is considered probable and the amount can be reasonably estimated, we reflect the estimated loss in our results of operations. Significant judgment is required to determine the probability that a liability has been incurred or an asset impaired and whether such loss is reasonably estimable. Further, estimates of this nature are highly subjective, and the final outcome of these matters could vary significantly from the amounts that have been included in our consolidated financial statements. As additional information becomes available, we reassess the potential liability related to our pending claims and litigation and may revise estimates accordingly. Such revisions in the estimates of the potential liabilities could have a material impact on our results of operations and financial position.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

Not applicable.

Item 9A. *Controls and Procedures*

Evaluation of Disclosure Controls and Procedures

Based on management's evaluation, with participation of our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), as of the end of the period covered by this report, our CEO and CFO have concluded that our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act are effective to provide reasonable assurance that the information required to be disclosed in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and is accumulated and communicated to management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosures.

Management Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of consolidated financial statements for external purposes in accordance with U.S. GAAP.

Management, including our CEO and CFO, assessed our internal control over financial reporting as of June 30, 2023. Management based its assessment on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Management's assessment included evaluation of elements such as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies, and our overall control environment.

Based on this assessment, management has concluded that our internal control over financial reporting was effective as of June 30, 2023 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with U.S. GAAP. We reviewed the results of management's assessment with the Audit Committee of our Board of Directors.

The effectiveness of the Company's internal control over financial reporting as of June 30, 2023 has been audited by our independent registered public accounting firm, as stated in their attestation report included herein.

Changes in Internal Controls Over Financial Reporting

There were no changes to our internal control over financial reporting as defined in Rules 13a-15(f) or 15d-15(f) that occurred during the quarter ended June 30, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Our management, including our CEO and CFO, does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well-designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, have been detected. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of the effectiveness of controls to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

Report of Independent Registered Public Accounting Firm

To the stockholders and the Board of Directors of Aviat Networks, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Aviat Networks, Inc. and subsidiaries (the "Company") as of June 30, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended June 30, 2023, of the Company and our report dated August 30, 2023, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

Austin, Texas
August 30, 2023

Item 9B. *Other Information*

None.

Item 9C. *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections*

Not applicable.

PART III

Certain information required by Part III is omitted from this Annual Report on Form 10-K because we will file a definitive Proxy Statement with the SEC within 120 days after the end of our fiscal year ended June 30, 2023.

Item 10. *Directors, Executive Officers and Corporate Governance*

We adopted a Code of Conduct that is available at www.aviatnetworks.com. We most recently amended and restated our Code of Conduct in November 2022 and posted it on our website. If, in the future, we amend our Code of Conduct or grant waivers from our Code of Conduct with respect to any of our executive officers or directors, we will make information regarding such amendments or waivers available on our website for a period of at least 12 months.

For information with respect to Executive Officers, see Part I, Item 1 of this Annual Report on Form 10-K, under "Information about our Executive Officers," which is incorporated herein by reference.

All information required to be disclosed in this Item 10 that is not otherwise contained herein will appear in our definitive Proxy Statement and is incorporated herein by reference.

Item 11. *Executive Compensation*

Information regarding our executive and director compensation will appear in our definitive Proxy Statement and is incorporated herein by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

Information regarding security ownership of certain beneficial owners and management and related stockholder matters will appear in our definitive Proxy Statement and is incorporated herein by reference.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

Information regarding certain relationships and related transactions, and director independence will appear in our definitive Proxy Statement and is incorporated herein by reference.

Item 14. *Principal Accountant Fees and Services*

Information regarding our principal accountant fees and services will appear in our definitive Proxy Statement and is incorporated herein by reference.

PART IV

Item 15. *Exhibits and Financial Statement Schedules*

(a)   The following documents are filed as part of this report.

    1. Financial Statements

    The financial statements of Aviat Networks, Inc. are set forth in Item 8 of this Annual Report on Form 10-K.

    2. Financial Statement Schedules

Schedule	Page
Schedule II — Valuation and Qualifying Accounts for the three fiscal years ended June 30, 2023	91

      All other schedules have been omitted because the required information is not present or is not present in amounts sufficient to require submission of the schedules or because the information required is included in the consolidated financial statements or notes thereto.

(b)   Exhibits.

      The information required by this Item is set forth on the Exhibit Index (following the Signatures section of this report) and is included, or incorporated by reference, in this Form 10-K.

Item 16. *Form 10–K Summary*

None.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AVIAT NETWORKS, INC.
(Registrant)

Date: August 30, 2023   By: /s/ David M. Gray
                                                                                       David M. Gray
                                                                                       Senior Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Peter A. Smith Peter A. Smith	President and Chief Executive Officer (Principal Executive Officer)	August 30, 2023
/s/ David M. Gray David M. Gray	Senior Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	August 30, 2023
/s/ John Mutch John Mutch	Chairman of the Board	August 30, 2023
/s/ Bryan Ingram Bryan Ingram	Director	August 30, 2023
/s/ Michele Klein Michele Klein	Director	August 30, 2023
/s/ James C. Stoffel James C. Stoffel	Director	August 30, 2023
/s/ Bruce Taten Bruce Taten	Director	August 30, 2023

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

AVIAT NETWORKS, INC.

Years Ended June 30, 2023, July 1, 2022 and July 2, 2021

(In thousands)	Balance at Beginning of Period		Charged to (Credit from) Costs and Expenses		Write-offs		Balance at End of Period
Allowances for collection losses:							
Year ended June 30, 2023	$	934	$	467	$	(682)	$ 719
Year ended July 1, 2022	$	2,141	$	(1,207)	$	—	$ 934
Year ended July 2, 2021	$	1,841	$	300	$	—	$ 2,141

EXHIBIT INDEX

The following exhibits are filed or furnished herewith or are incorporated herein by reference to exhibits previously filed with the SEC:

Ex. #	Description
2.1#¥	Master Sale of Business Agreement, dated May 9, 2023, by and among the Company and NEC (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed with the SEC on May 9, 2023, File No. 001-33278)
3.1	Amended and Restated Certificate of Incorporation of Aviat Networks, Inc., as amended (incorporated by reference to Exhibit 3.1 to the Quarterly Report on Form 10-Q filed with the SEC on February 10, 2017, File No. 001-33278)
3.2	Amended and Restated Bylaws of Aviat Networks, Inc. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the SEC on August 24, 2023, File No. 001-33278)
4.1	Certificate of Designation of Rights, Preferences and Privileges of Series A Participating Preferred Stock (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K filed with the SEC on September 7, 2016. File No. 001-33278)
4.2	Specimen common stock certificate, adopted as of January 29, 2010 (incorporated by reference to Exhibit 4.1.1 to the Annual Report on Form 10-K for fiscal year end July 2, 2010 filed with the SEC on September 9, 2010, File No. 001-33278)
4.3	Amended and Restated Tax Benefit Preservation Plan, dated as of August 27, 2020, by and between Aviat Networks, Inc. and Computershare Inc., as Rights Agent (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the SEC on August 31, 2020, File No. 011-33278)
4.4	Amendment No. 1 to the Amended and Restated Tax Benefit Preservation Plan, dated as of February 28, 2023, by and between Aviat Networks, Inc. and Computershare Inc., as Rights Agent (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the SEC on February 28, 2023, File No. 001-33278)
4.5*	Description of Registered Securities
10.1	Intellectual Property Agreement between Harris Stratex Networks, Inc. and Harris Corporation dated January 26, 2007 (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed with the SEC on February 1, 2007, File No. 001-33278)
10.2	Tax Sharing Agreement between Harris Stratex Networks, Inc. and Harris Corporation dated January 26, 2007 (incorporated by reference to Exhibit 10.11 to the Current Report on Form 8-K filed with the SEC on February 1, 2007, File No. 001-33278)
10.3+	Standard Form of Executive Employment Agreement between Harris Stratex Networks, Inc. and certain executives (incorporated by reference to Exhibit 10.16 to the Current Report on Form 8-K filed with the SEC on February 1, 2007, File No. 001-33278)
10.4	Letter Agreement, dated as of January 11, 2015, among Aviat Networks, Inc., Steel Partners Holdings L.P., Lone Star Value Management, LLC and certain other parties (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on January 12, 2015, File No. 001-33278)
10.5	Lease Agreement, dated June 8, 2016, between Aviat Networks, Inc., through its wholly owned subsidiary Aviat U.S., Inc., and The Irvine Company LLC (incorporated by reference to Exhibit 10.34 to the Annual Report on Form 10-K for fiscal year end July 1, 2016 filed with the SEC on September 9, 2016, File No. 001-33278)
10.6+	Employment Agreement, dated January 2, 2020, between Aviat Networks, Inc. and Peter Smith (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on January 2, 2020, File No. 001-33278)
10.6.1+	First Amendment to the Employment Agreement between Aviat Networks, Inc. and Peter Smith, dated May 17, 2021 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on May 18, 2021, File No. 001-33278)

92

Ex. #	Description
10.6.2+	Second Amendment to Employment Agreement, dated July 4, 2021, between the Company and Pete Smith (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on July 7, 2021, File No. 001-33278)
10.7+	Aviat Networks, Inc. Amended and Restated 2018 Incentive Plan (incorporated by reference to Appendix 1 to the Registrant's Proxy Statement on Schedule 14A filed with the SEC on September 27, 2021, File No. 001-33278)
10.8+	Employment Agreement, dated September 21, 2021 between the Company and David Gray (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on October 18, 2021, File No. 001-33278)
10.9+	Employment Agreement, dated July 1, 2012 between the Company and Bryan C. Tucker (incorporated by reference to Exhibit 10.12 to the Annual Report on Form 10-K for fiscal year end July 1, 2022 filed with the SEC on September 14, 2022, File No. 001-33278)
10.9.1+	Letter Agreement amending Employment Agreement dated June 27, 2019, between the Company and Bryan C. Tucker (incorporated by reference to Exhibit 10.12.1 to the Annual Report on Form 10-K for fiscal year end July 1, 2022 filed with the SEC on September 14, 2022, File No. 001-33278)
10.10#	Credit Agreement dated May 9, 2023, by and among the Company, the Opco, the Singapore Borrower and the Lenders (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on May 9, 2023, File No. 001-33278)
21*	List of Subsidiaries of Aviat Networks, Inc.
23.1*	Consent of Deloitte & Touche LLP
23.2*	Consent of BDO USA, P.A.
31.1*	Rule 13a-14(a)/15d-14(a) Certification of President and Chief Executive Officer
31.2*	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
32.1**	Section 1350 Certification of Chief Executive Officer and Chief Financial Officer
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

_____

+   Management compensatory contract, arrangement or plan required to be filed as an exhibit pursuant to Item 15(b) of this report.

*   Filed herewith.

**   Furnished herewith.

Certain schedules and exhibits to this agreement have been omitted in accordance with Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC on request.

¥   Certain portions of this exhibit were redacted pursuant to Item 601(b)(2)(ii) of Regulation S-K.

[This page intentionally left blank]

AVIAT NETWORKS, INC.

DESCRIPTION OF REGISTERED SECURITIES

General

Aviat Networks, Inc. (the "Company," "we," or "our") is incorporated in the State of Delaware. We have two classes of registered securities, common stock and preferred share purchase rights ("Rights").

The rights of our security holders are generally covered by Delaware law and our certificate of incorporation ("Certificate") and by-laws ("Bylaws") (each as amended or restated and in effect as of the date hereof). The terms of our securities are therefore subject to Delaware law, including the Delaware General Corporation Law (the "DGCL"), and the common and constitutional law of Delaware. Additionally, the terms of the Rights are described in that certain Tax Benefit Preservation Plan, dated as of March 3, 2020 (as amended and restated on August 27, 2020, as amended, the "Plan"), between the Company and Computershare Inc., as rights agent. We submitted the Plan to a stockholder vote and our stockholders approved the Plan at the 2020 Annual Meeting of Stockholders. Our Board of Directors (the "Board") adopted Amendment No. 1 to the Plan (the "Amendment to the Plan") on February 28, 2023, which will be submitted to a stockholder vote at the 2023 Annual Meeting of Stockholders.

This description is a summary and does not purport to be complete. Our Certificate, Bylaws and the Plan are incorporated by reference or filed as an exhibit to the Annual Report on Form 10-K of which this exhibit is a part, and amendments or restatements of each will be filed with the Securities and Exchange Commission (the "SEC") in future periodic or current reports in accordance with the rules of the SEC. We encourage you to read our Certificate and Bylaws, the Plan, and the applicable provisions of the DGCL for additional information.

Authorized Capital Stock

We are authorized to issue 300,000,000 shares of common stock, par value $0.01 per share and 50,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

Voting Rights

Holders of our common stock are entitled to one vote per share in the election of directors and on all other matters submitted to a vote at a meeting of shareholders. Holders of our common stock do not have cumulative voting rights, meaning that holders of a majority of the shares of common stock voting for the election of directors can elect all the directors if they choose to do so. The voting rights of holders of our Series A Participating Preferred Stock ("Series A Preferred Stock"), which are discussed in further detail below, or of any future series of preferred stock issued by the Board, may affect the voting power associated with our common stock.

Dividend Rights

Subject to prior rights and preferences that may be applicable to any outstanding shares or series of preferred stock, holders of our common stock are entitled to dividends when, as and if declared by our Board out of funds legally available therefor.

Liquidation Rights

If we liquidate or dissolve our business, whether voluntarily or involuntarily, the holders of common stock will share ratably in the distribution of assets available for distribution to stockholders after creditors are paid and preferred stockholders, including holders of Series A Preferred Stock, if any, receive their distributions.

Other

Our common stock has no preemptive or conversion rights and is not entitled to the benefits of any redemption or sinking fund provision. The outstanding shares of our common stock are fully paid and non-assessable with no restrictions on alienability.

Stock Exchange Listing

Our common stock is traded on The Nasdaq Stock Market LLC under the symbol "AVNW."

Preferred Stock

The Board generally will be authorized, without further stockholder approval, to issue from time to time up to an aggregate of 50,000,000 shares of preferred stock, in one or more series. The Board is expressly authorized to fix by resolution or resolutions the designations and the powers, preferences and rights, and the qualifications, limitations and restrictions thereof, of the shares of each series of Preferred Stock, including without limitation the following:

- the distinctive serial designation of such series which shall distinguish it from other series;
- the number of shares included in such series;
- the dividend rate (or method of determining such rate) payable to the holders of the shares of such series, any conditions upon which such dividends shall be paid and the date or dates upon which such dividends shall be payable;
- whether dividends on the shares of such series shall be cumulative and, in the case of shares of any series having cumulative dividend rights, the date or dates or method of determining the date or dates from which dividends on the shares of such series shall be cumulative;
- the amount or amounts which shall be payable out of the assets of the corporation to the holders of the shares of such series upon voluntary or involuntary liquidation, dissolution or winding up the Company, and the relative rights of priority, if any, of payment of the shares of such series;
- the price or prices at which, the period or periods within which and the terms and conditions upon which the shares of such series may be redeemed, in whole or in part, at the option of the Company or at the option of the holder or holders thereof or upon the happening of a specified event or events;
- the obligation, if any, of the Company to purchase or redeem shares of such series pursuant to a sinking fund or otherwise and the price or prices at which, the period or periods within which and the terms and conditions upon which the shares of such series shall be redeemed or purchased, in whole or in part, pursuant to such obligation;
- whether or not the shares of such series shall be convertible or exchangeable, at any time or times at the option of the holder or holders thereof or at the option of the Company or upon happening of a specified event or events, into shares of any other class or classes of stock of the Company, and the price or prices or rate or rates of exchange or conversion and any adjustments applicable thereto; and
- whether or not the holders of the shares of such series shall have voting rights, in addition to the voting rights provided by law, and if so the terms of such voting rights.

The rights of the holders of common stock will generally be subordinate to the rights of holders of any preferred stock issued in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the voting power or other rights of the holders of common stock, and could make it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, a majority of our outstanding voting stock. As of the date hereof, the Board has designated one series of preferred stock, the Series A Preferred Stock. No shares of the Series A Preferred Stock are currently issued or outstanding.

Preferred Share Purchase Rights

Rights Plan

On March 3, 2020, the Board authorized and declared a dividend distribution of one Right for each outstanding share of common stock of the Company to stockholders of record as of the close of business on March 13, 2020 (the "Record Date"). Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Preferred Stock, par value $0.01 per share, of the Company at an exercise price of $35.00 (the "Exercise Price") per one one-thousandth of a share of Series A Preferred Stock, subject to adjustment. The complete terms of the Rights are set forth in the Plan.

The Plan is intended to protect the Company's ability to use its net operating losses, any loss or deduction attributable to a "net unrealized built-in loss" and other tax attributes (collectively, "Tax Benefits"). If the Company experiences an "ownership change," as defined in Section 382 of the Internal Revenue Code (the "Code"), its ability to use the Tax Benefits could be substantially limited, and the timing of the usage of the Tax Benefits could be substantially delayed, which could significantly impair the value of the Tax Benefits. Generally, an "ownership change" occurs if the percentage of the Company's stock owned by one or more "five percent stockholders" increases by more than 50 percentage points over the lowest percentage of stock owned by such stockholders at any time during the prior three-year period or, if sooner, since the last "ownership change" experienced by the Company.

The Plan is intended to act as a deterrent to any person acquiring 4.9% or more of the outstanding shares of common stock without the approval of the Board. This would protect the Tax Benefits because changes in ownership by a person owning less than 4.9% of the shares of common stock are not included in the calculation of "ownership change" for purposes of Section 382 of the Code. We submitted the Plan to a stockholder vote and our stockholders approved the Plan at the 2020 Annual Meeting of Stockholders. On February 28, 2023, the Board approved, and the Company and Computershare Inc., as Rights Agent, entered into the Amendment to the Plan, which extends the final expiration date of the Plan from March 3, 2023 to March 3, 2026. The Amendment to the Plan will be submitted to a stockholder vote at the 2023 Annual Meeting of Stockholders. If stockholder approval of the Amendment to the Plan is not obtained at the 2023 Annual Meeting of Stockholders, the Company anticipates terminating the Plan at the close of business on the date that the voting results are certified.

Distribution and Transfer of Rights; Rights Certificates

The Board declared a dividend of one Right for each outstanding share of common stock as of the Record Date. Prior to the Distribution Date referred to below:

- The Rights are evidenced by and trade with the certificates for the shares of common stock (or, with respect to any uncertificated shares of common stock registered in book entry form, by notation in book entry), and no separate rights certificates will be distributed.

- New certificates issued after the Record Date for shares of common stock will contain a legend incorporating the Plan by reference (for uncertificated shares of common stock registered in book entry form, this legend will be contained in a notation in book entry).

- The surrender for transfer of any certificates for shares of common stock (or the surrender for transfer of any uncertificated shares of common stock registered in book entry form) will also constitute the transfer of the Rights associated with such shares of common stock.

- Rights will accompany any new shares of common stock that are issued after the Record Date.

Distribution Date

Subject to certain exceptions specified in the Plan, the Rights will separate from the shares of common stock and become exercisable following (1) the 10th business day (or such later date as may be determined by the Board) after the public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 4.9% or more of the shares of common stock or (2) the 10th business day (or such later date as may be determined by the Board) after a person or group announces a tender or exchange offer that would result in ownership by a person or group of 4.9% or more of the shares of common stock. For purposes of the Plan, beneficial ownership is defined to include the ownership of derivative securities. Any person or group of affiliated or associated persons who beneficially owns 4.9% or more of the outstanding shares of common stock as of the announcement of the Plan will not be an Acquiring Person, but only for so long as such person or group does not become the beneficial owner of any additional shares of common stock.

The date on which the Rights separate from the shares of common stock and become exercisable is referred to as the "Distribution Date." After the Distribution Date, the Company will mail Rights certificates to the Company's stockholders as of the close of business on the Distribution Date and the Rights will become transferable apart from the shares of common stock. Thereafter, such Rights certificates alone will represent the Rights.

Preferred Shares Purchasable Upon Exercise of Rights

After the Distribution Date, each Right will entitle the holder to purchase, for the Exercise Price, one one-thousandth of a share of Series A Preferred Stock having economic and other terms similar to that of one share of common stock. This portion of a share of Series A Preferred Stock is intended to give the stockholder approximately the same dividend, voting and liquidation rights as would one share of common stock, and should approximate the value of one share of common stock.

More specifically, each one one-thousandth of a share of Series A Preferred Stock, if issued, will:

- not be redeemable;

- entitle holders to quarterly dividend payments of $0.01 per share, or an amount equal to the dividend paid on one share of common stock, whichever is greater;

- entitle holders upon liquidation either to receive $1.00 per share or an amount equal to the payment made on one share of common stock, whichever is greater;

- have the same voting power as one share of common stock (see "Voting Rights of Series A Preferred Stock" below for additional information); and

- entitle holders to a per share payment equal to the payment made on one share of common stock if the shares of common stock are exchanged via merger, consolidation or a similar transaction.

Voting Rights of Series A Preferred Stock

If issued, holders of our Series A Preferred Stock will be entitled to one thousand votes per share of preferred stock (subject to adjustment upon the occurrence of certain specified events, including a stock split, reverse stock split or payment of dividends in common stock) on all matters submitted to a vote of the stockholders of the Company. Except as provided in the Certificate, the Bylaws, any certificate of designation of preferred stock or by law, the holders of Series A Preferred Stock and common stock will vote together as one class on all matters submitted to a vote of the stockholders of the Company. Upon the occurrence and continuance of a default with respect to the payment of dividends to the holders of Series A Preferred Stock, the holders of the Series A Preferred Stock, voting as a class, have the right to elect two directors to the Board, who shall serve for so long as such default continues. After such election and during the continued period of default, the number of directors shall not be increased or decreased except by vote of the holders of the Series A Preferred Stock.

Flip-In Trigger

If an Acquiring Person obtains beneficial ownership of 4.9% or more of the shares of common stock, except pursuant to an offer for all outstanding shares of common stock that the independent members of the Board determine to be fair and not inadequate and to otherwise be in the best interests of the Company and its stockholders after receiving advice from one or more investment banking firms, *then* each Right will entitle the holder thereof to purchase, for the Exercise Price, a number of shares of common stock (or, in certain circumstances, cash, property or other securities of the Company) having a then-current market value of twice the Exercise Price. However, the Rights are not exercisable following the occurrence of the foregoing event until such time as the Rights are no longer redeemable by the Company, as further described below. Following the occurrence of an event set forth in preceding sentence, all Rights that are or, under certain circumstances specified in the Plan, were beneficially owned by an Acquiring Person or certain of its transferees will be null and void.

Flip-Over Trigger

If, after an Acquiring Person obtains 4.9% or more of the shares of common stock, (1) the Company merges into another entity, (2) an acquiring entity merges into the Company or (3) the Company sells or transfers more than 50% of its assets, cash flow or earning power, *then* each Right (except for Rights that have previously been voided as set forth above) will entitle the holder thereof to purchase, for the Exercise Price, a number of shares of common stock of the person engaging in the transaction having a then-current market value of twice the Exercise Price.

Redemption of the Rights

The Rights will be redeemable at the Company's option for $0.01 per Right (payable in cash, shares of common stock or other consideration deemed appropriate by the Board) at any time on or prior to the 10th business day (or such later date as may be determined by the Board) after the public announcement that an Acquiring Person has acquired beneficial ownership of 4.9% or more of the shares of common stock. Immediately upon the action of the Board ordering redemption, the Rights will terminate and the only right of the holders of the Rights will be to receive the $0.01 redemption price. The redemption price will be adjusted if the Company undertakes a stock dividend or a stock split.

Exchange Provision

At any time after the date on which an Acquiring Person beneficially owns 4.9% or more of the shares of common stock and prior to the acquisition by the Acquiring Person of 50% of the shares of common stock, the Board may exchange the Rights (except for Rights that have previously been voided as set forth above), in whole or in part, for shares of common stock at an exchange ratio of one share of common stock per Right (subject to adjustment). In certain circumstances, the Company may elect to exchange the Rights for cash or other securities of the Company having a value approximately equal to one share of common stock.

Expiration of the Rights

The Rights expire on the earliest of (1) 5:00 p.m., New York City time, on March 3, 2023 (unless such date is extended); (2) the redemption or exchange of the Rights as described above; (3) the repeal of Section 382 of the Code or any other change if the Board determines that the Plan is no longer necessary or desirable for the preservation of the Tax Benefits; (4) the time at which the Board determines that the Tax Benefits are fully utilized or no longer available pursuant to Section 382 of the Code or that an ownership change pursuant to Section 382 of the Code would not adversely impact in any material respect the time period in which the Company could use the Tax Benefits, or materially impair the amount of the Tax Benefits that could be used by the Company in any particular time period, for applicable tax purposes; or (5) a determination by the Board that the Plan is no longer in the best interests of the Company and its stockholders.

Amendment of Terms of the Plan and the Rights

The terms of the Rights and the Plan may be amended in any respect without the consent of the holders of the Rights on or prior to the Distribution Date. Thereafter, the terms of the Rights and the Plan may be amended without the consent of the holders of Rights in order to (1) cure any ambiguities, (2) shorten or lengthen any time period pursuant to the Plan or (3) make changes that do not adversely affect the interests of holders of the Rights.

Voting Rights; Other Stockholder Rights

The Rights will not have any voting rights. Until a Right is exercised, the holder thereof, as such, will have no separate rights as stockholder of the Company.

Anti-Dilution Provisions

The Board may adjust the Exercise Price, the number of shares of Series A Preferred Stock issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split or a reclassification of the shares of Series A Preferred Stock or common stock.

With certain exceptions, no adjustments to the Exercise Price will be made until the cumulative adjustments amount to at least 1% of the Exercise Price. No fractional shares of Series A Preferred Stock will be issued and, in lieu thereof, an adjustment in cash will be made based on the current market price of such shares.

Transfer Agent and Registrar

Computershare Investor Services is the transfer agent and registrar for our common stock and the Rights.

Potential Anti-Takeover Effects

Some provisions of our Certificate and Bylaws and of the DGCL could make the acquisition of control of our company and/or the removal of our existing management more difficult, including the following:

- Subject to certain rights provided to the holders of Series A Preferred Stock, our Board fixes the size of the Board, may create new directorships and may appoint new directors to serve in such newly-created positions until the next election of one or more directors by our shareholders.

- Our Board is expressly authorized to amend or repeal our bylaws, or adopt new bylaws, except that certain sections of the Bylaws (as specified therein) may only be amended with the approval of 2/3 of certain specified directors and/or the approval of the stockholders otherwise required by applicable law or the Bylaws for such amendment.

- We have advance notice procedures with respect to shareholder proposals and the nomination of candidates for election as directors.

- Stockholders have no preemptive right to acquire our securities.

- Our Board has ability to authorize and issue undesignated preferred stock. This ability makes it possible for our Board to issue, without stockholder approval, preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us as further described under "Preferred Stock" above.

- As further discussed above, our Board has issued the Rights and adopted the Plan. The Plan is intended to act as a deterrent to any person acquiring 4.9% or more of the outstanding shares of common stock without the approval of the Board in order to preserve certain Tax Benefits.

Additionally, we are a Delaware corporation and are subject to Section 203 of the DGCL. In general, Section 203 prevents us from engaging in a business combination with an "interested stockholder" (generally, a person owning 15% or more of our outstanding voting stock) for three years following the time that person becomes a 15% stockholder unless one of the following is satisfied:

- before that person became a 15% stockholder, our Board approved the transaction in which the stockholder became a 15% stockholder or approved the business combination;

- upon completion of the transaction that resulted in the stockholder's becoming a 15% stockholder, the stockholder owned at least 85% of our voting stock outstanding at the time the transaction began (excluding stock held by directors who are also officers and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); and

- after the transaction in which that person became a 15% stockholder, the business combination is approved by our Board and authorized at a stockholders' meeting by at least two-thirds of the outstanding voting stock not owned by the 15% stockholder.

Under Section 203, these restrictions also do not apply to certain business combinations proposed by a 15% stockholder following the disclosure of an extraordinary transaction with a person who was not a 15% stockholder during the previous three years or who became a 15% stockholder with the approval of a majority of our directors. This exception applies only if the extraordinary transaction is approved or not opposed by a majority of our directors who were directors before any person became a 15% stockholder in the previous three years, or the successors of these directors.

These provisions are expected to discourage coercive takeover practices and inadequate takeover bids. They are also designed, in part, to encourage persons seeking to acquire control of the Company to first negotiate with our Board. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us and that these benefits outweigh the disadvantages of discouraging the proposals. Negotiating with the proponent could result in an improvement of the terms of the proposal.

Exhibit 21

AVIAT NETWORKS, INC.

Subsidiaries as of June 30, 2023

(100% direct or indirect ownership by Aviat Networks, Inc.)

Name of Subsidiary	State or Other Jurisdiction of Incorporation
Aviat Networks Algeria S.A.R.L.	Algeria
Aviat Networks (Australia) Pty. Ltd.	Australia
Aviat Networks (Bangladesh) Limited	Bangladesh
NZ Telcoms (Botswana) Limited	Botswana
Radio Communications and Engineering Services Botswana	Botswana
Aviat Networks Brasil Serviços em Comunicações Ltda.	Brazil
Aviat Communications Canada ULC	Canada
Aviat Networks Canada ULC	Canada
Aviat Communications Technology (Shenzhen) Company Ltd.	People's Republic of China
Aviat Networks France S.A.S.	France
Aviat Networks Ghana Limited	Ghana
Aviat Networks HK Limited	Hong Kong
Aviat Networks (India) Private Limited	India
PT Aviat Solusi Komunikasi	Indonesia
PT Aviat Telekomunikasi Internasional	Indonesia
Aviat Networks Côte d'Ivoire	Ivory Coast
Aviat Networks (Kenya) Limited	Kenya
Aviat Networks Malaysia Sdn. Bhd.	Malaysia
Digital Microwave (Mauritius) Private Limited	Mauritius
Aviat Networks México S.A. de C.V.	Mexico
Aviat Networks Holland B.V.	Netherlands
Aviat Networks (NZ) Limited	New Zealand
Aviat Networks Communication Solutions Limited	Nigeria
Stratex Networks Nigeria Limited	Nigeria
Aviat Networks (Clark) Corporation	Philippines
Aviat Networks Philippines, Inc.	Philippines
Aviat Networks Polska Sp. z.o.o.	Poland
Redline Communications Romania Ltd.	Romania
Aviat Net Works Saudi Telecom & Information Technology Co.	Kingdom of Saudi Arabia
Aviat Networks (S) Pte. Ltd.	Republic of Singapore
Aviat Storitveno Podjetje, d.o.o.	Slovenia
Aviat Networks (South Africa) (Proprietary) Limited	Republic of South Africa
DMC Stratex Networks (South Africa) (Proprietary) Limited	Republic of South Africa
Aviat Networks (South Sudan) Ltd.	South Sudan
Aviat Networks Tanzania Limited	Tanzania
Aviat Networks (Thailand) Ltd.	Thailand
Aviat Networks (UK) Limited	Delaware
Aviat International Holdings, Inc.	Delaware
Aviat U.S., Inc.	Delaware
Telsima Corporation	Delaware

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement No. 333-255206 on Form S-3 and Registration Statement Nos. 333-267592, 333-224957, 333-209462, 333-178467, and 333-163542 on Form S-8 of our reports dated August 30, 2023, relating to the consolidated financial statements of Aviat Networks, Inc. and subsidiaries (the "Company") and the effectiveness of the Company's internal control over financial reporting appearing in this Annual Report on Form 10-K for the year ended June 30, 2023.

/s/ Deloitte & Touche LLP

Austin, Texas
August 30, 2023

Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

Aviat Networks, Inc.
Austin, Texas

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (No. 333-255206) and Form S-8 (Nos. 333-267592, 333-224957, 333-209462, 333-178467, 333-163542 and 333-140442) of Aviat Networks, Inc. of our report dated September 14, 2022, relating to the consolidated financial statements and schedule which appear in this Form 10-K.

/s/ BDO USA, P.C.

San Jose, California
August 30, 2023

Exhibit 31.1

CERTIFICATION

I, Peter A. Smith, certify that:

1. I have reviewed this Annual Report on Form 10-K for the fiscal year ended June 30, 2023, of Aviat Networks, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: August 30, 2023

/s/ Peter A. Smith

Name:	Peter A. Smith
Title:	President and Chief Executive Officer

Exhibit 31.2

CERTIFICATION

I, David M. Gray, certify that:

1. I have reviewed this Annual Report on Form 10-K for the fiscal year ended June 30, 2023, of Aviat Networks, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: August 30, 2023

/s/ David M. Gray

Name:	David M. Gray
Title:	Senior Vice President and Chief Financial Officer

Exhibit 32.1

Certification

Pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the filing of the Annual Report on Form 10-K of Aviat Networks, Inc. ("Aviat Networks") for the fiscal year ended June 30, 2023, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, Peter A. Smith, the President and Chief Executive Officer, and David M. Gray, Senior Vice President and Chief Financial Officer, each hereby certifies, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. §1350, that:

1.   The Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

2.   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Aviat Networks as of the dates and for the periods expressed in the Report

Date: August 30, 2023

/s/ Peter A. Smith

Name:	Peter A. Smith
Title:	President and Chief Executive Officer

/s/ David M. Gray

Name:	
	David M. Gray
Title:	Senior Vice President and Chief Financial Officer

APPENDIX

STOCKHOLDER INFORMATION

Executive Offices	**Independent Public Accountants**	**Investor Relations Contact**
Aviat Networks, Inc. 200 Parker Drive, Suite C100A Austin, TX 78728 (512) 265-3680	Deloitte & Touche LLP	Investor Relations InvesterInfo@aviatnet.com

Transfer Agent and Registrar

Computershare P.O. Box 505000 Louisville, KY 40233-5002	Overnight Correspondence to: Computershare 462 South 4th Street, Suite 1600 Louisville, KY 40202

Tel: (800) 522-6645
TDD for hearing impaired: (800) 231-5469
Foreign Shareowners: (201) 680-6578
TDD Foreign Shareowners: (201) 680-6610

Shareholder website: www.computershare.com/investor
Shareholder online inquiries: https://www-us.computershare.com/investor/contact

Stockholder Inquiries

Questions relating to stockholder records, change of ownership or change of address should be sent to our transfer agent, Computershare, whose address appears above.

Financial Information

Securities analysts, investment managers and stockholders should direct financial information inquiries to the Investor Relations contact listed above.

SEC Form 10-K

A copy of the Company's Form 10-K filed with the Securities and Exchange Commission is available by downloading from our website, Aviatnetworks.com or by writing to:
>   Aviat Networks, Inc.
>   Attn: Investor Relations
>   200 Parker Drive, Suite C100A
>   Austin, TX 78728

2023 Annual Report

We have published this 2023 Annual Report to Stockholders, including the Consolidated Financial Statements and Management's Discussion and Analysis, as an appendix to our Proxy Statement. Further information regarding various aspects of our business can be found on our website www.Aviatnetworks.com.

Electronic Delivery

In an effort to reduce paper mailed to your home, we offer stockholders the convenience of viewing the Proxy Statement, Annual Report to Stockholders and related materials online. With your consent, we can stop sending future paper copies of these documents to you by mail. To participate, follow the instructions at www.icsdelivery.com.

Online Voting at www.proxyvote.com

If you are a registered stockholder, you may now use the Internet to transmit your voting instructions any time before 11:59 p.m. ET on November 7, 2023. Have your proxy card in hand when you access the web site. You will be prompted to enter your Control Number to obtain your records and create an electronic voting instruction form.

www.aviatnetworks.com

The Aviat Networks web site provides access to a wide variety of information, including products, new releases and financial information. A principal feature of the web site is the Investor Relations section, which contains general financial information and access to the current Proxy Statement and Annual Report to Stockholders. The site also provides archived information (for example, historical financial releases and stock prices) and access to conference calls and analyst group presentations. Other interesting features are the press release alerts and SEC filings email alerts, which allow users to receive automatic updates informing them when new items such as news releases, financial event announcements and SEC documents are added to the site.

www.computershare.com/investor

The Computershare web site provides access to an Internet self-service product, Investor Centre. Through Investor Centre, registered stockholders can view their account profiles, stock certificate histories, Form 1099 tax information, current stock price quote (20-minute delay) and historical stock prices. Stockholders may also request the issuance of stock certificates, duplicate Form 1099s, safekeeping of stock certificates or an address change.

CORPORATE DIRECTORY

Directors

John Mutch	Bryan Ingram	Michele Klein
Chairman of the Board	Director	Director
Aviat Networks	SGH	Intevac Inc.
Dr. James C. Stoffel	Bruce Taten	Peter Smith
Director	Director	President & Chief Executive Officer
PAR Technology Corporation	Law Office of Bruce M. Taten	Aviat Networks

Management

Peter Smith	David Gray	Erin Boase
President & Chief Executive Officer	Sr. Vice President & Chief Financial Officer	General Counsel, Vice President Legal Affairs
Bryan Tucker	Gary Croke	
Sr. Vice President Americas Sales & Services	Vice President of Marketing & Product Line Management	

Outside Legal Counsel

Vinson & Elkins LLP
Austin, TX

Headquarters and Operations

Corporate Headquarters:
Aviat Networks, Inc.
200 Parker Drive, Suite C100A
Austin, TX 78728
USA

North America	Europe	Asia & Pacific Rim
Quebec, Canada	Châtillon, France	Gurgaon Haryana, India
Toronto, Canada	München, Germany	Lower Hutt, New Zealand
San Antonio, TX, USA	Schiphol, The Netherlands	Clark Freeport Zone, Philippines
	Ljubljana, Slovenia	Taguig, Philippines
	London, United Kingdom	Singapore

Latin America	Africa	Middle East
Mexico D.F., Mexico	Abidjan, Cote d'Ivoire	Zahle, Lebanon
	Accra, Ghana	Riyadh, Saudi Arabia
	Nairobi, Kenya	Dubai, United Arab Emirates
	Lagos, Nigeria	
	Johannesburg, South Africa	

FORWARD LOOKING STATEMENTS

This Annual Report, including the letter to shareholders, contains forward-looking statements that are based on the views of management regarding future events at the time of publication of this report. These forward-looking statements, which include, but are not limited to: our plans, strategies and objectives for future operations; new products, services or developments; future economic conditions; outlook; impact on operating results due to the volume, timing, customer, product and geographic mix of our product orders; our growth potential and the potential of industries and the markets we serve, are subject to the known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from those expressed or implied by each forward-looking statement. These risks, uncertainties and other factors are discussed in the 2023 Form 10-K.

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